UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

CB GOLD INC. / FIRST SOURCE RESOURCES INC.
(Name of Subject Companies)

British Columbia, Canada
(Jurisdiction of Subject Companies' Incorporation or Organization)

CB GOLD INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A (CB GOLD INC.)
33650K109 (FIRST SOURCE RESOURCES INC.)
 (CUSIP Number of Class of Securities (if applicable))

1300 – 1500 West Georgia Street
Vancouver, British Columbia
V5G 2Z6
(778) 389-7274
Attention: Fabio Capponi
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 30, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents.

(a)           The following documents, which are attached hereto, are being disseminated to the shareholders of CB Gold Inc. and First Source Resources Inc. or published in the home jurisdiction of the subject companies:

Document
Number	Description

1.	Joint Management Information Circular of First Source Resources Inc. and CB Gold Inc. dated June 28, 2010

2.	Letter of Transmittal with respect to common shares of CB Gold Inc.

3.	Form of Proxy for shareholders of CB Gold Inc.

4.	Letter of Transmittal with respect to common shares of First Source Resources Inc.

5.	Form of Proxy for shareholders of First Source Resources Inc.

(b)           Not applicable.

Item 2.    Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

NOTICE OF MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE SPECIAL MEETINGS

OF SHAREHOLDERS OF

FIRST SOURCE RESOURCES INC. AND CB GOLD INC.

with respect to the proposed

AMALGAMATION OF

FIRST SOURCE RESOURCES INC.

and

CB GOLD INC.

June 28, 2010

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the reverse take-over described in this Circular.

NOTICE OF MEETINGS

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

OF

FIRST SOURCE RESOURCES INC. AND CB GOLD INC.

DATED JUNE 28, 2010

With Respect to the Proposed Amalgamation of

FIRST SOURCE RESOURCES INC.

AND

CB GOLD INC.

This joint management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of First Source Resources Inc. (“First Source”) for use at the special meeting of First Source shareholders to be held on July 30, 2010 (the “First Source Meeting”) at the time and place and for the purposes set out in the accompanying First Source Notice of Special Meeting and any adjournment thereof.

This Circular is also furnished in connection with the solicitation of proxies by and on behalf of the management of CB Gold Inc. (“CB Gold”) for use at the special meeting of CB Gold shareholders to be held on July 30, 2010 (the “CB Gold Meeting”) at the time and place and for the purposes set out in the accompanying CB Gold Notice of Special Meeting and any adjournment thereof.

All information contained in this Circular with respect to First Source was provided by First Source for inclusion herein, and with respect to such information, CB Gold and its board of directors and officers have relied on First Source.  All information contained in this Circular with respect to CB Gold was provided by CB Gold for inclusion herein, and with respect to such information, First Source and its board of directors and officers have relied on CB Gold.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the First Source Meeting or the CB Gold Meeting other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the reverse take-over described in this Circular.

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF FIRST SOURCE RESOURCES INC.	1

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF CB GOLD INC.	1

GLOSSARY OF TERMS	1

FORWARD-LOOKING STATEMENTS	9

NOTICE TO UNITED STATES SECURITYHOLDERS	10

SUMMARY OF JOINT MANAGEMENT INFORMATION CIRCULAR	12

The Meetings	12
The Amalgamation	12
Name of Amalco	13
Board of Directors and Management of Amalco	14
Auditors of Amalco	14
First Source Shareholder Approval of Amalgamation	14
CB Gold Shareholder Approval of Amalgamation	14
Benefits of the Amalgamation	14
Recommendation of the First Source Board	15
Recommendation of the CB Gold Board	15
Stock Exchange Listings Before the Effective Date	15
Stock Exchange Listing After the Effective Date	15
TSXV Approval	15
Effective Time of the Amalgamation	15
Interests of Insiders	15
Available Funds	16
Capitalization of Amalco	16
Conflicts of Interests	16
Certain Federal Income Tax Considerations	16
Dissent Right for Shareholders	16
Information Concerning First Source	16
Information Concerning CB Gold	16
Information Concerning Amalco	17
Selected Pro Forma Financial Information	17
Relationships with Experts	17
Risk Factors	17
Other Matters to be Approved at the Meetings	17

JOINT MANAGEMENT INFORMATION CIRCULAR	18

GENERAL PROXY INFORMATION	18

Solicitation of Proxies	18
Voting of Proxies	18
Appointment of Proxyholder	18
Delivery of Proxies	18
Revocation of Proxies	19
Advice to Beneficial Shareholders	19
Record Date, Voting Shares and Principal Holders	20
Interest of Certain Persons or Companies in Matters to be Acted Upon	20

PART I: THE AMALGAMATION	21

General	21
Background to the Amalgamation	21
Benefits of the Amalgamation for First Source	22
Benefits of the Amalgamation for CB Gold	22
First Source and CB Gold Together	22
Recommendation of the First Source Board	22

2
2

Recommendation of the CB Gold Board	23
The Amalgamation Agreement	23
The Amalgamation Steps	32
Shareholder Approvals	32
Securities Laws Matters	34
Regulatory Approvals and TSXV Listing	35
Lock-Up Agreements	35
Effective Date of the Amalgamation	36
Exchange of Share Certificates	36
Certain Federal Income Tax Considerations	36
Dissenting Shareholders’ Rights	40

PART II: INFORMATION CONCERNING FIRST SOURCE	44

Corporate Structure	44
General Development of the Business	44
Selected Financial Information	44
Management’s Discussion and Analysis	45
Voting Securities and Principal Holders Thereof	45
Prior Sales	45
Price Range and Trading Volumes	46
STATEMENT OF EXECUTIVE COMPENSATION	46
Named Executive Officers	46
Compensation Discussion and Analysis	46
Summary Compensation Table	47
Incentive Plan Awards	48
Termination and Change of Control Benefits	49
Director Compensation	50
Management Contracts	51
Indebtedness of Directors and Senior Officers	51
Interest of Informed Persons in Material Transactions	51
Non-Arm’s Length Party Transactions	51
Legal Proceedings	52
Material Contracts	52
Auditor, Registrar and Transfer Agent	52
Additional Information	52

PART III: INFORMATION CONCERNING CB GOLD	53

CORPORATE STRUCTURE	53
Name and Incorporation	53
Intercorporate Relationships	53
DESCRIPTION OF THE BUSINESS	53
General Development	53
Narrative Description of the Business	55
Doing Business in Colombia	58
Properties of CB Gold	62
Selected Financial Information	94
Management’s Discussion and Analysis	94
Description of the Securities	94
Consolidated Capitalization	95
CB Gold Stock Option Plan	95
Prior Sales	96
Price Range and Trading Volumes	96
Directors, Officers and Promoters of CB Gold	97
STATEMENT OF EXECUTIVE COMPENSATION	97
Named Executive Officers	97
Compensation Discussion and Analysis	97
Summary Compensation Table	100

3

Incentive Plan Awards	100
Termination and Change of Control Benefits	101
Pension Plan Benefits	102
Director Compensation	102
Directors’ and Officers’ Liability Insurance	102
Indebtedness of Directors and Executive Officers	102
Promoters	103
Corporate Cease Trade Orders or Bankruptcies	103
Penalties or Sanctions	103
Personal Bankruptcies	103
Conflicts of Interest	104
Non-Arm’s Length Party Transactions	104
Interest of Certain Persons in Matters to be Acted Upon at the CB Gold Meeting	104
Interest of Informed Persons in Material Transactions	104
Legal Proceedings	104
Material Contracts	105

PART IV: INFORMATION CONCERNING AMALCO	106

General	106
Corporate Structure	106
Intercorporate Relationships	106
Narrative Description of the Business of Amalco	106
Description of the Securities	106
Pro Forma Capitalization	107
Fully Diluted Share Capital	108
Available Funds and Principal Use of Funds	108
Dividends	109
Principal Securityholders	109
Directors and Officers of Amalco	109
Corporate Governance	113
Corporate Cease Trade Orders or Bankruptcies	116
Penalties or Sanctions	116
Personal Bankruptcies	117
Conflicts of Interest	117
Other Reporting Issuer Experience	117
Proposed Executive Compensation	118
Indebtedness of Directors and Officers	118
Investor Relations Arrangements	118
Material Contracts of Amalco	118
Options to Purchase Securities	118
Escrowed and Pooled Securities	119
Risk Factors Relating to Amalco’s Business and Holding the Amalco Securities	121
Auditors, Registrar and Transfer Agent	131

PART V: GENERAL	132

Responsibility for Information	132
Sponsorship and Agent Relationship	132
Opinions	132
Fees and Expenses	133
Interest of Experts	133
Financial Statements	133
Other Material Facts	134
Board Approval	134
Consent of Lawson Lundell LLP	135
Consent of BDO Canada LLP	136
Consent of Smythe Ratcliffe LLP	137

4

Appendix “A” First Source Resolutions	A-1

Appendix “B” CB Gold Resolutions	B-1

Appendix “C” Amalco Stock Option Plan	C-1

Appendix “D” Amalco Pro Forma Financial Statements	D-1

Appendix “E” CB Gold Financial Statements	E-1

Appendix “F” Management’s Discussion & Analysis of CB Gold	F-1

Appendix “G” Management’s Discussion & Analysis of First Source	G-1

Appendix “H” Dissent Rights	H-1

FIRST SOURCE RESOURCES INC.

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF FIRST SOURCE RESOURCES INC.

NOTICE IS HEREBY GIVEN THAT a special meeting (the “First Source Meeting”) of holders of common shares (“First Source Shareholders”) of First Source Resources Inc. (“First Source”) will be held at #600 – 1090 West Georgia Street, Vancouver, British Columbia on July 30, 2010 at 11:00 a.m. (Vancouver time), to consider and, if deemed advisable, pass, with or without variation, a special resolution (the “First Source Amalgamation Resolution”), the full text of which is set forth in Appendix “A” to the accompanying joint management information circular of First Source and CB Gold Inc. (“CB Gold”) dated June 28, 2010 (the “Circular”), authorizing, approving and adopting the amalgamation agreement dated April 20, 2010, as amended and restated as of June 28, 2010 (the “Amalgamation Agreement”) between First Source and CB Gold, pursuant to which First Source and CB Gold would amalgamate (the “Amalgamation”) and continue as one company (“Amalco”) which would carry on business under the name “CB Gold Inc.”

The board of directors of First Source believes that the Amalgamation is fair to the First Source Shareholders and in the best interests of First Source, and unanimously recommends that First Source Shareholders vote in favour of the First Source Amalgamation Resolution.  Provided that the First Source Amalgamation Resolution receives requisite shareholder approval at the First Source Meeting, the purposes for which such meeting have been called will also include:

1.
the consideration, and if deemed advisable, passing, with or without variation, of a special resolution, the full text of which is set forth in Appendix “A” to this Circular, authorizing and approving the sale of First Source’s 100% interest in the Lac des Pics property;

2.
the consideration, and if deemed advisable, passing, with or without variation, of an ordinary resolution, the full text of which is set forth in Appendix “A” to this Circular, approving a stock option plan for Amalco; and

3.	the transaction of such further or other business as may properly come before the meeting or any adjournment thereof.

If the First Source Amalgamation Resolution does not receive requisite shareholder approval at the First Source Meeting, the purposes for which such meeting have been called will also include the transaction of such further or other business as may properly come before the meeting or any adjournment thereof.

The business to be transacted at the First Source Meeting and the specific details regarding the Amalgamation and related matters are described in further detail in the Circular.

The record date for the determination of First Source Shareholders entitled to receive notice of and to vote at the First Source Meeting is June 28, 2010 (the “Record Date”).  First Source Shareholders whose names have been entered in the register of First Source Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the First Source Meeting.

A registered First Source Shareholder may attend the First Source Meeting in person or may be represented by proxy. First Source Shareholders who are unable to attend the First Source Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the First Source Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be delivered by mail or fax so as to reach or be deposited with Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (fax no. 1-866-249-7775) not later than two business days (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the date set for the First Source Meeting or any adjournment thereof.

2

The persons named in the enclosed form of proxy are directors and/or officers of First Source.  Each First Source Shareholder has the right to appoint a proxyholder other than such persons, who need not be a First Source Shareholder, to attend and to act for such First Source Shareholder and on such First Source Shareholder’s behalf at the First Source Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the First Source Shareholder’s appointee should be legibly printed in the blank space provided.

The instrument appointing a proxy shall be in writing and shall be executed by the First Source Shareholder or his attorney authorized in writing or, if the First Source Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

If you are a beneficial First Source Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or other intermediary.

TAKE NOTICE THAT pursuant to the Business Corporations Act (British Columbia), a First Source Shareholder must give First Source a notice of dissent by registered mail or delivery addressed to the Corporate Secretary of First Source at least two days before the date of the First Source Meeting in order to exercise dissent rights with respect to certain matters to be considered at the meeting.  As a result of giving a valid notice of dissent, a First Source Shareholder may require Amalco to purchase all of his shares in respect of which the notice of dissent was given if the Amalgamation is completed.

DATED this June 28, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF FIRST SOURCE RESOURCES INC.

(signed) “Peter Smith” President

CB GOLD INC.

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF
CB GOLD INC.

NOTICE IS HEREBY GIVEN THAT a special meeting (the “CB Gold Meeting”) of holders of common shares (“CB Gold Shareholders”) of CB Gold Inc. (“CB Gold”) will be held at Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on July 30, 2010 at 11:00 a.m. (Vancouver time), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “CB Gold Amalgamation Resolution”), the full text of which is set forth in Appendix “B” to the accompanying joint management information circular of First Source Resources Inc. (“First Source”) and CB Gold dated June 28, 2010 (the “Circular”) authorizing, approving and adopting the amalgamation agreement dated April 20, 2010, as amended and restated as of June 28, 2010 (the “Amalgamation Agreement”) between CB Gold and First Source pursuant to which CB Gold and First Source would amalgamate (the “Amalgamation”) and continue as one company (“Amalco”) which would carry on business under the name “CB Gold Inc.”

The board of directors of CB Gold believes that the Amalgamation is fair to the CB Gold Shareholders and in the best interests of CB Gold, and unanimously recommends that CB Gold Shareholders vote in favour of the CB Gold Amalgamation Resolution.  Provided that the CB Gold Amalgamation Resolution receives requisite shareholder approval at the CB Gold Meeting, the purposes for which such meeting have been called will also include:

1.
the consideration, and if deemed advisable, passing, with or without variation, of an ordinary resolution, the full text of which is set forth in Appendix “B” to this Circular, approving a stock option plan for Amalco; and

2.	the transaction of such further or other business as may properly come before the meeting or any adjournment thereof.

If the CB Gold Amalgamation Resolution does not receive requisite shareholder approval at the CB Gold Meeting, the purposes for which such meeting have been called will also include the transaction of such further or other business as may properly come before the meeting or any adjournment thereof.

The business to be transacted at the CB Gold Meeting and the specific details regarding the Amalgamation and related matters are described in further detail in the Circular.

The record date for the determination of CB Gold Shareholders entitled to receive notice of and to vote at the CB Gold Meeting is June 28, 2010 (the “Record Date”).  CB Gold Shareholders whose names have been entered in the register of CB Gold Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the CB Gold Meeting.

A registered CB Gold Shareholder may attend the CB Gold Meeting in person or may be represented by proxy. CB Gold Shareholders who are unable to attend the CB Gold Meeting or any adjournment thereof in person are requested to date, execute and return the accompanying form of proxy for use at the CB Gold Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be delivered by mail or fax so as to reach or be deposited with the Corporate Secretary of CB Gold, care of Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9 or fax at 1-866-249-7775, Attention: Dawn Wattie, not later than two business days (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the date set for the CB Gold Meeting or any adjournment thereof.

The persons named in the enclosed form of proxy are directors and/or officers of CB Gold.  Each CB Gold Shareholder has the right to appoint a proxyholder other than such persons, who need not be a CB Gold Shareholder, to attend and to act for such CB Gold Shareholder and on such CB Gold Shareholder’s behalf at the CB Gold Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the CB Gold Shareholder’s appointee should be legibly printed in the blank space provided.

2

The instrument appointing a proxy shall be in writing and shall be executed by the CB Gold Shareholder or his attorney authorized in writing or, if the CB Gold Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

If you are a beneficial CB Gold Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or other intermediary.

TAKE NOTICE THAT pursuant to the Business Corporations Act (British Columbia), a CB Gold Shareholder may give CB Gold a notice of dissent by registered mail or delivery addressed to the Corporate Secretary of CB Gold at least two days before the date of the CB Gold Meeting in order to exercise dissent rights with respect to the Amalgamation.  As a result of giving a valid notice of dissent, a CB Gold Shareholder may require Almalco to purchase all of his shares in respect of which the notice of dissent was given if the Amalgamation is completed.

DATED this June 28, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF CB GOLD INC.

(signed) “Fabio Capponi”
President and Chief Executive Officer

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular.  Unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.  Unless otherwise indicated, the financial statements and summaries of financial information contained in this Circular are reported in Canadian dollars.  All such financial statements have been prepared in accordance with Canadian GAAP.  Unless otherwise indicated, all other references to monies are in Canadian dollars.

“Acquisition Proposal”, in respect of First Source or CB Gold, means a proposal or offer by any Person (other than the other thereof or an Affiliate of the other thereof), whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of First Source or CB Gold, respectively, or any of its Subsidiaries or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding voting shares of First Source or CB Gold, respectively, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, or any other transaction involving First Source or CB Gold, respectively, or any of its Subsidiaries, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such Person to acquire beneficial ownership of all or a material portion of the assets of First Source or CB Gold, respectively, or any of its Subsidiaries or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of First Source or CB Gold, respectively (other than the Transaction);

“Affiliate” means a Company that is affiliated with another Company as described below:

(a)	A Company is an “Affiliate” of another Company if:

(i)	one of them is the Subsidiary of the other, or

(ii)	each of them is controlled by the same Person;

(b)	A Company is “controlled” by a Person if:

(i)	voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(ii)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company; and

(c)	A Person beneficially owns securities that are beneficially owned by:

(i)	a Company controlled by that Person, or

(ii)	an Affiliate of that Person or an Affiliate of any Company controlled by that Person;

“Agents” means, collectively, GMP and any other agents that may be engaged by CB Gold in connection with the Subscription Receipt Offering;

“Amalco” means “CB Gold Inc.”, the company continuing from the Amalgamation upon the Effective Date;

“Amalco Agent Compensation Options” means the options to be issued by Amalco to Holders of CB Gold Agent Compensation Options in exchange for such CB Gold Agent Compensation Options under the Amalgamation, each such Amalco Agent Compensation Option entitling its Holder to subscribe for one Amalco Share and one-half of one Amalco Agent Warrant at a price of $0.75 for a period of 18 months after the listing of the Amalco Shares on the TSXV in accordance with its terms, as contemplated by the Engagement Agreement;

“Amalco Agent Warrants” means any common share purchase warrants which may be issued by Amalco to Holders of Amalco Agent Compensation Options upon the exercise of such Amalco Agent Compensation Options, each such Amalco Agent Warrant entitling its Holder to purchase one Amalco Share at an exercise price of $1.10 for a period of two years following the completion of the Amalgamation upon the exercise of such Amalco Agent Warrant in accordance with its terms, as contemplated by the Engagement Agreement;

“Amalco Board” means the board of directors of Amalco;

“Amalco Convertible Securities” means, collectively, the Amalco Options, the Amalco Financing Warrants and the Amalco Agent Compensation Options;

“Amalco Financing Warrants” means the common share purchase warrants to be issued by Amalco to Holders of Subscription Receipts on the exchange of such Subscription Receipts, each such Amalco Financing Warrant entitling its Holder to purchase one Amalco Share at an exercise price of $1.10 for a period of two years following the completion of the Amalgamation in accordance with its terms, as contemplated by the Engagement Agreement;

“Amalco Options” means the stock options to be issued by Amalco in exchange for the First Source Options and the CB Gold Options under the Amalgamation, such Amalco options being exercisable pursuant to the terms of the Amalco Stock Option Plan for the purchase of Amalco Shares;

“Amalco Securities” means, collectively, the Amalco Shares and the Amalco Convertible Securities;

“Amalco Shares” means common shares in the capital of Amalco;

“Amalco Stock Option Plan” means the incentive stock option plan of Amalco as set forth in Appendix “C” to this Circular, which will be adopted by Amalco in connection with the Amalgamation, as described herein;

“Amalgamation” means the amalgamation of First Source and CB Gold pursuant to Section 270 of the BCBCA as provided for in the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement between First Source and CB Gold made as of April 20, 2010 relating to the Amalgamation as amended and restated June 28, 2010;

“Amalgamation Application” means the amalgamation application in respect of the Amalgamation to be filed with the Registrar, subject to the conditions of the Amalgamation Agreement, following the approval of the First Source Amalgamation Resolution by the First Source Shareholders and the approval of the CB Gold Amalgamation Resolution by the CB Gold Shareholders;

“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSXV required or necessary for the completion of the transactions provided for in the Amalgamation Agreement and the Amalgamation;

“Arm’s Length Transaction” means a transaction which is not a Related Party Transaction;

“Associate” when used to indicate a relationship with a Person, means:

(a)
an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d)	in the case of a Person who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)
where the TSXV determines that two Persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D of the TSXV Rule Book and Policies with respect to that member firm, member corporation or holding company;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Business Day” means a day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“CB Gold” means CB Gold Inc., a company incorporated under the BCBCA;

“CB Gold Agent Compensation Options” means the compensation options to be issued by CB Gold to the Agents as partial consideration for their services under the Engagement Agreement, which CB Gold Agent Compensation Options will be exchanged for Amalco Agent Compensation Options under the Amalgamation;

“CB Gold Amalgamation Resolution” means the special resolution of the CB Gold Shareholders approving the Amalgamation and adopting the Amalgamation Agreement in substantially the form attached as Appendix “B” to this Circular to be voted upon by the CB Gold Shareholders at the CB Gold Meeting;

“CB Gold Board” means the board of directors of CB Gold;

“CB Gold Letter of Transmittal” means the letter of transmittal to be used by the CB Gold Shareholders for the purpose of surrendering certificates representing CB Gold Shares and exchanging such certificates for certificates representing Amalco Shares;

“CB Gold Meeting” means the special meeting of the CB Gold Shareholders (including any adjournment(s) or postponement(s) thereof) to be held on July 30, 2010 for the purpose of, among other things, considering and, if deemed advisable, approving the Amalgamation, adopting the Amalgamation Agreement and passing the CB Gold Amalgamation Resolution;

“CB Gold Options” means, collectively, the outstanding stock options to acquire 3,545,000 CB Gold Shares at a price of $0.50 per CB Gold Share;

“CB Gold Securities” means, collectively, the CB Gold Shares, the CB Gold Options, the Subscription Receipts and the CB Gold Agent Compensation Options;

“CB Gold Securityholders” means all of the Holders of CB Gold Securities;

“CB Gold Shareholders” means all of the Holders of the CB Gold Shares;

“CB Gold Shares” means the Class A common shares and Class B common shares in the capital of CB Gold;

“CB Gold Stock Option Plan” means the stock option plan of CB Gold, under which options to purchase up to 10% of the issued and outstanding CB Gold Shares may be issued in accordance with the policies of the TSXV;

“CB Gold Stock Option Plan Resolution” means the ordinary resolution of CB Gold Shareholders approving the Amalco Stock Option Plan in substantially the form attached as Appendix “B” to this Circular to be voted on at the CB Gold Meeting, provided that the CB Gold Amalgamation Resolution is approved by CB Gold Shareholders at the CB Gold Meeting;

“Certificate of Amalgamation” means the certificate of amalgamation issued by the Registrar pursuant to subsection 281(a) of the BCBCA with respect to the Amalgamation;

“Circular” means this joint management information circular of First Source and CB Gold prepared in connection with the Meetings including the appendices attached hereto;

“Colombia Projects” means the Norte de Santander Gold Project and the Vetas Gold Project;

“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Completion Date” means the date of the Final TSXV Bulletin;

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. at the offices specified in the First Source Letter of Transmittal and the CB Gold Letter of Transmittal;

“Dissenting Shareholder” means a registered CB Gold Shareholder or registered First Source Shareholder, as the case may be, who validly exercises the right of dissent under the BCBCA with respect to the CB Gold Amalgamation Resolution (in the case of registered CB Gold Shareholders) or the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution (in the case of registered First Source Shareholders), and thereby becomes entitled to receive the fair value of the shares held by such shareholder;

“Effective Date” means the date shown on the Certificate of Amalgamation issued by the Registrar pursuant to Section 281 of the BCBCA giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Engagement Agreement” means the engagement agreement dated May 5, 2010 between CB Gold and GMP in connection with the Subscription Receipt Offering;

“Final TSXV Bulletin” means the bulletin issued by the TSXV following closing of the Transaction and the submission of all Post-Approval Documents which evidences the final TSXV acceptance of the Transaction;

“First Source” means First Source Resources Inc., a company existing pursuant to the provisions of the BCBCA;

“First Source Amalgamation Resolution” means the special resolution of the First Source Shareholders approving the Amalgamation and adopting the Amalgamation Agreement in substantially the form attached as Appendix “A” to this Circular to be voted upon by the First Source Shareholders at the First Source Meeting;

“First Source Board” means the board of directors of First Source;

“First Source Extraordinary Sale Resolution” means the special resolution of the First Source Shareholders authorizing and approving the sale of the LDP Property in substantially the form attached as Appendix “A” to this Circular to be voted upon by the First Source Shareholders at the First Source Meeting;

“First Source Letter of Transmittal” means the letter of transmittal to be used by the First Source Shareholders for the purpose of surrendering certificates representing First Source Shares and exchanging such certificates for certificates representing Amalco Shares;

“First Source Meeting” means the special meeting of the First Source Shareholders (including any adjournment(s) or postponement(s) thereof) to be held on July 30, 2010 for the purpose of, among other things, considering and, if deemed advisable, approving the Amalgamation, adopting the Amalgamation Agreement and passing the First Source Amalgamation Resolution;

“First Source Options” means the outstanding stock options to acquire 400,032 First Source Shares at a price of $0.15 per First Source Share;

“First Source Securities” means, collectively, the First Source Shares and the First Source Options;

“First Source Securityholders” means all of the Holders of First Source Securities;

“First Source Shareholders” means all of the Holders of the First Source Shares;

“First Source Shares” means the outstanding common shares in the capital of First Source;

“First Source Stock Option Plan” means the stock option plan of First Source, under which options to purchase up to 10% of the issued and outstanding First Source Shares may be issued in accordance with the policies of the TSXV;

“First Source Stock Option Plan Resolution” means the ordinary resolution of First Source Shareholders approving the Amalco Stock Option Plan in substantially the form attached as Appendix “A” to this Circular to be voted on at the First Source Meeting, provided that the First Source Amalgamation Resolution is approved by First Source Shareholders at the First Source Meeting;

“GMP” means GMP Securities L.P.;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the First Source Securities, the CB Gold Securities or the Amalco Securities, the holders of such First Source Securities, CB Gold Securities or Amalco Securities, as applicable, shown from time to time in the register maintained by or on behalf of First Source, CB Gold or Amalco, as the case may be, in respect of such First Source Securities, CB Gold Securities or Amalco Securities;

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer,

(b)	a director or senior officer of a Company that is an insider or Subsidiary of the issuer,

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer, or

(d)	the issuer itself if it holds any of its own securities;

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity or self-regulatory authority (including the TSXV);

“LDP Property” means First Source’s interest in the Lac des Pics property, a gold/copper property in the Gaspé region of Quebec;

“LDP Sale Agreement” means the agreement between First Source and ASPM Inc. dated April 20, 2010, as amended on June 7, 2010, with respect to the sale of the LDP Property;

“Lock-Up Agreements” means the agreements pursuant to which, among other things, each of the directors, officers and certain shareholders of First Source agree irrevocably to vote the First Source Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the First Source Amalgamation Resolution and to otherwise support the Amalgamation;

“Material Adverse Effect”, when used in connection with CB Gold, First Source or Amalco, means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations of CB Gold, First Source or Amalco, respectively, and its Subsidiaries, taken as a whole, excluding (a) any decrease in the trading price or value of the CB Gold Shares or the First Source Shares resulting from the announcement of the execution of the Amalgamation Agreement or the transactions contemplated thereby, (b) any change, effect, event or occurrence relating to the global economy or securities markets in general or resulting from a change in the price of gold, any natural disaster, the commencement, occurrence or continuation of any war, armed hostility or act of terrorism or any generally applicable change in Laws;

“Meetings” means, collectively, the First Source Meeting and the CB Gold Meeting;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“Non-Arm’s Length Party” means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company (including an issuer) and any Associates or Affiliates of any of such Persons, and in relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person;

“Non-Arm’s Length Party Transaction” means a transaction between Non-Arm’s Length Parties;

“Norte de Santander Gold Project” means CB Gold’s interest in the Norte de Santander project, a gold exploration project located approximately 400 kilometres north of Bogotá in Colombia;

“Norte de Santander Report” means the technical report dated April 20, 2010, prepared by Scott Wilson RPA in accordance with NI 43-101 relating to the Norte de Santander Gold Project;

“Notice of CB Gold Meeting” means the notice of the CB Gold Meeting which accompanies this Circular;

“Notice of First Source Meeting” means the notice of the First Source Meeting which accompanies this Circular;

“Notices of Meetings” means, collectively, the Notice of First Source Meeting and the Notice of CB Gold Meeting;

“Person” means a Company or individual;

“Post-Approval Documents” means the documents prescribed as such in TSXV Policy 5.2;

“Registrar” means the Registrar of Companies for the Province of British Columbia appointed under Section 400 of the BCBCA;

“Related Party Transaction” has the meaning ascribed to that term in TSXV Policy 5.9, and includes a related party transaction that is determined by the TSXV to be a Related Party Transaction.  The TSXV may deem a transaction to be a Related Party Transaction where the transaction involves Non-Arm’s Length Parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction;

“Scott Wilson RPA” means Scott Wilson Roscoe Postle Associates Inc.;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Subscription Receipt Offering” means the offering by CB Gold of the Subscription Receipts for aggregate gross proceeds of up to $40,250,000 (including gross proceeds of up to $5,250,000 from Subscription Receipts sold under an over-allotment option granted to the Agents pursuant to the Engagement Agreement);

“Subscription Receipts” means the subscription receipts to be issued by CB Gold pursuant to the Subscription Receipt Offering (including Subscription Receipts issuable under an over-allotment option granted to the Agents pursuant to the Engagement Agreement), each such Subscription Receipt being exchangeable under the Amalgamation, without any additional consideration, for one Amalco Share and one-half of one Amalco Financing Warrant in accordance with the terms of such Subscription Receipts, as contemplated by the Engagement Agreement;

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

“Superior Proposal” means, in respect of First Source or CB Gold, an unsolicited bona fide written Acquisition Proposal in respect thereof which (i) is not subject to a financing condition or otherwise contingent or conditional upon the Person making the Acquisition Proposal obtaining financing in order to complete the Acquisition Proposal; (ii) is not subject to a due diligence condition other than confirmatory due diligence; and (iii) the First Source Board or CB Gold Board has determined in good faith (after receiving the advice of its outside legal counsel and financial advisors) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects thereof and of the Person making it and would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction more favourable from a financial point of view to its shareholders than the Amalgamation (after taking into consideration any amendment or proposed amendment of the Amalgamation as contemplated in the Amalgamation Agreement);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

“Transaction” means the Amalgamation, which is deemed to be a reverse take-over pursuant to TSXV Policy 5.2;

“TSXV” means the TSX Venture Exchange Inc.;

“TSXV Policy 5.2” means TSXV Policy 5.2 – Changes of Business and Reverse Takeovers, as amended;

“TSXV Rule Book and Policies” means the rules and policies which govern the manner in which members and participating organizations conduct business on the TSXV and, for greater certainty, does not mean the TSXV Corporate Finance Manual;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Securities Act” means the Unitd States Securities Act of 1933, as amended;

“Vetas Gold Project” means CB Gold’s interest in the Vetas project, a gold exploration project located approximately 325 kilometres north-north east of Bogotá in Colombia; and

“Vetas Report” means the technical report dated May 31, 2010, prepared by Scott Wilson RPA in accordance with NI 43-101 relating to the Vetas Gold Project.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars, and references to “Colombian pesos” are to Republic of Colombia Pesos. All references to dollar amounts in this Circular are to Canadian dollars unless stated otherwise or the context otherwise requires.

The high, low, average and closing exchange rates for U.S dollars and Colombian pesos expressed in Canadian dollars for the years ended December 31, 2009 and 2008 and the three month periods ended March 31, 2010, 2009, and 2008, as quoted by the Bank of Canada, were as follows:

Canadian dollars per United States dollar	High	Low	Average(1)	Closing
Year ended December 31,
2009	1.3000	1.0292	1.1420	1.0466
2008	1.2969	0.9719	1.0660	1.2246
Three months ended March 31,
2010	1.0734	1.0113	1.0401	1.0156
2009	1.3000	1.1823	1.2456	1.2602
2008	1.0324	0.9719	1.0042	1.0279

Canadian dollars per Colombian peso	High	Low	Average(1)	Closing
Year ended December 31,
2009	0.000567	0.000481	0.000531	0.000511
2008	0.000618	0.000477	0.000544	0.000545
Three months ended March 31,
2010	0.000549	0.000517	0.000535	0.000529
2009	0.000567	0.000481	0.000516	0.000494
2008	0.000563	0.000492	0.000526	0.000562

Note:

(1)	Calculated as an average of the daily noon rates for each period.

On June 25, 2010, the noon exchange for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was C$1.0370 (C$ 1.00 = US$0.9643).  On June 25, 2010, the noon exchange for one Colombian peso expressed in Canadian dollars as reported by the Bank of Canada was C$0.000545 (C$ 1.00 = 1,834.86 Colombian peso).

FORWARD-LOOKING STATEMENTS

The information provided in this Circular may contain forward-looking statements and forward-looking information about CB Gold, First Source or the Transaction within the meaning of applicable securities laws.  In addition, CB Gold or First Source may make or approve certain statements or information in future filings with Canadian securities regulatory authorities, in news releases, or in oral or written presentations by representatives of CB Gold or First Source that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information.  All statements and information, other than statements of historical fact, made by CB Gold or First Source that address activities, events, or developments that CB Gold or First Source expect or anticipate will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “budget”, “schedule”, “project”, “estimate”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this Circular and, accordingly, investors should not place undue reliance on any such forward-looking statements or information.  Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and neither CB Gold nor First Source undertakes any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws.  All forward-looking statements and information contained in this Circular and other documents of CB Gold and First Source are qualified by such cautionary statements.  New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on CB Gold’s, First Source’s or, assuming completion of the Transaction, Amalco’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.  For a more detailed discussion of certain risk factors, see “Part IV:  Information Concerning Amalco - Risk Factors relating to Amalco’s Business and an Investment in Amalco Securities”.

In addition, forward-looking statements and information herein, including pro forma financial information, is based on certain assumptions and involves risks related to the consummation or non-consummation of the Transaction and the business and operations of Amalco.  Pro forma financial information contained herein is based on the assumption that CB Gold Shareholders and First Source Shareholders will vote in favour of the Transaction and that all other conditions to the Transaction will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of CB Gold or First Source and there is no assurance that they will prove correct.  These risks and factors include, but are not limited to the risks related to the following:  conditions to the completion of the Transaction, including TSXV approval, may not be satisfied; obligations and liabilities of First Source and CB Gold; the Subscription Receipt Offering may not be completed in full or at all and its terms may be amended; an active market for the Amalco Shares may not develop; the trading prices of Amalco Shares may be less than the historical trading prices of First Source Shares; the trading price of such shares will likely decline significantly if there are substantial sales of Amalco Shares; Amalco will depend on two principal exploration stage projects; current production on the Vetas Gold Project may give rise to environmental liabilities; dependence on future financing; political and economic uncertainties in Colombia; there are no known resources or reserves of minerals on the Norte de Santander Gold Project or the Vetas Gold Project and Amalco cannot guarantee that there will be any commercial quantities of minerals on such properties that can be exploited on a profitable basis; CB Gold and First Source have historically depended on distributions of securities for funding requirements; uncertainty in global markets and economic conditions; the risk that Amalco’s business will fail because there is no assurance that Amalco will generate revenues; the speculative nature of the exploration of natural resource properties; uninsurable risks which could reduce or eliminate any future profitability; Amalco may not have good title to its mining claims; unreliable historical data for the Norte de Santander Gold Project and the Vetas Gold Project; competition from other exploration companies; dependence on key personnel; the inability of Amalco’s directors and officers to devote sufficient time to the operation of the business may limit Amalco’s success; government regulations and environmental concerns; issuances of securities of Amalco will result in dilution to Holders of Amalco Shares; the officers and directors of Amalco will own significant Amalco Shares and can exercise significant influence; the infrastructure in Colombia may not be adequate to support Amalco’s operations; conflicts of interest; the marketability of mineralized material is subject to numerous factors beyond its control; fluctuations in mineral prices; shareholders should not anticipate receiving cash dividends on Amalco Shares; repatriation of earnings; increased costs and compliance risks as a result of being a public company; non-governmental organization intervention; management of Amalco has discretion in the use of available funds; currency risk; the difficulty of enforcement of civil liabilities; joint venture risks; and Amalco’s principal properties are located in remote areas.

Although CB Gold and First Source have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this Circular and the documents incorporated by reference herein.

NOTICE TO UNITED STATES SECURITYHOLDERS

This Amalgamation relates to the securities of First Source and CB Gold, each of which is a Canadian company. This Circular is subject to disclosure requirements of Canada, which are different from those of the United States.  The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada.  First Source Securityholders and CB Gold Securityholders in the United States should be aware that such requirements are different than those of the United States.

Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The Amalco Securities to be issued in connection with the Amalgamation have not been registered pursuant to the U.S. Securities Act, and are being issued pursuant to the exemption from registration provided by Rule 802 thereunder. The Amalco Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the First Source Securities and CB Gold Securities, as applicable, exchanged by a securityholder in the Amalgamation were also “restricted securities”.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since each of First Source, CB Gold and Amalco is or will be incorporated or organized in Canada, all or most of their officers and directors are residents of Canada and other foreign countries, and all or most of their assets and the assets of their officers and directors are located outside the United States. You may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws.  It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Unless otherwise indicated, all estimates of, or references to, mineral reserves and resources included or incorporated by reference in this document have been prepared in accordance with NI 43-101.  The definition of a “mineral reserve” in NI 43-101 and the United States Securities and Exchange Commission (the “SEC”) definition of a “reserve” differ in certain respects. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, while “resources” are recognized and required to be disclosed by Canadian securities laws, the SEC does not recognize or permit U.S. companies to disclose mineral resources in documents filed with the SEC because they do not have demonstrated economic or legal viability.  U.S.

investors are cautioned not to assume that all or any part of a resource exists or will ever be established as a “reserve”. Accordingly, descriptions of mineralization included or incorporated by reference in this document may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The exchange of First Source Securities and CB Gold Securities for Amalco Securities in the Amalgamation and the holding and disposition of Amalco Securities may have tax consequences under the laws of the United States and Canada. Such consequences for First Source Securityholders and CB Gold Securityholders that are residents of, or citizens of, or otherwise subject to taxation in the United States (“U.S. Shareholders”) are not described in this Circular. U.S. Shareholders should be aware that each of First Source and CB Gold may have been a “passive foreign investment company” (as defined in U.S. Internal Revenue Code Section 1297) (a “PFIC”) in prior taxable years and may be a PFIC for the current taxable year, and there are special and generally adverse U.S. tax consequences to U.S. Shareholders who held their First Source Securities or CB Gold Securities during a period when First Source or CB Gold, as applicable, was a PFIC. U.S. Shareholders should consult their own tax advisers regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Amalgamation and the ownership and disposition of Amalco Securities received pursuant to the Amalgamation.

THE SECURITIES OFFERED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

12

SUMMARY OF JOINT MANAGEMENT INFORMATION CIRCULAR

The following is a summary of information contained in this Circular relating to the Transaction, First Source, CB Gold and Amalco (assuming completion of the Transaction) and is qualified in its entirety by and should be read in conjunction with the more detailed information and financial data and statements appearing elsewhere in this Circular.  All financial information relating to Amalco is pro forma information based on the pro forma financial statements of Amalco contained herein.  Certain capitalized terms used in this Circular without definition are defined in the “Glossary of Terms” which is located immediately preceding this summary.

The Meetings

The CB Gold Meeting will be held at the Pacific Room, the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on July 30, 2010, at 11:00 a.m. (Vancouver time) for the purpose of considering for approval, the CB Gold Amalgamation Resolution and: (i) if the CB Gold Amalgamation Resolution is approved, the CB Gold Stock Option Plan Resolution and such further or other business as may properly come before the meeting or any adjournment or adjournments thereof; or (ii) alternatively, in the event that the CB Gold Amalgamation Resolution is not approved, transacting such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The First Source Meeting will be held at #600 – 1090 West Georgia Street, Vancouver, British Columbia on July 30, 2010, at 11:00 a.m. (Vancouver time) for the purpose of considering for approval, the First Source Amalgamation Resolution and: (i) if the First Source Amalgamation Resolution is approved, the First Source Extraordinary Sale Resolution, the First Source Stock Option Plan Resolution and such further or other business as may properly come before the meeting or any adjournment or adjournments thereof; or (ii) alternatively, in the event that the First Source Amalgamation Resolution is not approved, transacting such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

In order for the Amalgamation to be implemented, the CB Gold Amalgamation Resolution must be passed by three-quarters of the votes cast by CB Gold Shareholders at the CB Gold Meeting and by two-thirds of the votes cast by First Source Shareholders at the First Source Meeting.  In order for the Amalco Stock Option Plan to be adopted, the CB Gold Stock Option Plan Resolution must be passed by a majority of the votes cast by CB Gold Shareholders at the CB Gold Meeting and the First Source Stock Option Plan Resolution must be passed by a majority of the votes cast by First Source Shareholders at the First Source Meeting.

The Amalgamation

First Source and CB Gold have agreed, subject to the satisfaction of certain conditions precedent, to amalgamate under the BCBCA to continue as one company under the name “CB Gold Inc.”  Pursuant to the Amalgamation:

1.	each one CB Gold Share issued and outstanding (other than CB Gold Shares held by Dissenting Shareholders) will be exchanged for one Amalco Share;

2.	each one CB Gold Option issued and outstanding will be exchanged for one Amalco Option;

3.	each one Subscription Receipt issued and outstanding will be exchanged for one Amalco Share and one-half of one Amalco Financing Warrant;

4.	each one CB Gold Agent Compensation Option issued and outstanding will be exchanged for one Amalco Agent Compensation Option;

5.	each one First Source Share issued and outstanding (other than First Source Shares held by Dissenting Shareholders) will be exchanged for 0.254512 of one Amalco Share; and

13

6.	each one First Source Option issued and outstanding will be exchanged for 0.254512 of one Amalco Option with a corresponding adjustment to the exercise price.

Assuming:

1.
full completion of the Subscription Receipt Offering (not including the exercise of any portion of the over-allotment option granted to the Agents in connection with such offering) and issuance of an aggregate of 46,666,666 Subscription Receipts at an issue price of $0.75 per Subscription Receipt(1);

2.
10,427,410 First Source Shares, 400,032 First Source Options, 69,710,136 CB Gold Shares, 3,545,000 CB Gold Options and 2,800,000 CB Gold Agent Compensation Options are issued and outstanding immediately prior to the Effective Date; and

3.	there are no Dissenting Shareholders,

there will be approximately 119,030,703 Amalco Shares, 3,646,814 Amalco Options, 23,333,333 Amalco Financing Warrants and 2,800,000 Amalco Agent Compensation Options issued and outstanding immediately after the completion of the Amalgamation and the exchange of Subscription Receipts for Amalco Shares and Amalco Financing Warrants as set out in the following table:

	Issued to CB Gold Securityholders	Issued to First Source Securityholders	Total Amalco
Amalco Shares	116,376,802	2,653,901	119,030,703
Percentage of Amalco Shares Issued	97.8%	2.2%	100%
Amalco Options	3,545,000	101,814	3,646,814
Amalco Financing Warrants	23,333,333	0	23,333,333
Amalco Agent Compensation Options(2)	2,800,000	0	2,800,000
Share Exchange Ratio (CB Gold:Amalco / First Source:Amalco)	1:1	1:0.254512	n/a

Notes:

(1) Information relating to the Subscription Receipt Offering is based on the terms of the Engagement Agreement.  Such terms are subject to change (See “Part III: Information Concerning CB Gold – Description of Business – Narrative Description of the Business – Financing”).

(2) Each Amalco Agent Compensation Option will be exercisable in accordance with its terms for the issuance of one Amalco Share and one-half of one Amalco Agent Warrant.  Accordingly, an aggregate of 4,200,000 Amalco Shares are issuable on the exercise of the Amalco Agent Compensation Options and the exercise of the Amalco Agent Warrants issuable on the exercise thereof.  (See “Part III:  Information Concerning CB Gold – Description of the Business – Narrative Description of the Business – Financing”).

For a description of Amalco’s fully diluted share capital, see “Part IV: Information Concerning Amalco – Fully Diluted Share Capital”.

Name of Amalco

Pursuant to the Amalgamation Agreement, the name of the company continuing from the Amalgamation will be “CB Gold Inc.”

14

Board of Directors and Management of Amalco

Pursuant to the Amalgamation Agreement, upon completion of the Amalgamation, the Amalco Board will be comprised of the following persons, each of whom will hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

Fabio Capponi
Giles Baynham
Peter Barnes
Juan Manuel Pelaez

For a detailed description of the backgrounds of the nominees including information regarding their principal occupation, see “Part IV:  Information Concerning Amalco – Directors and Officers of Amalco”.

It is intended that the management team of Amalco will be led by Fabio Capponi as President and Chief Executive Officer, Giles Baynham as Chairman and Vice President, Corporate Development, Susan Rubin as Chief Financial Officer, Ana Milena Vasquez as Vice President, Operations – Colombia and Dr. Alberto Martin Rios Carranza as Chief Geologist – Colombia.  See “Part IV:  Information Concerning Amalco - Directors and Officers of Amalco”.

Auditors of Amalco

Pursuant to the Amalgamation Agreement, upon completion of the Amalgamation, the firm of BDO Canada LLP, 600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 will be the auditors of Amalco to hold office until the next annual general meeting of shareholders of Amalco at a remuneration to be fixed by the directors of Amalco.

First Source Shareholder Approval of Amalgamation

First Source has called the First Source Meeting to be held at 11:00 a.m. (Vancouver time) on July 30, 2010 at #600 – 1090 West Georgia Street, Vancouver, British Columbia.  The First Source Amalgamation Resolution approving the Amalgamation and adopting the Amalgamation Agreement must be passed, with or without variation, by two-thirds of all votes cast with respect to the First Source Amalgamation Resolution by First Source Shareholders present in person or by proxy at the First Source Meeting.  At the First Source Meeting, each First Source Shareholder will be entitled to vote on the basis of one vote per First Source Share held.

CB Gold Shareholder Approval of Amalgamation

CB Gold has called the CB Gold Meeting to be held at 11:00 a.m. (Vancouver time) on July 30, 2010 at the Pacific Room, the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.  The CB Gold Amalgamation Resolution approving the Amalgamation and adopting the Amalgamation Agreement must be passed, with or without variation, by three-quarters of all votes cast with respect to the CB Gold Amalgamation Resolution by CB Gold Shareholders present in person or by proxy at the CB Gold Meeting.  At the CB Gold Meeting, each CB Gold Shareholder will be entitled to vote on the basis of one vote per CB Gold Share held.

Benefits of the Amalgamation

The Amalgamation is expected to provide a number of benefits to the First Source Shareholders and the CB Gold Shareholders through an investment in Amalco.  Amalco will hold the Norte de Santander Gold Project and the Vetas Gold Project and is expected to have increased market capitalization and receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing to explore and develop its properties.  See “Part I:  The Amalgamation – Benefits of the Amalgamation for CB Gold” and “Part I:  The Amalgamation – Benefits of the Amalgamation for First Source”.

15

Recommendation of the First Source Board

The First Source Board unanimously recommends that First Source Shareholders vote in favour of the First Source Amalgamation Resolution and each of the other matters to be considered at the First Source Meeting.

In reaching its recommendation, the First Source Board obtained and considered legal advice and considered a number of other factors which it believed to be relevant.  See “Part I:  The Amalgamation – Recommendation of the First Source Board”.

Recommendation of the CB Gold Board

The CB Gold Board unanimously recommends that CB Gold Shareholders vote in favour of the CB Gold Amalgamation Resolution and each of the other matters to be considered at the CB Gold Meeting.

In reaching its recommendation, the CB Gold Board obtained and considered legal advice and considered a number of other factors which it believed to be relevant.  See “Part I:  The Amalgamation – Recommendation of the CB Gold Board”.

Stock Exchange Listings Before the Effective Date

The First Source Shares are listed on the TSXV under the trading symbol “FSR”.  The closing price of the First Source Shares on the TSXV as at February 18, 2010, being the date of the last trade prior to the announcement of the Transaction, was $0.07 per First Source Share.  The First Source Shares have been halted from trading since March 1, 2010, pending receipt and review of acceptable documentation regarding the proposed Transaction by the TSXV.  See “Part II:  Information Concerning First Source Resources – Price Range and Trading Volumes”.

No securities of CB Gold are listed on any stock exchange.

Stock Exchange Listing After the Effective Date

An application has been made to the TSXV to have the Amalco Shares to be issued pursuant to the Amalgamation and issuable under the Amalco Convertible Securities (including the Amalco Shares issuable upon the exercise of the Amalco Agent Warrants underlying the Amalco Agent Compensation Options) listed on the TSXV.  See “Part I:  The Amalgamation – Regulatory Approvals and TSXV Listing”.

TSXV Approval

An application has been made to the TSXV by First Source and CB Gold for approval of the Transaction, including the listing of the Amalco Shares issued in connection with the Transaction.  There is no assurance, however, that such approval will be obtained or that all of the conditions required by the TSXV will be met and that the Amalco Shares will be listed on the TSXV or on any other stock exchange.

Effective Time of the Amalgamation

Subject to obtaining the requisite First Source Shareholder, CB Gold Shareholder and TSXV approvals and the satisfaction or waiver of all other conditions to the Amalgamation, it is presently anticipated that the Amalgamation will become effective on or about August 6, 2010.

Interests of Insiders

No Insider, promoter or Control Person of First Source or CB Gold and no Affiliate or Associate of the same, has any interest in the Transaction, other than that which arises from the holding of First Source Securities or CB Gold Securities, as applicable, and, in the case of certain persons, their positions as directors or officers of Amalco upon completion of the Amalgamation.

16

Available Funds

Assuming the receipt of gross proceeds from the Subscription Receipt Offering of $35,000,000, management of First Source and CB Gold expect that Amalco will have working capital of approximately $32,000,000 as at the Effective Date.  See “Part IV:  Information Concerning Amalco - Available Funds and Principal Use of Funds”.

Capitalization of Amalco

Upon completion of the Transaction, 72,364,037 Amalco Shares will be issued and outstanding, subject to adjustment for additional Amalco Shares issuable as a result of the Subscription Receipt Offering.  Additionally, assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering, an aggregate of 31,180,147 Amalco Shares will be issuable under the Amalco Convertible Securities (including Amalco Shares issuable upon the exercise of the Amalco Agent Warrants underlying the Amalco Agent Compensation Options).

Conflicts of Interests

The directors and officers of First Source and CB Gold are involved, and the directors and officers of Amalco will be involved, in other projects and businesses in the mining industry and may have conflicts of interests with other businesses and projects in which they are or become involved.  See “Part II:  Information Concerning First Source Resources Inc. –  Conflicts of Interest”, “Part III:  Information Concerning CB Gold Inc. – Conflicts of Interest” and “Part IV:  Information Concerning Amalco – Conflicts of Interest”.

Certain Federal Income Tax Considerations

CB Gold Securityholders and First Source Securityholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Amalgamation.

Certain Canadian Federal Income Tax Considerations

For information with respect to the Canadian federal income tax considerations relevant to the Amalgamation, see “Part I: The Amalgamation - Certain Canadian Federal Income Tax Considerations”.

Dissent Right for Shareholders

First Source Shareholders have the right to dissent with respect to the First Source Amalgamation Resolution and the First Source Extraordinary Sale Resolution and to be paid the fair value for their shares.  CB Gold Shareholders have the right to dissent with respect to the CB Gold Amalgamation Resolution and to be paid the fair value for their shares.  See “Part I:  The Amalgamation - Dissenting Shareholders’ Rights”.

The Amalgamation Agreement provides that it is a condition of completion of the Amalgamation that Holders of CB Gold Shares representing not more than 5% of the outstanding CB Gold Shares and Holders of First Source Shares representing not more than 5% of the outstanding First Source Shares exercise their right of dissent.

Information Concerning First Source

A description of the assets, business and operations of First Source prior to the Amalgamation is set out in this Circular under “Part II: Information Concerning First Source”.

Information Concerning CB Gold

A description of the assets, business and operations of CB Gold prior to the Amalgamation is set out in this Circular under “Part III: Information Concerning CB Gold”.

17

Information Concerning Amalco

A description of the assets, business and operations of Amalco, and certain other matters, is set out in this Circular under “Part IV: Information Concerning Amalco”.

Selected Pro Forma Financial Information

The following selected pro forma financial information is based on the assumptions described in the notes to the pro forma financial statements of Amalco attached hereto as Appendix “D”.  The pro forma financial statements are not necessarily indicative of what Amalco’s financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco’s financial position or results of operation for any future periods.

Pro Forma Consolidated Balance Sheet

Pro Forma Consolidated Balance Sheet	As at March 31, 2010 (unaudited)
Cash and Cash Equivalents	$38,242,801
Mineral Properties	$2,890,865
Working Capital	$38,033,406
Total Assets	$41,896,906
Total Liabilities	$1,053,314

Relationships with Experts

A description of certain relationships with experts is presented in this Circular under “Part V: General – Interests of Experts.”

Risk Factors

The operations of both First Source and CB Gold and the proposed business of Amalco should be considered highly speculative due to their current stage of development and involvement in the acquisition of, exploration for and production of mineral resources and reserves.  For a more detailed description of these risks, and others, see “Part IV:  Information Concerning Amalco - Risk Factors Relating to the Amalgamation and an Investment in Amalco’s Securities”.

Other Matters to be Approved at the Meetings

Approval of the Sale of the LDP Property

The First Source Board has approved the sale of the LDP Property.  Provided that the First Source Amalgamation Resolution receives requisite shareholder approval, First Source Shareholders will be asked at the First Source Meeting to approve the sale of the LDP Property.  See “Part I:  The Amalgamation - First Source Shareholder Approval of the Sale of the LDP Property”.

Approval of the Amalco Stock Option Plan

The First Source Board and CB Gold Board have approved the Amalco Stock Option Plan.  Provided that the First Source Amalgamation Resolution and the CB Gold Amalgamation Resolution receive requisite shareholder approval, First Source Shareholders will be asked at the First Source Meeting and CB Gold Shareholders will be asked at the CB Gold Meeting to approve the Amalco Stock Option Plan which will serve as the stock option plan for Amalco.  See “Part I:  The Amalgamation - First Source Shareholders and CB Gold Shareholder Approval of Amalco Stock Option Plan”.

CB GOLD INC. 907 – 1030 West Georgia Street Vancouver, British Columbia V6E 2Y3	FIRST SOURCE RESOURCES INC. 600 – 1090 West Georgia Street Vancouver, British Columbia V6E 3V7

JOINT MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information contained in this Circular is given as at June 25, 2010.

No person has been authorized by First Source or CB Gold to give any information or make any representations in connection with the transactions herein described or other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by First Source or CB Gold.

All information contained in this Circular with respect to First Source has been provided by First Source for inclusion herein, and with respect to that information, CB Gold and its board of directors and officers have relied solely on First Source.  Based on its due diligence conducted in this respect, CB Gold has no reason to believe that this information is not accurate.

All information contained in this Circular with respect to CB Gold has been provided by CB Gold for inclusion herein, and with respect to that information, First Source and its board of directors and officers have relied solely on CB Gold.  Based on its due diligence conducted in this respect, First Source has no reason to believe that this information is not accurate.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of each of First Source and CB Gold for use at the First Source Meeting to be held on July 30, 2010 and the CB Gold Meeting to be held on July 30, 2010, at the times and places and for the purposes set forth in the Notices of Meetings.  The cost of the solicitation of proxies by each of First Source and CB Gold in connection with the First Source Meeting and the CB Gold Meeting has been and will be borne by CB Gold.  Either First Source or CB Gold may retain other persons, entities or companies to solicit proxies on its behalf. Solicitation may be by mail, phone, email or facsimile.

Voting of Proxies

The First Source Shares and CB Gold Shares represented by properly completed proxies will be voted for or against the matters to be voted on in accordance with the instructions of the shareholder as specified in the proxy with respect to any matter to be voted on.  If a choice is not so specified, or if both choices are specified, with respect to any such matter, the shares represented by a proxy given to management will be voted in favour of such matter.  The forms of proxy accompanying this Circular confer discretionary authority upon the proxy nominees with respect to any amendments or variations to matters identified in the Notices of Meetings or any other matters which may properly come before the First Source Meeting or the CB Gold Meeting, as the case may be.

Appointment of Proxyholder

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the relevant meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Delivery of Proxies

The forms of proxy for First Source must be delivered by mail or fax to Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (fax no. 1-866-249-7775) not later than two business days (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the date of the First Source Meeting or any adjournment thereof.  The forms of proxy for

CB Gold must be delivered to the Corporate Secretary of CB Gold by mail or fax to Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9 1-866-249-7775, not later than two business days (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the date of the CB Gold Meeting or any adjournment thereof.

If any amendments or variations are proposed at the Meetings or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notices of Meetings and this Circular, or if any other matters properly come before the Meetings or any adjournment thereof, the proxy confers upon the shareholder’s nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meetings.  At the date of this Circular, management of First Source and CB Gold know of no such amendments or variations or other matters to come before the Meetings.

Revocation of Proxies

A shareholder has the right to revoke a proxy before it is exercised.  A proxy may be revoked by a written revocation signed by the shareholder or the shareholder’s authorized attorney or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation.  This revocation must be delivered to Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 at any time up to and including the last Business Day preceding the First Source Meeting or the CB Gold Meeting, as the case may be, or to the Chairman at the First Source Meeting or the CB Gold Meeting, as the case may be, or any adjournment of any such meeting, in any such case prior to the commencement of business at such meeting.  A proxy may also be revoked in any other manner provided by law.

Advice to Beneficial Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at either the CB Gold Meeting or the First Source Meeting.  Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at either the First Source Meeting or the CB Gold Meeting.  Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, First Source has distributed copies of the Notice of First Source Meeting, this Circular and the proxies to the clearing agencies and intermediaries for onward distribution to non-registered shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.

Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The instrument of proxy provided to Beneficial Shareholders is identical to that provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the company in question.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of the Canadian Depository for Securities, or its nominee (“CDS & Co.”). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of CB Gold and First Source do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

Should a non-registered shareholder receiving such a form wish to vote at the First Source Meeting or CB Gold Meeting, as the case may be, the non-registered shareholder should strike out the names of the management proxyholders named in the applicable form of proxy and insert the non-registered shareholder’s name in the blank space provided.  The majority of brokers now delegate responsibility for obtaining instructions from clients to

Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a voting instruction form, in lieu of the form of proxy.  The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the First Source Shares or CB Gold Shares, as the case may be, held by the Beneficial Shareholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the meeting.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote common shares directly at the First Source Meeting or CB Gold Meeting, as the case may be, and the voting instruction form must be returned to Broadridge or the telephone and internet procedures completed well in advance of such meeting in order to have the common shares voted. All references to shareholders in this Circular and the accompanying forms of proxy and Notices of Meetings are to shareholders of record unless specifically stated otherwise.

Record Date, Voting Shares and Principal Holders

First Source

The record date for determining the First Source Shareholders entitled to receive notice of, attend and vote at the First Source Meeting was fixed by the First Source Board as June 28, 2010.  As at June 28, 2010, there are 10,230,955 First Source Shares outstanding and entitled to be voted at the First Source Meeting and each First Source Share is entitled to one vote.  In connection with the Amalgamation, First Source will issue 196,455 First Source Shares to Union Securities Ltd. (“Union”) immediately prior to the completion of the Amalgamation.

To the knowledge of the directors and executive officers of First Source, as at the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting rights attached to all of the issued and outstanding First Source Shares, other than Peter Smith, President, Chairman and a director of First Source, who is the registered and beneficial holder of 1,882,117 First Source Shares representing 18.4% of the issued and outstanding First Source Shares.

CB Gold

The record date for determining the CB Gold Shareholders entitled to receive notice of, attend and vote at the CB Gold Meeting was fixed by the CB Gold Board as June 28, 2010.  As at June 28, 2010, there are 69,710,136 CB Gold Shares outstanding and entitled to be voted at the CB Gold Meeting and each CB Gold Share is entitled to one vote.

To the knowledge of the directors and executive officers of CB Gold, as at the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting rights attached to all of the issued and outstanding CB Gold Shares, other than as set forth below:

Name & Municipality of Residence	Type of Ownership	Number of CB Gold Shares	Percentage of CB Gold Shares
Fabio Capponi Vancouver, BC	Registered and beneficial	16,602,700	23.8%
Giles Baynham Vancouver, BC	Registered and beneficial	16,602,500	23.8%

Interest of Certain Persons or Companies in Matters to be Acted Upon

No person who has been a director or executive officer of First Source or CB Gold at any time since the beginning of First Source’s or CB Gold’s last financial year, respectively, no proposed director of Amalco and no Associate or Affiliate of the foregoing persons, has a material interest, direct or indirect, in the matters to be acted upon at the First Source Meeting or the CB Gold Meeting, respectively, other than that which arises from the holding of First Source Securities or CB Gold Securities, as applicable, as disclosed in this Circular, and, in the case of certain persons, their positions as directors or officers of Amalco upon completion of the Amalgamation, as disclosed in this Circular.

PART I:  THE AMALGAMATION

General

Pursuant to the terms of the Amalgamation Agreement, First Source and CB Gold have agreed to amalgamate pursuant to Section 270 of the BCBCA to continue as one company under the name “CB Gold Inc.”

Each First Source Shareholder (other than a Dissenting Shareholder) will receive 0.254512 of one Amalco Share in exchange for every one First Source Share held.  All First Source Options will be exchanged for Amalco Options at a ratio of 0.254512 of one Amalco Option for each First Source Option with an adjusted exercise price of $0.59 per Amalco Option.

Each CB Gold Shareholder (other than a Dissenting Shareholder) will receive one Amalco Share in exchange for every one CB Gold Share held.  All CB Gold Options will be exchanged for Amalco Options at a ratio of one Amalco Option for every one CB Gold Option held.  The exercise price for the Amalco Options issued in exchange for CB Gold Options will be $0.50 per Amalco Option.

Any fractional interests resulting from the foregoing transactions shall be rounded down to the nearest whole Amalco Security.  Upon completion of the Amalgamation and excluding the issuance of any Amalco Shares as a result of the Subscription Receipt Offering, First Source Shareholders and CB Gold Shareholders will hold, on a fully diluted basis, approximately 1.8% and 98.2% of the outstanding Amalco Shares, respectively.

Background to the Amalgamation

The provisions of the Amalgamation Agreement are the result of negotiations conducted between representatives of CB Gold and First Source and their respective advisors.  The following is a summary of the principal meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Amalgamation Agreement.

Management of CB Gold and the CB Gold Board have, since the incorporation of CB Gold, examined opportunities to enhance the value of the CB Gold Shares and to improve the strategic positioning of CB Gold.  Because CB Gold is a privately-held company and the CB Gold Shares are not listed on any exchange, CB Gold’s management and the CB Gold Board have sought opportunities to improve the liquidity of the CB Gold Shares.  The CB Gold Board considered the possibility of conducting an initial public offering or entering into a business combination with a public company to provide its shareholders with greater liquidity.

Management of First Source and CB Gold began informal discussions with respect to a possible business combination between the two companies on January 6, 2010.  On January 7, 2010, First Source and CB Gold entered into a confidentiality agreement, and thereafter continued discussions regarding the terms of a potential transaction. CB Gold and First Source began to exchange information about each other to facilitate their respective due diligence investigations.

First Source and CB Gold entered into a binding letter agreement dated February 26, 2010 which set forth the principal terms of the proposed business combination between the two companies.  The letter agreement contemplated that it would be replaced by a definitive agreement.

On April 20, 2010, the CB Gold Board unanimously resolved to approve the Amalgamation, subject to regulatory and shareholder approvals and the fulfilment of other conditions, and authorized CB Gold to enter into the Amalgamation Agreement.

On April 20, 2010, the First Source Board unanimously resolved to approve the Amalgamation, subject to regulatory and shareholder approvals and the fulfilment of other conditions, and authorized First Source to enter into the Amalgamation Agreement.

CB Gold and First Source executed a definitive amalgamation agreement on April 20, 2010.  At that time, directors, officers and certain shareholders of First Source holding First Source Shares representing, in the aggregate, approximately 52% of the total number of issued and outstanding First Source Shares executed Lock-Up Agreements with CB Gold.  CB Gold and First Source amended and restated such amalgamation agreement on June 28, 2010 to, among other things, reflect the terms of the Subscription Receipt Offering.

Benefits of the Amalgamation for First Source

The First Source Board believes that the Amalgamation will provide a greater and more consolidated asset base in a country and area with significant exploration and development potential, a greater capitalization and greater liquidity for its shareholders, better access to capital markets and a management team with experience in the country and area in which the assets are located.

Benefits of the Amalgamation for CB Gold

The CB Gold Board believes that the Amalgamation will provide greater capitalization and greater liquidity for its shareholders, better access to capital markets for funding to advance current and future exploration, development and mining projects and an experienced management team.

The Amalco Board will be comprised of four nominees of CB Gold.  All of the executive officers of Amalco will be appointed by the Amalco Board.

First Source and CB Gold Together

The Amalgamation will combine the interests of First Source and CB Gold and is expected to yield benefits to the Holders of Amalco Shares, in comparison to holdings of First Source Shares or CB Gold Shares, by facilitating better access to capital markets and increasing liquidity and capitalization.  Amalco will hold substantial assets in a country with significant exploration and development potential and be led by a management team with experience in that country.

Recommendation of the First Source Board

The First Source Board determined based on, among other things, the considerations noted below, that the Amalgamation is in the best interests of First Source and is fair to First Source Shareholders and unanimously recommends that First Source Shareholders vote in favour of the First Source Amalgamation Resolution.  In reaching its conclusion, the First Source Board considered, among other things, the following:

1.	management’s review of, and advice with respect to, the results of operations and prospects of each of First Source and CB Gold;

2.	the current and anticipated financial resources of Amalco;

3.	the securities exchange ratios provided for in the Amalgamation Agreement;

4.	the management team of Amalco;

5.	the greater liquidity for First Source Shareholders expected to result from the completion of the Amalgamation;

6.	the potential for enhanced access to capital markets expected to result from the completion of the Amalgamation;

7.	the fact that the Amalgamation must be approved by a special resolution passed by not less than two-thirds of the votes cast at the First Source Meeting by First Source Shareholders; and

8.
the fact that the Amalgamation Agreement and the BCBCA include provisions which will permit First Source Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent in respect of the Amalgamation in accordance with the BCBCA and be paid the fair value of their First Source Shares as provided therein.

Recommendation of the CB Gold Board

The CB Gold Board has determined based on, among other things, the considerations noted below that the Amalgamation is in the best interests of CB Gold and is fair to CB Gold Shareholders, and unanimously recommends that CB Gold Shareholders vote in favour of the CB Gold Amalgamation Resolution. In reaching its conclusion, the CB Gold Board considered, among other things, the following:

1.	management’s review of, and advice with respect to, the results of operations and prospects of each of First Source and CB Gold;

2.	the current and anticipated future financial resources of Amalco;

3.	the securities exchange ratios provided for in the Amalgamation Agreement;

4.	the management team of Amalco;

5.	the greater liquidity for CB Gold Shareholders expected to result from the completion of the Amalgamation;

6.	the potential for enhanced access to capital markets expected to result from the completion of the Amalgamation;

7.	the fact that the Amalgamation must be approved by a special resolution passed by not less than three-quarters of the votes cast at the CB Gold Meeting by CB Gold Shareholders; and

8.
the fact that the Amalgamation Agreement and the BCBCA include provisions which will permit CB Gold Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent in respect of the Amalgamation in accordance with the BCBCA and be paid the fair value of their CB Gold Shares as provided therein.

The Amalgamation Agreement

First Source and CB Gold have entered into the Amalgamation Agreement.  The summary below is qualified in its entirety by the full text of the Amalgamation Agreement, a copy of which is available under First Source’s profile on SEDAR at www.sedar.com.

Effect of the Amalgamation

Under the terms of the Amalgamation Agreement, subject to the satisfaction of certain conditions precedent, First Source and CB Gold will be amalgamated under the BCBCA to form a new company under the name “CB Gold Inc.”  Pursuant to the Amalgamation:

1.	each one CB Gold Share issued and outstanding (other than CB Gold Shares held by Dissenting Shareholders), will be exchanged for one Amalco Share;

2.	each one CB Gold Option issued and outstanding will be exchanged for one Amalco Option;

3.	each one Subscription Receipt issued and outstanding will be exchanged for one Amalco Share and one-half of one Amalco Financing Warrant;

4.	each one CB Gold Agent Compensation Option issued and outstanding will be exchanged for one Amalco Agent Compensation Option;

5.	each one First Source Share issued and outstanding (other than First Source Shares held by Dissenting Shareholders) will be exchanged for 0.254512 of one Amalco Share; and

6.	each one First Source Option issued and outstanding will be exchanged for 0.254512 of one Amalco Option with a corresponding adjustment to the exercise price.

CB Gold Shareholders and First Source Shareholders who purport to exercise rights of dissent with respect to the CB Gold Amalgamation Resolution or the First Source Amalgamation Resolution, as the case may be, but are ultimately determined not to be entitled, for any reason, to be paid fair value for their CB Gold Shares or First Source Shares, as the case may be, shall be deemed to have participated in the Amalgamation on the same basis as CB Gold Shareholders and First Source Shareholders, respectively, who do not exercise rights of dissent.

Assuming:

1.
full completion of the Subscription Receipt Offering (not including the exercise of any portion of the over-allotment option granted to the Agents in connection with such offering) and issuance of an aggregate of 46,666,666 Subscription Receipts at an issue price of $0.75 per Subscription Receipt(1);

2.
10,427,410 First Source Shares, 400,032 First Source Options, 69,710,136 CB Gold Shares, 3,545,000 CB Gold Options and 2,800,000 CB Gold Agent Compensation Options are issued and outstanding immediately prior to the Effective Date; and

3.	there are no Dissenting Shareholders,

there will be approximately 119,030,703 Amalco Shares, 3,646,814 Amalco Options, 23,333,333 Amalco Financing Warrants, and 2,800,000 Amalco Agent Compensation Options issued and outstanding immediately after the Effective Time as set out in the following table:

	Issued to CB Gold Securityholders	Issued to First Source Securityholders	Total Amalco
Amalco Shares	116,376,802	2,653,901	119,030,703
Percentage of Amalco Shares Issued	97.8%	2.2%	100%
Amalco Options	3,545,000	101,814	3,646,814
Amalco Financing Warrants	23,333,333	0	23,333,333
Amalco Agent Compensation Options(2)	2,800,000	0	2,800,000
Share Exchange Ratio (CB Gold:Amalco / First Source:Amalco)	1:1	1:0.254512	n/a

Notes:

(1)
Information relating to the Subscription Receipt Offering is based on the terms of the Engagement Agreement.  Such terms are subject to change (See “Part III: Information Concerning CB Gold – Description of Business – Narrative Description of the Business – Financing”).

(2)
Each Amalco Agent Compensation Option will be exercisable in accordance with its terms for the issuance of one Amalco Share and one-half of one Amalco Agent Warrant.  Accordingly, an aggregate of 4,200,000 Amalco Shares are issuable on the exercise of the Amalco Agent Compensation Options and the exercise of the Amalco Agent Warrants issuable on the exercise thereof.  (See “Part III:  Information Concerning CB Gold – Description of the Business – Narrative Description of the Business – Financing”).

The Amalgamation Agreement contains detailed representations and warranties made by each of First Source and CB Gold to the other regarding their respective financial positions, liabilities, mineral property interests and operations and regarding certain customary commercial matters, including corporate, legal and other matters relating to their respective affairs.

Mutual Conditions

The obligations of First Source and CB Gold to complete the transactions contemplated in the Amalgamation Agreement and to file with the Registrar such documents as are required to be filed under the BCBCA to give effect to the Amalgamation are subject to the satisfaction or waiver by one or both of First Source and CB Gold, as the case may be, at or prior to the Effective Date of certain conditions, including the following:

1.
the First Source Amalgamation Resolution shall have been approved by not less than two-thirds of the votes cast by First Source Shareholders at the First Source Meeting in accordance with applicable laws and the Amalgamation Agreement;

2.
the CB Gold Amalgamation Resolution shall have been approved by not less than three-quarters of the votes cast by CB Gold Shareholders at the CB Gold Meeting in accordance with applicable laws and the Amalgamation Agreement;

3.	the TSXV shall have approved the transactions contemplated in the Amalgamation Agreement, including the issuance by Amalco of all Amalco Securities to be issued pursuant to the Amalgamation;

4.
the TSXV shall have conditionally approved the listing thereon of the Amalco Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date and (ii) issuable upon exercise of the Amalco Convertible Securities;

5.
all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain, receive or comply with which would, individually or in the aggregate, have a Material Adverse Effect on Amalco after the Effective Time;

6.	all applicable consents required from third parties to the transactions contemplated by the Amalgamation Agreement shall have been obtained;

7.
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under the Amalgamation Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under the Amalgamation Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under the Amalgamation Agreement in accordance with the terms and conditions thereof;

8.	there shall not exist any prohibition at Law against the completion of the Amalgamation;

9.
none of the Appropriate Regulatory Approvals or consents contemplated by the Amalgamation Agreement shall contain terms or conditions or require undertakings or security which are considered unsatisfactory or unacceptable by any of the parties to the Amalgamation Agreement acting reasonably;

10.	the Amalgamation Agreement shall not have been terminated under Article 8 thereof;

11.
CB Gold Shareholders representing no more than 5% of the outstanding CB Gold Shares and First Source Shareholders representing no more than 5% of the outstanding First Source Shares shall have exercised dissent rights;

12.
all Persons which are parties to any written or oral policy, agreement, obligation or understanding providing for severance, termination or change of control payments which will result from the Amalgamation, shall provide a waiver to CB Gold relating thereto;

13.	all Persons holding CB Gold Options shall have agreed to exchange their CB Gold Options for Amalco Options in connection with the Amalgamation; and

14.	all Persons holding First Source Options shall have agreed to exchange their First Source Options for Amalco Options in connection with the Amalgamation.

First Source’s Conditions

The obligations of First Source to complete the transactions contemplated in the Amalgamation Agreement and to file with the Registrar such documents as are required to be filed under the BCBCA to give effect to the Amalgamation are subject to the satisfaction or waiver by First Source, at or prior to the Effective Date or such other time as specified below, of certain conditions, including the following:

1.
CB Gold shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Time;

2.
each of the representations and warranties of CB Gold under the Amalgamation Agreement shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Amalgamation Agreement or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on CB Gold;

3.
since the date of the Amalgamation Agreement, there shall have been no Material Adverse Effect with respect to CB Gold or any change, effect, event or occurrence, including the commencement of any action, suit or other legal proceeding, which would be reasonably expected to have a Material Adverse Effect on CB Gold; and

4.
the CB Gold Board and the Holders of CB Gold Shares shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by CB Gold to permit the consummation of the Amalgamation and the other transactions contemplated by the Amalgamation Agreement.

CB Gold’s Conditions

The obligations of CB Gold to complete the transactions contemplated in the Amalgamation Agreement and to file with the Registrar such documents as are required to be filed under the BCBCA to give effect to the Amalgamation are subject to the satisfaction or waiver by CB Gold, at or prior to the Effective Date or such other time as specified below of certain conditions, including the following:

1.
First Source shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Time;

2.
each of the representations and warranties of First Source under the Amalgamation Agreement shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Amalgamation Agreement, or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on First Source;

3.
since the date of the Amalgamation Agreement, there shall have been no Material Adverse Effect with respect to First Source or any change, effect, event or occurrence, including the commencement of any action, suit or other legal proceeding, which would be reasonably expected to have a Material Adverse Effect on First Source;

4.
immediately prior to the time that is immediately prior to the Effective Time, First Source shall have sold or otherwise disposed of the Lac des Pics property on such terms as may be approved in writing by CB Gold;

5.	CB Gold shall have received a resignation and release from each officer and director of First Source which shall be effective at the Effective Time;

6.
on the date of the Amalgamation Agreement, CB Gold shall have received from certain Holders of the outstanding First Source Shares duly executed and delivered Lock-Up Agreements in respect of all First Source Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 50% of the First Source Shares issued and outstanding as of the date of the Amalgamation Agreement and none of the persons executing the Lock-Up Agreements shall breach, in any material respect, any of the representations, warranties and covenants in such Lock-Up Agreements; and

7.
the First Source Board and the Holders of First Source Shares shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by First Source to permit the consummation of the Amalgamation and the other transactions contemplated by the Amalgamation Agreement.

Mutual Covenants

Under the Amalgamation Agreement, each of CB Gold and First Source agrees that, until the earlier of the Effective Date or the termination of the Amalgamation Agreement in accordance with Article 8 of the Amalgamation Agreement, in each case except (i) with the written consent of the other party to any deviation therefrom or (ii) as expressly contemplated by the Amalgamation Agreement:

1.	it shall:

(a)
carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice and in compliance, in all material respects, with all applicable Laws;

(i)
use commercially reasonable efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees and to preserve its relationships with customers, suppliers and others having business dealings with it; and

(ii)
maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time;

(b)	promptly advise the other party in writing of:

(i)
any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in the Amalgamation Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	any Material Adverse Effect on such party or any change, effect, event or occurrence which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	any material breach by such party of any obligation, covenant or agreement contained in the Amalgamation Agreement; and

(c)
use its commercially reasonable efforts to perform all obligations required to be performed by such party under the Amalgamation Agreement, cooperate with the other party hereto in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and the other transactions contemplated by the Amalgamation Agreement and, without limiting the generality of the foregoing, it shall:

(i)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all of the conditions precedent set forth in the Amalgamation Agreement;

(ii)
apply for and use commercially reasonable efforts to obtain as soon as reasonably practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party, on a timely basis, with copies of all related applications and notifications, in draft form, and allowing such other party to provide its reasonable comments;

(iii)
use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s Subsidiaries with respect to the transactions contemplated by the Amalgamation Agreement;

(iv)
use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Amalgamation Agreement or the consummation of the transactions contemplated by the Amalgamation Agreement;

(v)
use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Amalgamation Agreement;

(vi)
effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party’s Subsidiaries in connection with the transactions contemplated by the Amalgamation Agreement; and

(vii)
use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s Subsidiaries to consummate the transactions contemplated by the Amalgamation Agreement the failure of which to obtain would materially and adversely affect the ability of such party or such party’s Subsidiaries to consummate the transactions contemplated by the Amalgamation Agreement;

2.	it shall not:

(a)	declare or pay any dividends on, or make other distributions or return capital in respect of, any of its capital stock or any other equity interests;

(b)
split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(c)
other than in connection with the Subscription Receipt Offering and in connection with the issuance of up to 750,000 options under incentive arrangements for the directors, officers, employees and consultants of CB Gold, the acquisition by CB Gold of interests in mineral properties and the issuance of 12,000 CB Gold Shares to an investment dealer in connection with a previous financing by CB Gold in the case of CB Gold, and an issuance of 196,455 First Source Shares to Union in the case of First Source, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to fully vested stock options and warrants outstanding on the date of the Amalgamation Agreement;

(d)
other than in connection with the Subscription Receipt Offering and in connection with the issuance of up to 750,000 options under incentive arrangements for the directors, officers, employees and consultants of CB Gold, the acquisition by CB Gold of interests in mineral properties and the issuance of 12,000 CB Gold Shares to an investment dealer in connection with a previous financing by CB Gold in the case of CB Gold, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares;

(e)	incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into an indemnity or similar arrangement with respect to any indebtedness;

(f)	enter into any material operating lease or create any mortgages, liens, security interests or other Encumbrances on the property of such party in connection with any indebtedness;

(g)
increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer, employee or consultant of such party;

(h)
increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party;

(i)
except as specifically provided under the Amalgamation Agreement, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any CB Gold Shares or First Source Shares, or otherwise amend, vary or modify any plans or the terms of any stock option;

(j)
adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer, employee or consultant of such party or amend any employee benefit plan, policy, severance or termination agreement;

(k)	amend or propose to amend its constating documents;

(l)	pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due;

(m)
enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect, any material contract, agreement, guarantee, lease commitment or arrangement, except as required by applicable Laws;

(n)
make any changes to the existing accounting practices, methods and principles relating to such party except as required by Law or by Canadian generally accepted accounting principles as advised by such party’s regular independent accountants, as the case may be;

(o)	make or rescind any material tax election;

(p)
subject to its right to do so under the non-solicitation provisions referred to below, enter into any confidentiality or standstill agreement or amend or release any third party from its obligations, or grant any consent, under any confidentiality or standstill provision or fail to fully enforce any such provision;

(q)
take or fail to take any action which would cause any of such party’s representations or warranties under the Amalgamation Agreement to be untrue or inaccurate or would be reasonably expected to prevent or materially impede, interfere with or delay the Amalgamation;

(r)	agree in writing or otherwise take any of the actions as described in items (a) through (q) above.

In addition, the Amalgamation Agreement contains non-solicitation provisions pursuant to which neither First Source nor CB Gold may, directly or indirectly, solicit, initiate or encourage any inquiries, discussions, negotiations, proposals or offers from, or provide information relating to itself or any of its business or assets to, any Person, entity or group in connection with or that may lead to an Acquisition Proposal, except as provided in the Amalgamation Agreement, including actions by directors to fulfil their fiduciary duties under applicable law and in respect of a Superior Proposal.  The Amalgamation Agreement provides that each of First Source and CB Gold has a right to offer to amend the terms of the Amalgamation to match any Acquisition Proposal received by the other party such that it would no longer constitute a Superior Proposal.

Covenants of CB Gold

Under the Amalgamation Agreement, CB Gold has provided First Source with certain covenants, including the following:

1.	the CB Gold Board shall recommend to the Holders of CB Gold Shares the approval of the CB Gold Amalgamation Resolution and all related matters at the CB Gold Meeting;

2.	CB Gold shall, at the request of First Source, solicit from the Holders of CB Gold Shares proxies in favour of the approval of the CB Gold Amalgamation Resolution and all related matters;

3.
CB Gold shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the CB Gold Meeting without First Source’s prior written consent, except as required by Laws or, in the case of adjournment, as may be required by the Holders of CB Gold Shares as expressed by majority resolution; and

4.
until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to its terms, CB Gold shall not sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets.

Covenants of First Source

Under the Amalgamation Agreement, First Source has provided CB Gold with certain covenants, including the following:

1.
the First Source Board shall recommend to the Holders of First Source Shares the approval of the First Source Amalgamation Resolution, the First Source Extraordinary Sale Resolution and all related matters at the First Source Meeting;

2.
First Source shall, at the request of CB Gold, solicit from the Holders of First Source Shares proxies in favour of the approval of the First Source Amalgamation Resolution, the First Source Extraordinary Sale Resolution and all related matters;

3.	First Source shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the First Source Meeting without CB Gold’s prior written consent, except as required by

Laws or, in the case of adjournment, as may be required by the Holders of First Source Shares as expressed by majority resolution;

4.
until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to Article 8 of the Amalgamation Agreement, First Source shall not sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets, except that First Source may sell or otherwise dispose of the Lac des Pics property on such terms as may be approved in writing by CB Gold; and

5.
until the earlier of the Effective Date and the termination of the Amalgamation Agreement pursuant to its terms, First Source shall not make or commit to make any capital expenditures (including capital lease obligations) without the prior written consent of CB Gold.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the CB Gold Amalgamation Resolution by the Holders of CB Gold Shares or any approval of the First Source Amalgamation Resolution by the Holders of First Source Shares) in the following circumstances:

1.	by the mutual written agreement of First Source and CB Gold;

2.
by either First Source or CB Gold, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining First Source or CB Gold from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

3.
by either First Source or CB Gold, if the Effective Date does not occur on or prior to October 31, 2010 or such other date as First Source and CB Gold may agree upon in writing; provided, however, that the right to terminate the Amalgamation Agreement shall not be available to any party whose failure to perform any material covenant, agreement or obligation thereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

4.
by CB Gold if (i) the First Source Board fails to recommend to the Holders of First Source Shares the approval of the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution or withdraws, modifies or changes its approval of the Amalgamation or the sale of the LDP Property or such recommendation in a manner adverse to CB Gold, (ii) the First Source Board fails to affirm such approval or recommendation within five Business Days after any written request to do so from CB Gold or (iii) the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution is not submitted for approval at the First Source Meeting or the First Source Meeting is not held by August 31, 2010 or such later date to which the First Source Meeting shall have been adjourned or postponed as may be agreed to in writing by CB Gold;

5.
by First Source if (i) the CB Gold Board fails to recommend to the Holders of CB Gold Shares the approval of the CB Gold Amalgamation Resolution or withdraws, modifies or changes its approval of the Amalgamation or such recommendation in a manner adverse to First Source, (ii) the CB Gold Board fails to affirm such approval or recommendation within five Business Days after any written request to do so from First Source or (iii) the CB Gold Amalgamation Resolution is not submitted for approval at the CB Gold Meeting or the CB Gold Meeting is not held by August 31, 2010 or such later date to which the CB Gold Meeting shall have been adjourned or postponed as may be agreed to in writing by First Source;

6.
by either First Source or CB Gold, by written notice to the other party, if any of the other mutual conditions precedent set out in the Amalgamation Agreement have not been satisfied or waived on or before the Effective Date; provided, however, that no party may rely on the failure to satisfy any of such other mutual conditions if the condition would have been satisfied but for a failure by such party in complying with its obligations thereunder;

7.
by First Source, by written notice to CB Gold, if any of the additional conditions precedent to the obligations of First Source set out in the Amalgamation Agreement have not been satisfied or waived on or before the date required for satisfaction thereof; provided, however, First Source may not rely on the failure to satisfy any of such additional conditions set out in the Amalgamation Agreement if the condition would have been satisfied but for a material failure by First Source to comply with its obligations thereunder;

8.
by First Source, if CB Gold has breached any of its obligations, covenants, agreements, representations or warranties under the Amalgamation Agreement which breach would result in the failure to satisfy one or more conditions to the obligations of First Source set out in the Amalgamation Agreement and such breach is not curable or, if curable, is not cured within 20 days after notice thereof has been received by CB Gold;

9.
by CB Gold, by written notice to First Source, if any of the additional conditions precedent to the obligations of CB Gold set out in the Amalgamation Agreement have not been satisfied or waived on or before the date required for satisfaction thereof; provided, however, that CB Gold may not rely on the failure to satisfy any of such additional conditions set out in the Amalgamation Agreement if the condition would have been satisfied but for a material failure by CB Gold to comply with its obligations thereunder;

10.
by CB Gold, if First Source has breached any of its obligations, covenants, agreements, representations or warranties under the Amalgamation Agreement which breach would result in the failure to satisfy one or more conditions to the obligations of CB Gold set out in the Amalgamation Agreement and such breach is not curable, or if curable, is not cured within 20 days after notice thereof has been received by First Source; or

11.
by CB Gold or First Source in the event it wishes to pursue a transaction relating to a Superior Proposal in accordance with the provisions of the Amalgamation Agreement and upon providing written notice to the other party and making a cash payment to the other party in the amount of $1,400,000 which payment constitutes compensation to the other party for non-performance of the Amalgamation Agreement and the fees and expenses associated therewith.

The Amalgamation Steps

The Amalgamation will be carried out pursuant to the BCBCA.  The following procedural steps, among others, must be taken in order for the Amalgamation to become effective:

1.
the CB Gold Amalgamation Resolution must be approved by not less than three-quarters of the votes cast by the Holders of the CB Gold Shares at the CB Gold Meeting in accordance with applicable Laws and the Amalgamation Agreement;

2.
the First Source Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by the Holders of the First Source Shares at the First Source Meeting in accordance with applicable Laws and the Amalgamation Agreement;

3.
all other conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, including the receipt of all Appropriate Regulatory Approvals, must be satisfied or waived by the appropriate parties; and

4.	an amalgamation application in the required form must be filed with the Registrar pursuant to Section 275 of the BCBCA.

Shareholder Approvals

First Source Shareholder Approval of Amalgamation

First Source has called the First Source Meeting to be held at 11:00 a.m. (Vancouver time) on July 30, 2010 at #600 – 1090 West Georgia Street, Vancouver, British Columbia.  The First Source Amalgamation Resolution approving the Amalgamation and adopting the Amalgamation Agreement must be passed, with or without variation, by two-

thirds of all votes cast with respect to the First Source Amalgamation Resolution by First Source Shareholders present in person or by proxy at the First Source Meeting.  At the First Source Meeting, each First Source Shareholder will be entitled to vote on the basis of one vote per First Source Share held.

The management designees of First Source in the accompanying instrument of proxy intend to vote for the First Source Amalgamation Resolution.

CB Gold Shareholder Approval of Amalgamation

CB Gold has called the CB Gold Meeting to be held at 11:00 a.m. (Vancouver time) on July 30, 2010 at the Pacific Room, the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia.  The CB Gold Amalgamation Resolution approving the Amalgamation and adopting the Amalgamation Agreement must be passed, with or without variation, by three-quarters of all votes cast with respect to the CB Gold Amalgamation Resolution by CB Gold Shareholders present in person or by proxy at the CB Gold Meeting.  At the CB Gold Meeting, each CB Gold Shareholder will be entitled to vote on the basis of one vote per CB Gold Share held.

The management designees of CB Gold in the accompanying instrument of proxy intend to vote for the CB Gold Amalgamation Resolution.

First Source Shareholder Approval of the Sale of the LDP Property

If the First Source Amalgamation Resolution is not approved at the First Source Meeting, the following matter, being the approval of the sale of the LDP Property, will be withdrawn and will not be considered at the First Source Meeting.

Subject to approval of the First Source Amalgamation Resolution, the First Source Shareholders will be asked to consider and, if deemed advisable, to approve the First Source Extraordinary Sale Resolution.

In September 2009, First Source received results and a corresponding geological report in connection with exploration work at the LDP Property completed during the 2009 season.  Based on the results of the exploration work, the report concluded that the economic exploration potential of the LDP Property is limited, but noted that the exploration potential of untested geophysical conductors remains unknown and recommended that all previous work results (from First Source and others) should be compiled and integrated before any future decisions are made.

After consideration of the results of the exploration work on the LDP Property to date and the availability of capital resources to First Source, the First Source Board has determined that it is in the best interests of First Source to amalgamate with CB Gold pursuant to the Amalgamation and dispose of the LDP Property to enable Amalco to streamline its asset base and focus on prospective properties in Colombia where the skills and experience of Amalco’s management team have particular relevance.

Pursuant to the terms of the Amalgamation Agreement, First Source is required to sell its interest in the LDP Property, effective immediately prior to the completion of the Amalgamation.  On April 20, 2010, First Source entered into an agreement with ASPM Inc. (the “LDP Sale Agreement”), as amended on June 7, 2010, pursuant to which First Source has agreed to sell the LDP Property to ASPM Inc. for nominal consideration and the assumption by ASPM Inc. of all liabilities in relation to the LDP Property.  In addition, under the LDP Sale Agreement, ASPM Inc. has provided an indemnity to First Source, CB Gold, Amalco and Amalco’s directors, officers, employees and shareholders in relation to any such liabilities.  The sale by First Source of the LDP Property is conditional upon First Source Shareholders approving the First Source Amalgamation Resolution and the First Source Extraordinary Sale Resolution and the completion of the Transaction.

The sale of the LDP Property constitutes a disposition of all or substantially all of First Source’s undertaking which must be authorized by a special resolution of First Source’s Shareholders pursuant to Section 301(1)(b) of the BCBCA.

The First Source Extraordinary Sale Resolution authorizing and approving the sale of the LDP Property must be passed, with or without variation, by two-thirds of all votes cast with respect to such resolution by First Source Shareholders present in person or by proxy at the First Source Meeting.

The management designees of First Source in the accompanying instrument of proxy intend to vote for the First Source Extraordinary Sale Resolution.

First Source Shareholder and CB Gold Shareholder Approval of Amalco Stock Option Plan

If the First Source Amalgamation Resolution or the CB Gold Amalgamation Resolution are not approved at the First Source Meeting or the CB Gold Meeting, respectively, the following matter, being the approval of the Amalco Stock Option Plan, will be withdrawn and will not be considered at the First Source Meeting and the CB Gold Meeting.

Subject to approval of the First Source Amalgamation Resolution and the CB Gold Amalgamation Resolution, the First Source Shareholders and the CB Gold Shareholders will be asked to consider and, if deemed advisable, to approve the First Source Stock Option Plan Resolution and the CB Gold Stock Option Plan Resolution, respectively, and to authorize the Amalco Board to make any amendments thereto that may be required for the purpose of obtaining any necessary regulatory approvals.  Pursuant to the First Source Stock Option Plan Resolution and the CB Gold Stock Option Plan Resolution, the Amalco Stock Option Plan (a copy of which is attached hereto as Appendix “C”) will be approved and adopted as the stock option plan for Amalco.  If the Amalco Stock Option Plan is approved, the Amalco Options will be subject to the terms of the Amalco Stock Option Plan.

As at the date of this Circular, there are 400,032 First Source Options outstanding pursuant to the First Source Stock Option Plan which will be exchanged for 101,814 Amalco Options pursuant to the Amalgamation.  As at the date of this Circular, there are 3,545,000 CB Gold Options outstanding pursuant to the CB Gold Stock Option Plan which will be exchanged for a total of 3,545,000 Amalco Options pursuant to the Amalgamation. See “Part III:  Information Concerning First Source - Statement of Executive Compensation” and “Part IV:  Information Concerning CB Gold - Statement of Executive Compensation”.

The Amalco Stock Option Plan and the CB Gold Stock Option Plan are substantively identical.  For a summary of the CB Gold Stock Option Plan, and by extension, the Amalco Stock Option Plan, see “Part III:  Information Concerning CB Gold - Stock Option Plan and Options to Purchase Securities”.

Pursuant to the requirements of the TSXV, the approval of the Amalco Stock Option Plan requires the approval by First Source Shareholders of the First Source Stock Option Plan Resolution, with or without variation, by a majority of all votes cast with respect to such resolution by First Source Shareholders present in person or by proxy at the First Source Meeting and the approval by CB Gold Shareholders of the CB Gold Stock Option Plan Resolution, with or without variation, by a majority of all votes cast with respect to such resolution by CB Gold Shareholders present in person or by proxy at the CB Gold Meeting.

The management designees of First Source and CB Gold in the accompanying instruments of proxy intend to vote for the First Source Stock Option Plan Resolution and the CB Gold Stock Option Plan Resolution, respectively.

Securities Laws Matters

Canadian Securities Laws

The Amalco Shares to be issued in exchange for CB Gold Shares and First Source Shares pursuant to the Amalgamation as of the Effective Date and the Amalco Shares issuable upon conversion or exercise of the Amalco Convertible Securities will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws.

Amalco Shares will generally be “freely tradable” (other than as a result of any “control person” restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian securities laws.  See “Part IV:  Information Concerning Amalco – Escrowed and Pooled Securities”.

All Holders of Amalco Securities are urged to consult their legal advisor to ensure that the resale of their Amalco Securities complies with applicable securities legislation.  Holders of Amalco Securities residing elsewhere than in Canada are urged to consult their legal advisor to determine the extent of all applicable resale provisions.  Holders of Amalco Securities residing in the United States should also see “Part I: Securities Law Matters – U.S. Securities Laws”.

U.S. Securities Laws

The Amalco Securities to be issued to holders of First Source Securities and CB Gold Securities pursuant to the Amalgamation have not been registered under the U.S. Securities Act, and are being distributed pursuant to the exemption from registration provided by Rule 802 thereunder.  The Amalco Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the First Source Securities and CB Gold Securities exchanged by a First Source Securityholder or CB Gold Securityholder, as applicable, in the Amalgamation were also “restricted securities”.  Accordingly, any Amalco Securities issued in the Amalgamation in exchange for First Source Securities or CB Gold Securities that bear a U.S. Securities Act restrictive legend shall also bear a U.S. Securities Act restrictive legend. In addition, Amalco Securities issued to persons who are affiliates of Amalco may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144 under the U.S. Securities Act. In general, an affiliate for this purpose is an officer or director of Amalco or a shareholder who beneficially owns more than 10% of the outstanding Amalco Securities.

Regulatory Approvals and TSXV Listing

It is a condition to the completion of the Amalgamation that requisite regulatory approvals be obtained prior to the Effective Date.  It is anticipated that First Source and CB Gold will have made application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Amalgamation.  There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to First Source and CB Gold.

Additionally, it is a condition to the completion of the Amalgamation that the TSXV approve the transactions contemplated by the Amalgamation Agreement, including the issuance by Amalco of all Amalco Securities pursuant to the Amalgamation and that the TSXV conditionally approve the listing of the Amalco Shares to be issued pursuant to the Amalgamation as of the Effective Date and the Amalco Shares issuable upon conversion or exercise of the Amalco Convertible Securities.

An application has been made to the TSXV by First Source and CB Gold to have the Amalco Shares to be issued pursuant to the Amalgamation and the Amalco Shares issuable upon conversion or exercise of the Amalco Convertible Securities (including Amalco Shares issuable upon the exercise of the Amalco Agent Warrants underlying the Amalco Agent Compensation Options) listed on the TSXV.  Listing of the Amalco Shares on the TSXV will be subject to Amalco meeting the original listing requirements of the TSXV.  An application has been made to the TSXV by First Source and CB Gold for approval of the Transaction, including the listing of the Amalco Shares issued in connection with the Transaction.  There is no assurance, however, that such approval will be obtained or that all of the conditions required by the TSXV will be met and that the Amalco Shares will be listed on the TSXV or on any other stock exchange.  See “Part IV:  Information Concerning Amalco - Risks Relating to Amalco’s Business and an Investment in Amalco’s Securities”.

Lock-Up Agreements

CB Gold has obtained Lock-Up Agreements from each of the directors, officers and certain shareholders of First Source (the “Locked-Up Shareholders”), pursuant to which the Locked-Up Shareholders have agreed, among other things, to irrevocably vote the First Source Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the First Source Amalgamation Resolution and to otherwise support the Amalgamation.

The obligations of Locked-Up Shareholders under the Lock-Up Agreements will terminate in the event of the termination of the Amalgamation Agreement in accordance with its terms.  The Lock-Up Agreements may also be terminated by CB Gold or the Locked-Up Shareholders in certain other circumstances.  As of April 20, 2010, the Locked-Up Shareholders held approximately 52% of the total number of issued and outstanding First Source Shares.

Effective Date of the Amalgamation

It is anticipated that the Amalgamation will become effective shortly after the requisite shareholder and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived.  As at the date hereof, it is anticipated that the Amalgamation will become effective on or about August 6, 2010.

Exchange of Share Certificates

Upon completion of the Amalgamation, First Source Shareholders and CB Gold Shareholders (other than Dissenting Shareholders) will be deemed to be Holders of Amalco Shares as of the Effective Date and former registered First Source Shareholders and CB Gold Shareholders will be entered into the register of Holders of Amalco Shares without further act or formality.  The First Source Letter of Transmittal and the CB Gold Letter of Transmittal, as applicable, to be used to exchange certificates representing First Source Shares or CB Gold Shares, as applicable, for certificates representing Amalco Shares is enclosed with this Circular.  The First Source Letter of Transmittal and the CB Gold Letter of Transmittal contain complete instructions on how First Source Shareholders or CB Gold Shareholders are to exchange their certificates representing First Source Shares or CB Gold Shares, as applicable. Registered First Source Shareholders and CB Gold Shareholders (other than Dissenting Shareholders) should read and follow these instructions.  The First Source Letter of Transmittal and the CB Gold Letter of Transmittal, when properly completed, executed and returned together with a certificate or certificates representing First Source Shares or CB Gold Shares, as applicable, and all other required documents, will enable each registered First Source Shareholder or CB Gold Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares to which he or she is entitled under the Amalgamation.

Certain Federal Income Tax Considerations

CB Gold Securityholders and First Source Securityholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Amalgamation.

Certain Canadian Feneral Income Tax Considerations

In the opinion of Lawson Lundell LLP, counsel to CB Gold, the following summary fairly presents the principal Canadian federal income tax considerations of the Amalgamation generally applicable to First Source Shareholders, CB Gold Shareholders and Holders of First Source Options and CB Gold Options who, for the purposes of the Tax Act and at all relevant times, (i) deal at arm’s length with both First Source and CB Gold, (ii) are not affiliated with either First Source or CB Gold, (iii) acquired their CB Gold Options or First Source Options in connection with their employment by First Source or CB Gold, and (iv) hold their First Source Shares or CB Gold Shares as capital property and will hold their Amalco Shares as capital property.  First Source Shares, CB Gold Shares and Amalco Shares will generally be considered capital property to a Holder unless the Holder holds such shares in the course of carrying on a business of trading or dealing in securities or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

First Source Shareholders and CB Gold Shareholders who are resident in Canada for purposes of the Tax Act and whose First Source Shares, CB Gold Shares or Amalco Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  That election will not apply to First Source Options or CB Gold Options.

This summary does not apply to a First Source Shareholder or CB Gold Shareholder that is a “financial institution”, a “specified financial institution” or an interest in which would be a tax shelter investment, all as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) as of the date hereof.  This summary also takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”).  However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all.  Except for the Proposed Amendments, this summary does not otherwise take into  account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA.  This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Holder.  Accordingly, First Source Shareholders, CB Gold Shareholders and Holders of First Source Options or CB Gold Options should consult their own tax advisors for advice regarding the income tax consequences of the Amalgamation having regard to their particular circumstances.

This summary is not applicable to a First Source Shareholder or a CB Gold Shareholder who acquired their First Source Shares or CB Gold Shares, as the case may be, pursuant to the exercise of an employee stock option and any such Holder should consult their tax advisor with respect to the tax consequences of the Amalgamation.  In addition, Holders of First Source Options or CB Gold Options who exercise their First Source Options or CB Gold Options prior to the Effective Date may be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to their decision as to whether to exercise their First Source Options or CB Gold Options prior to the Effective Date.  Holders of First Source Options or CB Gold Options who are considering the exercise of their First Source Options or CB Gold Options should consult their tax advisor to determine the tax consequences to them of such exercise.

First Source Shareholders and CB Gold Shareholders will receive Amalco Shares in consideration for their First Source Shares and CB Gold Shares on the Amalgamation.  This summary does not discuss the possible utilization by a CB Gold Shareholder of his or her lifetime capital gains deduction prior to the Amalgamation.  Amalco Shares will not be shares of a “small business corporation” nor of a “qualified small business corporation”.  CB Gold Shareholders should consult their own tax advisors with regard to their own particular circumstances.

Holders Resident in Canada

The following portion of the summary is generally applicable to a First Source Shareholder, a CB Gold Shareholder and a Holder of either First Source Options or CB Gold Options who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.

Amalgamation

A First Source Shareholder or a CB Gold Shareholder who receives Amalco Shares as consideration for First Source Shares or CB Gold Shares, as the case may be, on the Amalgamation will realize neither a capital gain nor a capital loss as a result of the Amalgamation.  Such a First Source Shareholder and CB Gold Shareholder will be considered to have disposed of his or her First Source Shares or CB Gold Shares, as the case may be, for proceeds of disposition equal to the aggregate adjusted cost base of his or her First Source Shares or CB Gold Shares immediately before the Amalgamation and to have acquired the Amalco Shares at an aggregate cost equal to such proceeds of disposition.  For the purpose of determining at any time the adjusted cost base of Amalco Shares acquired on the Amalgamation, the cost of such Amalco Shares must be averaged with the adjusted cost base to the Holder of all other Amalco Shares held as capital property by the Holder at that time.

Exchange of Options

A Holder of First Source Options or a holder of CB Gold Options who exchanges his or her options for Amalco Options on the Amalgamation will be deemed not to have disposed of the applicable options as a result of the exchange and will realize neither income nor loss as a result of such exchange, provided the only consideration received by the Holder on the exchange of an option is an Amalco Option and the “in the money” value of the

Amalco Option immediately after the exchange does not exceed the “in the money” value of the applicable Option before the exchange.  Further, the Amalco Option received upon that exchange will be deemed to be the same as, and a continuation of, the relevant First Source Option or CB Gold Option.

Disposition of Amalco Shares

A Holder who disposes of Amalco Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Amalco Shares to such Holder.  The income tax treatment of capital gains and capital losses is discussed below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of capital gains will be taxable capital gains which must be included in income and one-half of capital losses will be allowable capital losses that must be deducted against taxable capital gains realized in the year of disposition.  Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years.  Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act.  The amount of any capital loss realized by a corporate holder on a disposition of shares held by such holder may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

A Holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to an additional refundable tax of 6⅔% on taxable capital gains.  This additional tax will be refunded to the Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Where the Holder is an individual or a trust the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Dissenting Resident Shareholders

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the payment for such shares is made by Amalco, First Source or CB Gold.

A Dissenting Shareholder who receives from Amalco a payment in an amount equal to the fair value of the Dissenting Shareholder’s First Source Shares or CB Gold Shares, respectively, will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder (less the amount of any interest awarded by a court in respect of such payment).  Such a disposition by a Dissenting Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Dissenting Shareholder of those shares immediately before the disposition.  The income tax treatment of capital gains and capital losses is discussed above under the subheading “Taxation of Capital Gains and Capital Losses”.

A resident Dissenting Shareholder who receives a cash payment (other than interest) from First Source or CB Gold in exchange for the cancellation of his or her First Source Shares or CB Gold Shares, respectively, is deemed to have received a dividend in an amount equal to the amount by which the payment exceeds the paid-up capital (as defined in the Tax Act, “PUC”) of the shares.  If the PUC of the cancelled shares exceeds (or is less than) the Dissenting Shareholder’s adjusted cost base of the shares, the Holder will realize a capital gain (or capital loss) equal to the difference. The income tax treatment of capital gains and capital losses is discussed above under the subheading “Taxation of Capital Gains and Capital Losses”.

A resident Dissenting Shareholder who receives interest on such payment including interest awarded by a court will be required to include the full amount of such interest in the Dissenting Shareholder’s income.

Holders Not Resident in Canada

The following summary is generally applicable to a First Source Shareholder or a CB Gold Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold First Source Shares or CB Gold Shares in carrying on a business in Canada (a “Non-Resident Shareholder”).  Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.  This summary is not applicable to Holders of First Source Options or CB Gold Options who are not a resident of Canada and any such Holders should consult their own tax advisor with respect to the tax consequences of the Amalgamation.

Amalgamation

A Non-Resident Shareholder who receives Amalco Shares in consideration for First Source Shares or CB Gold Shares on the Amalgamation will generally be subject to the same tax consequences as a Canadian resident holder on the Amalgamation, as discussed above under the subheading “Holders Residents of Canada - Amalgamation”. Accordingly, a Non-Resident Shareholder who receives Amalco Shares in consideration for First Source Shares or CB Gold Shares on the Amalgamation will generally realize neither a capital gain nor a capital loss.

If First Source Shares or CB Gold Shares held by a Non-Resident Shareholder constitute taxable Canadian property to the Holder, the Amalco Shares received on the Amalgamation in exchange for such First Source Shares or CB Gold Shares, as the case may be, will be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Dispositions of Amalco Shares

A Non-Resident Shareholder who disposes of Amalco Shares received on the Amalgamation as consideration for First Source Shares or CB Gold Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute taxable Canadian property of the holder for the purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.  In general, shares of a Canadian resident corporation, such as Amalco Shares, will constitute taxable Canadian property of a Non-Resident Shareholder if more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such properties.  In addition, shares of a Canadian resident corporation that are listed on a designated stock exchange, such as a First Source Share or Amalco Share, will be taxable Canadian property to a Non-Resident Shareholder if the Holder, persons with whom the Holder does not deal at arm’s length, or the Holder together with such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of the issuing corporation at any time within the 60 month period immediately preceding the particular time.  The Tax Act also contains certain provisions which may deem the shares of a corporation that are not otherwise taxable Canadian property to be taxable Canadian property in certain circumstances - such as when such shares are received upon an amalgamation in consideration of shares of a corporation that are taxable Canadian property or upon the conversion of shares that are taxable Canadian property.

Generally, dispositions of taxable Canadian property by a Non-Resident Shareholder will give rise to a taxable capital gain or allowable capital loss computed in the same manner described above under the subheading “Holders Resident in Canada - Disposition of Amalco Shares” and taxed in the manner described above in respect of Canadian resident Holders under the subheading “Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

Non-Resident Shareholders should consult their own tax advisors in respect of the applicability of the provisions of any income tax convention and the obligations of and consequences to a Non-Resident Shareholder in respect of the notice and withholding provisions contained in section 116 of the Tax Act.

A Non-Resident Shareholder is required to file a Canadian income tax return reporting the disposition of any taxable Canadian property for the year of disposition even if the disposition is not subject to Canadian income tax.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who is a Dissenting Shareholder and who receives from Amalco a cash payment (other than interest) in exchange for such Non-Resident Shareholder’s First Source Shares will not be subject to tax under the Tax Act in respect of such disposition of First Source Shares, provided such shares do not constitute taxable Canadian property of the Non-Resident Shareholder.  See the above discussion under the subheading “Dispositions of Property” for a general discussion on when shares of a corporation will be taxable Canadian property to a Non-Resident Shareholder and the tax consequences applicable to dispositions thereof.

A Non-Resident Shareholder who is a Dissenting Shareholder and who receives from Amalco a cash payment (other than interest) in exchange for such Non-Resident Shareholder’s CB Gold Shares will be subject to tax under the Tax Act in respect of such disposition of CB Gold Shares as described in the above discussion under the subheading “Dispositions of Property” since such shares constitute taxable Canadian property to Non-Resident Shareholders.

A Dissenting Shareholder who receives a cash payment (other than interest) from First Source or CB Gold in exchange for the cancellation of his or her First Source Shares or CB Gold Shares, respectively, is deemed to have received a dividend in an amount equal to the amount by which the payment exceeds the PUC of the shares. Deemed dividends are subject to Canadian withholding tax at a rate of 25%, unless the rate is reduced under the provisions of an applicable income tax convention.  If the PUC of the cancelled shares exceeds (or is less than) the Dissenting Shareholder’s adjusted cost base of the shares, the Holder will realize a capital gain (or capital loss) equal to the difference.  If such shares constitute taxable Canadian property to the Holder, the Holder will be subject to tax under the Tax Act in respect of such disposition as described in the above discussion under the subheading “Dispositions of Property”.

Any interest paid to a Non-Resident Shareholder consequent upon the exercise of his or her dissent rights will not be subject to Canadian withholding tax.

Non-Resident Shareholders who are contemplating exercising their dissent rights should consult their own tax advisors.

Non-Canadian Income Tax Considerations

This Circular does not contain a summary of the income tax consequences of the Amalgamation on First Source Securityholders or CB Gold Securityholders who are subject to income tax outside of Canada.  Such Holders should consult their tax advisors with respect to the tax implications of the Amalgamation, including any associated filing requirements, in such jurisdictions.

Dissenting Shareholders’ Rights

Section 238 of the BCBCA entitles a shareholder whose common shares are registered in the name of the shareholder on the shareholder register of CB Gold or First Source, as applicable, to dissent and be paid the fair value of his or her common shares if such registered shareholder objects to the CB Gold Amalgamation Resolution (in the case of registered CB Gold Shareholders) or the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution (in the case of registered First Source Shareholders), by complying with the steps set forth in sections 238 through 247 inclusive of the BCBCA.

The following is a summary of the provisions of sections 238 through 247 of the BCBCA (which are attached as Appendix “H” to this Circular) and does not purport to provide a comprehensive statement of the procedures to be followed by a registered shareholder who wishes to dissent and seek payment of the fair value of his or her common shares.  Sections 238 through 247 of the BCBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights.  Accordingly, each registered shareholder who intends to exercise his or her dissent rights should carefully consider and comply with the provisions of that section and consult his or her legal advisor.

Notice of Dissent

A registered shareholder intending to dissent (the “Dissenting Shareholder”) in respect of the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, as the case may be, must send, in the case of (i) CB Gold, to the Corporate Secretary care of Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9, Attention: Dawn Wattie; or (ii) First Source, to the Corporate Secretary care of #600 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Attention: Michael Raven, so as to be received at least two days before the CB Gold Meeting or First Source Meeting, respectively, a written notice of dissent (a “Notice of Dissent”) to the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, as the case may be.  In order to dissent, a Dissenting Shareholder must not vote his or her common shares in favour of the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, as the case may be.  A vote against the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, an abstention or the execution or exercise of a proxy to vote against the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution does not constitute a Notice of Dissent, but a shareholder need not vote his or her common shares against the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution in order to dissent.

Form of Notice

The Notice of Dissent must set out the number (and the class, if applicable) of common shares in respect of which dissent is being exercised under the Notice of Dissent (the “Notice Shares”).  In addition, the Notice of Dissent must set out the identity of the person on whose behalf dissent is being exercised and in particular, must set out whichever of the following is applicable:

1.
if the Notice Shares constitute all of the common shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other common shares as beneficial owner, a statement to that effect;

2.
if the Notice Shares constitute all of the common shares of which the Dissenting Shareholder is both the registered owner and beneficial owner but the Dissenting Shareholder owns other common shares as beneficial owner, a statement to that effect and

(a)	the names of the registered owners of those other common shares;

(b)	the number (and the class, if applicable) of those other common shares that are held by each of those registered owners; and

(c)	a statement that Notices of Dissent are being, or have been, sent in respect of all of those other common shares.

3.	if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect and

(a)	the name and address of the beneficial owner; and

(b)	a statement that the Dissenting Shareholder is dissenting in relation to all of the common shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

Notice of Intention to Proceed

On receipt of a Notice of Dissent, CB Gold, First Source or Amalco, as applicble (“Dissentco”) will promptly send a notice (a “Notice of Intention to Proceed”) to each Dissenting Shareholder (i) stating that it intends to act, or has acted, on the CB Gold Amalgamation Resolution, the First Source CB Gold Amalgamation Resolution or the First

Source Extraordinary Sale Resolution, as the case may be; and (ii) advising of the manner in which dissent is to be completed.

A Dissenting Shareholder who has received a Notice of Intention to Proceed and who wishes to proceed with the dissent, must, within one month after the date of the Notice of Intention to Proceed, send, in the case of: (i) CB Gold, to the Corporate Secretary care of Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9, Attention: Dawn Wattie; or (ii) First Source, to the Corporate Secretary care of #600 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Attention: Michael Raven, the following:

1.	a written statement that the Dissenting Shareholder requires Dissentco to purchase all of the Notice Shares;

2.	the certificates, if any, representing the Notice Shares; and

3.
if the dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner on whose behalf dissent is being exercised setting out whether or not the beneficial owner is the beneficial owner of other common shares and, if so, setting out:

(a)	the names of the registered owners of those other common shares;

(b)	the number (and the class, if applicable) of those other common shares that are held by each of those registered owners; and

(c)	that dissent is being exercised in respect of all of those other common shares.

After the Dissenting Shareholder has complied with items 1 and 2 above (and item 3, if applicable), the Dissenting Shareholder is deemed to have sold to Dissentco the Notice Shares and Dissentco is deemed to have purchased those Notice Shares.

Payout Value

If Dissentco and the Dissenting Shareholder have agreed on the amount of the payout value of the Notice Shares, Dissentco must promptly pay that amount to the Dissenting Shareholder.  Alternatively, in the event the amount of the payout value of the Notice Shares has not yet been agreed to, either the Dissenting Shareholder or Dissentco may apply to the court and the court may determine the payout value of the Notice Shares or order that the payout value of those Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the court and make consequential orders and give directions it considers appropriate.

Prompt Payment

Promptly after a determination of the payout value for the Notice Shares has been made, Dissentco must pay to each Dissenting Shareholder the payout value applicable to that Dissenting Shareholder's Notice Shares.  Alternatively, in the event that there are reasonable grounds for believing that Dissentco is insolvent or the payout would render Dissentco insolvent, Dissentco will promptly send a notice to the Dissenting Shareholder that Dissentco is unable lawfully to pay Dissenting Shareholders for their Notice Shares.  If a Dissenting Shareholder receives such a notice, the Dissenting Shareholder may, within 30 days after receipt of such notice, withdraw his or her Notice of Dissent or, if the Dissenting Shareholder does not withdraw his or her Notice of Dissent within such period, the Dissenting Shareholder will retain a status as a claimant against Dissentco to be paid as soon as Dissentco is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Dissentco but in priority to its shareholders.

Termination of Dissent Rights

The right of a Dissenting Shareholder to dissent with respect to his or her Notice Shares terminates and ceases to apply to the Dissenting Shareholder with respect to his or her Notice Shares if, before the payment of the payout value of the Notice Shares is made to the Dissenting Shareholder, any of the following events occur:

1.
the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, or the matter contemplated thereby, as applicable, is abandoned, does not pass, is revoked, does not proceed or is set aside by a court;

2.
with respect to the Notice Shares, the Dissenting Shareholder consents to or votes in favour of the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution or the First Source Extraordinary Sale Resolution, as the case may be;

3.	the Notice of Dissent is withdrawn with the written consent of Dissentco; or

4.	the court determines that the Dissenting Shareholder is not entitled to dissent or that the Dissenting Shareholder is not entitled to dissent with respect to the Notice Shares.

The above is only a summary of the provisions of BCBCA regarding dissent rights which are technical and complex.  It is recommended that any CB Gold Shareholder or First Source Shareholder wishing to avail himself or herself of his or her right of dissent seek his or her own legal advice as failure to comply strictly with the provisions of the statute may prejudice his or her right of dissent.

PART II:  INFORMATION CONCERNING FIRST SOURCE

Corporate Structure

First Source was incorporated under the BCBCA on October 20, 2005.  First Source’s business address is 600-1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, and the registered and records office of First Source is located at #1601-700 West Pender Street, Vancouver, British Columbia V6C 1G8.

First Source has no subsidiaries and does not hold securities in any corporation, partnership, trust or other corporate entity.

General Development of the Business

First Source is a mineral exploration company headquartered in Vancouver, British Columbia.  First Source currently has an interest in and explores one gold/copper property in the Gaspé region of Quebec, known as Lac des Pics (the “LDP Property”).

First Source acquired a 100% interest in the LDP Property from ASPM Inc. and certain other parties (collectively, the “ASPM Group”) pursuant to an agreement with the ASPM Group dated March 8, 2007 (the “LDP Agreement”) whereby First Source agreed, over three years, to make cash payments of a total of $75,000, issue 750,000 common shares of First Source to the ASPM Group and incur $750,000 in exploration expenditures on the LDP Property.  As of the date hereof, First Source has made cash payments totalling $75,000, issued 750,000 common shares to the ASPM Group and incurred approximately $787,000 in exploration expenditures on the LDP Property.

A technical report pursuant to NI 43-101 was completed in relation to the LDP Property on June 7, 2007 and updated on September 30, 2007 (the “LDP Technical Report”).  The LDP Technical Report recommended that First Source conduct two successive phases of work on the LDP Property:  Phase I comprising exploration expenditures of approximately $200,000 and Phase II, if required, representing exploration expenditures of approximately $300,000, for a cumulative total budget of approximately $500,000.  First Source has completed the Phase I work program and commenced Phase II, having spent approximately $787,000 to date exploring the LDP Property.

In September 2009, First Source received results and a corresponding geological report in connection with exploration work completed during the 2009 season.  Based on the results of the exploration work, the report concluded that the economic exploration potential of the LDP Property is limited, but noted that the exploration potential of untested geophysical conductors remains unknown and recommended that all previous work results (from First Source and others) should be compiled and integrated before any future decisions are made.

Pursuant to the terms of the Amalgamation Agreement, First Source is required to sell its interest in the LDP Property, effective immediately prior to the completion of the Amalgamation.  First Source has entered into the LDP Sale Agreement pursuant to which First Source has agreed to sell the LDP Property to ASPM Inc. for nominal consideration and the assumption by ASPM Inc. of all liabilities in relation to the LDP Property.  In addition, under the LDP Sale Agreement, ASPM Inc. has provided an indemnity to First Source, CB Gold, Amalco and the directors, officers, employees and shareholders of Amalco in relation to any such liabilities.  The sale by First Source of the LDP Property is conditional upon First Source Shareholders approving the First Source Extraordinary Sale Resolution and the completion of the Transaction.

Selected Financial Information

The following table presents selected financial information for First Source for the periods indicated.  These tables should be read in conjunction with the audited financial statements of First Source for the financial years ended July 31, 2009, 2008 and 2007 and the three- and six-month periods ended January 31, 2010 and the respective notes thereto which are incorporated herein by reference, copies of which are available under First Source’s profile on SEDAR at www.sedar.com.  Upon request, First Source will promptly provide a copy of the financial statements free of charge to a securityholder of First Source.  This table contains financial information derived from financial statements that have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Year/ Period	Total expenses ($)	Amounts deferred in connection with the Transaction ($)
2009	219,352	Nil
2008	175,711	Nil
2007	54,079	Nil
Six months ended January 31, 2010	76,129	Nil

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) of First Source for the six-month period ended January 31, 2010, the three-month period ending October 31, 2009 and the financial years ended July 31, 2009 and 2008 is set out in Appendix “G” to this Circular.

Voting Securities and Principal Holders Thereof

First Source is authorized to issue an unlimited number of First Source Shares without par value.  As at the date hereof, an aggregate of 10,230,955 First Source Shares are issued and outstanding as fully paid and non-assessable. In connection with the Amalgamation, First Source will issue 196,455 First Source Shares to Union immediately prior to the completion of the Amalgamation.

The Holders of First Source Shares are entitled to vote at all meetings of shareholders of First Source, to receive any dividends declared by First Source and to receive the remaining property of First Source upon the liquidation, dissolution or winding-up of First Source, whether voluntary or involuntary.

The First Source Shares do not carry any pre-emptive, subscription, retraction, purchase for cancellation or surrender, redemption, exchange or conversion rights or contain any sinking fund or purchase fund provisions.  Furthermore, the First Source Shares do not have attached thereto any provisions permitting or restricting the issuance of additional securities or any other material restrictions or provisions requiring a shareholder to contribute additional capital.

To the knowledge of the directors and senior officers of First Source, as at the date hereof, no Person beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding First Source Shares other than Peter Smith, President, Chairman and a director of First Source, who holds 1,882,117 representing 18.4% of the issued and outstanding First Source Shares.

Prior Sales

The following table summarizes the sales of securities of First Source within the 12 months prior to the date hereof:

Date of Issuance	Number of First Source Shares	Price per First Source Share	Description of Issuance
July 17, 2009	1,890,000	$0.10	Private placement
April 21, 2009	350,000	$0.10	Issuance to ASPM Inc. as partial consideration for the LDP Property under the terms of the LDP Agreement

Price Range and Trading Volumes

The following table sets out the daily high and low prices and the trading volume of the First Source Shares on the TSXV for the periods indicated:

Period	High	Low	Volume
Months
June 1 to 25, 2010	-	-	0
May 2010	-	-	0
April 2010	-	-	0
March 2010	0.070	0.070	0
February 2010	0.070	0.070	30,000
January 2010	0.065	0.065	3,000
December 2009	0.055	0.055	2,000
November 2009	0.060	0.060	30,000
Quarters Ended
October 31, 2009	0.100	0.065	47,000
July 31, 2009	0.120	0.050	230,500
April 30, 2009	0.070	0.025	537,000
January 31, 2009	0.120	0.080	75,000
October 31, 2008	0.255	0.150	55,000
July 31, 2008	0.310	0.300	35,000
April 30, 2008	0.350	0.270	48,000

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“Named Executive Officer”) means each of the following individuals:

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the year ended July 31, 2009, First Source had the following three Named Executive Officers:

1.	Peter Smith (President and Chairman, acting in the capacity of CEO);

2.	Douglas Smith (CFO); and

3.	Michael Raven (Company Secretary).

Compensation Discussion and Analysis

First Source’s policy regarding compensation of the executive officers of First Source is to provide reasonable salary levels and compensation incentives that support the short-term, mid-term and long-term goals of First Source and attract and retain suitable and qualified executive management.

The First Source Board has not formed a compensation committee.  Rather, compensation matters regarding First Source’s directors and management are considered, discussed and determined by the full board without reference to formal objectives, criteria and analysis.  Interested directors abstain from voting with respect to compensation matters that they have an interest in.

In 2009, management was compensated by salaries or fees which were set by the First Source Board.  Members of management had also received stock options in previous years.  Remuneration levels were determined by taking into account each executive’s experience level and qualifications, the scope and complexity of the position held, and salaries being paid for similar positions at other Canadian companies of similar size to First Source.  To enable First Source to preserve cash, management agreed to defer payment of most of the remuneration beginning in January 2009.  As of April 15, 2010, all such deferred remunerations were paid in full.  Peter Smith, First Source’s President, Chairman and a director, accrued a salary of $60,000 in the fiscal year ended July 31, 2009 and $30,000 in the six month period ended January 31, 2010; Douglas Smith (no relation to Peter Smith), First Source’s Chief Financial Officer, accrued fees of $18,000 in the fiscal year ended July 31, 2009 and $9,000 in the six month period ended January 31, 2010; and Michael Raven, First Source’s Corporate Secretary, accrued fees of $24,000 in the fiscal year ended July 31, 2009 and $12,000 in the six month period ended January 31, 2010.

Options are issued under First Source’s 2007 Stock Option Plan (the “First Source Stock Option Plan”), which is described below under “Incentive Awards – Description of 2007 Stock Option Plan”.  As of the date of this Information Circular, 400,032 options are issued and outstanding under the First Source Stock Option Plan.

The number of options to be granted under the First Source Stock Option Plan to First Source’s executive officers (as well as other directors, employees and consultants of First Source) is determined by considering the number of options available in First Source’s option pool, the position, qualifications and contributions to First Source’s success of each option recipient, previous grants (if any) of option-based awards, and option grants made by other Canadian companies of similar size to First Source.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to First Source for the three most recently completed financial years that end on or after December 31, 2008 and the six-month period ended January 31, 2010 in respect of each of the Named Executive Officers:

Name and Principal Position	Year/ Six Month Period Ended	Salary ($)(1)	Share-Based awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compen-sation ($)	Total ($)
					Annual Incentive Plans	Long-term Incentive Plans
Peter Smith President, Chairman and Director	2009	60,000(2)	Nil	Nil	Nil	Nil	Nil	Nil	60,000
	January 31, 2010	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Douglas Smith Chief Financial Officer and Director	2009	18,000(2)	Nil	Nil	Nil	Nil	Nil	Nil	18,000
	January 31, 2010	9,000	Nil	Nil	Nil	Nil	Nil	Nil	9,000
Michael Raven Company Secretary and Director	2009	24,000	Nil	Nil	Nil	Nil	Nil	Nil	24,000
	January 31, 2010	12,000	Nil	Nil	Nil	Nil	Nil	Nil	12,000

Notes:

(1)	Includes consulting fees of the Chief Financial Officer and the Corporate Secretary.

(2)	Salaries and fees deferred by agreement between First Source and the Named Executive Officer are presented on the accrual basis.

Incentive Plan Awards

Description of 2007 Stock Option Plan

The First Source Stock Option Plan was approved by the First Source Board on June 1, 2007.  The key features of the First Source Stock Option Plan are as follows:

•
the maximum number of common shares issuable under the First Source Stock Option Plan shall not exceed 10% of the number of the First Source Shares issued and outstanding as of each award date, inclusive of all common shares reserved for issuance pursuant to previously granted stock options;

•	the options have a maximum term of five years from date of issue;

•	the options vest as determined by the First Source Board;

•	the exercise price of options granted under the First Source Stock Option Plan will be as determined by the First Source Board;

•	the total number of options awarded to any one option holder in any 12-month period shall not exceed 5% of the issued and outstanding the First Source Shares at the award date;

•	the total number of options awarded to any one consultant in any 12-month period shall not exceed 2% of the issued and outstanding First Source Shares at the award date; and

•
the total number of options awarded to all employees and consultants who perform investor relations activities for First Source shall not exceed 2% of the issued and outstanding First Source Shares, in any 12-month period, calculated at the award date.

In the event an option holder ceases to be a director of First Source, other than by reason of death or ceasing to meet the qualifications of a director under the BCBCA, such option holder’s options shall expire on the 90th day following the date on which the option holder ceases to be a director.  In the event an option holder ceases to be employed by First Source, other than by reason of death or termination for cause, such option holder’s options shall expire on the 30th day following the date on which the option holder ceases to be an employee of First Source.

The First Source Board has the power to, at any time and from time to time and subject to approval of the TSXV where applicable, either prospectively or retrospectively, amend, suspend or terminate the First Source Stock Option Plan or any option granted under the First Source Stock Option Plan, including changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the First Source Stock Option Plan, changes to the exercise price of options, changes to the term of options, changes regarding the right to exercise options after termination and changes regarding the vesting of options.

The First Source Stock Option Plan may be terminated or suspended at any time by resolution of the First Source Board, but any such termination or suspension will not affect or prejudice rights of participants holding options at that time.  If the First Source Stock Option Plan is terminated, the provisions of the First Source Stock Option Plan and any administrative guidelines and other rules and regulations adopted by the First Source Board and in force on the date of termination will continue in effect as long as any option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the First Source Stock Option Plan, the First Source Board may make such amendments to the First Source Stock Option Plan or the options as they would have been entitled to make if the First Source Stock Option Plan were still in effect.

The First Source Stock Option Plan is a “rolling” stock option plan under TSXV Policy 4.4 – Incentive Stock Options, as under the First Source Stock Option Plan, First Source is authorized to grant stock options of up to 10% of the issued and outstanding First Source Shares at the time of the stock option grant, from time to time.  As of the date hereof, options to purchase an aggregate of 400,032 First Source Shares, representing approximately 3.9% of the issued and outstanding First Source Shares, are outstanding under the First Source Stock Option Plan.  This leaves options to purchase an aggregate of 623,063 First Source Shares, representing approximately 6.1% of the issued and outstanding First Source Shares, available for issuance under the First Source Stock Option Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all awards outstanding for each of the Named Executive Officers as of the year ended July 31, 2009:

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Smith	135,008(2)	0.15	April 30, 2012(3)	Nil	Nil	Nil
Douglas Smith	85,008(2)	0.15	April 30, 2012(3)	Nil	Nil	Nil
Michael Raven	95,008 (2)	0.15	April 30, 2012(3)	Nil	Nil	Nil

Notes:

(1)
All amounts represent the in-the-money value of each unexercised option, whether vested or unvested, based on the difference between the closing price per common share on January 31, 2010, namely $0.065, and the exercise price of such option.

(2)	All options have vested.

(3)
Pursuant to the terms of the First Source Stock Option Plan, these options will expire 90 days following the date on which the option holder ceases to be a director of First Source.  Peter Smith, Douglas Smith and Michael Raven will cease to be directors of First Source upon the Effective Date and therefore their options will expire 90 days thereafter.  Subject to TSXV approval, First Source and CB Gold have agreed to amend the expiration date of these options upon the Effective Date to April 20, 2011.

Named Executive Officers’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all vested awards under incentive plans for each of the Named Executive Officers during the year ended July 31, 2009:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Peter Smith	800	Nil	Nil
Douglas Smith	800	Nil	Nil
Michael Raven	800	Nil	Nil
Note:

(1)	All amounts represent the in-the-money value on the applicable vesting date of that portion of each option vested during the year ended July 31, 2009.

Termination and Change of Control Benefits

There are no incremental payments, payables and benefits that are due from First Source to each Named Executive Officer that are triggered by, or result from any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Source or a change in such Named Executive Officer’s responsibilities.  See “Statement of Executive Compensation - Incentive Plan Awards – Description of 2007 Stock Option Plan”, above, for a discussion of the treatment of options held by option holders upon various termination events.

Director Compensation

Director Compensation Table

The following table sets forth the compensation earned by the directors of First Source, excluding Peter Smith, Douglas Smith and Michael Raven, whose compensation is set forth above under the heading “Statement of Executive Compensation - Summary Compensation Table”, above, during the year ended July 31, 2009 and the six-month period ended January 31, 2010:

Name	Period Ended	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Howard Lahti	July 31, 2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	January 31, 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom Lamb	July 31, 2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	January 31, 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wayne Lockhart	July 31, 2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	January 31, 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil

First Source does not pay fees to its directors for being on the First Source Board or attending meetings of the First Source Board.

Director Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth all awards outstanding for each director of First Source during the year ended July 31, 2009, excluding Peter Smith, Douglas Smith and Michael Raven, whose compensation is set forth above under the heading “Statement of Executive Compensation - Outstanding Share-Based Awards and Option-Based Awards”:

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Howard Lahti	60,000(2)	0.15	August 26, 2009(3)	Nil	Nil	Nil
Tom Lamb	85,008(2)	0.15	April 30, 2012(4)	Nil	Nil	Nil
Wayne Lockhart	85,008(2)	0.15	April 28, 2010(5)	Nil	Nil	Nil

Notes:

(1)
All amounts represent the in-the-money value of each unexercised option, whether vested or unvested, based on the difference between the closing price per common share on July 31, 2009, namely $0.09, and the exercise price of such option.

(2)	All options have vested.

(3)	Mr. Lahti resigned as a director of First Source on May 28, 2009 and these options expired 90 days thereafter.

(4)
Pursuant to the terms of the First Source Stock Option Plan, these options will expire 90 days following the date on which the option holder ceases to be a director of First Source.  Tom Lamb will cease to be a director of First Source upon the Effective Date and therefore his options will expire 90 days thereafter.  Subject to TSXV approval, First Source and CB Gold have agreed to amend the expiration date of these options upon the Effective Date to April 20, 2011.

(5)	Mr. Lockhart was not re-elected as a director and ceased to be a director of First Source on January 28, 2010 and these options expired 90 days thereafter.

No additional awards or compensation was granted to the directors of First Source in the six-month period ended January 31, 2010.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all vested awards under incentive plans for each director of First Source, excluding Peter Smith, Douglas Smith and Michael Raven, whose compensation is set forth above under the heading “Named Executive Officers’ Incentive Plan Awards – Value Vested or Earned During the Year”, during the year ended July 31, 2009:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Howard Lahti	800	Nil	Nil
Tom Lamb	800	Nil	Nil
Wayne Lockhart	800	Nil	Nil
Note:

(1)	All amounts represent the in-the-money value on the applicable vesting date of that portion of each option vested during the year ended July 31, 2009.

Management Contracts

There are no agreements or arrangements under which management functions of First Source or any subsidiary of First Source are, to any substantial degree, performed by a person other than the directors or senior officers of First Source or a subsidiary of First Source.

Indebtedness of Directors and Senior Officers

During the year ended July 31, 2009, no director, executive officer, senior officer or nominee for director of First Source or any of their associates has been indebted to First Source, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by First Source.

Interest of Informed Persons in Material Transactions

Except as disclosed in First Source’s information circular dated December 30, 2009 under the heading “Interest of Informed Persons in Material Transactions”, and other than transactions carried out in the ordinary course of business of First Source, no informed person or proposed director of First Source and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of First Source’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect First Source.  First Source’s information circular dated December 30, 2009 is incorporated by reference herein and is available under First Source’s profile on SEDAR at www.sedar.com.  Upon request, First Source will promptly provide a copy of such document free of charge to a securityholder of First Source.

Non-Arm’s Length Party Transactions

Except as disclosed in First Source’s information circular dated December 30, 2009 under the heading “Interest of Informed Persons in Material Transactions”, First Source has not acquired or sold in any transaction since incorporation and does not propose to acquire or sell in any transaction, assets or services from a director, officer, promoter or, 10% Holder of First Source Shares or an Associate or Affiliate of any such person.  First Source’s information circular dated December 30, 2009 is incorporated by reference herein and is available under First Source’s profile on SEDAR at www.sedar.com.  Upon request, First Source will promptly provide a copy of such document free of charge to a securityholder of First Source.

The Amalgamation is an Arm’s Length Transaction, as defined under the policies of the TSXV.

Legal Proceedings

To the knowledge of First Source, there are no legal proceedings or regulatory actions material to First Source to which First Source is a party, or of which any of its properties is the subject matter, nor are there any such proceedings known to First Source to be contemplated.

Material Contracts

Except for contracts entered into by First Source in the ordinary course of business, the only material contracts entered into by First Source in the two years before the date of this Circular are:

1.	the Amalgamation Agreement;

2.	the LDP Sale Agreement;

3.	the letter agreement between CB Gold and First Source dated February 26, 2010 relating to the amalgamation of CB Gold and First Source; and

4.
a services agreement between Diagnos Inc. (“Diagnos”) and First Source originally dated July 14, 2008, and as amended September 15, 2008 (the “Diagnos Agreement”), for the provision of data gathering and analysis, land acquisition and staking and field exploration services by Diagnos in exchange for the consideration of $3,000,000.

On November 28, 2008, First Source and Diagnos announced that they would not be proceeding with the Diagnos Agreement.

Copies of the above noted agreements are available under First Source’s profile on SEDAR at www.sedar.com, or, alternatively may be reviewed at Suite 600-1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 during regular business hours up until 30 days following the Effective Date.

Auditor, Registrar and Transfer Agent

Smythe Ratcliffe LLP, Chartered Accountants, located at 700 - 355 Burrard Street, Vancouver, British Columbia V6C 2G8 are the auditors of First Source.

Computershare Investor Securities Inc., through its offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, is the registrar and transfer agent of the First Source Shares.

Additional Information

Additional information relating to First Source is available under First Source’s profile on SEDAR at www.sedar.com. Financial information of First Source is provided in First Source’s financial statements and MD&A for the year ended July 31, 2009, copies of which are available under First Source’s profile on SEDAR at www.sedar.com or by contacting First Source at Suite 600-1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 or by phone at (604) 899-6401.

PART III:  INFORMATION CONCERNING CB GOLD

CORPORATE STRUCTURE

Name and Incorporation

CB Gold was incorporated on May 11, 2009 under the BCBCA as 0851695 B.C. Ltd. and changed its name to “CB Gold Inc.” on May 22, 2009.

The head office of CB Gold is located at 907-1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, and the registered and records office of CB Gold is located at 14417 Blackburn Crescent, White Rock, British Columbia V4B 3A3.

CB Gold is not a reporting issuer and none of its securities are listed on a stock exchange.

Intercorporate Relationships

CB Gold has one wholly-owned subsidiary, Cedar Business Investment Ltd. (“Cedar”), and Cedar has one wholly owned subsidiary, Leyhat Corporation (“Leyhat”).  Both Cedar and Leyhat are incorporated under the laws of the British Virgin Islands and were acquired by CB Gold on July 20, 2009.

Leyhat has one registered branch in Colombia, Leyhat Colombia Sucursal (“Leyhat Sucursal”), which holds CB Gold’s interest in the Norte de Santander Gold Project and the Vetas Gold Project.  The Norte de Santander Gold Project and the Vetas Gold Project are collectively referred to as the “Colombia Projects”.

DESCRIPTION OF THE BUSINESS

General Development

History

CB Gold is engaged in the business of mineral exploration in Colombia, South America.  Its objective is to locate and develop properties of merit, with a focus on precious metals such as gold and silver.  CB Gold currently holds rights to explore and develop two exploration properties in Colombia totalling approximately 67, 000 hectares.  CB Gold’s principal focus is on the Norte de Santander Gold Project.  See “Part III:  Information Concerning CB Gold – Properties of CB Gold – Norte de Santander Gold Project”.

On July 24, 2009, CB Gold acquired two British Virgin Island companies, Cedar and its wholly owned subsidiary, Leyhat.  Leyhat also established Leyhat Sucursal as a branch in Colombia on that date.

On February 4, 2010, CB Gold authorized the establishment of the CB Gold Stock Option Plan.

On February 26, 2010, CB Gold entered into a letter agreement with First Source which set out the intention of CB Gold to complete a merger with First Source by way of a reverse take-over of First Source under the policies of the TSXV.  On April 20, 2010, CB Gold entered into the Amalgamation Agreement with First Source to complete the Transaction.

CB Gold is currently assessing the potential to produce a small amount of mineralised ore from existing operations at the Vetas Gold Project.  This will be dependent on numerous factors, including, but not limited to, safety, environmental capital and operating cost issues, permitting requirements, the availability of labour and equipment and the longer term business objectives of CB Gold.  Additionally, CB Gold is currently involved in the acquisition of properties at, and the exploration and development of, its Colombia Projects.

Significant Acquisitions

Norte de Santander Gold Project

On May 25, 2009, CB Gold entered into a letter of intent (the “May Letter of Intent”) with Camilo Rodriguez Triana and Micoldex Ltda. (“Micoldex”) regarding the acquisition of certain mineral assets in the Norte de Santander district of Colombia.  On July 20, 2009, CB Gold entered into a second letter of intent with Camilo Rodriguez Triana and Micoldex regarding the commercial terms of the acquisition of those mineral assets.

On September 2, 2009, CB Gold and Leyhat entered into a purchase and sale agreement with Camilo Rodriguez Triana and Micoldex (the “PSA”).  Pursuant to the PSA, CB Gold acquired rights in 44 concessions and applications distributed over more than 70,000 hectares in the Norte de Santander district (the “Concessions”).  The total purchase price is US$542,000 and the issuance of 575,000 Class B Common shares of CB Gold, payable in four tranches.  As at the date of this Circular, CB Gold has paid US$202,000, issued 575,000 Class B Common shares of CB Gold and completed the transfer of four Concessions under the name of Leyhat Sucursal.  See “Part III:  Information Concerning CB Gold - Properties of CB Gold - Norte de Santander Gold Project - Purchase and Sale Agreement” and “Part IV: Information Concerning Amalco – Risk Factors Relating to Amalco’s Business and Holding the Amalco Securities - Failure to obtain remaining concessions comprising the Norte de Santander Gold Project and the Vetas Gold Project”.

Under the terms of the PSA, if CB Gold publishes a NI 43-101 compliant technical report disclosing measured and indicated resources within three years of the date of acquisition, CB Gold is required to make an additional payment to the vendors of the Concessions of US$3.00 per measured or indicated ounce of gold is payable up to an aggregate amount not to exceed US$6,000,000.

CB Gold expects to complete the transfer of the Concessions into the name of Leyhat Sucursal in the period from June to December 2010.  CB Gold will continue with the geochemical sampling exploration program and analysis started in 2009.  Under the terms of the PSA, CB Gold will attempt to define at least three targets that warrant drill hole testing in order to evaluate the potential for economic quantities of mineral resources.

The Norte de Santander Report, a NI 43-101 compliant technical report was prepared and finalized by Scott Wilson RPA on April 20, 2010.

Vetas Gold Project

On October 10, 2009, CB Gold authorized Leyhat Sucursal on its behalf to enter into option agreements to acquire mineral assets in the Vetas district and enter into service contracts and purchase supplies on behalf of CB Gold.  In the period from October 2009 to April 2010, Leyhat Sucursal, on behalf of CB Gold, executed twelve exclusivity option agreements regarding the Real Minera, S. Bartolo and S. Antonio, La Vereda, Los Delirios, La Peter, El Dorado, Santa Isabel, Arias, La Providenica, Potosi and Agua de Paramo concession areas.  These comprise 12 out of the 15 most significant contiguous mining properties in the Vetas district for approximately 915 hectares.  The aggregate exclusivity option cost of the properties under the option agreements is approximately US$290,000 and 900,000,000 Colombian pesos.

In the period from February through April 2010, Leyhat Sucursal, on behalf of CB Gold, entered into acquisition offers on the Real Minera, Santa Isabel, La Peter, El Dorado and Los Delirios properties.  The aggregate consideration payable for purchasing the properties under the acquisition offers is US$8,000,000 and the issuance of 6,750,000 Class B Common shares of CB Gold.

On April 19, 2010, following the terms of the signed acquisition offer, Leyhat Sucursal signed a purchase and sale agreement with the shareholders of Real Minera Ltda whereby CB Gold has purchased the Real Minera concession area.  As consideration, CB Gold paid US$2,000,000 and issued 1,750,004 common shares of CB Gold to the title holders upon registration of the concession area under the name of Leyhat Sucursal.  On May 21, 2010, the concession area was transferred by the competent Mining Authority (Ingeominas Bucramanga) to Leyhat Sucursal. Leyhat obtained the certificate of the mining registry license on June 10, 2010.

On May 21, 2010, following the terms of the signed acquisition offer, Leyhat Sucursal signed a purchase and sale agreement with the shareholders of La Peter Ltda whereby CB Gold has purchased the La Peter and Santa Isabel concession areas.  As consideration, CB Gold has agreed to pay an aggregate of US$3,000,000 and issue 3,000,000 Class B Common shares of CB Gold to the title holders of both areas upon registration by the National Mining Registry of the concession areas under the name of Leyhat Sucursal.  Leyhat Sucursal is currently in the process of obtaining the transfer of the mining titles under its name.  CB Gold expects to acquire the remaining properties currently under exclusive option agreements at the Vetas Gold Project by November 24, 2010.  See “Part IV: Information Concerning Amalco – Risk Factors Relating to Amalco’s Business and Holding the Amalco Securities - Failure to obtain remaining concessions comprising the Norte de Santander Gold Project and the Vetas Gold Project”.  CB Gold will also conduct geophysical survey programs and drill a number of exploratory holes into the priority exploration targets which will be selected based on their potential to contain resources.

CB Gold is currently assessing the potential to produce a small amount of mineralised ore from the existing operations at the Vetas Gold Project.  This will be dependent on numerous factors, including but not limited to, safety, environmental, capital and operating cost issues, permitting requirements, the availability of labour and equipment and the longer term business objectives of CB Gold.

The Vetas Report, a NI 43-101 compliant technical report, was prepared and finalized by Scott Wilson RPA on May 7, 2010.

Narrative Description of the Business

Business Objectives

CB Gold’s overall strategy is to position itself as an emerging mid-tier Colombian gold producer with the aim of developing a mining operation producing 100,000 ounces of gold annually with a pipeline of potential producing assets following closely thereafter.

To that end, CB Gold’s principal objectives are to:

•	continue the exploration programs at the Norte de Santander Gold Project in 2010 (see “Part III: Information Concerning CB Gold – Properties of CB Gold – Norte de Santander Gold Project”);

•	continue the exploration program at the Vetas Gold Project, including drilling in 2010 (see “Part III: Information Concerning CB Gold – Properties of CB Gold – Vetas Gold Project”); and

•	expand its potential resource base through focussed exploration of existing properties and the acquisition of prospective new projects.

CB Gold will continue to identify, investigate and, where appropriate, acquire property interests in Colombia through direct application to government authorities, joint venture activities or acquisition from existing holders.  As part of this process, CB Gold will undertake early-stage exploration activities to ensure an orderly and steady advancement of exploration targets.

CB Gold’s current interests in the Colombia Projects are its only significant assets.  The Norte de Santander Gold Project and the Vetas Gold Project currently have no defined mineral resources or mineral reserves.  Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome.  See “Part IV:  Information Concerning Amalco – Risk Factors Relating to Amalco’s Business and an Investment in Amalco Securities”.

Financing

In a financing completed on June 2, 2009, CB Gold’s founders, Fabio Capponi and Giles Baynham purchased an aggregate of 35,005,200 Class A Common shares of CB Gold at a price of $0.002857 per share for aggregate proceeds of approximately $100,000.

Upon execution of the May Letter of Intent, CB Gold initiated a second round of financing whereby CB Gold entered into an agency agreement with Raymond James Ltd. (“Raymond James”) dated June 5, 2009 to distribute up to 8,000,000 Class B Common shares at a price of $0.05 per share pursuant to private place exemptions from the registration and prospectus requirements of applicable securities laws.  An aggregate of $555,000 was raised from the issuance of 11,100,000 Class B Common shares.  CB Gold issued 560,000 Class B Common shares to Raymond James and paid Raymond James a cash fee of $6,320 and a corporate finance fee of $10,000 for its services in connection with the financing.

In anticipation of the closing of the property acquisitions under the PSA, CB Gold initiated a third round of financing whereby CB Gold entered into an agency agreement with Raymond James dated August 24, 2009 to distribute 6,666,666 Class B Common shares at a price of $0.30 per share pursuant to private placement exemptions.  CB Gold agreed to pay Raymond James a cash payment of 1% of the gross proceeds received from the sale of shares upon closing and to issue to Raymond James 6% of the number of Class B Common shares placed by Raymond James on closing.  CB Gold also agreed to pay a finder’s fee of 6% payable in CB Gold Shares to certain individuals for services provided by them in connection with this third round of financing.  The share issuance for this financing was completed on October 22, 2009 and an aggregate of $3,033,520 was raised from the issuance of 10,111,732 Class B Common shares. Raymond James was paid a cash fee of $31,318 and issued 410,300 Class B Common shares.  CB Gold also issued an additional 10,000 Class B Common shares to a shareholder for the equivalent of $3,000 worth of services rendered.

On February 24, 2010, CB Gold initiated a fourth round of financing to raise an additional private placement of $5,000,000.  CB Gold entered into an agreement with certain individuals to assist in this fourth round of financing for a commission of 6% in CB Gold Shares on the amount of the placement distributed.  An aggregate of $4,762,223 was raised from the issuance of 9,524,446 Class B Common shares at a price of $0.50 per share.  Certain individuals were issued 601,200 Class B Common shares as a finder’s fee with respect to this financing.

On May 5, 2010, CB Gold entered into the Engagement Agreement with GMP in connection with the Subscription Receipt Offering.  Under the Subscription Receipt Offering, as provided in the Engagement Agreement, CB Gold will issue up to 53,666,666 Subscription Receipts for aggregate gross proceeds of up to $40,250,000 (including up to 7,000,000 Subscription Receipts for aggregate gross proceeds of up to $5,250,000 under an over-allotment option granted to the Agents pursuant to the Engagement Agreement). The Engagement Agreement provides that the issue price will be $0.75 per Subscription Receipt.

Upon closing of the Subscription Receipt Offering, expected to occur on or about July 9, 2010, the proceeds from the Subscription Receipt Offering, less the commission payable to the Agents, will be placed in escrow with Computershare Trust Company of Canada (the “Subscription Receipt Agent”), and will be released from escrow upon the receipt by the Subscription Receipt Agent of a joint notice from GMP, on behalf of the Agents, and CB Gold confirming that the following conditions (the “Escrow Release Conditions”) have been satisfied:

(i)	the completion of the Amalgamation;

(ii)
the receipt of all required shareholder and regulatory approvals (including without limitation, the conditional approval of the TSXV) for the Amalgamation and the listing of the Amalco Shares on the TSXV pursuant to the Amalgamation; and

(iii)	the Amalco Shares and Amalco Financing Warrants to be issued on satisfaction of the Escrow Release Conditions will not be subject to any statutory or other hold period in Canada.

Upon delivery of such notice to the Subscription Receipt Agent, each Subscription Receipt will be automatically exchanged, without payment of any additional consideration, for one Amalco Share and one-half of one Amalco Financing Warrant.

Under the terms of the Subscription Receipt Offering as contemplated by the Engagement Agreement, the Agents are entitled to a cash fee equal to 6.0% of the gross proceeds raised under the Subscription Receipt Offering.  As additional consideration for the services of the Agents, CB Gold will grant to the Agents a number of CB Gold Agent Compensation Options equal to 6% of the number of Subscription Receipts sold under the Subscription Receipt Offering, which will be exchanged for Amalco Agent Compensation Options under the Amalgamation.

Subject to TSXV approval, each Amalco Agent Compensation Option will be exercisable at an exercise price of $0.75 for the acquisition of one Amalco Share and one-half of one Amalco Agent Warrant for a period of time commencing on the date of listing of the Amalco Shares on the TSXV and continuing 18 months thereafter.  Each whole Amalco Agent Warrant will be exercisable for a period of two years following the satisfaction of the Escrow Release Conditions for the purchase of one Amalco Share at a price of $1.10.

It is expected that the Engagement Agreement will be superseded by an agency agreement to be executed by CB Gold, First Source and the Agents.  The terms of the Subscription Receipt Offering may be amended in such agency agreement if required by market conditions.

Specialized Skill and Knowledge

Most aspects of CB Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration and development, environmental issues and accounting.  CB Gold has a number of employees with extensive experience in mining, geology, exploration and business development in Colombia.

Business Cycle

CB Gold is an exploration corporation, currently focused on gold. As a result, gold prices can have a direct impact on CB Gold’s business.  Declining gold prices will generally affect operations by negatively impacting the economics of projects assessed under higher prevailing prices.  See the risk factors entitled “Currency Risk” and “Fluctuation in Mineral Prices” in “Part IV:  Information Concerning Amalco – Risk Factors Relating to Amalco’s Business and Investment in Amalco Securities”.

Environmental Protection

The operations of CB Gold are primarily located within Colombia and are subject to Colombian laws and regulations concerning the environment.  CB Gold is required to submit and adhere to environmental plans lodged in relation to all its licence areas.  The financial and operational effects of environmental protection requirements on capital expenditures, earnings and the competitive position of CB Gold are not expected to be material during the current financial year.  However, environmental protection requirements may cause additional capital expenditures, reduce earnings and affect the competitive position of CB Gold in the future.

Environmental Policies

CB Gold seeks to conduct its activities in accordance with the highest environmental standards by complying in all material respects with all environmental laws, policies, regulations and plan, conducting extensive on going environmental operations, keeping environmental impacts of its operations to a minimum and rectifying or rehabilitating those impacts that necessarily occur as part of it operations.  See “Part IV:  Information Concerning Amalco - Risk Factors Relating to Amalco’s Business and an Investment in Amalco Securities - Government Regulations and Environmental Concerns”.

Personnel

As at December 31, 2009, CB Gold had no employees and five consultants actively involved in the conduct of its business.

As at the date of this Circular, CB Gold had one employee and four consultants actively involved in the conduct of its business.  In addition, CB Gold uses the services of consultants and advisors as needed with respect to legal matters, insurance, accounting, taxation, specialist technical disciplines and management of Colombian risks.

Foreign Operations

CB Gold’s projects are located in Colombia and, as such, are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction.  See “Part IV:  Information

Concerning Amalco - Risk Factors Relating to Amalco’s Business and an Investment in Amalco Securities - Political and economic uncertainties in Colombia”.

Competitive Conditions

CB Gold’s mineral exploration business is competitive with other entities engaged in the same business.  CB Gold competes with a number of other entities in the search for and the acquisition of mineral properties.  As a result of this competition, the majority of which is with companies with greater financial resources than CB Gold, CB Gold may be unable to acquire attractive properties in the future on terms it considers acceptable.  CB Gold also competes for financing with other resource companies, most of which have greater financial resources and/or more advanced properties.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to CB Gold.  See “Part IV:  Information Concerning Amalco - Risk Factors Relating to Amalco’s Business and an Investment in Amalco Securities - Competition from other exploration companies”.

Doing Business in Colombia

Regulatory

In Colombia, except for limited exceptions, all mineral rights are the property of the government of Colombia. Obtaining a mining right does not transfer ownership of the mineral estate, but creates a temporary right to explore and benefit from minerals in exchange for royalty payments so long as the mining title remains in good standing.

Under Colombian mining law, foreign individuals and corporations have the same rights as Colombian individuals and corporations and Colombian governmental regulatory bodies are specifically prohibited from imposing any additional or different requirements than would be required of a Colombian individual or corporation.  However, foreign companies will have to constitute a branch, subsidiary or affiliate in Colombia before they may be granted a concession contract.

Mineral property rights are governed by Decree 2655 of 1988 (the “1988 Mining Code”) and by Law 685 of 2001 (the “2001 Mining Code”) which was modified by Law 1382 of 2010 (the “2010 Code Amendment”).  Under Colombian mining law, the holder of surface or subsurface minerals, whether operating on government or private property, is subject to the legal requirements established under the 1988 Mining Code and the 2001 Mining Code.  The 1988 Mining Code is applied only to those licences granted during the period it was in effect and prior to the effective date of the 2001 Mining Code.  It is also applied to those applications made during its pendency but still under administrative proceeding when the 2001 Mining Code came into force, where the applicant did not request to be subject to the new regulation.

The 1988 Mining Code establishes four types of mining title: permits, exploration licenses, exploitation licenses and concession contracts.  An exploration license grants the holder the exclusive right to perform, in a prescribed area, work directed to identifying commercially exploitable mineral deposits and reserves.  There are three types of exploration licenses: small, medium and large mining activity licenses. The type of exploration license is determined by the anticipated volume or tonnage of materials to be extracted from the mine to be developed on the property.  During the term of the exploration license, reports on work performed on the property must be filed with the Ministry of Mines and Energy.  The Ministry of Mines and Energy subsequently makes a definitive project classification based on the information field.  The Ministry of Mines and Energy has the right to reclassify the project every five years during the exploration phase.  There is a maximum size area for each type of exploration license.  The term of an exploration license is determined by the area covered as follows:

Original Area	Type	Term	Extension

Up to 100 hectares	Small	1 year	1 year

100 hectares up to 1,000 hectares	Medium	2 years	1 year

1,000 hectares or more	Large	5 years	N/A

On expiry of an exploration license for small mining activity and any extensions thereof, the license can be converted, on compliance with prescribed conditions, into an exploitation license.  An exploitation license has a term of ten years.  On its expiry, the holder can apply for a ten year extension or conversion of the license into a concession contract.  On expiry of an exploration license for medium and large mining activities and any extensions thereof, the license is required to be converted to a mining concession in compliance with prescribed conditions.  There are two types of mining contracts: concession contracts issued by the Ministry of Mines and Energy and those contracts issued by entities to which the Ministry of Mines and Energy has assigned its rights.  A concession contract gives the holder the exclusive right to extract certain minerals and conduct the activities necessary for exploitation, transport and shipment of the same.  Concession contracts have a term of 30 years.

In June 2001, the 2001 Mining Code was enacted which simplifies and streamlines procedures for concessions.  The separation of concessions into three different levels for small, medium and large mining activities no longer exists.  There is now only one title which, once issued, has a duration of 30 years which can be extended a further 30 years and further first rights for subsequent periods of 30 years.

The 2010 Code Amendment was enacted on February 9, 2010 and modified the 2001 Mining Code in connection with concession contracts and concession contract extension requests.  Under the 2010 Code Amendment, concession contracts may be extended for a maximum of 20 years.  With respect to concession contract extension requests, (i) the title holder must file new technical, economical, environmental and social studies for the area that demonstrate the actual status of the mineral deposits; (iii) the terms and conditions for the concession contract extension may be negotiated and the economic obligations under the concession may be modified; and (iv) the concession contract extension is not automatic and will only be granted if it proves to benefit national interests.

Furthermore, the 2010 Code Amendment eliminated the first refusal rights for subsequent concession contracts.  The terms established in the 2010 Code Amendment apply only to those concession agreements which have been granted after February 9, 2010.

Under the 2001 Mining Code, the first 30 year period is divided into three phases.  First there is an exploration phase of three years with a further two year extension.  The 2010 Code Amendment modified this term and provided that this phase could be extended to a total of 11 years for exploration.  This is followed by a construction phase of three years with a further one year extension.  During this construction phase, mining may be performed provided such activities are undertaken with all necessary permits and comply with the applicable laws and regulation.  The exploitation phase covers the remaining term.  To obtain the requisite permits to explore and mine, the necessary environmental plans and report studies need to be presented and approved. Companies were permitted to elect to maintain existing claims under the 1988 Mining Code or elect to comply with the 2001 Mining Code.

Environmental

Mining companies in Colombia are subject to the authority of the Ministry of the Environment, the Regional Autonomous Corporations (the "CAR") and certain municipalities and metropolitan districts. However, the National Code of Renewable Natural Resources and Environmental Protection forms the basis of environmental policy in Colombia and there is an interest in preserving natural resources from development activities.  The 2001 Mining Code requires an environmental mining insurance policy for each concession contract.  In addition, this provision requires that an environmental impact study (an "EIA") and a Works and Construction Plan (a "PTO") be presented at the end of the exploration phase.  The EIA must be approved and an environmental license issued before the construction and exploitation phases can begin.

Although environmental licenses may include many of the necessary permits and concessions for the construction and mining activities, certain additional permits, including water concession, a forest use permit, a certificate of vehicular emissions, an emissions permit and a river course occupation permit may be required if not included with the environmental license.

Exploration activities do not require an environmental license however they must be performed in accordance with the Mining and Environmental Guides issued by the Ministry of Mines and Energy and the Ministry of Environment.

Where renewable natural resources are used during exploration, the title holder must request from the relevant CAR, the corresponding concession, permit or license.

As discussed above, an EIA must be submitted before an environmental licence is issued.  The EIA has to demonstrate the environmental feasibility of the PTO.  Without approval of this study and the issuance of the corresponding environmental licence, construction and exploitation cannot commence.

The 2001 Mining Code and Decree 1220 of 2005 deal with the issuance of the required environmental licences for mining titles.  Once an EIA has been submitted, the law provides that the issuance of the required environmental licences can only be refused when:

(a)	the EIA does not comply with the requirements of the 2001 Mining Code and specifically those foreseen in the terms of reference and/or guides, established by the competent environmental authority;

(b)	the EIA has errors or omissions that cannot be corrected by the applicant and that are required components of such study;

(c)
the level of prevention, mitigation, correction, compensation and substitution for the negative impacts of the mining project prescribed in the EIA, do not comply with the substantial elements established for such effects in the guidelines; or

(d)	the omissions, errors or deficiencies of the EIA and of the proposed measures referred to in the previous subsections, affect the total mining project.

As noted above, the 2001 Mining Code also requires a concession contract holder to obtain an environmental mining insurance policy.  During the exploration stage, the insured value under the policy must be 5% of the value of the planned annual exploration expenditures and during the construction phase the insured value under the policy must be 5% of the planned investment for assembly and construction.  During the exploitation phase, the insured value under the policy must be 10% of the product of the estimated annual production multiplied by the mine mouth pit price of the minerals being produced, as fixed annually by the Colombian government.  The 2010 Code Amendment included the possibility to substitute the mining insurance policy with a real security provided that such security ensures the fulfillment of the mining and environmental obligations, the payment of fines and the cancellation of the concession contract.

For licences or agreements to be maintained under the 1988 Mining Code, the holder is required to obtain an insurance policy for 10% of the estimated production value for the first two years as established by the title holder on the works and investments plan (the “PTI”).  Further, the insurance policy must be maintained during the entire term of the licence or agreement.

Where there is a breach of environmental laws, an affected third party or the government may initiate judicial action against a polluting entity, including actions for protection of civil rights, civil liability lawsuits, class actions, group actions, executive or police measures and criminal filings.  Environmental laws are a matter of public interest and are not subject to settlement.  Historically, environmental authorities have taken a relaxed approach in the enforcement of environmental regulations. Recently, growing concern with respect to the environmental sustainability of projects, undertakings and industrial activities has resulted in increased enforcement and prosecution.  Sanctions include daily penalties, suspension or revocation of the license, concession, permit, or authorization, temporary or final closure of the establishment, work demolition at the cost of the infringer and confiscation of products or implements used to commit an infringement.

Under the 2001 Mining Code and 2010 Code Amendment, there are certain areas that are excluded from mining activities.  These areas include national natural parks, regional natural parks, forest reserves, moor lands and wetlands included in the List of Wetlands of International Importance.  Of these five areas, only forest reserves will be subject to area subtraction (a process of applying to have an area removed from the forest reserve) for mining development.  Concessions currently under construction or in exploitation phases in moor lands and wetland areas, after the enactment of the 2010 Code Amendment, may continue to operate until their term expires even if they are considered as excluded from mining.  Their term, however, will not be extended or renewed.

Taxes and Royalties

There are various government fees and royalties payable by mining titleholders.  During the exploration and construction phases, the holder of a concession contract must pay a surface royalty equivalent to one Colombian minimum daily wage per hectare per year for areas up to 2,000 hectares, two minimum daily wages per hectare per year for areas of 2,000 to 5,000 hectares and three minimum daily wages per hectare per year for areas of 5,000 to 10,000 hectares.  This surface royalty must be paid in advance annuities from the date of execution of the concession contract to the commencement of the exploitation phase.  Concession agreements granted after the enactment of the 2010 Code Amendment will have to pay a surface royalty equivalent to one Colombian minimum daily wage per hectare per year for the first five years of exploration under the concession contract.  Thereafter, the surface royalty for exploration shall increase every two additional years as follows: 1.25 Colombian minimum daily wages per hectare per year for years six and seven; and, 1.50 Colombian minimum daily wages per hectare per year for year eight.  For the construction phase, the title holder will have to pay a surface royalty at the same rate that it paid during the last year of exploration.

Under the 2010 Code Amendment, the first surface payment will have to be made within three days following the notification of the application holder of the administrative procedure, whereby the mining authority determines the available area for the concession that has been applied for.  This means that the first payment is due before the concession agreement is signed, whereas under the 2001 Mining Code, the surface payment is due after the execution of the concession agreement.  Failing to comply with this payment will result in rejection of the application.

As provided by the 2010 Code Amendment, the amount paid for the first surface payment will be refunded if the requested area overlaps with other areas in total or in part.  If the overlap is partial and the title holder accepts the available area, the refund will be prorated to the accepted area.  Also, there will be a refund if the relevant environmental authorities deny the subtraction of the forest reserve area (where applicable).

The applications that are currently in process and the existing concessions that have not yet made the first surface payment, must make a surface payment before May 9, 2010.  Failure to do so will result in the rejection of the application or cancellation of the concession agreement.

A royalty is payable at an effective rate of 4% of the gross value of the minerals calculated at the mine mouth for gold, subject to certain deductions and gross adjustments.  The value per gram of gold and silver at mine mouth for the estimation of royalties will be 80% of the average international price for the previous month, as published by the London Metal Exchange.

Under the 2001 Mining Code, Colombian staff of a mining company, as a whole, should comprise of not less than 70% of the value of total payroll of qualified or skilled personnel in upper management or senior level staff and no less than 80% of the value of total payroll of the entry and mid-level staff.  Upon prior authorization, relief may be granted by the Ministry of Labour for a specified time to allow specialized training for Colombian personnel.

Surface Rights and Surface Tenure

Colombian law provides that mining titles do not grant their holder any surface rights.  However, provided that mining has been declared a public interest activity, if the title holder does not reach an agreement with the surface right owner, it may request the mayor of the municipality where the property is located to impose a mining easement over the real state property.  Mining easements may be established for the efficient exercise of the mining industry in all its phases and stages including transport and beneficiation and may extend to areas outside of the mining title.  Mining easements are, unless otherwise determined by the parties, established for the same term as the concession it benefits.

Colombian law provides that the compensation payable to the surface owner is to be based on the reasonable fair market value of the land and is not to include any value attributable to the development of the “mineral wealth” and that it should only be for so much of the surface as is actually affected, consumed or occupied by the exploration or mining activity.  Should the use of the surface affect the value of areas, not subject to the easement, this loss of value will also be taken into account when fixing the remuneration payable to the land owners.

Furthermore, it is also possible for the concessionaire to request from the competent mining authority the expropriation of the lands necessary for mining activities.  The acquisition of land through expropriation is also subject to prior indemnification to the owner(s).

Properties of CB Gold

Norte de Santander Gold Project

Unless otherwise stated, the information that follows relating to the Norte de Santander Gold Project is derived from, and in some instances is an extract from, the Norte de Santander Report, prepared by Hrayr Agnerian, geologist of Scott Wilson RPA.  Hrayr Agnerian is a “qualified person” and “independent” of CB Gold as such terms are defined in NI 43-101.

Property Description and Location

Property Status

The Norte de Santander Gold Project is at an early stage of exploration. Several areas have received some regional reconnaissance, such as geochemical stream sediment and lithogeochemical sampling in the past by Ingeominas (the Colombian institution related to the Ministry of Mines and Energy which is responsible for geological and mining research and development), and recently by CB Gold. CB Gold is in the process of acquiring a 100% interest in the property from Micoldex, a private company registered in Colombia.  The property consists of forty-four mineral concessions covering a total area of approximately 72,805 hectares in north eastern Colombia.  Micoldex acquired some of the mineral concessions and has applied for others by map staking and, by ministerial approval, by the Government of the Department of Norte de Santander or by Ingeominas.  The list of the concessions is provided in Table 1.

On December 11, 2009, the First Group Concessions were transferred to Leyhat Sucursal, as follows:

•	concessions JKA-16411 (area 111) and JJV-16481 (area 102) were transferred from Dra. Sandra Ines Rozo Barragán, the title holder, to Leyhat Sucursal;

•	concession JJR-16281 (area 47) was transferred from Rosa Cristina Sandoval Castillo to Leyhat Sucursal; and

•	concession JKB-11351 (area 107) was transferred from Mr. Camilo Rodriguez Triana, on behalf of Micoldex, to Leyhat Sucursal.

Location

The Norte de Santander Gold Project is located approximately 400 kilometres north of Bogotá, the capital of Colombia, in the Departments of Norte de Santander and Cesar (Figure 1).  The vast property lies within an area of moderate to high relief, ranging from 200 metres to 500 metres, and the elevation in the area ranges from 1,500 metres to 2,000 metres above mean sea level.

Purchase and Sale Agreement

On September 2, 2009, CB Gold, Camilo Rodriguez Triana, Micoldex and Leyhat entered into the PSA whereby Micoldex granted CB Gold the right to earn a 100% interest in various concessions representing the Norte de Santander Gold Project in exchange for payment of an aggregate amount of US$542,000 and the issuance of 575,000 shares in the capital of CB Gold.

Under the PSA, CB Gold has agreed to make payments for the transfer of properties as follows:

•
Tranche One:  On signing of the PSA, a cash payment of US$100,000 and the issuance of 275,000 Class “B” Common shares of CB Gold. Tranche One refers to the First Group of 18 concessions covering a total area of approximately 25,762 hectares;

•	Tranche Two: A cash payment of US$102,000 and the issuance of 300,000 Class “B” Common shares of CB Gold, upon receiving 23 concessions covering a total area of approximately 42,552 hectares;

•	Tranche Three: A cash payment of US$48,000, upon receiving three concessions covering a total area of approximately 4,490 hectares; and

•
Tranche Four:  A cash payment of US$292,000, upon receiving all the concessions duly registered under the name of CB Gold, or its Colombian subsidiary, and upon delivering the certification of the concessions to CB Gold.

CB Gold has also agreed to make additional payments to Micoldex, depending on the success of exploration on the properties, as follows:

•	A cash payment of US$200,000 if at least three concessions are deemed to have exploration targets with sufficient potential for drilling within 12 months of the execution of the PSA; and

•	A royalty of US$3/ounce gold for contained ounces in NI 43-101-compliant measured and indicated mineral resources as estimated within three years of the PSA. The royalty is capped at US$6,000,000.

In July 2009, Mr. William Villamizar Laguardo, Governor of the Department of Norte de Santander, granted certain concession agreements to individuals listed below:

•
July 9, 2009: to Sra. Rosa Cristina Sandoval Castillo, the registered title holder of Concession Agreement No. JJR-16281, covering an area of 2,000 hectares located in La Playa and Hacari, Department of Norte de Santander;

•
July 14, 2009: to Sra. Sandra Inés Rozo Barragán, the registered title holder of Concession Agreement No. JKA-16411, covering an area of 2,000 hectares located in Bucarasica, Department of Norte de Santander;

•
July 14, 2009: to Sra. Sandra Inés Rozo Barragán, the registered title holder of Concession Agreement No. JJV-16481, covering an area of 2,000 hectares and 84 square metres located in Abrego, Sardinata, and Bucarasica, Department of Norte de Santander; and

•
July 9, 2009: to Ing. Camilo Rodriguez Triana, in his capacity as the legal representative of Micoldex, the registered title holder of Concession Agreement No. JKB-11351, covering an area of 2,000 hectares located in Ocaña, Department of Norte de Santander.

The terms of these concession agreements allow the title holder:

•	to carry out technical exploration and economic exploitation of gold and associated minerals in the respective areas; and

•
to register the concession agreement for a term of 30 years. Before the expiration of 30 years, the title holder may apply for an extension of another 30 years, after which the title holder will have the first priority to negotiate a new concession agreement over the same area.

Scott Wilson RPA understands that all payments regarding the above concession agreements have been made and the relevant properties are is in good standing according to applicable Colombian mining laws.

Land Tenure

Concession Agreements have been signed for JJV-16481, JKB-11351, JJR-16281, and JKA-16411, and the properties have been transferred, as noted above.  The status of the other mineral lands of the Norte de Santander Gold Project is shown in Table 1.

TABLE 1 PROSPECTING LICENCES

Concession No.	Reference No.	Area (ha)	Authority	Sector	Date of Registration and Free Area Confirmation	Insurance (US$)	Surface Cannon (US$)
First Group
102	JJV-16481	2,000	Gobernaciόn-NDS	4	September 2, 2009	500
107	JKB-11351	2,000	Gobernaciόn-NDS	4	September 2, 2009	500
47	JJR-16281	2,000	Gobernaciόn-NDS	2	July 22, 2009	500
111	JKA16411	2,000	Gobernaciόn-NDS	4	September 9, 2009	500
Subtotal First Group		8,000				2,000	66,252
Second Group
108	JKL-11561	2,000	Gobernaciόn-NDS	4	May 6, 2009	500
30	JJR-15381	1,400	Gobernaciόn-NDS	2	February 24, 2009	500
58	JKA-11241	210	Gobernaciόn-NDS	3	February 24, 2009	500
106	JKA-16091	1,989	Gobernaciόn-NDS	4	February 24, 2009	500
26	JKB-16131	500	Gobernaciόn-NDS	2	February 24, 2009	500
57	JK7-11451	749	Gobernaciόn-NDS	3	February 24, 2009	500
32	JJR-16451	1,799	Gobernaciόn-NDS	2	February 24, 2009	500
59	JKB-10271	93	Gobernaciόn-NDS	3	February 24, 2009	500
60	JKA-11501	1,912	Gobernaciόn-NDS	3	February 24, 2009	500
62	JKA-14471	491	Gobernaciόn-NDS	3	February 24, 2009	500
29	JJR-16071	1,533	Gobernaciόn-NDS	2	February 24, 2009	500
114	JJV-16322	1,987	Gobernaciόn-NDS	4	February 24, 2009	500
103	JKA-16541	2,000	Gobernaciόn-NDS	4	December 15, 2008	500
48	JJR-10471	1,099	Gobernaciόn-NDS	1	February 24, 2009	500
Subtotal Second Group		17,762				7,000	147,109
Third Group
33	JLQ-08471	1,483	Gobernaciόn-NDS	2	July 14, 2009	500	12,282
63	JJV-15591	1,992	Gobernaciόn-NDS	3	August 12, 2009	500	16,497
61	JLN-16151	2,000	Gobernaciόn-NDS	3	December 1, 2009	500	16,563
62A	JKP-16551	156	Gobernaciόn-NDS	3	June 10, 2009	500	1,292
104	JKL-11341	2,000	Gobernaciόn-NDS	4	June 10, 2009	500	16,563
112	JKL-15021	2,000	Gobernaciόn-NDS	4	June 10, 2009	500	16,563
105	JLN-11381	1,849	Gobernaciόn-NDS	4	July 15, 2009	500	15,313
110	JKP-16431	2,000	Gobernaciόn-NDS	4	August 12, 2009	500	16,563
117	JLN-11171	2,000	Gobernaciόn-NDS	4	June 11, 2009	500	16,563
118	JLN-11531	2,000	Gobernaciόn-NDS	4	June 11, 2009	500	16,563
Subtotal Third Group		17,480				5,000	144,762
Fourth Group
25	JKB-16331	1,987	Gobernaciόn-NDS	2	November 10, 2009	500	16,456
31	JLQ-11201	2,000	Gobernaciόn-NDS	2	November 10, 2009	500	16,563
46	JLN-16511	2,000	Gobernaciόn-NDS	2	In Progress	500	16,563
24	KB9-16041	2,000	Gobernaciόn-NDS	2	November 10, 2009	500	16,563
52	KBC-16511	2,000	Gobernaciόn-NDS	2	November 10, 2009	500	16,563
54	KBD-16331	2,000	Gobernaciόn-NDS	2	November 10, 2009	500	16,563
109	JKA-16291	2,000	Gobernaciόn-NDS	4	November 10, 2009	500	16,563
113	KB0-09571	2,000	Gobernaciόn-NDS	4	November 10, 2009	500	16,563
115	KAR-09111	1,858	Gobernaciόn-NDS	4	November 10, 2009	500	15,387

Concession No.	Reference No.	Area (ha)	Authority	Sector	Date of Registration and Free Area Confirmation	Insurance (US$)	Surface Cannon (US$)
133	KAT-14351	1,737	Gobernaciόn-NDS	4	November 10, 2009	500	14,385
116	JLN-16301	2,000	Gobernaciόn-NDS	4	November 10, 2009	500	16,563
119	JLT-15051	1,590	Gobernaciόn-NDS	4	November 10, 2009	500	13,168
120	KA6-11391	1,900	Gobernaciόn-NDS	4	In Progress	500	15,735
Subtotal Fourth Group		25,072				6,500	207,638
Fifth Group
13	JJO-16092	500	Ingeominas	1	In Progress	500	4,141
11	JJR-08551	1,990	Ingeominas	1	In Progress	500	16,481
12	JJR-10051	2,000	Ingeominas	1	In Progress	500	16,563
Subtotal Fifth Group		4,490				1,500	37,185
Total	44	72,805				22,000	602,947

Notes:
1.	Gobernaciόn is the Government of the Department of Norte de Santander.
2.	First Group Concessions transferred to Leyhat Sucursal.
3.	Second Group Concessions: subject to signature of contract within two months, and pending notification by Competent Authority of Government of Norte de Santander (NDS).
4.	Third Group Concessions: Areas with Technical Study, with notification of free area, except for JLN-16151.
5.	Fourth Group Concessions: Areas with Technical Study, with notification of free area, except for JLN-16511 and KAG-11391.
6.	Concessions 11 and 12 are located in Forest Reserve. They will be granted by Gobernaciόn, but will need special permit regarding environmental review statement.
7.	Fifth Group: First Notification areas pending legal and technical evaluation by Ingeominas.
8.	Details of Concession Agreements for JKA-16411, JJV-16481, JJR-16281, and JKB-11351 are provided in Appendix A of the Norte de Santander Report.

Figure 1     LOCATION Map

Legend:
International Boundaries
Department Boundaries
National Capital
Department Capital
Major Cities
Railroad
Road
Caribbean Sea
Pacific Ocean
NORTE DE SANTANDER PROJECT
Norte de Santander
Colombia
Venezuela
Panama
Ecuador
Peru
Brazil
Bogota
Caracas
Cucuta
Bucaramanga
Medellin
Cali
Barranquilla
Cartagena
Santa Marta
Riohacha
Valledupar
Maracaibo
Oranjestad
Willemstad
Quito
Iquitos
N
COLOMBIA
South America
0 100 200 Kilometers
0 100 200 Miles
80°
76°
72°
68°
12°
8°
4°
0°
CB Gold Inc.
Norte de Santander Project
Department of Norte de Santander, Colombia
Location Map
April 2010

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Norte de Santander Gold Project area is by road (Figure 2).  There is regular commercial air service (by Avianca and other airlines) from Bogotá to Bucaramanga, the capital of the Department of Norte de Santander.  From Bucaramanga, the property is accessed via the Central Highway (which leads to the Caribbean Coast) and another paved highway to Ocaña, a city of approximately 120,000 inhabitants.  The project area includes several towns and villages, such as Teorama Convención, with populations ranging from 10,000 to 17,000.  Access to the various concessions in Groups 1, 2 and 3 is from Ocaña via gravel roads.  Access to the concessions of Group 4 is by the paved highway from Ocaña to Cucutá (a city near the border with Venezuela) and by gravel roads.  Access to many parts of the property may be available by trails or by mules.  Supplies and heavy equipment are brought to the communities by trucks.

The climate in northeastern Colombia is tropical to temperate, with little difference in seasonal temperature.  There are two wet seasons, from March to April and from October to November.  The mean temperature throughout the year is 22°C and ranges from 15°C to 30°C.  The average annual precipitation ranges from 255 centimetres to 1,330 centimetres.  Exploration in the Norte de Santander area may be carried out throughout the year, although there may be heavy rains during the rainy season, which may cause flooding and temporary, short-term disruption of exploration activities and transportation of goods to the local communities.

FIGURE 2     ROAD MAP OF DEPARTMENTS OF NORTE DE SANTANDER AND CESAR

N
CESAR
VENEZUELA
SANTANDER
Cucuta
Bucaramanga
AREA OF MINERAL CONCESSIONS
April 2010
Source: CB Gold Inc., 2009.
Legend:
National Highways
National Highways
National Highways under construction
Secondary Road
Watercourse
Toll Gate
Bridge
Highway Number
Departamental Boundary
Regional Capital
Town
Village
CB Gold Inc.
Norte de Santander Project
Department of Norte de Santander, Colombia
Road Map of Departments of Norte de Santander and Cesar

In the mountain regions, temperature is directly related to elevation. Average temperature decreases uniformly approximately 0.6°C per 100 metres.  Popular terminology recognizes distinct temperature zones (pisos térmicos), which are sometimes referred to as tierra caliente (up to 900 metres above sea level (“masl”) in elevation), tierra templada or tierra del café (900 masl to 2,000 masl) and tierra fria (2,000 masl to 3,000 masl).

Local infrastructure is available at Bucaramanga, Ocaña, and nearby towns.  Infrastructure at these towns includes electrical power, cell phone network and road building equipment.  Water, both industrial and potable, is drawn from nearby streams. Diamond drilling equipment is brought from Bogotá.

The land in the northeastern part of Colombia, and in particular the Norte de Santander area, is used mainly for agriculture by local villagers.  The area is covered with extensive lateritic and saprolitic material, and outcrops are common only along streams or along road cuts.

Wildlife in the area includes various species of frogs, chiguiros (large rodents), snakes, birds (including white swan, parrots, hawk, field dove and owl) foxes, puma, ocelot (wild cat), and various species of insects, including the culona ant.

The area is covered with extensive lateritic and saprolitic material, and outcrops are rare except along road cuts or along streams.  Vegetation consists predominantly of fruit trees, such as banana, papaya, citrus and coffee. Overburden cover ranges from two metres to 10 metres.

History

Gold mining and production in Colombia dates back to the era of the Spanish Conquistadores in the sixteenth century.  Until the latter part of the twentieth century, gold production was predominantly from districts of the Western Cordillera, such as Zaragosa-Segovia-Remedios of the western part of the Antioquia Zone, Central Antioquia, Cauca-Romeral and others.  Some 80% of this production came from placer gold deposits, and from 1537 to 1820, 18% to 40% of total world gold production came from Colombia.  During the past few decades, production increased from vein deposits of the Vetas-California district in the Eastern Cordillera.  This led to increased exploration in the Santander Massif and to the discovery of the Angostura and La Bodega deposits.

Exploration for gold in northeastern Colombia was started in the 1980s by Ingeominas as part of the reconnaissance geological mapping and prospecting.  Ingeominas collected more than 3,000 stream sediment samples from the Norte de Santander region and had them analyzed for copper, molybdenum, vanadium, zinc, barium and tin at its own laboratories.  Scott William RPA understands that these regional geochemical samples were not analyzed for gold.  The region, however, is known for its mining activities and production of gold from small scale mining operations by local miners (barqueros), such as at the Vetas-California area.

Subsequent to the initial reconnaissance work, Ingeominas carried out lithogeochemical sampling and had the samples assayed for gold and uranium.  Results indicate values ranging from 2 grams/tonne (“g/t”) gold to 18 g/t gold in chip samples on the four sectors (Sector 1, 2, 3, and 4) of the present property, as described below. Sampling, however, was not done across defined alteration zones.

From the late 1990s to early 2000s, Ingeominas, in conjunction with Commission Génerale des Matières Atomiques (“Cogema”), carried out similar regional reconnaissance mapping and prospecting over a large area underlain by the Mande, Norosi, Valle Cauca, Chocó, and Putumayo batholiths in northern Colombia, with the objective of discovering uranium mineralization.  During these programs, airborne radiometric surveys, regional geological mapping and geochemical sampling were the main exploration tools for uranium exploration.  The objective of this initial phase was to obtain stratigraphic information across host lithologic units.  Cogema detected weak radiometric responses within granitic outcrops, but no significant uranium mineralization, and the program was discontinued.

Regional lithogeochemical sampling by Ingeominas in the early 1980s detected a number of anomalous values reported as follows:

•
Group 5 Concessions:  Seven anomalous values in gold, copper and uranium in silicified zones within granitic rocks near Quebrada Guamal (in Concession 13) with reported values ranging from 3 g/t gold, 6 parts-per-million (“ppm”) copper and 15 ppm U3O8 to 13 g/t gold, 63 ppm copper and 245 ppm U3O8. Scott Wilson RPA is of the opinion that these reported anomalous gold values warrant follow-up work.

•
Group 4 Concessions:  Relatively little regional exploration has been carried out by Ingeominas in this group of concessions.  Nevertheless, anomalous values in gold ranging from 3 g/t gold, 3 ppm copper and 38 ppm U3O8 to 18 g/t gold, 89 ppm copper and 315 ppm U3O8 are reported in four lithogeochemical samples in Concession 51.

•
Group 2 Concessions:  Two anomalous values in gold with background values in copper and uranium (in Concession 57).  These are reported as 6 g/t gold, 12 ppm copper and 9 ppm U3O8 and 6 g/t gold, 2 ppm copper and 14 ppm U3O8.

•
Group 3 Concessions:  Three anomalous values in gold with background values in copper and uranium in granitic rocks.  These values range from 6 g/t gold, 4 ppm copper, and 11 ppm U3O8 to 10 g/t gold, 16 ppm copper and 223 ppm U3O8 (in Concession 105).  Scott Wilson RPA is of the opinion that these locations warrant further investigation.

In November 2007, Micoldex acquired the present concessions and launched Project MCX-001-08, commencing with a regional exploration program including periodic lithogeochemical sampling and compilation of previous results by Ingeominas over areas of the Santander Massif, which covers the Departments of Norte de Santander and Cesar.  This work is presently in progress.

Geological Setting

Regional Geology

The Norte de Santander Gold Project area is situated within the Santander Massif, which is located along the Eastern Cordillera in northeastern Colombia.  This area hosts a number of gold occurrences, including the Angostura deposit of Greystar Resources Ltd. (“Greystar”) and the La Bodega deposit of Ventana Gold Corp. (“Ventana”).  The area is underlain by Precambrian gneisses, Paleozoic and Mesozoic sedimentary and granitic rocks, and Tertiary and Quaternary fluvial deposits.

The dominant structural feature in the area is the north-northwest trending Bucaramanga Fault in the western part of the property.  This fault also coincides with an airborne magnetic lineament.  The exploration methodology applied during recent programs by Greystar and Ventana has been to evaluate northeast to east-northeast trending splays of the Bucaramanga Fault.  These secondary structures are interpreted to be favourable hosts for gold mineralization in the area.

The Norte de Santander Gold Project comprises four sectors, and the lithologic units present in the area are described as follows:

•
Precambrian rocks:  These include the Bucaramanga Formation which comprises high grade metamorphic rocks, such as quartzofeldspathic gneisses, amphibolitic gneisses, migmatites and granulite facies rocks.

•	Devonian rocks:

	o	Silgará Formation: Suite of low grade metasedimentary rocks, such as phyllites, micaceous schists, micaceous quartzites and occasional metaconglomerates and metapelites.

	o	Orthogneiss: Banded rocks exhibiting metamorphic segregation.

	o	Igneous rocks: Comprising mostly dioritic to granodioritic rocks.

	o	Tronadero Formation: Comprising clastic sedimentary rocks, such as immature green and orange arkoses, green and brown shales.

	o	Convención Formation: Comprising banded sandstones and shales, which are intruded by the Paleozoic Ocaña Batholith.

•	Jurassic rocks:

	o	Bocas Formation: Interlayered calcareous sedimentary rocks and carbonaceous sedimentary rocks.

	o	Jordán Formation: Grey and red arkoses.

	o	Giron Formation: Continental Redbeds, including red and purple sandstones, conglomerates and minor conglomerates.

	o	Various intrusive rocks of granitic to quartz-monzonite composition.

•	Cretaceous sedimentary rocks, including:

	o	Uribante Formation: Crystalline and sandy limestones, and clay rich sandstones.

	o	Cogollo Formation: Black shales and fossiliferous limestones.

	o	La Luna Formation: Fossiliferous limestones (with foraminifera).

	o	Colón Formation: Fossiliferous limestones.

	o	Mito Juan Formation: Grey and green shales.

	o	Catatumbo Formation: Ferruginous shales with layers of coal.

•	Tertiary carbonaceous rocks, including black shales of the Barco Formation and Los Cuervos Formation and Algodonal Formation: Poorly consolidated fluvial conglomerates.

•	Quaternary sediments.

Exploration work to date suggests that the gold mineralization in the project area is epigenetic in origin.  Recent interpretation of exploration data suggests that areas of silica-sericite-pyrite alteration within the granitic rocks in the Guamal area (Sector 1) have characteristics similar to the alteration assemblages present at the Vetas, La Bodega, and Angostura deposits of the Santander Massif in northeastern Colombia.

Local Geology

Since the Norte de Santander Gold Project is a large property, much of the local geology is the same as the regional geology.

Tectonic Setting

The dominant structural feature in the area is the north-northwest trending Bucaramanga Fault in the western part of the property.  This fault also coincides with an airborne magnetic lineament.  The exploration methodology applied during recent programs by Greystar and Ventana has been to evaluate northeast to east-northeast trending splays of the Bucaramanga Fault.  These secondary structures are interpreted to be favourable hosts for gold mineralization in the area.

A number of northeast and east trending faults, stemming from the Bucaramanga Fault, are interpreted to be present within the vast Norte de Santander Gold Project.  These structures will be investigated during the 2010 field season.

Deposit Types

Gold mineralization within Greystar’s Angostura Property and Ventana’s La Bodega Property is hosted by shear zones exhibiting intense silicification associated by sulphide alteration.  These deposits are commonly subvertical in shape and occur within granitic rocks, or in contact zones between intrusive rocks and sedimentary or volcanic rocks.

While the style of mineralization within the intrusive rocks at the Norte de Santander Gold Project is not yet known in detail, it does include some characteristics that are similar to those at Angostura and La Bodega, especially at Area 13 (Sector 1) of the property.

Mineralization

Gold mineralization in the Vetas-California district (Santander) occurs within northeast trending zones and is associated with quartz, pyrite, chalcopyrite, arsenopyrite, galena, sphalerite, tetrahedrite and silver.  In some deposits, uraninite is also present.  The gold deposits which are developed to date are San Celestino, El Cuatro, La Mascota, Asturias, El Diamante, Trompeteros, La Colombo, El Volcán, La Araña, and La Tosca.

There are no distinct mineralized zones identified within the Norte de Santander Gold Project.  Interpretation of past exploration data and results of the recent site visits, however, suggest that areas of similar geologic environment – with hydrothermal alteration and shearing – as those present at the Angostura and La Bodega gold deposits may be present on the Norte de Santander Gold Project.

Past exploration by Ingeominas, Cogema (AREVA), and Micoldex has identified a number of targets with anomalous gold and low grade uranium values.  These are discussed below.

SECTOR 1

Sector 1 covers the area extending from the municipalities of Convencón to Teorama to Ocaña to Rio Oro.  It includes concessions of groups 2, 4, and 5. Seven anomalous values in gold, copper and uranium in silicified zones were reported within granitic rocks near Quebrada Guamal in Area 13.  These are reported as:

•	Sample 1069: 6 g/t gold, 63 ppm copper and 62 ppm U3O8.

•	Sample 1070: 13 g/t gold, 5 ppm copper and 15 ppm U3O8.

•	Sample 1071: 8 g/t gold, 22 ppm copper and 21 ppm U3O8.

•	Sample 1073: 11 g/t gold, 14 ppm copper and 20 ppm U3O8.

•	Sample 1074: 6 g/t gold, 6 ppm copper and 34 ppm U3O8.

•	Sample 1075: 5 g/t gold, 43 ppm copper and 245 ppm U3O8.

•	Sample 1076: 3 g/t gold, 26 ppm copper and 20 ppm U3O8.

Scott Wilson RPA is of the opinion that these reported anomalous gold values warrant follow-up work.

SECTOR 2

Sector 2 covers the area extending from the municipalities of La Playa to Hacarí to San Calixto.  It includes concessions of groups 1, 2, 3 and 4.  Relatively little regional exploration has been carried out by Ingeominas in this sector.  Nevertheless, anomalous values in gold ranging from 3 g/t gold to 18 g/t gold are reported in four lithogeochemical samples, as follows:

•	Sample 1045: 6 g/t gold, 89 ppm copper and 38 ppm U3O8.

•	Sample 1051: 6 g/t gold, 3 ppm copper and 67 ppm U3O8.

•	Sample 1055: 18 g/t gold, 8 ppm copper and 315 ppm U3O8.

•	Sample 1056: 3 g/t gold, 3 ppm copper and 141 ppm U3O8.

During the recent site visit, these showings could not be specifically located, although they are reported to be located within the same large granitic outcrop area.  Nevertheless, they warrant further investigation, in Scott Wilson RPA’s opinion.

SECTOR 3

Sector 3 covers the area extending from Abrego to La Playa to Ocaña, and is underlain by rocks similar to those in Sector 1.  It includes concessions of groups 2, 3 and 4.  Regional exploration carried out by Ingeominas has detected two anomalous values in gold with background values in copper and uranium, as follows:

•	Sample 1058: 6 g/t gold, 12 ppm copper and 9 ppm U3O8.

•	Sample 1060: 6 g/t gold, 2 ppm copper and 14 ppm U3O8.

Scott Wilson RPA investigated these showings during the recent site visit and notes that they are likely expressions of mineralization at two narrow silicified zones within granitic rocks, as discussed below.  Scott Wilson RPA observed a contact zone between granitic rocks and metasedimentary rocks, some 700 metres west of the location of the above two samples, and is of the opinion that geochemical sampling and ground geophysical surveys are warranted to assess the mineral potential of the contact zone.

SECTOR 4

Sector 4 covers the areas of the municipalities of Abrego, Bucarasica, Sardinita, Villacaro, Villa Sucre, Lourdes, Gramalote, El Zulia, Salazar, Arboledas, Barrientos, Durania, Bochalema and Cucutilla in the Department of Norte de Santander.  It includes concessions of groups 1, 2, 3 and 4. Regional geochemical sampling carried out by Ingeominas has detected three anomalous values in gold with background values in copper and uranium in granitic rocks, as follows:

•	Sample 1081: 6 g/t gold, 16 ppm copper and 11 ppm U3O8.

•	Sample 1082: 10 g/t gold, 5 ppm copper and 223 ppm U3O8.

•	Sample 1083: 5 g/t gold, 4 ppm copper and 69 ppm U3O8.

Sample 1081 was likely collected from the same site as Scott Wilson RPA sample No. 138222, as noted in Table 2.  Scott Wilson RPA could not verify the locations of the other showings (samples 1082 and 1083) reported by Ingeominas.  Nevertheless, they warrant further investigation, in Scott Wilson RPA’s opinion.

Exploration

The historical exploration work by Ingeominas, Cogema (AREVA), and Micoldex during the late 1970s and early 1980s has been discussed under the subheading “History”, above.  Recently, CB Gold has carried out a compilation of all previous exploration data stored at Ingeominas in Bogotá.

In September 2009, CB Gold commenced a systematic gold exploration program including compilation of all previous exploration data by Ingeominas and Micoldex in the Norte de Santander Gold Project area, such as regional geochemical sampling results from Cogema (AREVA).  Since September 2009, CB Gold has been carrying on a program of detailed investigations of previously reported gold showings, such as lithogeochemical sampling at Concession 13 (Group 5, Sector 1), as well as evaluating other gold target areas.

Recently, CB Gold also has carried out an interpretation of satellite imagery, including discriminating areas covered with rocks containing different clay minerals, such as illite and kaolinite, as raster maps.  The objective of this program is to produce colour composites, alteration intensity maps and vectorized anomaly maps.

Landsat data is capable of discriminating general argillic and specific iron oxide alteration, and is therefore a valuable tool for modelling and field mapping.  The first step in the interpretation of Landsat imagery is the identification of areas containing mineral species, such as clays or jarositic iron oxides.  The next step includes identifying principal component images which contain anomalously high values for the mineral species.  Care must be taken to avoid false anomalies which may be caused by recently tilled soil, lake bottom sediments, sediment-charged rivers, clay-rich units in the local stratigraphy and terra rosa soils developed in basaltic flows.  The steps involved in the interpretation of Landsat data include the production of:

•	Composites of satellite images: These are spatially enhanced by integrating the high resolution of certain band data.

•	Alteration intensity images of each of the clay and iron oxide minerals, as well as ratio maps of the various iron minerals.

•	Vectorized alteration anomalies.

Results of the recent interpretation of satellite imagery indicate that a regional anomaly coincides with the north-northwest trending Bucaramanga Fault.  This work is in progress.

Since September 2009, CB Gold has collected seventy-two lithogeochemical samples from various parts of the vast property.  In addition, CB Gold inserted six standards and four samples with the regular batches of samples and sent them to ALS Chemex Laboratories (“ALS Chemex”) in Lima, Peru, for 38-element Inductively Coupled Plasma (“ICP”) determinations, including gold and silver values.  CB Gold teams have also collected 666 samples of stream sediments from various parts of the vast property.  In addition, CB Gold inserted control samples with the regular batches of samples, as follows:

•	Three samples of a high grade standard with expected value of greater than 10 ppm gold;

•	Nine samples of a medium grade standard with expected value of approximately 2.42 ppm gold;

•	Fifteen samples of a low grade standard with expected value of approximately 0.61 ppm gold;

•	Thirty-three blank samples. All but one returned values of below the ICP detection limit of 0.005 ppm gold; and

•	Thirty-seven duplicate samples from various locations on the property.

CB Gold sent the original and control samples to ALS Chemex for 38-element ICP determinations, including gold and silver values, i.e., similar to the method used for lithogeochemical sampling.

Drilling

There has been no drilling carried out on the Norte de Santander Gold Project.

Sampling Method and Approach

Previous Work

Detailed information on sampling method and approach during the Ingeominas and Cogema (AREVA) prospecting campaigns is not available.

Recent Work

The methodology of lithogeochemical sampling during the 2009 prospecting program by CB Gold personnel consisted of rock chip sampling along outcrops or road cuts.  The sample locations are based on the regional interpretation, in terms of east-northeast or northeast trending structures.  The methodology of sampling stream sediments was to walk along streams and tributaries, and collect samples of silt from the bottom sediments.  Sample interval averaged approximately 26 metres within a range from 5 metres to 100 metres.  Sample weight averaged approximately 1.4 kilograms, within a range from 0.5 kilograms to 8 kilograms.

Sample Preparation, Analysis and Approach

Previous Work

Sample preparation, assaying and quality assurance-quality control (QA/QC) procedures used by Ingeominas, Cogema (AREV) or Micoldex are not available to Scott Wilson RPA.

Recent Work

Sampling of outcrops and road cuts was done at selected locations. Samples were sent to ALS Chemex, in Bogotá, for sample preparation and then to ALS Chemex in Lima, Peru, for gold, silver, copper, zinc and lead assays by the 30-element ICP determinations.  Details of the analytical methods at ALS Chemex are provided in Appendix B of the Norte de Santander Report.

Scott Wilson RPA notes that ALS Chemex is a reputable commercial laboratory, and is of the opinion that the sample preparation and analytical procedures at the ALS Chemex sample preparation laboratory at Bogotá are in keeping with industry practice.

Data Verification

Previous Work

During the early exploration in the area by Ingeominas and Cogema (AREVA), data verification was done by company geologists.  Data on QA/QC procedures, however, is not available.

Recent Work

During the recent prospecting campaign, data verification and quality control was done by CB Gold contract personnel.  The quality and reliability of the data obtained from the recent regional exploration program was reviewed and verified by Mr. Alberto Rios Carranza, Ph.D., Chief Geologist, and Juan Pablo Rincon Grajales, Project Geologist of CB Gold, respectively.  Scott Wilson RPA understands that Messrs. Carranza and Rincon are not Qualified Persons under the definition of NI 43-101.

Assay Quality and Quality Control

The QA/QC procedures and assay protocols followed by Ingeominas and Cogema (AREVA) in the past are not available to Scott Wilson RPA.  QA/QC procedures used by CB Gold for the recent regional exploration program include regular checks of:

•	Sample coordinates;

•	Insertions of three standards with known concentrations of gold and blanks with regular samples;

•	Collections of duplicate samples from various locations; and

•	Digital results obtained form ALS Chemex including sample numbers are ICP determinations.

The QA/QC procedures have been reviewed by Scott Wilson RPA and they are in keeping with industry standards.

Independent Sampling by Scott Wilson RPA

During the site visit from June 10 to 14, 2009, Scott Wilson RPA reviewed the Ingeominas exploration results.  As a check of previous results, Scott Wilson RPA collected a total of 17 samples in the areas of the four concessions and sent them for gold and silver assays at SGS Laboratories (“SGS”) in Toronto, Canada.  The purpose of this work was also to assess previously undetected areas of hydrothermal alteration, such as shear zones and contact zones between granitic rocks and sedimentary rocks.

Table 2 lists the samples collected by Scott Wilson RPA.

TABLE 2 SCOTT WILSON RPA LIST OF INDEPENDENT SAMPLES

Group/Sector	Concession	Sample Number	ppb Au	Remarks
5/1	13	138217	69	Silicified zone with pyrite in granitic rock
5/1	13	138218	2	Road cut at silicified zone along shear zone approximately 50 metres south of stream
?/2	51	138219	3	Pegmatitic granite with coarse biotite and muscovite, at/near old sample 1050
?/2	51	138220	5	Outcrop of pegmatitic granite at/near old sample 1051
?/2	51	138221	2	Outcrop of pegmatitic granite,~100 metres East of sample 138220
2/3	57	138212	2	Vein material in granitic rock, at/near old sample 1058
2/3	57	138213	8	Altered vein in granitic rock, at/near old sample 1060
2/3	57	138214	9	Quartz vein in granitic rock
2/3	57	138215	14	Quartz vein in granitic rock, ~150 metres East of sample 138214
2/3	57	138216	2	Quartz vein in granitic rock, ~8 metres West of sample 138215
2/4	106	138222	2	Rusty zone with grey clay alteration, near old sample 1081?
2/4	106	138223	<1	Rusty zone ~200 metres East of sample 138222
2/4	106	138224	1	Channel sample across shear zone
2/4	106	138225	13	Small (50 centimetres wide) shear zone in silicified granitic rock
3/4	112	138226	2	Contact zone between granitic rock and sedimentary rock

Results indicate low values for gold and less than 0.3 g/t gold for all the samples collected. Scott Wilson RPA, however, cautions that due to the uncertainty of the locations of the historic samples by Ingeominas, the independent checks may not have been an accurate check of the previous results.

As part of its verification of field data, Scott Wilson RPA attempted to verify the locations of sampling in the past within concessions 13, 51, 57, and 106, but was unsuccessful (except for Concession 57) due to the lack of markings of sample locations, such as channels or flagging tape.

Each rock sample is bagged in plastic sample bags and periodically shipped from the exploration sites to Bucaramanga using contracted trucks.  From Bucaramanga, the samples are sent by road via TCC (Transportadora Comercial Colombia) to ALS Chemex in Bogota, Colombia for preparation.  The samples are dried, crushed, split and pulverized to 85% (< 75 um), with the subsequent shipping of sample pulps by ALS Chemex to their Lima, Peru lab for geochemical analysis.  All the analyses used standard 30 g fire assay with AA finish for gold and ICP multiple geochemical elements.  Grayimetric analyses are completed for over-limit assays on gold and all silver assays are 30 g fire assay with an aqua regia finish.

Blanks and certified control standards are inserted into the sample on a mostly random basin resulting in a QC sample frequency of about three control standards and one blank in every 100 samples.

Within 20 days after the completion of the analysis, ALS Chemex in Peru delivers the preliminary and final results in Excel and Pdf version to the ALS Chemex in Bogota, Colombia, which results are then reported to Leyhat Sucursal management by e-mail and certificates.

Mineral Resources and Mineral Reserves

There are no mineral resources or mineral reserves on the Norte de Santander Gold Project at this time, because there has been no drilling.

Interpretation

The Norte de Santander Gold Project is at an early stage of exploration.  A number of areas of anomalous concentrations of gold occur in Paleozoic granitic rocks within the property area.  Past work by Ingeominas and Micoldex was focused on detecting regional geochemical anomalies.  Recent work by Greystar and Ventana indicates that bulk mineable gold deposits are associated with east-northeast trending splay faults from the regional north-northeast trending Bucaramanga Fault.  Preliminary interpretation of some of the gold showings suggests that the Norte de Santander Gold Project hosts targets that are similar to the Angostura (Greystar) and La Bodega (Ventana) deposits, respectively.  These areas warrant further exploration work.

Past and recent exploration has established some favourable criteria suggesting the possibility of sizeable gold accumulations within the property of Norte de Santander Gold Project.  These criteria are:

•	geochemical anomalies detected from reconnaissance stream sediment sampling surveys;

•	occurrence of a number of gold anomalies from lithogeochemical sampling; and

•	major east-northeast trending regional structures.

Recommendations

CB Gold has initiated a regional exploration program.  The objective of this work is to discover gold mineralization similar to known shear zone–hosted gold deposits, such as the Angostura deposit held by Greystar and the La Bodega deposit held by Ventana.  The work generally consists of:

(a)	a program of geological mapping and prospecting;

(b)	geochemical soil sampling over selected areas from the results of geological mapping and prospecting;

(c)	ground geophysical (magnetometer and induced polarization) surveys over selected areas; and

(d)	drill testing of selected targets whenever the work conducted through the above points (a), (b) and (c) will deliver results sufficient to justify investment in drilling program.

The planned budget for the 2010 on the Norte de Santander Gold Project is approximately $1,150,000.  Amalco is expected to allocate such funds as follows:

Geochemical and Geological Activity	US$
Geological mapping and prospecting	50,000
Geochemical soil sampling: 250 samples @$20 per sample	5,000
Ground geophysical surveys	50,000
Travel and related	25,000
Diamond drilling: 5,000m @ $150/m (Target 2-3 Concession areas: 50 m x 100 m.)	750,000
Consultants, supervision and G & A	75,000
Subtotal, direct costs	955,000
Contingencies @ 10%	95,000
Colombia IVA tax @10%	95,000
Total	1,145,000

Vetas Gold Project

Unless otherwise stated, the information that follows relating to the Vetas Gold Project is derived from, and in some instances is an extract from, the Vetas Report, prepared by Hrayr Agnerian, geologist of Scott Wilson RPA.  Hrayr Agnerian is a “qualified person” and “independent” of CB Gold as such terms are defined in NI 43-101.

Property Description and Location

Property Status

The Vetas Gold Project is a combination of small producing mines and detailed exploration over adjacent areas.  The project is at an early stage of exploration even though there has been historic mining, and a number of small underground mines produce gold at the present time near the village of Vetas. Currently, at least eleven small underground mines are in production, but no systematic underground exploration and development, or surface exploration, has yet been carried out on the property.  This is because the mines are owned by individuals or partnerships of small companies located at the village of Vetas.

CB Gold is in the process of acquiring a 100% interest in 12 concessions that host quartz veins containing high grade gold and which are current producers.  The concessions are held by Colombian individuals or partnerships, and/or private companies registered in Colombia.  CB Gold is also in the process of acquiring the La Vereda concession from private vendors.  The latter is situated approximately five kilometres west of Vetas.  In total, the project lands cover a total area of approximately 915 hectares in northeastern Colombia (Table 3 and shown in Figure 4).

In September 2009, CB Gold commenced a systematic gold exploration program including investigation of gold showings, compilation of available mining and exploration data, lithogeochemical sampling of the stockwork area and geological mapping and lithogeochemical sampling of the La Vereda Concession area.  Since September 2009, CB Gold has collected 659 lithogeochemical samples from the stockwork and La Vereda area, including 30 control samples.

FIGURE 3     LOCATION MAP

Legend:
International Boundaries
Department Boundaries
National Capital
Department Capital
Major Cities
Railroad
Road
Caribbean Sea
Pacific Ocean
VETAS GOLD PROJECT
Colombia
Santander
Bogota
Bucaramanga
Medellin
Cucuta
Barrancabermeja
Puerto Berrio
Tunja
Yopal
Paz de Rio
Villavicencio
Manizales
Pereira
Armenia
Ibague
Tulua
Cali
Buenaventura
Quibdo
Popayan
Neiva
Pasto
Mocoa
Florencia
Tumaco
Riohacha
Santa Marta
Barranquilla
Cartagena
Valledupar
Sincelejo
Monteria
Covenas
Turbo
Panama
Venezuela
Caracas
Maracaibo
Ecuador
Quito
Peru
Brazil
Oranjestad
Willemstad
76°
72°
68°
80°
12°
8°
4°
0°
0 100 200 Kilometers
0 100 200 Miles
COLOMBIA
South America
CB Gold Inc.
Vetas Gold Project
Department of Santander, Colombia
Location Map
May 2010

Location

The Vetas Gold Project is located approximately 325 kilometres north-northeast of Bogotá, the capital of Colombia, and approximately 45 kilometres northeast of Bucaramanga, the capital of the Department of Santander (as shown in Figure 3).  The property lies within an area of high relief, ranging from 500 metres to 800 metres, and the elevations in the area range from 2,800 metres to 4,200 metres above mean sea level.

Purchase and Sale Agreements

From October 2009 to April 2010, CB Gold and the various private vendors entered into a number of exclusive option agreements whereby the vendors have granted CB Gold the right to earn a 100% interest in 12 mining concessions, subject to due diligence by CB Gold and completion of satisfactory purchase and sale agreements, which must be completed by various dates between January 31, 2010 and November 24, 2010.  The properties which are being acquired are listed in Table 3.

In addition to the above concessions, CB Gold is in negotiations with other property holders to acquire the Trompekro, La Elsy and Triada de Oro properties, which are adjacent to the underground mining operations.

Land Tenure

Scott Wilson RPA understands that there are no underlying royalties or encumbrances in any of the above properties, and that they are in good standing for periods ranging from 1 to 27 years renewable and transferable to concession contract for a duration of an additional 30 years.

TABLE 3 PROPERTY HOLDINGS

Property/Mine	ID/Licence No.	Registered Holder	Area (hectares)	Years in good standing
Potosi	GHI-092	Sociedad Minera Potosí Ltda.	77.2	19
San Bartolo	HCMJ-02/0032-68	Rafael Constantino Landazabal & Pedro Antonio Landazabal	7.84	N/A
Arias	9707690016101/ 0161-68	Jesús Oswaldo Arias Delgado	7.84	2
La Providencia	10395	Minera La Providencia Ltda.	45.3	N/A
Peter (Agua)	GDEJ-02/17215	Minera La Peter Ltda.	8.58	2
Los Delirios	FJVH-04/13604	Compañía Minera Los Delirios Ltda.	6.22	4
Real Minera	GENF-03/0050-68	Real Minera Ltda.	24.61	2
El Dorado	HDFF-05/135-68	Nicolas Arquímedes C., Mauren Garcia G., Alberto Rodríguez C., Ricardo Lizcano R., José Saturno G., Amanda Rodríguez de Rodríguez	9.99	3
San Antonio de Yolombo	FJSL-05/13477	Empresa Minera de San Antonio de Yolombo	80.18	1
Santa Isabel	GHNJ-02/0308-68	Minera La Peter Ltda.	9.22	2
Agua de Paramo	97-1262-00316-01	Jaime Lizcano R. and Luis Alfonso Contreras Arias	38.4	4
Minera de La Vereda Paramo Rico	GIKH-02/0356-68	Luis Edgar Rangel Lizcano and Humberto Rangel Lizcano	600.00	27
Total			915.38

Notes:

(1)	The Vetas stockwork zone is included in the Real Minera concession.

(2)	The property holder of San Bartolo is in the process of obtaining an exploitation licence.

FIGURE 4     PROPERTY MAP

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Vetas Gold Project area is by road.  Access from Bucaramanga to Paramo de Berlin, a small town along the road to the Venezuelan border, is by paved highway, a distance of 60 kilometres.  From Paramo de Berlin, access is by gravel road, a distance of approximately 36 kilometres (Figure 5).  The project area includes the village of Vetas, a mining town, and current exploration by CB Gold is being carried out from Vetas.  Supplies and heavy equipment are brought to the community by trucks.

The climate in northeastern Colombia is tropical to temperate, with little difference in seasonal temperature.  There are two wet seasons, one from March to April and the other from October to November.  The mean temperature throughout the year is 22°C and ranges from 10°C to 30°C, although at high elevations overnight temperatures may be below freezing.  The average annual precipitation ranges from 350 millimetres to 3,100 millimetres.  Exploration and mining in the Vetas area may be carried out throughout the year, as evidenced by current mining activities at the small underground mines.

In the mountain regions temperature is directly related to elevation.  Average temperature decrease is approximately 0.6°C per 100 metres.  Popular terminology recognizes distinct temperature zones (pisos térmicos), which are sometimes referred to as tierra caliente (up to 900 masl in elevation), tierra templada or tierra del café (900 masl to 2,000 masl), and tierra fria (2,000 masl to 3,000 masl).

FIGURE 5     ROAD MAP OF DEPARTMENTS OF BUCARAMANGA AREA

74°
73°
8°
7°
6°
REPÚBLICA DE COLOMBIA
INSTITUTO GEOGRÁFICO AGUSTÍN CODAZZI
DEPARTAMENTO DE SANTANDER
División Política Administrativa
LOCALIZACIÓN GENERAL
INFORMACIÓN DE REFERENCIA
CONVENCIONES
Capital de departamento
Cabecera municipal
Límite departamental no definido
Límite departamental
Límite municipal
Carretera pavimentada
Carretera sin pavimentar
Carreteable
Camino
Ferrocarril
Aeropuerto principal
Aeropuerto secundario
Río importante
Otras corrientes
Ciénagas, lagunas embalses, represas
N
CESAR
ANTIOQUIA
BOYACÁ
VETAS &
LA VEREDA
BUCARAMANGA
FLORIDABLANCA
PIEDECUESTA
GIRÓN
LEBRIJA
RIONEGRO
EL PLAYÓN
SURATÁ
CALIFORNIA
MATANZA
CHARTA
TONA
SABANA DE TORRES
PUERTO WILCHES
BARRANCABERMEJA
SAN VICENTE DE CHUCURÍ
BETULIA
ZAPATOCA
EL CARMEN
PUERTO PARRA
CIMITARRA
LANDÁZURI
SANTA HELENA DEL OPÓN
EL GUACAMAYO
LA PAZ
AGUADA
SANBENITO
CHIPATÁ
GÜEPSA
SUAITA
EL PEÑÓN
BOLÍVAR
VÉLEZ
SUCRE
LA BELLEZA
JESÚS MARÍA
FLORIÁN
ALBANIA
PUENTE NACIONAL
BARBOSA
GUAVATÁ
SANTA BÁRBARA
GUACA
SAN ANDRÉS
CERRITO
CONCEPCIÓN
MÁLAGA
MOLAGAVITA
SAN JOSÉ DE MIRANDA
ENCISO
CARCASÍ
SAN MIGUEL
CAPITANEJO
MACARAVITA
LOS SANTOS
JORDÁN
CEPITÁ
ARATOCA
VILLANUEVA
GALÁN
CABRERA
CURITÍ
SAN GIL
HATO
PALMAR
PINCHOTE
SOCORRO
MOGOTES
SIMACOTA
PALMAS DEL SOCORRO
VALLE DE SAN JOSÉ
PÁRAMO
CHIMA
CONFINES
OCAMONTE
GUAPOTÁ
SAN JOAQUÍN
ONZAGA
COROMORO
CONTRATACIÓN
CHARALÁ
GUADALUPE
OIBA
ENCINO
SUAITA
GÁMBITA
RÍO MAGDALENA
0 10 20 30 40 50
Kilometres
CB Gold Inc.
Vetas Gold Project
Department of Santander, Colombia
Road Map of Bucaramanga Area

May 2010 *Source: Republic of Colombia.*

Local infrastructure is available at Bucaramanga, the capital of the Department of Santander, and nearby towns. Bucaramanga is the sixth largest city in Colombia, and a major commercial and industrial centre for the region, with a population of over 1,200,000.  Infrastructure at these towns includes electrical power, cell phone network and road building equipment.  Water, both industrial and potable, is drawn from nearby streams.  Diamond drilling equipment is brought from Bogotá.

The land in the northeastern part of Colombia, and in particular the Vetas area, is used mainly for agriculture by local villagers.  The area is covered with extensive lateritic and saprolitic material, and outcrops are common only along streams or along road cuts.

Wildlife in the area includes various species of frogs, chiguiros (large rodents), snakes, birds (including white swan, parrots, hawk, field dove, and owl) foxes, puma, ocelot (wild cat), and various species of insects, including the culona ant.

The Vetas area has rugged topography, and outcrops are common, especially in the stockwork area adjacent to and east of Vetas.  In the La Vereda area, on the other hand, outcrops are not common and are observed only along road cuts or along small ridges of quartz veins.  Overburden cover ranges from one metre to 10 metres.

Near the village of Vetas, vegetation consists predominantly of fruit trees, such as banana, papaya and citrus.  In the La Vereda area, however, there is very little vegetation, other than small brushes.

History

Gold mining and production in Colombia dates back to the era of the Spanish Conquistadores in the sixteenth century.  Until the latter part of the twentieth century, gold production was predominantly from districts of the Western Cordillera, such as Zaragosa-Segovia-Remedios of the western part of the Antioquia Zone, Central Antioquia, Cauca-Romeral and others.  Some 80% of this production came from placer gold deposits, and from 1537 to 1820, 18% to 40% of total world gold production came from Colombia.  During the past few decades, production increased from vein deposits of the Vetas-California district in the Eastern Cordillera.  This led to increased exploration in the Santander Massif and to the discovery of the Angostura and La Bodega deposits.

Gold mining in the Vetas area dates back at least to the seventeenth century, when the local miners sent a shipment of gold to pay for the painting of Macarena in Cataluñia, Spain.  By the end of the nineteenth century, a British company started underground mining at the San Bartolo Mine.  A few years later, a French company, financed by the Rothschild Bank, carried out underground mining in the area and transported 26 bags of gold by mule teams.

During the 1940s, gold mining activity increased at the Gloria and La Tosca mines in the California area by using new mills.  This caused a relative decrease in mining activity in the Vetas area, especially since the village did not have any access to the main routes in the general area.  In the 1950s, the local miners, who originally came from the Basque region of Spain, constructed a 27 kilometres long gravel road from Vetas to Paramo de Berlin.

During the ensuing decade, the local miners also built the Vetas City Hall, parish house and health centre, all with their own money and with little help from the Colombian Government.  In addition, the local people have built a small football field, which they call “La Increible” (The Incredible) given the rugged topography around the village.

Gold mining in the Vetas area has been carried out by tracked underground methods.  In general, development is done by adits at various levels, drifting along narrow veins, mining from stopes and hauling the ore and waste by two-tonne cars along wooden and/or steel tracks.  Electric power is not used and haulage is done by hand.

There are no written records of recent mining activities at the various underground mines, although local miners report that a total of 1,000,000 to 2,000,000 ounces of gold have been produced from the various underground mines in the Vetas area.

Geological Setting

Regional Geology

The Vetas Gold Project area is situated within the Santander Massif, which is located along the Eastern Cordillera in northeastern Colombia.  This area hosts a number of epithermal gold occurrences, including the Angostura deposit of Greystar and the La Bodega/La Mascota deposits of Ventana.  The area is underlain by Precambrian gneisses, Paleozoic and Mesozoic sedimentary and granitic rocks and Tertiary and Quaternary fluvial deposits.

The dominant structural feature in the general area is a northeast trending fault (Vetas Fault), similar to the Cucutilla Fault which hosts the Angostura deposit and the La Bodega deposit.  The Vetas Fault may be a splay of the north-northwest trending Bucaramanga Fault, approximately 35 kilometres west of the property.  The Vetas Fault is situated approximately 5 kilometres west of the village of Vetas, and less than two kilometres east of the La Vereda Concession.  The exploration methodology applied during recent programs by Greystar and Ventana has been to evaluate northeast to east-northeast trending splays of the Bucaramanga Fault.  These secondary structures are interpreted to be favourable hosts for gold mineralization in the area.

The Vetas Gold Project area comprises three parts: the high grade zone, which includes mineralized quartz veins within Precambrian gneisses; the stockwork zone underlain by granodioritic rocks adjacent to the high grade veins; and the La Vereda Concession, which contains northeast and northwest trending veins in an area underlain by intrusive rocks and unconsolidated sediments.

Exploration work to date suggests that the gold mineralization in the Vetas area is epigenetic in origin, with characteristic alteration of silica-sericite-pyrite, such as at La Bodega and Angostura deposits in the Santander Massif in northeastern Colombia.

Local Geology

The area of the Vetas Gold Project is underlain by rocks of the Bucaramanga Complex, which comprises high grade metamorphic rocks.  The Stockwork Zone and La Vereda Concession are also underlain by intrusive rocks of granodioritic, quartz diorite and dioritic composition and are interpreted to be related to the gold mineralization in the area.  The lithologic units present in the Vetas area are described as follows:

•
Precambrian rocks:  These include the Bucaramanga Complex which comprises high grade metamorphic rocks, such as quartzofeldspathic gneisses, amphibolitic gneisses, migmatites and granulite facies rocks of sedimentary origin;

•	Jurassic Intrusive rocks:

	o	Rio Negro granodiorite and La Vereda quartz diorite;

	o	Santa Barbara stock: pink, coarse-grained quartz monzonite, commonly present at the gold deposits at the California area;

•	cretaceous sedimentary rocks, including Los Santos, Cumbre, Rosa Blanca, Paja, Tablazo and Simití Formations; and

•	quaternary sediments.

Property Geology

The property geology consists of an oval-shaped stockwork area east of the high grade vein area. In decreasing order of abundance, the veins trend northeast northwest and north.

Tectonic Setting

The dominant structural feature in the area is a north-northeast trending fault, which is oriented similar to the Cucutilla Fault at California.  This fault separates the La Vereda area in the west from the high grade veins in the east.  The exploration methodology applied during recent programs by Greystar and Ventana has been to evaluate northeast to east-northeast trending splays of the Bucaramanga Fault.  These secondary structures are interpreted to be favourable hosts for gold mineralization in the area.

The mineralized veins at Vetas are associated mainly with two sets of structures, northeast and northwest.  A number of northeast, east and northwest trending structures, associated with the mineralized quartz veins, are also present at La Vereda.  These structures are being investigated.

Deposit Types

Gold mineralization within the Vetas Gold Project is hosted by shear zones exhibiting intense silicification associated with sulphide alteration, i.e., similar to the Angostura Property and the La Bodega Property.  These deposits are commonly moderately dipping to subvertical in shape, and occur within granitic rocks or in contact zones between intrusive rocks and sedimentary or volcanic rocks.

Historic and current mining suggests that the gold mineralization in the area is epigenetic in origin. Recent mapping data by CB Gold also suggest that areas of silicasericite- pyrite alteration within the Precambrian gneisses, and younger granitic rocks at Vetas, have characteristics similar to the alteration assemblages present at La Bodega and Angostura deposits of the Santander Massif in northeastern Colombia.  Based on published data, gold mineralization at La Bodega and Angostura is reported to be of high sulphidation type.  Field observations by Scott Wilson RPA also suggest that much of the gold mineralization at Vetas is high sulphidation type.  The mineralization at La Vereda, on the other hand, is low sulphidation type, which is amenable to higher recoveries of the gold by heap leaching methods.

Mineralization

Gold mineralization in the Vetas-California district occurs mainly within northeast trending zones, and is associated with quartz, pyrite, chalcopyrite, arsenopyrite, galena, sphalerite, tetrahedrite and silver.  In some deposits, uraninite is also present.  The gold deposits which are developed to date are San Celestino, El Cuatro, La Mascota, Asturias, El Diamante, Trompeteros, La Colombo, El Volcán, La Araña and La Tosca.

There are two distinct types of mineralized zones identified within the Vetas Gold Project, high grade vein type and stockwork type.  This is based on published reports, interpretation of recent exploration data by CB Gold and results of the recent site visit.

Vetas Area

High Grade Veins

High grade vein gold mineralization occurs in silicified zones with white and dark chalcedonic quartz veins 30 centimetres to 2.5 metres thick, associated with sulphides and iron oxides (jarosite and goethite).  The quartz veins are situated within a wide alteration zone (approximately 1,000 metres by 700 metres), which is associated with intense iron oxide/hydroxide alteration on the surface, and are being mined by artisanal miners at the present time.  The main sulphide constituent in the veins is pyrite (5% to 15%), which occurs as stringers or fine-grained disseminations or aggregates, oriented along the foliation of the host rocks.  In places, a purplish mineral is also present along fractures, with pyrite.  The matrix material of the veins comprises quartz and feldspar of almost equal proportions. Occasionally, fine- to medium-grained visible gold is associated with pyrite.  Commonly, pyrite rich stringers - “veinlets” - give a banded appearance to the rock.  In general, the quartz veins are conformable to the foliation of the host biotite gneisses, but with varying dips.

Preliminary interpretation of field data by CB Gold indicates mineral zoning at Vetas; an increase of sulphide mineral contents, such as galena, sphalerite and marmatite (iron-rich sphalerite) as well as copper sulphates, and carbonates occur at the lower level of the underground mines at Real Minera, San Bartolo and San Antonio.  Preliminary interpretation of the area by Scott Wilson RPA also indicates that the adits of the mines are situated close to a Z-structure, whereby the stem of the “Z” is marked by a north flowing stream, and the top and bottom part of the “Z” are marked by northwest flowing portions of the same stream.  It is likely that the latter are expressions of northwest trending structures, as evidenced by similarly oriented veins at underground openings.

The coordinates of the various adits are shown in Table 4.  A brief description of the mineralized structures at the various underground mines, as observed during the recent site visit by Scott Wilson RPA, is provided below.

TABLE 4 COORDINATES OF ADITS TO UNDERGROUND MINES
Mine	UTM Coordinates		Elevation (masl)	Adit Orientation (Azimuth)
San Bartolo (lower portal)	1 133 327 E	1 300 500 N	3,275	0
San Bartolo (upper portal)	1 133 370 E	1 300 525 N	3,285	0
Real Minera (lower portal)	1 133 261 E	1 300 599 N	3,282	050°
Real Minera (upper portal)	1 133 301 E	1 300 596 N	3,296	050°
Peter (Agua)	1 133 020 E	1 300 656 N	3,180	042°
Santa Isabel	1 133 070 E	1 300 614 N	3,190	070°
La Molina	1 132 934 E	1 300 648 N	3,119	105°
El Dorado	1 132 941 E	1 300 440 N	3,118	028°
Trompetero	1 132 668 E	1 300 853 N	3,074	240°
Potosi	1 132 814 E	1 301 354 N	3,046	110°

San Bartolo Mine

At the portal of the adit, the biotite gneisses trend north and are subvertical.  The orientation of the veins and structures within the mine tunnel are as follows:

•	Shear zone/vein (approximately 10 metres wide): 110°/45° north.

•	Fracture: 280°/20° north.

•	Shear zone in banded quartzofeldspathic rock with green clay: 310°/70° southwest.

In general, shear zones contain fine-grained disseminated pyrite and clay with tiny (≤ 2 millimetres) subvertical to steeply west dipping quartz veinlets.  The orientation of the tunnel is due north.

Real Minera Mine

At the portal of the adit there is a quartz vein with abundant fine-grained disseminated pyrite in biotite gneiss.  The orientation of the tunnel is due azimuth 050°.

La Peter (Agua) Mine

At the portal of the adit, the biotite gneisses trend north-northeast and are subvertical.  The orientations of the veins and structures within the mine tunnel are as follows:

•	Quartz vein (approximately 1 metres wide): 022°/35° northwest.

•	Quartz vein (approximately 80 centimetres wide): 022°/45° northwest.

In general, quartz veins contain fine-grained disseminated pyrite.  The orientation of the tunnel is due azimuth 042°.

Santa Isabel Mine

The orientations of the veins and structures within the mine tunnel are as follows:

•	Quartz vein with abundant iron oxides (approximately 1 m wide): 090°/51° north.

•	Quartz vein (approximately 80 centimetres wide): 0°/subvertical.

In general, quartz veins contain fine-grained disseminated pyrite within biotite gneiss.  The orientation of the tunnel is due azimuth 070°.

La Molina Mine

The orientations of the veins and structures within the mine tunnel are as follows:

•	Quartz vein with abundant iron oxides (approximately 80 centimetres wide): 310°/20° northeast.

•	Brecciated quartz vein (approximately 1 metre wide): 0°/45° west.

In general, quartz veins contain fine-grained disseminated pyrite within biotite gneiss.  The orientation of the tunnel is due azimuth 105°.

El Dorado Mine

The orientations of the veins and structures within the mine tunnel are as follows:

•	Brecciated quartz vein with pyrite stringers and iron oxides (approximately 1.3 metres wide): 075°/40° northwest.

•	Brecciated quartz vein (approximately 1.2 metres wide): 035°/40° northwest.

In general, quartz veins contain fine-grained disseminated pyrite within biotite gneiss.  The orientation of the tunnel is due azimuth 028°.

Trompetero Mine

The orientation of the brecciated quartz vein structure within the mine tunnel is 290°/45° north.  In general, the quartz vein contains fine-grained disseminated pyrite within biotite gneiss.  The orientation of the tunnel is due azimuth 240°.

Potosi Mine

The orientation of the brecciated shear zone/quartz vein structure within the mine tunnel is 286°/62° northwest.  In general, the quartz vein contains fine-grained disseminated pyrite within biotite gneiss.  The orientation of the tunnel is due azimuth 110°.

Scott Wilson RPA is of the opinion that these mineralized quartz veins with high grade gold values warrant follow-up work.

Stockwork Zone

The Stockwork Zone covers the Real Minera mineral concession adjacent to and immediately south of the high grade veins, an area approximately 600 metres long and 200 metres wide.  It covers the contact zone between the biotite gneisses, which hosts the high grade veins, and the granodiorite intrusive with numerous occurrences of quartz stockwork.  Stockwork type mineralization is locally called La Cueva del Chulo (cute’s hole) and dates back to the time of the Spanish Conquistadores.  In general, the stockwork consists of a system of multidirectional veinlets composed of white and grey quartz, some of which contain abundant iron oxides (after pyrite), and with variable widths ranging from one to five centimetres.  Argillic alteration (illite, smectite, clay minerals, and pyrite) is commonly associated with the quartz stockwork occurrences.

La Vereda

The La Vereda Concession is located approximately five kilometres west of the Vetas Concessions.  It is underlain by greenish grey, medium-grained intrusive rocks of tonalitic composition, with local varieties of granodiorite, quartz diorite and diorite.

There are three sets of quartz veins and associated structures present on the property.  These are northeast, northwest and north trending structures.

Gold mineralization at La Vereda is of three types: vein type, glacial moraine type and alluvial deposit type.

•
Vein Type:  This is the dominant type of mineralization, which is associated with low sulphidation epithermal veins, and is different from the high sulphidation veins at Vetas, Angostura and La Bodega. Based on field observations, the veins show banding, which indicates multiple phases of quartz injections, as white and dull milky quartz, crystal quartz, chalcedonic quartz and dark quartz with pyrite.  In general, iron oxides in the form of limonite, jarosite and goethite are present in the quartz veins, as coating cavities and fractures.  Hydrothermal alteration halos are observed near and around the quartz veins.  This is evidenced by the presence of argillic alteration and the more distal propylitic alteration (chlorite, epidote and pyrite) assemblages.

•
Glacial Moraine Type:  In the northeastern part of the property, a circular area of approximately 12 hectares is covered with glacial moraine with at least 20 small pits varying in depth from one metre to four metres.  It is reported that these pits represent historic workings dating back to the Spanish Conquistadores.  The average grade of the gold in these pits is not known at the present time.

•
Alluvial Deposit Type:  There are some small scale operations recovering gold from alluvial deposits situated in the northwestern part of the property.  The average grades of these deposits, however, are not known at the present time.

Exploration

There are no records of historical exploration work on the Vetas area or the La Vereda Concession. Recently, CB Gold has carried out a compilation of technical data stored at Ingeominas in Bogotá, in preparation for its 2009-2010 exploration program.

In September 2009, CB Gold commenced a systematic gold exploration program including investigation of gold showings, compilation of available mining and exploration data, lithogeochemical sampling of the stockwork area and geological mapping and lithogeochemical sampling of the La Vereda Concession area. Since September 2009, CB Gold has collected 659 lithogeochemical samples from the stockwork and La Vereda area, including 30 control samples.  They comprise:

•	399 samples from the Vetas area (underground and surface); and

•	260 samples from the La Vereda Concession.

Samples are sent to ALS Chemex, in Bogotá, for sample preparation, and then the pulps are sent to ALS Chemex in Lima, Peru, for gold assays by the fire assay method and 30-element ICP determinations, including silver, copper, zinc and lead.  Results are presented in Table 5.  As control samples, CB Gold used blanks and three standards with known concentrations of 0.615 g/t gold (low grade standard), 2.366 g/t gold (medium grade standard) and 14.92 g/t gold (high grade standard).  Results of the control samples are discussed under the subheading “Data Verification” below.

TABLE 5 LITHOGEOCHEMICAL SAMPLING RESULTS
Area	No. of Samples	Assay Values (g/t gold)
		Minimum	Maximum	Average	Standard Deviation
Vetas Underground	164	0.005	75.20	2.58	7.33
Vetas Surface	133	0.005	14.60	0.81	3.40
Stockwork Area	102	0.005	26.30	0.29	1.76
La Vereda	260	0.005	3.98	0.11	0.47
Total	659	0.005	75.20

High Grade Veins

CB Gold collected 164 samples from underground openings and surface exposures of high grade veins, with typical hydrothermal alteration including sericitization, clay alteration and pyrite.  Results indicate that:

•	The average width of the vein material is 80 centimetres, within a range from 30 centimetres to 2.5 metres.

•	The average grade of the mineralized veins is 2.58 g/t gold and 27.48 g/t silver, within a range from 0.10 g/t gold and 0.2 g/t silver to 75.2 g/t gold and 336 g/t silver.

Stockwork Zone

Results from 34 lithogeochemical samples from the Stockwork hill area indicate that all but four samples contain low grade gold.  Three samples located at the top of the hill in the northeastern part of the area contain anomalous gold values ranging from 0.93 g/t gold to 5.87 g/t gold.  These results indicate that:

•	Many of the samples are collected along the flank of a hill in the southwestern part of the area.

•	Topographic contour lines suggest an east-northeast trending lineament across the central part of the sampled area.

•	An anomalous sample with a gold value of 0.58 g/t gold is situated close to the postulated east-northeast trending fault.

La Vereda

Results from 260 lithogeochemical samples from the La Vereda area indicate that the majority of the samples contain low grade gold.  These results indicate that:

•
Many of the samples are collected along the flank of a hill in the northwestern part of the area, an area where northeast trending quartz veins may extend from the northeast into southwest, i.e., into the La Vereda Concession.

•	Topographic contour lines suggest a set of west-northwest trending lineaments across the southwestern part of the concession.

•	A number of quartz veins occur in the eastern part of the concession, but are not yet sampled.

Scott Wilson RPA notes that the La Vereda Concession is underlain by the same intrusive complex as the Angostura and La Bodega deposits of the California zone, approximately ten kilometres to the north.

Drilling

There has been no drilling carried out on the Vetas properties, or in the La Vereda area.

Sampling Method and Approach

The methodology of lithogeochemical sampling during the 2009 preliminary program by CB Gold consisted of rock chip sampling along outcrops.  The sample locations are based on the locations of east-northeast, northeast, northwest and north trending structures and quartz veins, as noted in previous sections.

Geological mapping and rock sampling were carried out by two CB Gold exploration geologists. Chip, grab and channel sampling was conducted at underground openings and along outcrops.  In general, surface lithogeochemical sampling was not based on a grid, rather the objective was to evaluate interpreted structures.  As noted above, rock sampling procedures were as follows:

•	Grab samples, weighing 2 kilograms to 3 kilograms, were collected with a separate representative sample stored at the Vetas temporary office (field office) for reference.

•	Channel samples were collected across or along strike. Sample lengths were one metre to 3 metres, and weighed 3 kilograms to 4 kilograms, on average.

•
Preliminary description of the grab and channel samples was carried out at the site, and a later, more complete description, was done at the field office.  Sample descriptions included lithologic description, coordinates and mineralization features, which were entered into Excel spreadsheets.

•	Sample tickets were placed inside each sample bag, with the corresponding number written on the outside of the bag.

•	The channel sample sites were cleaned prior to the sample being collected and marked by red paint showing the sample number. A metric tape and compass were used to facilitate this work.

•	Samples were placed into a pre-numbered plastic sample bag and sent to ALS Chemex in Bogotá.

Detailed surface lithogeochemical sampling based on a grid and underground sampling is underway.

Sampling Preparation, Analysis and Approach

Sampling of outcrops and underground openings is done at selected locations.  Samples are sent to ALS Chemex in Bogotá for sample preparation, and then the pulps are sent to ALS Chemex in Lima, Peru, for gold assays by the fire assay method and 30-element ICP determinations, including silver, copper, zinc and lead.  Analytical results from the three areas are summarized in Table 5.

Scott Wilson RPA notes that ALS Chemex is a reputable commercial laboratory, and is of the opinion that the sample preparation and analytical procedures at the ALS Chemex sample preparation laboratory at Bogotá are in keeping with industry practice.

Data Verification

Data Verification by CB Gold

During the recent preliminary exploration program, data verification and quality control was done by CB Gold contract personnel.  The quality and reliability of the data obtained from the lithogeochemical sampling program was reviewed and verified by Mr. Alberto Rios Carranza, Ph.D., Chief Geologist of CB Gold. Scott Wilson RPA understands that Mr. Carranza is not a Qualified Person under the definition of NI 43-101.  As control samples, CB Gold used blanks and three standards with known concentrations of 0.615 g/t gold (low grade standard), 2.366 g/t gold (medium grade standard) and 14.92 g/t gold (high grade standard) from Rocklabs, a certified laboratory, in

Auckland, New Zealand.  Results from the current program are shown in Table 6.  QA/QC procedures used by CB Gold for its lithogeochemical sampling program have been reviewed by Scott Wilson RPA, and they are in keeping with industry standards.

TABLE 6 CHECK ASSAYS ON STANDARDS
Standard	Expected value (g/t gold)	Results (g/t gold)
		1	2	3	4
E74	0.615	0.615
J64	2.366	2.19	2.41
P61	14.92	14.85	14.75	15.20
Blank	Nil	<0.005	<0.005	<0.005	<0.005

Results in Table 6 indicate that determinations on the three standards are similar to the expected values. Nevertheless, Scott Wilson RPA recommends additional check assays on these standards.

Independent Sampling by Scott Wilson RPA

During the site visit from December 2 to 4, 2009, Scott Wilson RPA reviewed the recent CB Gold sampling results.  As a check of the gold mineralization on the property, Scott Wilson RPA collected a total of 20 samples from the various high grade veins at the various underground mines, the stockwork area and the La Vereda Concession, and sent them to ALS Chemex for gold assays by the Screen Metallics fire assay method and 30-element ICP determinations, including silver, copper, zinc, i.e., the same method as used for the CB Gold samples.  The purpose of this work was to assess the potential for high grade gold on the property, as well as previously undetected areas of hydrothermal alteration and shear zones, such as areas in between high grade veins, and contact zones between granitic rocks and sedimentary rocks.  Table 7 lists the samples collected by Scott Wilson RPA and their gold and silver values.

Results in Table 7 indicate that high grade gold and silver values, in the order of 5.14 g/t gold and 340.0 g/t silver, occur in samples collected from underground workings, and values ranging from 0.19 g/t gold to 0.72 g/t gold and 0.3 g/t silver to 1.5 g/t silver are present within the three surface samples collected at the Stockwork hill and the La Vereda Concession.

Results of Scott Wilson RPA’s independent sampling also indicate that the gold and silver values are correlated by a factor of approximately 1:10 (gold:silver).

Each rock sample is bagged in plastic sample bags and periodically shipped from Vetas town to Bucaramanga using contracted trucks.  From Bucaramanga, the samples are sent by road via TCC (Transportadora Comercial Colombia) to ALS Chemex in Bogota, Colombia for preparation.  The samples are dried, crushed, split and pulverized to 85% (< 75 um), with the subsequent shipping of sample pulps by ALS Chemex to their Lima, Peru lab for geochemical analysis.  All the analyses used standard 30 g fire assay with AA finish for gold and ICP multiple geochemical elements.  Grayimetric analyses are completed for over-limit assays on gold and all silver assays are 30 g fire assay with an aqua regia finish.

Blanks and certified control standards are inserted into the sample on a mostly random basin resulting in a QC sample frequency of about three control standards and one blank in every 100 samples.

Within 20 days after the completion of the analysis, ALS Chemex in Peru delivers the preliminary and final results in Excel and Pdf version to the ALS Chemex in Bogota, Colombia, which results are then reported to Leyhat Sucursal management by e-mail and certificates.

TABLE 7  LIST OF INDEPENDENT SAMPLES

Sample No.	Location /Mine	g/t Au	g/t Ag	Lithology
138271	San Bartolo	0.28	1.5	1 m wide steeply west dipping shear zone with pyrite
138272	San Bartolo	0.84	32.4	2 m wide shear zone with 50 cm quartz vein
138273	Real Minera	0.49	4.9	1 m wide quartz vein with disseminated pyrite
138274	Minera	1.55	2.2	1 m wide face sample of quartz vein with fine-grained pyrite
138275	Minera	0.025	0.1	Muck sample of recent stoping of back
138276	Peter (Agua)	0.96	10.5	80 cm wide quartz vein with pyrite stringers
138277	Peter (Agua)	0.26	0.8	Face sample of 2 m wide vein
138278	Peter (Agua)	1.64	340.0	1 m wide quartz vein with 10 cm pyritic and
138279	Santa Isabel	0.87	9.2	Face sample of 1 m wide quartz vein
138280	La Molina	5.14	306.0	80 cm wide brecciated quartz vein with pyrite
138281	La Molina	0.71	5.0	Brecciated quartz vein with py-stringers and clay
138282	ElDorado	0.79	15.9	1.3 m thick quartz vein with py-stringers and clay
138283	ElDorado	2.22	35.0	80 cm wide along drift in quartz vein with pyrite stringers and clay
138284	Stockwork hill	0.19	0.3	Panel sample of 2 m diameter area in quartz-stockwork
138285	Stockwork hill	0.72	1.5	Channel sample 2 m long in quartz-stockwork
138286	Trompetero	0.63	5.5	80 cm wide brecciated quartz vein with pyrite stringers and veinlets
138287	Trompetero	0.025	0.1	80 cm wide wallrock to sample 138286
138288	Potosi	2.93	16.9	65 cm wide shear zone/quartz vein
138289	Potosi	0.06	2.7	1.5 m wide wallrock to sample 138288
138290	La Vereda	0.41	0.5	60 cm wide silicified zone with ioron oxiides

Notes:

(1)	All except three samples are from underground workings.
(2)	Sample 138284 is at the same location as CB Gold sample 50720 with 1.53 g/t Au from the Stockwork area.
(3)	Sample 138285 is at the same location as CB Gold sample 50603 with 0.53 g/t Au and 1.4 g/t Ag.
(4)	Sample 138290 is at the same location as CB Gold sample with 2 g/t Au.
(5)	Values of 0.025 g/t Au and 0.1 g/t Ag are half the values for detection limits.

Mineral Processing and Metallurgical Testing

There are no records of past metallurgical work on mineralized material from the Vetas Gold Project area.  Scott Wilson RPA also notes that there are no records of metallurgical testwork from the current underground mining operations in the area.

Mineral Resources and Mineral Reserves

There are no mineral resources or mineral reserves on the Vetas Gold Project at this time.

Interpretation

The Vetas Gold Project is at an early stage of exploration despite historic and current gold mining activities.  At least ten underground mines are active in producing gold from mineralized quartz veins hosted by biotite gneisses, near the contact with granitic rocks.  The areas between the high grade veins, however, exhibit hydrothermal alteration, but have not yet been explored.  These areas warrant detailed geochemical and geophysical exploration and drill testing to assess the potential for large scale mineable gold deposit in the area.

Recent work by CB Gold indicates that a large area adjacent to the high grade veins is underlain by granitic rocks with stockwork of quartz veins and veinlets containing gold, with values ranging from 0.05 g/t gold to 5.87 g/t gold in panel samples of up to two metres in diameter.  Recent work by Greystar and Ventana also indicate bulk mineable gold deposits are associated with east-northeast trending splay faults from the regional northnorthwest trending Bucaramanga Fault.  Field data on the high grade gold veins also suggest that the Vetas Gold Project hosts targets that are similar to the Angostura and La Bodega/La Mascota deposits.

Recommendations

The planned work would consist of:

(a)	a program of detailed surface and underground mapping and sampling of high grade gold bearing veins at Vetas;

(b)	continuing the program of detailed geological mapping and prospecting at the stockwork and La Vereda areas;

(c)	geochemical soil sampling over the entire stockwork area near the village of Vetas and La Vereda Concession;

(d)	ground geophysical (Magnetometer and Induced Polarization) surveys over the stockwork area and over the corridor of quartz veins within the La Vereda Concession; and

(e)
drill testing to be carried out in two phases.  Phase One includes drilling the high grade veins and Phase Two includes drill testing of selected targets in the stockwork area and La Vereda Concession area.

The total budget for the Phase One program from January to June 2010 is approximately US$2,200,000 which will be allocated as follows:

Geochemical and Geological Activity	US$
Underground mapping and sampling	50,000
Geological mapping stockwork area	25,000
Geochemical soil sampling: 500 samples @$20 per sample	10,000
Ground geophysical surveys	50,000
Travel and related	25,000
Diamond drilling: 10,000 m@$150/m	1,500,000
Consultants, supervision and G & A	150,000
Subtotal, direct costs	1,810,000
Contingencies @ 10%	180,000
Colombia IVA tax @10%	180,000
Total	2,170,000

Phase Two includes approximately 2,000 metres of diamond drilling at the stockwork area near Vetas, and 3,000 metres of diamond drilling at La Verada, subject to positive results from geochemical sampling and geophysical surveys planned on those areas.  The budget for Phase Two is in the order of US$1,000,000.

Selected Financial Information

The following table sets forth financial information for CB Gold for the period from incorporation on May 11, 2009 to December 31, 2009 and for the three months ended March 31, 2010.  The annual financial information is derived from the financial statements of CB Gold which have been audited by BDO Canada LLP, Chartered Accountants, for the period from incorporation on May 11, 2009 to December 31, 2009.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, CB Gold’s financial statements and notes thereto included in Appendix “E” to this Circular:

	Period from incorporation on May 11, 2009 to December 31, 2009 (Audited)	Three months ended March 31, 2010 (Unaudited)
Total Revenue	$Nil	$Nil
Loss from Continuing Operations	$1,170,958	$884,704
Total Assets	$2,929,828	$6,767,829
Total Long Term Financial Liabilities	$Nil	$Nil
Cash Dividends Declared	$Nil	$Nil

Management’s Discussion and Analysis

Management’s discussion and analysis for the period ended December 31, 2009 and for the quarter ended March 31, 2010 is set out in Appendix “F” to this Circular.

Description of the Securities

Voting Securities and Principal Holders Thereof

CB Gold is authorized to issue a limited number of CB Gold Shares without par value as follows: 52,000,000 Class A Common voting shares and 48,000,000 Class B Common voting shares.  The attributes of the Class A Common shares and Class B Common shares of CB Gold are identical.  Each CB Gold Share carries the right for the Holder thereof to receive notice of, attend and vote at any general meeting of CB Gold.  Each CB Gold Share carries one vote.  Holders of CB Gold Shares are entitled to such dividends as may be declared by the CB Gold Board from time to time and are entitled to participate in the liquidation, dissolution or winding-up of CB Gold or other distribution of its assets pro rata based on the number of CB Gold Shares held by such Holders.

As at the date hereof, an aggregate of 69,710,136 CB Gold Shares are issued and outstanding as fully paid and non-assessable.  The CB Gold Shareholders are entitled to dividends, if, as, and when declared by the CB Gold Board, to one vote per share at meetings of the CB Gold Shareholders and, upon liquidation, to share equally in such assets of CB Gold as are distributable to CB Gold Shareholders.

Pursuant to the PSA, option agreements and other property acquisition agreements, CB Gold may issue an aggregate of up to an additional 6,000,000 CB Gold Shares in connection with the acquisition of properties at the Norte de Santander Gold Project or the Vetas Gold Project.  After the Effective Date, Amalco may issue Amalco Shares in connection with the acquisition of such properties.  See “Part IV:  Information Concerning Amalco – Description of the Securities – Amalco Shares”.

To the knowledge of the directors and senior officers of CB Gold, as at the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the issued and outstanding CB Gold Shares, other than Fabio Capponi who owns 16,602,700 CB Gold Shares, representing 23.8% of the issued and outstanding CB Gold Shares, and Giles Baynham who owns 16,602,500 CB Gold Shares, representing 23.8% of the issued and outstanding CB Gold Shares.

Dividends

CB Gold has not paid any dividends since its incorporation.  CB Gold intends to retain its earnings, if any, to finance the future growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future.  Payment of dividends in the future is dependent upon the earnings and financial condition of CB Gold and other factors which the CB Gold Board may deem appropriate at the time.

Consolidated Capitalization

The following table sets forth the capitalization of CB Gold as at the dates indicated:

Capital	Authorized	Outstanding as at March 31, 2010	Outstanding as at June 25, 2010
CB Gold Shares(1)	100,000,000	66,356,933	69,710,136

Note:

(1)	See “Part III: Information Concerning CB Gold – CB Gold Stock Option Plan” for information on options to purchase CB Gold Shares.

Based on the balance sheet of CB Gold as at March 31, 2010 attached to this Circular in Appendix “E”, CB Gold does not have any deficit.

CB Gold Stock Option Plan

On February 4, 2010, the CB Gold Board approved the adoption of a stock option plan (the “CB Gold Stock Option Plan”).

Key provisions of the CB Gold Stock Option Plan include:

1.
the maximum number of CB Gold Shares issuable pursuant to options granted under the CB Gold Stock Option Plan will be a number equal to 10% of the issued and outstanding CB Gold Shares on a non-diluted basis at any time;

2.
a restriction that, without disinterested shareholder approval, no more than 10% of the total number of issued and outstanding CB Gold Shares may be issuable to insiders of CB Gold pursuant to options granted to insiders under the CB Gold Stock Option Plan, together with all of CB Gold’s other previously established and outstanding or proposed share compensation arrangements;

3.
a restriction that, without disinterested shareholder approval, no more than 10% of the total number of issued and outstanding CB Gold Shares may be issued to insiders of CB Gold within a one year period pursuant to options granted to insiders under the CB Gold Stock Option Plan, together with all of CB Gold’s other previously established and outstanding or proposed share compensation arrangements;

4.
the option price per CB Gold Share is to be determined by the CB Gold Board provided that if CB Gold Shares become listed and posted for trading on the TSXV, such exercise price is not less than the discounted market price on the date of grant of such options or such other minimum price as may be required by the TSXV;

5.	the vesting period of all options shall be determined by the CB Gold Board;

6.	options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the CB Gold Board and the options are non-transferable;

7.
options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the optionee ceases active employment or engagement with CB Gold; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

8.	options held by an individual who ceases to be employed by CB Gold for cause will terminate immediately; and

9.
options which expire unexercised or are otherwise cancelled will be returned to the CB Gold Stock Option Plan and may be made available for future option grant pursuant to the provisions of the CB Gold Stock Option Plan.

The CB Gold Board may, from time to time, subject to applicable law and the prior approval, if required, of the TSXV or any other applicable regulatory body, suspend, terminate, discontinue or amend the CB Gold Stock Option Plan.

Outstanding CB Gold Options

As at the date hereof, there are CB Gold Options to purchase 3,545,000 CB Gold Shares outstanding as follows:

Option Holders of CB Gold	Number of CB Gold Shares	Exercise Price ($)	Expiry Date	Aggregate Market Value as at March 31, 2010 of CB Gold Shares Underlying CB Gold Options (1) ($)
Consultants of CB Gold (2)	1,000,000	0.50	April 19, 2011	Nil
Contractors of CB Gold (4)	195,000	0.50	April 19, 2015	Nil
Fabio Capponi	250,000	0.50	April 19, 2015	Nil
Giles Baynham	250,000	0.50	April 19, 2015	Nil
Peter Barnes	500,000	0.50	April 19, 2015	Nil
Juan Manual Pelaez	500,000	0.50	April 19, 2015	Nil
Susan Rubin	250,000	0.50	April 19, 2015	Nil
Dawn Wattie	250,000	0.50	April 19, 2015	Nil
Ana Milena Vasquez	250,000	0.50	April 19, 2015	Nil
Dr. Alberto Rios Carranza	100,000	0.50	April 19, 2015	Nil
Note:

(1)
All CB Gold Options were granted following a private placement of CB Gold Shares, at an exercise price equal to the purchase price of such CB Gold Shares under the private placement.  See “Description of the Business – Narrative Description of the Business – Financing” above.  There is no public market for the CB Gold Shares as of April 30, 2010.

Pursuant to the Amalgamation, Holders of CB Gold Options will receive one Amalco Option for every one CB Gold Option held on the same respective terms as the CB Gold Options held.

Prior Sales

During the 12 months preceding the date of this Circular, CB Gold has sold the following CB Gold Shares:

Date	Number of CB Gold Shares	Issue Price per CB Gold Share	Aggregate Issue Price	Nature of Consideration Received
June and July 2009	11,100,000	$0.05	$555,000	Cash
September and October 2009	10,111,732	$0.30	$3,033.520	Cash
February, March and April 2010	9,524,446	$0.50	$4,762,223	Cash
Total	30,736,178		$8,350,743

Price Range and Trading Volumes

None of the securities of CB Gold are, or have been, posted for trading on any stock exchange.

Directors, Officers and Promoters of CB Gold

For disclosure on the name, municipality of residence and current office with CB Gold of its directors, officers and promoter(s), together with their principal occupations over the past five years, see “Part IV:  Information Concerning the Resulting Issuer (Amalco) - Directors, Officers and Promoters of Amalco”.

STATEMENT OF EXECUTIVE COMPENSATION

National Instrument 51-102 – Continuous Disclosure Obligations sets forth executive compensation disclosure requirements. Applicable securities laws require CB Gold to provide disclosure in the Information Circular in compliance with Form 51-102F6.

Named Executive Officers

For the period ending December 31, 2009, CB Gold had the following four Named Executive Officers: Fabio Capponi (President and Chief Executive Officer), Giles Baynham (Vice President, Corporate Development and Acting Chief Financial Officer), Ana Milena Vasquez (Vice President, Operations - Colombia), and Dr. Alberto Rios Carranza (Chief Geologist - Colombia).

Compensation Discussion and Analysis

For the period ended December 31, 2009, the CB Gold Board was responsible for ensuring an appropriate plan for executive compensation was in place and for making recommendations to the Board with respect to the compensation of CB Gold executive officers.  The CB Gold Board ensures that total compensation paid to all Named Executive Officers is fair and reasonable and is consistent with CB Gold’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  CB Gold’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the CB Gold Share price over the long term is an important indicator of long term performance.

CB Gold’s compensation philosophy is based on the following fundamental principles:

•	Compensation programs align with shareholder interests – CB Gold aligns the goals of executives with maximizing long term shareholder value;

•	Performance sensitive – compensation for executive officers should be linked to operating performance of CB Gold and fluctuate with that performance; and

•
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of CB Gold’s business strategy;

•	to evaluate executive performance on the basis of key measurements of exploration management and business plan implementation that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements based on achieving and exceeding predetermined objectives.

Competitive Compensation

Aggregate compensation for each Named Executive Officer is designed to be competitive.  The CB Gold Board reviews compensation practices of similarly situated companies in determining appropriate compensation.  Although the CB Gold Board reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the Named Executive Officer’s role within CB Gold, it is primarily focused on remaining competitive in the market with respect to total compensation.

The CB Gold Board reviews data related to compensation levels and programs of various companies that are similar in size to CB Gold and operate within the mining exploration and development industry, prior to making its decisions.  Examples of these companies are Galway Resources Ltd, Greystar Ventana and B2Gold Corp.  These companies are used as CB Gold’s primary peer group because they have similar business characteristics or because they compete with CB Gold for employees and investors.

The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for CB Gold Board approval.

Aligning the Interests of the Named Executive Officers with the Interests of CB Gold’s Shareholders

CB Gold believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the Named Executive Officers.  CB Gold’s objective is to establish benchmarks and targets for its Named Executive Officers which, if achieved, will enhance shareholder value.  These benchmarks relate to completion of exploration programs on the basis of pre-established budgets and exploration success, as well as completion of equity financings on terms beneficial to CB Gold.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2009 financial year, the three basic components of executive officer compensation program were:

•	fixed salary;

•	annual incentives (cash bonus); and

•	option based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) success in financing CB Gold and market performance of CB Gold Shares if and when the shares have a public market.  To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the CB Gold Board considers each performance target and CB Gold’s performance and assigns compensation based on this assessment.

Base Salary

For the period ended December 31, 2009, the CB Gold Board approved the salary ranges for the Named Executive Officers.  The CB Gold Board will approve all further salary ranges for the Named Executive Officers.  The base salary review for each Named Executive Officer is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual, as well as factors such as extensive overseas travel, extended periods of work overseas and any hardship associated with such travel.  Comparative data for CB Gold’s peer group is also accumulated from a number of external sources including independent consultants.  CB Gold’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

Annual Incentives

CB Gold, in its discretion, may award annual incentives by way of cash bonuses in order to motivate executives to achieve short-term corporate goals.  CB Gold awarded such incentives in the period ended December 31, 2009 in the amount of $40,000 to the President and Chief Executive Officer, $40,000 to the Vic-President, Corporate Development, $20,000 to the Vice President, Operations – Colombia and $3,000 to the Chief Geologist – Colombia.

The success of Named Executive Officers in achieving their individual objectives and their contribution to CB Gold in reaching its overall goals are factors in the determination of their annual bonus.  The CB Gold Board will assess each Named Executive Officer's performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of CB Gold that arise on a day to day basis.  This assessment will be used by the CB Gold Board with respect to the determination of annual bonuses for the Named Executive Officers.

Compensation and Measurements of Performance

The CB Gold Board approves targeted amounts of annual incentives for each Named Executive Officer at the beginning of each financial year.  The targeted amounts will be determined by the CB Gold Board based on a number of factors, including comparable compensation of similar companies.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officer.  The Named Executive Officer will receive a partial or full incentive payment depending on the number of the predetermined targets met and the CB Gold Board’s assessment of overall performance.  The determination as to whether a target has been met is ultimately made by the CB Gold Board and it reserves the right to make positive or negative adjustments to any bonus payment if it considers them to be appropriate.

Long Term Compensation

CB Gold currently has no long-term incentive plans, other than stock options granted from time to time by the CB Gold Board under the provisions of the CB Gold Stock Option Plan.

Summary Compensation Table

The table below sets forth information concerning the compensation paid, awarded or earned by each of the Named Executive Officers for services rendered in all capacities to CB Gold during the period commencing on the date of incorporation of CB Gold on May 11, 2009 and ended December 31, 2009:

Name and Principal Position	Period Ended	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compen-sation ($)	Total ($)
					Annual Incentive Plans	Long-term Incentive Plans(2)
Fabio Capponi (President, Chief Executive Officer and Director)	December 31, 2009	75,000	Nil	Nil	40,000	Nil	Nil	Nil	115,000
Giles Baynham (Chief Financial Officer, Vice President, Corporate Development and Director)	December 31, 2009	75,000	Nil	Nil	40,000	Nil	Nil	Nil	115,000
Ana Milena Vasquez (Vice President, Operations – Colombia)	December 31, 2009	30,000	Nil	Nil	20,000	Nil	Nil	Nil	50,000
Dr. Alberto Rios Carranza (Chief Geologist - Colombia)	December 31, 2009	22,000	Nil	Nil	3,000	Nil	Nil	Nil	25,000

Notes:

(1)	No share-based awards or option-based awards were granted during the period from May 11, 2009 to December 31, 2009.

(2)
“LTIP” or “long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include share or option-based awards.

See “Part III:  Information Concerning CB Gold – Consolidated Capitalization - Outstanding CB Gold Options” above for a description of the CB Gold Options that have been granted to the Named Executive Officers, among others, after December 31, 2009.

Incentive Plan Awards

CB Gold Stock Option Plan

On February 24, 2010, the CB Gold Board adopted the CB Gold Stock Option Plan.  The purpose of the CB Gold Stock Option Plan is to encourage ownership of CB Gold Shares by the persons who are primarily responsible for the management and profitable growth of CB Gold’s business, as well as to provide additional incentive for superior performance by such persons and attract and retain valued personnel.  The CB Gold Stock Option Plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of CB Gold.  A consultant is defined as an individual who is engaged by CB Gold, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on CB Gold’s business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

For further details on material terms of the CB Gold Stock Option Plan, see “Part III:  Information Concerning CB Gold – CB Gold Stock Option Plan”.

Outstanding Share-Based Awards and Option-based Awards

No incentive stock options (option-based awards) or share-based awards were outstanding as at December 31, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2009, no equity securities of CB Gold were authorized for issuance under compensation plans of CB Gold.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards that vested during the year ended December 31, 2009:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year(2)
Fabio Capponi	Nil	Nil	40,000
Giles Baynham	Nil	Nil	40,000
Ana Milena Vasquez	Nil	Nil	20,000
Dr. Alberto Rios Carranza	Nil	Nil	3,000

Notes:

(1)	No option-based awards or share-based awards were granted outstanding during the period from May 11, 2009 to December 31, 2009.

(2)	These are the same amounts as disclosed under “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” in the Summary Compensation Table earlier in this Information Circular.

Termination and Change of Control Benefits

Fabio Capponi serves as the President and Chief Executive Officer of CB Gold.  Mr. Capponi is also a promoter and Control Person with respect to CB Gold.  Through a managing services agreement (the “Capponi Services Agreement”) between 0852662 B.C. Ltd. (“0852662”) and CB Gold dated November 27, 2009, Mr. Capponi is paid a monthly fee of $15,000 (and GST) in connection with his services as President and Chief Executive Officer of CB Gold.  CB Gold may terminate the Capponi Services Agreement with 30 days’ written notice in the event of a change of control of CB Gold.  Upon termination of the Capponi Services Agreement for any reason except just cause, 0852662 is entitled to the monthly fees owing for a two year period following the date of termination.

Giles Baynham serves as the Vice President of Corporate Development of CB Gold.  Mr. Baynham is also a promoter and Control Person with respect to CB Gold.  Through a managing services agreement (the “Baynham Services Agreement”) between SGA Resources Inc. (“SGA”) and CB Gold dated August 13, 2009, Mr. Baynham is paid a monthly fee of $15,000 (and GST) in connection with his services as the Vice President of Corporate Development of CB Gold.  CB Gold may terminate the Baynham Services Agreement with 30 days’ written notice in the event of a change of control of CB Gold.  Upon termination of the Baynham Services Agreement for any reason except just cause, SGA is entitled to the monthly fees owing for a two year period following the date of termination.

Effective January 1, 2010, Ana Milena Vasquez serves as Vice President, Operations - Colombia for CB Gold.  Through a consulting agreement with CB Gold dated January 2, 2010, (the “Vasquez Consulting Agreement”), Ana Milena Vasquez is paid a monthly fee of US$6,000 in connection with her services as Vice President, Operations - Colombia of CB Gold.  CB Gold may terminate the Vasquez Consulting Agreement with 30 days’ written notice in the event of a change of control of CB Gold.  Upon termination of the Vasquez Consulting

Agreement for any reason except just cause, Ana Milena Vasquez is entitled to monthly fees owing for a two year period following the date of termination.

Effective September 25, 2009, Dr. Alberto Rios Carranza serves as Chief Geologist – Colombia for CB Gold.  Through a consulting agreement dated September 25, 2009 (the “Carranza Consulting Agreement”), Dr. Alberto Rios Carranza is paid a monthly fee of US$5,500 in connection with his services as Chief Geologist – Colombia of CB Gold.  CB Gold may terminate the Carranza Consulting Agreement with five days’ written notice.

Effective May 3, 2010, CB Gold entered into an employment agreement (the “Rubin Employment Agreement”) with Susan Rubin, Chief Financial Officer of CB Gold, which provides, among other things, that in addition to a base salary of $150,000 per annum, Ms. Rubin is entitled to options in accordance with the CB Gold Stock Option Plan and to bonuses as approved by the CB Gold Board.  CB Gold may terminate the Rubin Employment Agreement with thirty days’ written notice in the event of a change of control of CB Gold.  Upon termination of the Rubin Employment Agreement for any reason except just cause, Susan Rubin is entitled to salary and benefits owing for a nine month period following the date of termination.

Pension Plan Benefits

CB Gold does not have a pension plan or deferred compensation plan.

Director Compensation

For the period commencing on the date of incorporation of CB Gold on May 11, 2009 and ended December 31, 2009, the directors of CB Gold, with the exception of Fabio Capponi and Giles Baynham, who are Named Executive Officers did not receive any compensation for their services as directors of CB Gold.

Directors’ and Officers’ Liability Insurance

CB Gold has purchased and maintains, for the benefit of CB Gold and its directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of CB Gold.  The following are particulars of such insurance:

(a)
the limit of liability is $3,000,000 with an additional $1,000,000 available in certain circumstance for directors and officers for the period from November 12, 2009 to November 12, 2010 (the “Policy Period”);

(b)	the cost of coverage for the Policy Period is $12,055. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group;

(c)	directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in the period from incorporation on May 11, 2009 to the date of this Circular; and

(d)	the policy provides for a $25,000 deductible per claim.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers or employees of CB Gold or any of its Subsidiaries and former directors, executive officers and employees of CB Gold or any of its Subsidiaries had any indebtedness outstanding to CB Gold or any of its Subsidiaries as at the date hereof.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of CB Gold or any of its Subsidiaries.

Promoters

Fabio Capponi and Giles Baynham may be considered promoters of CB Gold in that they took the initiative in either founding, organizing or substantially reorganizing CB Gold.  For information regarding each of Mr. Capponi’s and Mr. Baynham’s shareholdings in CB Gold and anticipated shareholdings in Amalco see “Part IV:  Information Concerning Amalco - Directors, Officers and Promoters of Amalco”.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no director, officer or promoter of CB Gold, or any CB Gold Securityholder holding a sufficient number of CB Gold Securities to affect materially the control of CB Gold, within 10 years before the date of this Circular, has been a director, officer or promoter of any other Person that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Capponi was an independent director of West Hawk Development Corp. (“West Hawk”) from July 24, 2008 until his resignation on November 18, 2008.  On November 5, 2008, the British Columbia Securities Commission (the “BCSC”) issued a cease trade order against West Hawk for failure to file a technical report that is compliant with NI 43-101.  Under National Instrument 43-101, West Hawk was required to file a technical report to support a mineral resource estimate at its Heavener coal project which was announced by West Hawk in a news release on September 4, 2008.  The cease trade order was revoked by the BCSC on December 5, 2008 as the BCSC found that it was not prejudicial to the public interest because West Hawk issued a news release on December 4, 2008 retracting the resource estimate and statements that the property in question was near term production and it no longer had a right to acquire an interest in such property.

Additionally, eight months after the resignation of Mr. Capponi as an independent director of West Hawk, West Hawk issued a news release dated July 10, 2009 (the “News Release”) disclosing that on December 18, 2008, it filed for protection under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado on behalf of West Hawk Energy (USA) LLC (“WHE”), an indirect partially owned subsidiary.  West Hawk holds a 75% interest in WHE through its wholly owned subsidiary, West Hawk Holdings (USA) LLC (“WHE Holdings”).  As stated in the News Release, WHE is indebted in the amount of approximately $10,300,000.  The News Release further discloses that on April 7, 2009, West Hawk filed for protection under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado on behalf of WHE Holdings in respect of approximately $1,000,000 in intercompany debt.  Additionally, West Hawk filed a motion to consolidate the Chapter 11 proceedings of WHE and WHE Holdings.  The latest disclosure available on SEDAR by West Hawk regarding the bankruptcy proceedings of WHE and WHE Holdings is the Management Discussion and Analysis for the period ended October 31, 2009, which discloses that the motion for substantive consolidation of the two proceedings is pending.

Penalties or Sanctions

No director, officer or promoter of CB Gold, or any CB Gold Securityholder holding a sufficient number of CB Gold Securities to affect materially the control of CB Gold, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the proposed Transaction.

Personal Bankruptcies

No director, officer or promoter of CB Gold, or any CB Gold Shareholder holding a sufficient number of CB Gold Securities to affect materially the control of CB Gold, or a personal holding company of any such person, has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers and promoters of CB Gold are subject with respect to the operations of CB Gold.  Certain of the directors and/or officers serve as directors and/or officers of other companies or have significant shareholdings in other companies.  Situations may arise where the directors, officers and promoters of CB Gold will be engaged in direct competition with CB Gold.  Any conflicts of interest will be subject to and governed by the law applicable to directors, and officers, conflicts of interest, including the procedures prescribed under the BCBCA.  Under the BCBCA, among other things, a director or senior of CB Gold is liable to account to the company for a profit that accrues to the director or senior officer under or as a result of a contract or transaction in which the director or senior officer holds a “disclosable interest”, unless the director or senior officer discloses such interest and, in certain circumstances, refrains from voting on a resolution of the CB Gold Board to approve the contract or transaction.  For these purposes, a director or senior officer of CB Gold would have a disclosable interest in a contract or transaction if:

(a)	the contract or transaction is material to CB Gold;

(b)	CB Gold has entered, or proposes to enter into the contract or transaction; and

(c)	either:

(i) the director or senior officer has a material interest in the contract or transaction; or

(ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

See “Part IV:  Information Concerning Amalco – Risk Factors Relating to Amalco’s Business”.

Non-Arm’s Length Party Transactions

CB Gold has not acquired or sold in any transaction since as incorporation, and does not propose to acquire or sell in any transaction, assets or services from a director, officer, promoter or CB Gold Shareholder holding 10% or more of the outstanding CB Gold Shares or an Associate or Affiliate of any such Person.

Interest of Certain Persons in Matters to be Acted Upon at the CB Gold Meeting

Other than as set forth in this Circular, the management of CB Gold is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the incorporation of CB Gold or any proposed nominee for election as a director of Amalco, or any Associate or Affiliate of any of the foregoing Persons, in any matter to be acted upon at the CB Gold Meeting.

Interest of Informed Persons in Material Transactions

No informed person or proposed director of CB Gold and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of CB Gold’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect CB Gold.

Legal Proceedings

There are no legal proceedings material to CB Gold to which CB Gold is a party or of which any of its property is the subject matter, and no such proceedings are known to CB Gold to be contemplated.

Material Contracts

Except for contracts entered into by CB Gold in the ordinary course of business, the only material contracts entered into by CB Gold as of the date hereof are as follows:

(1)	the Amalgamation Agreement;

(2)	the Engagement Agreement;

(3)	the purchase and sale agreement dated April 19, 2010 between Leyhat Sucursal, on behalf of CB Gold, and Real Minera Ltda. in respect of the Real Minera Concession Area;

(4)	Agua de Paramo Exclusive Option Agreement dated April 14, 2010 on Agua de Paramo Concession Area for consideration of 60,000,000 Colombian pesos;

(5)	Los Delirios Acquisition Offer dated April 13, 2010 to acquire the Los Delirios Concession Area for consideration of US$1,500,000;

(6)	El Dorado Acquisition Offer dated March 29, 2010 to acquire the El Dorado Concession Area for consideration of US$1,500,000;

(7)	Santa Isabel Acquisition Offer dated March 29, 2010 and subsequent purchase and sale agreement to acquire the Santa Isabel Concession Area for consideration of US$1,500,000;

(8)	La Peter Acquisition Offer dated March 29, 2010 and subsequent purchase and sale agreement to acquire the La Peter Concession Area for consideration of US$1,500,000;

(9)	the letter agreement between CB Gold and First Source dated February 26, 2010 relating to the amalgamation of CB Gold and First Source;

(10)	Potosi Exclusive Option Agreement dated February 23, 2010 on Potosi Concession Area for consideration of 120,000,000 Colombian pesos;

(11)	La Providencia Exclusive Option Agreement dated February 18, 2010 on La Providencia Concession Area for consideration of 120,000,000 Colombian pesos;

(12)	Arias Exclusive Option Agreement dated January 21, 2010 on Arias Concession Area for consideration of 120,000,000 Colombian pesos;

(13)	S. Bartolo and S. Antonio de Yolombo Option Agreement dated October 24, 2009 on S. Bartolo and S. Antonio de Yolombo Concession Area for consideration of 30,000,000 Colombian pesos;

(14)	La Vereda Exclusive Option Agreement dated October 24, 2009 on La Vereda Concession Area for US$50,000; and

(15)	the PSA.

Copies of these material contracts may be reviewed at the offices of CB Gold at 14417 Blackburn Crescent, White Rock, British Columbia V4B 3A3 during regular business hours up until 30 days following the Effective Date.

PART IV:  INFORMATION CONCERNING AMALCO

General

By operation of law, upon completion of the Amalgamation under the BCBCA, all of the property, rights and interests of each of First Source and CB Gold will continue to be the property, rights and interests of Amalco and Amalco will continue to be liable for the obligations of each of First Source and CB Gold. Pursuant to the terms of the Amalgamation Agreement, First Source is required to sell its interest in the LDP Property, effective immediately prior to the completion of the Amalgamation.  As such, Amalco will continue to carry on the business and exploration activities currently carried on by CB Gold and conduct its affairs in the ordinary course of business. Accordingly, Amalco will generally be subject to the same risk factors associated with the current business of CB Gold, as well as certain other risk factors associated with the Amalgamation.  For a discussion of the business, assets and operations of CB Gold, see “Part III:  Information Concerning CB Gold”.  For a discussion of the risks associated with the Amalgamation and the business of Amalco, see “Risk Factors Relating to Amalco’s Business and an Investment in Amalco’s Securities”, below.

Corporate Structure

Amalco will operate under the name “CB Gold Inc.” and will be organized under the BCBCA.  The head office and the registered and records office of Amalco will be at 907-1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3.  It is currently anticipated that the Amalgamation will be effective on or around August 6, 2010.  Amalco will have a year-end of December 31.

Intercorporate Relationships

Amalco will have one wholly-owned subsidiary, Cedar, and Cedar will have one wholly-owned subsidiary, Leyhat.  Both Cedar and Leyhat are incorporated under the laws of the British Virgin Islands and were acquired by CB Gold on July 24, 2009.  Leyhat has one registered branch in Colombia, Leyhat Sucursal, which will hold Amalco’s interest in the Colombia Projects.

Narrative Description of the Business of Amalco

Upon completion of the Transaction, Amalco’s business will continue to be the same as that previously carried on by CB Gold.  See “Part III:  Information Concerning CB Gold – Description of the Business”. Amalco will be engaged in the acquisition, exploration, development and, potentially, production of mineral properties in Colombia, with a focus on precious metals such as gold and silver.

Description of the Securities

Amalco Shares

Amalco will be authorized to issue an unlimited number of Amalco Shares without par value, of which approximately 72,364,037 Amalco Shares will be issued and outstanding on the Effective Date, subject to adjustment for additional Amalco Shares issuable upon conversion of the Subscription Receipts pursuant to the Subscription Receipt Offering.  The number of Amalco Shares to be issued is subject to reduction to the extent that any First Source Shares or CB Gold Shares are purchased as a result of dissent proceedings under the BCBCA.  See “Part I:  The Amalgamation - Dissenting Shareholders’ Rights”.

Pursuant to the PSA, option agreements and other property acquisition agreements, Amalco may issue an aggregate of up to an additional 6,000,000 Amalco Shares in connection with the acquisition of properties at the Norte de Santander Gold Project or the Vetas Gold Project.

The Holders of Amalco Shares will be entitled to:

(a)	receive notice of and to attend, and to cast one vote for each Amalco Share held by them at, all meetings of shareholders of Amalco, other than meetings at which only the Holders of any other class or series of shares of Amalco which may be issued and outstanding from time to time are entitled to vote separately as a class or series;

(b)	receive on a pro rata basis any dividends that may be declared by the Amalco Board; and

(c)	in the event of the voluntary or involuntary liquidation, dissolution or winding-up of Amalco, receive on a pro rata basis the property of Amalco remaining after payment of all of its liabilities.

Outstanding Convertible Securities After Giving Effect to the Transaction

Upon completion of the Transaction, 3,646,814 Amalco Options will be outstanding.  Each Amalco Option will entitle the Holder thereof to acquire one Amalco Share at an exercise price ranging from $0.50 to $0.59.

Upon completion of the Transaction and assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering, 23,333,333 Amalco Financing Warrants will be outstanding.  Each Amalco Financing Warrant will entitle the Holder thereof to purchase one Amalco Share at a price of $1.10 upon the exercise thereof in accordance with the terms of such Amalco Financing Warrant, as contemplated by the Engagement Agreement.

Upon completion of the Transaction and assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering, 2,800,000 Amalco Agent Compensation Options will be outstanding.  Each Amalco Agent Compensation Option will entitle the Holder thereof to subscribe for one Amalco Share and one-half of one Amalco Agent Warrant at a price of $0.75, in accordance with the terms of such Amalco Agent Compensation Option, as contemplated by the Engagement Agreement.  Each Amalco Agent Warrant will entitle its Holder to purchase one Amalco Share at a price of $1.10 upon the exercise thereof in accordance with the terms of such Amalco Agent Warrant, as contemplated by the Engagement Agreement.

Pro Forma Capitalization

The following table states the capitalization of Amalco as at March 31, 2010 after giving effect to the Transaction:

Designation of Security	Number Authorized	Number Outstanding After Giving Effect to the Transaction (unaudited)(1)(2)	Number Outstanding After Giving Effect to the Transaction and the Subscription Receipt Offering (2)(3) (unaudited)
Amalco Shares	Unlimited	72,364,034 shares	119,030,700 shares
Long Term Debt	$Nil	$Nil	$Nil

Notes:

(1)
See “Description of the Securities”, “Fully Diluted Share Capital” and “Options to Purchase Securities” sections under “Part IV:  Information Concerning Amalco” for information on Amalco Shares and Amalco Convertible Securities to be outstanding after giving effect to the Transaction.  See “Part IV:  Information Concerning Amalco - Escrowed and Pooled Securities” for information on escrow provisions affecting Amalco Securities.

(2)
This table should be read in conjunction with the First Source financial statements (including the notes thereto) incorporated by reference herein, the CB Gold financial statements (including the notes thereto) attached to this Circular as Appendix “E” and the unaudited pro forma financial statements of Amalco as at March 31, 2010 (including the notes thereto) attached to this Circular as Appendix “D”.

(3)
Assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering.  See “Part III:  Information Concerning CB Gold – Description of the Business – Narrative Description of the Business – Financing”.

Based on the unaudited pro forma financial statements of Amalco attached as Appendix “D” to this Circular, Amalco will have $38,033,406 working capital as at March 31, 2010.  This amount includes assumed gross proceeds of $35,000,000 from the Subscription Receipt Offering, less the cash fee payable to the Agents in connection with such offering.

Fully Diluted Share Capital

The following table sets out the anticipated fully diluted share capital of Amalco after giving effect to the Transaction and the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering:

	Amalco Shares Outstanding/Diluted After Giving Effect to the Transaction and Subscription Receipt Offering
	Number of Amalco Shares	Percentage of Combined Total(1)
Amalco Shares to be issued to existing First Source Shareholders pursuant to the Transaction	2,653,901	1.8%

Amalco Shares to be issued to existing CB Gold Shareholders pursuant to the Transaction	69,710,136	46.4%

Amalco Shares to be issued pursuant to the Subscription Receipt Offering	46,666,666	31.1%

Amalco Shares to be reserved for issuance in the future:

(a) Upon exercise of Amalco Options	3,646,814	2.4%

(b) Upon exercise of Amalco Financing Warrants	23,333,333	15.5%

(c) Upon exercise of Agent Compensation Options	2,800,000	1.9%

(d) Upon exercise of Amalco Agent Warrants	1,400,000	0.9%

Total Number of Diluted Amalco Shares	150,210,850	100.0%

Note:

(1)	Rounded to the nearest tenth of a percent.

Available Funds and Principal Use of Funds

Available Funds

Management of CB Gold estimates that CB Gold had working capital of approximately $1,500,000 as at May 31, 2010.  Assuming the completion of the Subscription Receipt Offering for net proceeds of $32,000,000, management of First Source and CB Gold estimate that Amalco will have working capital of approximately $33,500,000 immediately following the completion of the Subscription Receipt Offering.  Following the completion of the Transaction, Amalco will conduct business as a mineral exploration and development company that will operate primarily in Colombia and intends to use the available funds as set out below:

Principal Use of Funds

Item	Approximate Amount

Acquisition of properties at the Vetas Gold Project	$22,500,000

Detailed sampling and mapping	$350,000

Geophysics	$250,000

Mine and plant capital expenditures	$1,250,000

Drilling	$5,400,000

General and administrative expenses (includes salaries and office costs in Vancouver and Colombia)	$2,150,000

Travel and corporate expenses	$550,000

Headroom (assuming net financing of $32,780,000 and $1,500,000 existing cash)	$1,050,000

Total	$33,500,000

Amalco reserves the right to allocate funds to different projects and purposes as may be deemed appropriate by management or the Amalco Board, to the extent that circumstances, including results obtained or other sound business reasons, make such allocation necessary or prudent.  Amalco, in order to complete a successful exploration program, may require additional capital which may come from a combination of potential cash flow, equity financing and/or debt financing.  There is no assurance that additional capital will be available to Amalco to complete a successful exploration program or that the terms for obtaining such capital will be favourable.  Failure to obtain additional capital could result in the delay or indefinite postponement of such exploration program.  See “Part IV:  Information Concerning Amalco - Risk Factors Relating to Amalco’s Business and an Investment in Amalco Securities”.

Dividends

On the Effective Date, there will be no restrictions in Amalco’s articles or elsewhere which would prevent Amalco from paying dividends subsequent to the completion of the Transaction.  However, it is anticipated that Amalco will retain future earnings, if any, to finance the growth and development of its business and not pay cash dividends on the Amalco Shares in the foreseeable future.  Payment of any future dividends would be at the discretion of the Amalco Board after taking into account all relevant factors, including Amalco’s earnings, financial condition, capital requirements and potential financing sources.

Principal Securityholders

To the knowledge of the directors and senior officers of First Source and CB Gold, no Person will beneficially own, or control or direct, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Amalco Shares on the Effective Date, other than as set out below:

Name and Municipality of Residence	Ownership details	Number of Amalco Shares	Percentage of Outstanding Amalco Shares After Giving Effect to the Transaction(1)	Percentage of Outstanding Amalco Shares After Giving Effect to the Transaction and the Subscription Receipt Offering(2)
Fabio Capponi Vancouver, British Columbia	Record and beneficial	16,602,700	22.9%	13.9%(3)
Giles Baynham Vancouver, British Columbia	Record and beneficial	16,602,500	22.9%	13.9%(4)

Notes:

(1)	Based on 72,364,037 Amalco Shares issued and outstanding.

(2)	Assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering and based on 119,030,703 Amalco Shares issued and outstanding.

(3)	11.1% on a fully diluted basis and based on 150,210,850 Amalco Shares issued and outstanding. See “Fully Diluted Share Capital” above.

(4)	11.1% on a fully diluted basis and based on 150,210,850 Amalco Shares issued and outstanding. See “Fully Diluted Share Capital” above.

Directors and Officers of Amalco

The following table sets out the names of the persons who will be the directors and officers of Amalco upon completion of the Transaction, along with certain information relating to them, including their municipalities of residence, their principal occupations during the past five years, the offices to be held by them in Amalco and the number and percentage of Amalco Shares beneficially owned, directly or indirectly, by them or over which control or direction is exercised by them:

Name and Municipality of Residence(1)	Current Position with CB Gold and Period Served(1)	Principal Occupation During the Preceding Five Years(1)	Proposed Position with Amalco(2)	Number and Percentage of Amalco Shares Beneficially Owned or over which Control or Direction is Exercised after the Transaction(3) (4)
Fabio Capponi, Vancouver, British Columbia	President, Chief Executive Officer and Director since May 2009
President and Chief Executive Officer, CB Gold (May 2009 to present); Investment Analyst, Pacific Rubiales Energy, (August 2009 to present); Assistant VP, Endeavour Financial  Corporation (February 2006 to June 2008); VP Business Development, Coalcorp Mining Inc. (October 2005 to February 2006)
			President and Chief Executive Officer, Director	16,602,700 / 22.9%
Giles Edward Baynham(5) Vancouver, British Columbia	Vice President, Corporate Development, Chairman and Director since May 2009
Vice President, Corporate Development and Chairman, CB Gold (May 2009 to present); President, SGA Resources Inc. (July 2008 to present); and Director of Debt Finance, Endeavour Financial Corporation (May 2003 to June 2008)
			Chairman and Vice President, Corporate Development, Director	16,602,500 / 22.9%
Peter Barnes (6) Vancouver, British Columbia	Consultant since April 19, 2010
President (2006 to 2009), Chief Executive Officer (2006 to present) and Executive Vice President and Chief Financial Officer (2004 to 2006), Silver Wheaton Corp.; Executive Vice President and Chief Financial Officer, Goldcorp Inc. (2005 to 2006)
			Director	3,100,000 / 4.3%
Juan Manuel Pelaez(6) Bogota, Colombia	Consultant since April 19, 2010
President of Operations, Medoro Colombia Inc. (September 2009 to present); Vice President, Business Development, Pacific Rubiales Energy Corp. (November 1994 to June 2009); Vice President, Business Development, Coalcorp Mining Inc. (May 2006 to January 2009); President, Proelectrica & Cia SCA ESP (June 2009 to present)
			Director	Nil
Susan Rubin Vancouver, British Columbia	Chief Financial Officer since May 2010
Chief Financial Officer, CB Gold (May 2010 to present);
Chief Financial Officer, Ventana Gold Corp. and Wildcat Silver Corp. (July 2008 to December 2009); Controller, Redcorp Ventures Ltd. (June 2007 to July 2008); Controller, OSI Geospatial Inc. (February 2006 to June 2007); Project Consultant, Self-Employed (August 2004 to February 2006)
			Chief Financial Officer	Nil

Name and Municipality of Residence(1)	Current Position with CB Gold and Period Served(1)	Principal Occupation During the Preceding Five Years(1)	Proposed Position with Amalco(2)	Number and Percentage of Amalco Shares Beneficially Owned or over which Control or Direction is Exercised after the Transaction(3) (4)
Dawn Wattie, White Rock, British Columbia	Corporate Secretary since April 2010	Lawyer, Dawn Wattie Law Corporation (January 1997 to present)	Corporate Secretary	Nil
Ana Milena Vasquez Bogota, Colombia	Vice President, Operations – Colombia since April 19, 2010
Vice President, Operations – Colombia, CB Gold (May 2009 to present); General Manager, Carbones Nueva Naricual C.A. (October 2006 to December 2008); General Manager, Compañia Carbones de Cesar S.A. (March to October 2006); Financial Manager, Compañia Carbones de Cesar S.A. (February 2005 to February 2006)
			Vice President, Operations – Colombia	3,080,000(7) / 4.3%
Dr. Alberto Martin Rios Carranza Lima, Peru	Chief Geologist – Colombia since October 2009
Chief Geologist – Colombia, CB Gold (October 2009 to present); Director Manager, Cumbus Exploraciones (January to October 2009); Senior Geologist, Rio Tinto Ltda (April 2007 to December 2008); Chief Geologist, Hochschild Mining PLC (June 2006 to April 2007); Exploration Manger, Aruntani SAC (November 2005 to may 2006)
			Chief Geologist – Colombia	16,000 / 0.0%

Notes:

(1)
The information as to municipality of residence, position with CB Gold and principal occupations is based upon information furnished to First Source and CB Gold by the respective directors and officers, individually.

(2)	The term of office of all directors will expire on the date of the next annual meeting of shareholders of Amalco or until their successors are elected or appointed pursuant to the BCBCA.

(3)
Excludes any Amalco Shares issuable pursuant to the Subscription Receipt Offering and upon exercise of the Amalco Convertible Securities.  Assumes 72,364,037 Amalco Shares will be issued and outstanding on completion of the Transaction.  See “Part III:  Information Concerning CB Gold – Description of the Securities – Outstanding CB Gold Options”.

(4)
After giving effect to the Transaction, the directors, officers and Insiders of Amalco, and their respective Associates or Affiliates, will hold approximately 39,401,200 Amalco Shares (or approximately 54.4% of the issued and outstanding Amalco Shares, without giving effect to the Subscription Receipt Offering, and approximately 33.1% of the issued and outstanding Amalco Shares assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering).

(5)	Member of the Audit Committee.

(6)	Member of the Compensation and Governance Committee.

(7)	These shares are held beneficially by Ms. Vasquez and registered in the name of Frontline Advisors S.A., a company controlled by Ms. Vasquez.

The following are biographies of the persons who will be serving as directors and officers of Amalco upon completion of the Transaction:

Fabio Capponi, President, Chief Executive Officer and Director, Age 37

Mr. Capponi has significant experience in Colombia and in the natural resources sector.  He was involved in the start-up of a number of mining and oil and gas companies in Colombia as well as in Europe.  Prior to his involvement in CB Gold, Mr. Capponi worked in the mergers and acquisitions team at Endeavour Financial Corporation.

Mr. Capponi will be responsible for overall leadership and management of Amalco and the conduct of its business and will report to the Amalco Board.

Mr. Capponi expects to be a full-time employee of Amalco.

Giles Edward Baynham, Chairman, Vice President, Corporate Development and Director, Age 38

Mr. Baynham is a mining engineer and former banker with significant experience in the development and financing of mining and oil and gas projects.  Mr. Baynham attended the Imperial College, Royal School of Mines in London, UK to obtain his M. Eng in Mining Engineering.  Having started his career with Rio Tinto Plc, he worked for nearly eight years in London in finance, followed by five years with Endeavour Financial Corporation in Vancouver, British Columbia.

Mr. Baynham will be responsible for the overall business development of Amalco and will report to the Amalco Board.

Mr. Baynham expects to be a full-time employee of Amalco.

Peter Barnes, Director, Age 54

Mr. Barnes is the Chief Executive Officer and a director of Silver Wheaton Corp. (“Silver Wheaton”).  He was President of Silver Wheaton from April 2006 to December 2009, Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp Inc. from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from February 2003 and Chief Financial Officer of Wheaton River from July 2003.  He is also a member of the Silver Institute’s Board of Directors and Executive Committee.  Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience and holds a Bachelor of Science in Economics degree from the University of Hull, England.

Juan Manuel Pelaez, Director, Age 49

Mr. Pelaez is currently the International Business Adviser to Pacific Rubiales Energy Corp. (having previously been a senior executive of that company) and President of Operations for Medoro Colombia Inc., a subsidiary of Medoro Resources Ltd.  Pacific Rubiales Energy Corp. and Medoro Resources Ltd. are both listed on the Toronto Stock Exchange.  Mr. Pelaez is also President of Proelectrica & Cia SCA ESP. Mr Pelaez has worked with Colombian and international companies over the last 17 years in the mining and oil and gas sectors and has extensive knowledge and experience of business in Colombia and overseas, including regulatory and foreign investment issues.  Mr. Pelaez holds a Business Manager and Masters in Marketing Degree from the EAFIT University of Medellin.

Susan Rubin, Chief Financial Officer, Age 56

Ms. Rubin is a Chartered Accountant with over 20 years of progressive financial management experience.  Ms. Rubin was most recently the Chief Financial Officer of Ventana Gold Corp. and Wildcat Silver Corp., where her role included preparation of quarterly and year-end financial statements and MD&A for both these public companies.  Ms. Rubin is a member of the British Columbia Institute of Chartered Accountants.

Ms. Rubin brings current and direct experience with the financial management of an exploration and development company with assets in Colombia and management of rapid growth, including consolidations, multi-currency accounting and working directly with external auditors, external tax consultants, internal auditors, remote staff and offices.

Ms. Rubin will be responsible for the day to day financial management of the operations of Amalco and its subsidiaries including reporting, control and auditing.  Ms. Rubin will report to the President and Chief Executive Officer and is responsible to the Audit Committee of the Amalco Board.

Ms. Rubin expects to be a full-time employee of Amalco.

Dawn Wattie, Corporate Secretary, Age 48

Ms. Wattie is a barrister and solicitor with over 20 years of public and private sector experience.  As a business lawyer, her private practice has focused on corporate commercial, corporate governance and technology rights for a wide variety of companies.  Ms. Wattie brings significant corporate governance experience from working with the boards of many companies, from start ups through early stage, and mature companies, over the last 13 years.  Ms. Wattie holds a Bachelors of Law from the University of Windsor.

Ms. Wattie will be responsible for assisting Amalco with Board governance and company reporting requirements and is responsible to the Amalco Board.

Ms. Wattie expects to spend approximately 10% of her time devoted to Amalco.

Ana Milena Vasquez, Vice President, Operations – Colombia, Age 33

Ms. Vasquez has been directly involved in the start-up of several mining companies in Colombia.  A Colombian citizen, Ms. Vasquez also has a deep knowledge and understanding of Colombian business as well as the financial and accounting background to contribute significantly to Amalco’s Colombia operations.  Ms. Vasquez is also a director of CB Gold’s Subsidiaries, which own 100% of the Colombia Projects.  Ms. Vasquez holds a Masters in Financial Analysis from the Universidad Carlos III de Madrid and a Bachelors Degree in Finance and International Affairs from the Universidad Externado de Colombia.

Ms. Vasquez will be responsible for the development and management of the business of Amalco and will report to the senior management team of Amalco.

Ms. Vasquez expects to be a full-time employee of Amalco.

Dr. Alberto Martin Rios Carranza, Chief Geologist – Colombia, Age 39

Dr. Carranza has been involved with exploration projects for 14 years, and has worked in prospecting and exploration in Peru, Argentina, Colombia and Ecuador, with significant experience in the exploration of epithermal argentiferous (Au-Ag) systems of high and low sulfidation as well as Cu-Mo porphyry and Skarn-like polymetalic and VMS deposits.  Dr. Carranza has formerly been Senior Geologist and manager of advanced exploration projects with Rio Tinto Plc, Hochschild Mining Plc and Compañia de Minas Buenaventura S.A.A.  Dr. Carranza holds a Ph.D. in geological sciences from the Universidad Politecnica de Madrid School of Mines and a geological engineering degree from the Universdidad Nacional Maro de San Marcos.

Dr. Carranza will be responsible for conducting due diligence and assessing the potential of, and assisting in the execution and supervision of exploration activities related to, Amalco’s properties and will assist management to assess operating or historic mines and economic resources and reserves.  Dr. Carranza will report to the President and Chief Executive Officer and the Vice President, Corporate Development.

Dr. Carranza expects to be a full-time employee of Amalco.

Corporate Governance

The Amalco Board will be committed to sound corporate governance practices, which are both in the interest of the Amalco shareholders and contribute to effective and efficient decision making. National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  Upon the Amalgamation, Amalco will be a mineral exploration company at an early stage of development, with a four person board of directors and limited financial resources.  As such, some of the guidelines will not be suitable for Amalco and therefore will not be adopted.

The Amalco Board will continue to review with management the corporate governance practices of Amalco to ensure that they are sound practices for effective and efficient decision making.  National Instrument 58–101 Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  Amalco’s approach to corporate governance, which will be effective upon completion of the Amalgamation, is set forth below.

Board of Directors and Directorships

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent with respect to Amalco if he or she has no direct or indirect material relationship with Amalco.  A material relationship is a relationship which could, in the view of the Amalco Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52–110 also sets out certain situations where a director will automatically be considered to have a material relationship with Amalco.

Applying the definition set out in NI 52-110, two of the four persons who will be members of the Amalco Board upon completion of the Amalgamation are independent.  The persons who are independent are Peter Barnes and Juan Manuel Pelaez.  Fabio Capponi and Giles Baynham are not independent by virtue of the fact that they are executive officers of Amalco.  The Amalco Board is committed to taking the necessary steps in order to ensure that it is able to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Amalco Board will meet quarterly, as necessary when operations warrant, and following each annual meeting of shareholders of Amalco.

In carrying out its responsibilities, the Amalco Board will require management of Amalco to prepare and submit budgets and programs for approval of the Amalco Board.  These budgets and programs, and any updates, will be reviewed at the Amalco Board’s quarterly meetings.

Orientation and Continuing Education

Amalco will provide all new directors with an information package relating to Amalco, including, among other things, its policies, procedures and disclosures.  The Amalco Board will consider alternatives for the orientation and education of directors.  Generally, CB Gold and First Source expect that the initial members of the Amalco Board will have a familiarity with the business of mineral exploration and development.  Professional advisors may be invited to attend Amalco Board meetings, as needed.  Amalco will also rely on the relatively straightforward nature of its business and the established qualifications and expertise of the Amalco Board members.

Ethical Business Conduct

The Amalco Board will adopt a written Code of Conduct (the “Code”), which will be filed on SEDAR following completion of the Amalgamation.  All Amalco personnel will be encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to Amalco Board members, the Amalco Board will make periodic inquiries of Amalco management as to issues related to compliance with Code requirements.  In addition, in the course of the regular business and operation updates provided by Amalco management to the Amalco Board members, there will be opportunities to discuss any Code compliance issues.

As required under the BCBCA and Amalco’s articles:

•
a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of Amalco must promptly disclose the nature and extent of that conflict; and

•
a director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which Amalco has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction, other than as permitted by the BCBCA and Amalco’s articles.

Generally, as a matter of practice, directors or senior officers who have disclosed a material interest in any transaction or agreement that the Amalco Board is considering will not take part in any Amalco Board discussion respecting that transaction or agreement, unless permitted by the BCBCA and Amalco’s articles.  If on occasion such directors participate in the relevant discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest.

Nomination of Directors

Potential candidates for appointment to the Amalco Board will be considered by Amalco’s Compensation and Governance Committee.  The Compensation and Governance Committee will be responsible for recruiting new members to the Amalco Board and planning for the succession of Amalco Board members.  The Compensation and Governance Committee will also have responsibility for operating a program of orientation and education for all new recruits to the Amalco Board.

Assessments

The Amalco Board will not initially have specific procedures for regularly assessing the effectiveness and contribution of the Amalco Board, its committees or individual directors.  As the business of Amalco will be relatively straightforward and the size of the Amalco Board relatively small, it is expected that a significant lack of performance on the part of a committee or individual director would become readily apparent and could be dealt with on a case-by-case basis.  With respect to the Amalco Board as a whole, both the Amalco Board and the Compensation and Governance Committee will monitor its performance on an ongoing basis and, as part of that process, consider the overall performance of Amalco and input from its shareholders.

The entire board of directors will be responsible for assessing the effectiveness of the Amalco Board, its members and the committees of the Amalco Board, in consultation with the Chairman of the Amalco Board and the Chairman of each committee.

Audit Committee

Amalco’s Audit Committee (the “Audit Committee”) will be comprised of Peter Barnes (Chairman), Juan Manuel Pelaez and Giles Baynham.  The majority of such members of the Audit Committee will be considered to be “independent” within the meaning of Section 1.4 of NI 52-110. Each such member of the Audit Committee will be considered to be “financially literate” within the meaning of Section 1.6 of NI 52-110.

The initial members of the Audit Committee along with their relevant education and experience are set out in the table below:

Director	Relevant Education and Experience

Peter Barnes
Mr. Barnes is a Chartered Accountant and has a BSc (Economics) from the University of Hull in the United Kingdom.  He is currently the Chief Executive Officer of Silver Wheaton Corp. and he previously was the Executive Vice President and Chief Financial Officer of Silver Wheaton Corp.  Additionally, Mr. Barnes was the Executive Vice President and Chief Financial Officer of Goldcorp Inc.

Juan Manuel Pelaez	Mr. Pelaez is the President of Medoro Colombia Inc. and was an International Business Advisor for Pacific Rubiales Energy Corp.

Giles Baynham
Mr. Baynham is a mining engineer and former banker with a Masters In Mining Engineering from the Imperial College, Royal School of Mines in the United Kingdom.  He has worked for nearly eight years in London in finance, followed by five years with Endeavour Financial Corporation in Vancouver.

The Audit Committee will establish policies and procedures that are intended to control the services that will be provided by Amalco’s auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by the auditors unless the engagement is specifically approved by the Audit Committee or the services are included within a category which has been pre-approved by the Audit Committee.  The maximum charge for services will be established by the Audit Committee when the specific engagement is approved or the category of services pre-approved.  Management will be required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by the auditors: (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable securities law; and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

Compensation and Governance Committee

The Compensation and Governance Committee will be comprised of Peter Barnes and Juan Manuel Pelaez.  The mandate of the Compensation and Governance Committee will be to provide a nomination, compensation and governance function for the Amalco Board.  The Compensation and Governance Committee will have responsibility, among other things, for determining executive and management remuneration and stock options.  In addition, the Compensation and Governance Committee will have responsibility for assessing the effectiveness of the Amalco Board as a whole, the committees of the Amalco Board and the contributions of individual directors.  The Chairman’s function in relation to the Compensation and Governance Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each of the two initial members of the Compensation and Governance Committee will be an independent director.

The Compensation and Governance Committee will be responsible for assessing the performance and remuneration of the officers and senior managers of Amalco, and for reviewing the adequacy and the form of compensation of directors to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Compensation and Governance Committee will have responsibility for recommending the compensation of the President and Chief Executive Officer and the Chairman and Vice President, Corporate Development for approval by the Amalco Board.  The compensation of the President and Chief Executive Officer and the Chairman and Vice President, Corporate Development will consist of a base salary and long-term incentive (stock options) determined on the basis described in “Part III:  Information Concerning CB Gold - Statement of Executive Compensation”.  The Compensation and Governance Committee will review the compensation of the President and Chief Executive Officer and the Chairman and Vice President, Corporate Development and the other senior officers on an annual basis.

The responsibilities of the Compensation and Governance Committee will also include responding to any changes in the corporate governance guidelines of the TSXV or any other applicable exchange or securities regulator; establishing criteria to determine the independence of directors; monitoring ethics, conflict of interest and privacy guidelines of Amalco; and recommending changes to the governance of Amalco.

The Compensation and Governance Committee will maintain a system that permits Amalco Board members to engage outside advisors at the expense of Amalco in order to better perform their duties.  Such engagements shall only be permitted in appropriate circumstances and with the approval of the Compensation and Governance Committee.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed under “Part III:  Information Concerning CB Gold - Corporate Cease Trade Orders or Bankruptcies”, no proposed director, officer or promoter of Amalco, or a securityholder anticipated to hold sufficient securities of Amalco to affect materially the control of Amalco, within 10 years before the date of this Circular, has been a director, officer or promoter of any Person that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the Person access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director, officer or promoter of Amalco, or any securityholder anticipated to hold sufficient securities of Amalco to affect materially the control of Amalco, or a personal holding company of any such Persons, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the Transaction.

Personal Bankruptcies

No proposed director, officer or promoter of Amalco, or any securityholder anticipated to hold sufficient securities of Amalco to affect materially the control of Amalco, or a personal holding company of any such Persons, has, within the 10 years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Certain proposed directors and officers of Amalco are, or may become, directors or officers of other companies with businesses which may conflict with the business of Amalco.

Directors and officers of a company are required, among other things, to act honestly and in good faith with a view to the best interests of the company and, in certain circumstances, directors are required to abstain from voting on contracts or transactions involving a conflict of interest.  To the best of the knowledge of the directors and officers of First Source and CB Gold, there are no known existing or potential conflicts of interest between Amalco and any proposed director or officer of Amalco as a result of their outside business interests at the date hereof.  However, certain of the directors and officers serve, or may in the future serve, as directors and/or officers of other companies.  Accordingly, conflicts of interest may arise which would influence these persons in evaluating possible mineral property acquisitions or in generally acting on behalf of Amalco.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of Amalco that are, or have been within the five years preceding the date of this Circular, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of the Reporting issuer	Name of Trading Market	Position and Period Held
Fabio Capponi	West Hawk Development Corp., British Columbia	TSXV	Independent Director (July to November 2008)
Peter Barnes	Silver Wheaton Corp., Ontario	Toronto Stock Exchange New York Stock Exchange	Chief Executive Officer (2006 to present)
	Goldcorp Inc., Ontario	Toronto Stock Exchange New York Stock Exchange	Executive Vice President and Chief Financial Officer (2005 to 2006)
Juan Manuel Pelaez	Pacific Rubiales Energy Corp., British Columbia	Toronto Stock Exchange	Vice President, Business Development (November 1994 to June 2009)
	Coalcorp Mining Inc., British Columbia	Toronto Stock Exchange	Vice President, Business Development (May 2006 to January 2009)
Susan Rubin	Ventana Gold Corp., British Columbia	Toronto Stock Exchange	Chief Financial Officer (July 2008 to December 2009)
	Wildcat Silver Corporation, British Columbia	TSXV	Chief Financial Officer (July 2008 to December 2009)
	Redcorp Ventures Ltd., Canada	Toronto Stock Exchange	Controller (June 2007 to July 2008)
	OSI Geospatial Inc., British Columbia	Toronto Stock Exchange	Controller (February 2006 to June 2007)

Proposed Executive Compensation

The executive compensation for the officers and directors of Amalco will generally remain the same as the executive compensation paid to the officers and directors of CB Gold immediately following the completion of the Transaction, subject to future decisions of Amalco’s Compensation and Corporate Governance Committee.  For details of executive compensation for officers and directors of CB Gold see “Part III:  Information Concerning CB Gold - Executive Compensation”.

Indebtedness of Directors and Officers

No person who is a proposed director or executive officer of Amalco, or who was a director or executive officer of First Source or CB Gold, at any time during the most recently completed financial year of First Source or CB Gold, respectively, or any person who is an Associate of any such director, executive officer, former director or former executive officer is, or at any time during the most recently completed financial year of First Source or CB Gold, respectively, was, indebted to First Source or CB Gold, respectively, or any Subsidiary of First Source or CB Gold or to another entity if such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by First Source or CB Gold or a Subsidiary of First Source or CB Gold, respectively.

Investor Relations Arrangements

Neither First Source nor CB Gold has entered into any written or oral arrangement or understanding with any Person to provide any promotional or investor relations services to Amalco.

Material Contracts of Amalco

Other than contracts entered into in the ordinary course of business and the contracts disclosed herein, including in “Part II:  Information Concerning First Source - Material Contracts” and “Part III:  Information Concerning CB Gold - Material Contracts”, Amalco will not be a party to any other material contracts upon the completion of the Transaction.

Options to Purchase Securities

Amalco Stock Option Plan

First Source and CB Gold currently have the First Source Stock Option Plan and the CB Gold Stock Option Plan, respectively, in place pursuant to which options are granted to their respective directors, officers, employees, consultants and other eligible individuals.  See “Part II:  Information Concerning First Source – Incentive Plan Awards – Description of 2007 Stock Option Plan” “Part III:  Information Concerning CB Gold - Stock Option Plan and Options to Purchase Securities” for a description of the First Source Stock Option Plan and the CB Gold Stock Option Plan, respectively.

As at the date hereof, there are 400,032 First Source Options outstanding.  Pursuant to the Amalgamation, each First Source Option will be exchanged for 0.254512 Amalco Options.  As at the date hereof, there are 3,545,000 CB Gold Options outstanding.  Pursuant to the Amalgamation, each CB Gold Option will be exchanged for one Amalco Option.  Assuming no further First Source Options or CB Gold Options are granted, and no such options are cancelled or exercised by the optionees, prior to the Effective Date, there will be 3,646,814 Amalco Options outstanding as of the Effective Date.  First Source does not intend to grant additional stock options prior to the Amalgamation.  Pursuant to the Amalgamation Agreement, CB Gold is authorized to issue up to an additional 750,000 options prior to the Amalgamation.  For additional information on dilutive securities of Amalco see “Part IV:  Information Concerning Amalco - Fully Diluted Share Capital”.

In connection with the completion of the Amalgamation, Amalco proposes to adopt the Amalco Stock Option Plan.  The Amalco Stock Option Plan and the CB Gold Stock Option Plan are substantively identical.  For a summary of the terms of the CB Gold Stock Option Plan, see “Part III:  Information Concerning CB Gold – CB Gold Stock Option Plan”.

The table below shows particulars of the Amalco Options anticipated to be outstanding upon completion of the Transaction:

Group (Number of Persons in Group)	Number of Amalco Shares to be Reserved Under Options	Consideration Paid for Options	Exercise Price	Expiry Date	Market Value on Date of Grant
Proposed Officers of Amalco(1)(7)	1,350,000	$0	$0.50	April 19, 2015	$0.50
Proposed Directors of Amalco who are not Officers(8)	1,000,000	$0	$0.50	April 19, 2015	$0.50
Employees of Amalco(2)	195,000	$0	$0.50	April 19, 2015	$0.50
Consultants of Amalco(3)	1,000,000	$0	$0.50	April 19, 2011	$0.50
Other(4)	101,814	$0	$0.59	April 20, 2011	$0.59
Total	3,646, 814(5)(6)(9)

Notes:

(1)
A total of 1,350,000 Amalco Options will be held by the officers and past officers of CB Gold, being Fabio Capponi, Giles Baynham, Susan Rubin, Dawn Wattie, Ana Milena Vasquez and Dr. Alberto Martin Rios Carranza.  No Amalco Options will be held by the directors and past directors of CB Gold who are not also officers of CB Gold.

(2)	An aggregate of 195,000 Amalco Options will be held by the employees and past employees of CB Gold, as a group.

(3)	An aggregate of 1,000,000 Amalco Options will be held by the consultants of CB Gold, as a group.

(4)
A total of 80,178 Amalco Options will be held by the officers and past officers of First Source, being Peter Smith, Michael Raven and Douglas Smith.  A total of 21,636 Amalco Options will be held by the directors and past directors of First Source who are not also officers of First Source, being Thomas Lamb.

(5)	No Amalco Options will be held by the employees and past employees of First Source, as a group.

(6)	No Amalco Options will be held by the consultants of First Source, as a group.

(7)	The proposed officers of Amalco are Fabio Capponi, Giles Baynham, Susan Rubin, Dawn Wattie, Ana Milena Vasquez and Dr. Alberto Martin Rios Carranza.

(8)	The proposed directors of Amalco who are not also officers of Amalco are Peter Barnes and Juan Manuel Pelaez.

(9)	Pursuant to the Amalgamation Agreement, CB Gold is authorized to issue up to an additional 750,000 options prior to the Amalgamation.

Amalco will, from time to time at the discretion of the Compensation and Corporate Governance Committee of the Amalco Board, grant Amalco Options following the Effective Date pursuant to the Amalco Stock Option Plan.

Escrowed and Pooled Securities

Escrowed Securities

1,987,617 First Source Shares (the “Commission Escrow Shares”) were initially held in escrow pursuant to an escrow agreement (the “Commission Escrow Agreement”) dated December 7, 2007 among First Source, Computershare Investor Services Inc. (the “Escrow Agent”) and Thomas Lamb, Michael Raven, Douglas Smith and Peter Smith.  10% of the Commission Escrow Shares were releasable on February 28, 2008, the date the First Source Shares were listed on the TSXV (the “First Source Listing Date”) and 15% of the Commission Escrow Shares were releasable on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the First Source Listing Date.  As at the date hereof, there are 596,282 Commission Escrow Shares currently being held in escrow by the Escrow Agent.

1,700,000 First Source Shares (the “TSXV Escrow Shares”) were initially held in escrow pursuant to an escrow agreement (the “TSXV Escrow Agreement”) dated December 7, 2007 among First Source, the Escrow Agent, Steve Engh, Vivian Yesnik, Paul Pedersen and Michael Tan.  10% of the TSXV Escrow Shares were releasable on the First Source Listing Date and 15% of the TSXV Escrow Shares were releasable on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the First Source Listing Date.  As at the date hereof, there are 510,000 TSXV Escrow Shares currently being held in escrow by the Escrow Agent.

Upon completion of the Amalgamation, all outstanding Commission Escrow Shares and TSXV Escrow Shares will be automatically exchanged for approximately 505,873 Amalco Shares and 432,671 Amalco Shares, respectively, and such Amalco Shares will remain in escrow on the terms contained in the Commission Escrow Agreement and the TSXV Escrow Agreement, respectively.  If Amalco becomes classified as a Tier 1 Issuer on the TSXV, the remaining Commission Escrow Securities and TSXV Escrow Shares will become released immediately.

In addition, following completion of the Amalgamation, all Amalco Shares and Amalco Convertible Securities held by the principals of Amalco (being the directors, officers and holders of 10% or more of the outstanding Amalco Shares) and certain other Holders of Amalco Shares (the “Value Securities”) will be held in escrow with the Escrow Agent pursuant to a “value escrow agreement” in accordance with the policies of the TSXV (the “Value Escrow Agreement”).

As a result, five Holders holding an aggregate of 39,401,200 Amalco Shares and 850,000 Amalco Options will be required to enter into Value Escrow Agreements in respect of their securities.  In addition, assuming that conditional listing approval is obtained from the TSXV on June 30, 2010 and assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering, an aggregate of 10,864,932 Amalco Shares will be subject to a four-month hold period, and an additional 1,700,000 Amalco Shares will be subject to a two-year hold period, all in accordance with the seed share resale restrictions in TSXV Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions.

The Escrow Agent will act as escrow agent for the Value Securities. Value Securities will not be released until the TSXV issues the Final TSXV Bulletin.  After the Final TSXV Bulletin is issued, it is anticipated that the Value Securities held by the principals of Amalco will be Value Securities of a “Tier 2 TSXV Issuer”, and will be released from escrow as follows:

%	Release Date

10%	at the time of Final TSXV Bulletin (1/10 of Value Securities)

15%	6 months from Final TSXV Bulletin (1/6 of remaining Value Securities)

15%	12 months from Final TSXV Bulletin (1/5 of remaining Value Securities)

15%	18 months from Final TSXV Bulletin (1/4 of remaining Value Securities)

15%	24 months from Final TSXV Bulletin (1/3 of remaining Value Securities)

15%	30 months from Final TSXV Bulletin (1/2 of remaining Value Securities)

15%	36 months from Final TSXV Bulletin (all of the remaining Value Securities)

The following table sets out the names and municipalities of residence of the principals of Amalco that are or will be subject to escrow after giving effect to the Transaction:

Name and Municipality of Residence	Designation of Class Held in Escrow	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction and the Subscription Receipt Offering(1)
		Number of Securities Held in Escrow	Percentage of Class	Number of Securities to be Held in Escrow	Percentage of Class(2)
Fabio Capponi Vancouver, British Columbia	Amalco Shares	Nil	Nil	16,602,700	13.9%
	Amalco Options	Nil	Nil	250,000	6.9%

Name and Municipality of Residence	Designation of Class Held in Escrow	Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction and the Subscription Receipt Offering(1)
		Number of Securities Held in Escrow	Percentage of Class	Number of Securities to be Held in Escrow	Percentage of Class(2)
Giles Baynham Vancouver, British Columbia	Amalco Shares	Nil	Nil	16,602,500	13.9%
	Amalco Options	Nil	Nil	250,000	6.9%
Peter Barnes Vancouver, British Columbia	Amalco Shares	Nil	Nil	3,100,000	2.6%
	Amalco Options	Nil	Nil	500,000	13.7%
Dr. Alberto Rios Carranza Lima, Peru	Amalco Shares	Nil	Nil	16,000	0.0%
	Amalco Options	Nil	Nil	100,000	2.7%
Ana Milena Vasquez Bogota, Colombia	Amalco Shares	Nil	Nil	3,080,000(3)	2.6%
	Amalco Options	Nil	Nil	250,000	6.9%

Notes:

(1)
After giving effect to the Transaction, the directors, officers and Insiders of Amalco, and their respective Associates or Affiliates, will hold approximately 39,401,200 Amalco Shares (or approximately 54.4% of the issued and outstanding Amalco Shares, without giving effect to the Subscription Receipt Offering, and approximately 33.1% of the issued and outstanding Amalco Shares assuming the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering).

(2)
The percentage of Amalco Shares assumes the issuance of 46,666,666 Subscription Receipts under the Subscription Receipt Offering and is based on 119,030,703 Amalco Shares issued and outstanding.  The percentage of Amalco Options is based on 3,646,814 Amalco Options issued and outstanding.

(3)	These shares are held beneficially by Ms. Vasquez and registered in the name of Frontline Advisors S.A., a company controlled by Ms. Vasquez.

Risk Factors Relating to Amalco’s Business and Holding the Amalco Securities

First Source Shareholders and CB Gold Shareholders voting in favour of the Amalgamation will be choosing to combine the businesses of First Source and CB Gold.  The operations of both First Source and CB Gold are speculative due to the high risk nature and the current stage of development of their businesses, which involve the acquisition of, exploration for and development of mineral properties.  The risk factors described in this section and elsewhere in this Circular describe some but not all of the risks associated with the Amalgamation, Amalco and the holding of Amalco Shares after the completion of the Amalgamation.  Before voting in favour of the Amalgamation, First Source Shareholders and CB Gold Shareholders should carefully consider these risks along with other risk factors appearing in this Circular.

Risks Associated With First Source, CB Gold and the Amalgamation

Conditions to the Transaction, including TSXV approval, may not be satisfied.

An application has been made to the TSXV by First Source and CB Gold for approval of the Transaction, including the listing of the Amalco Shares issued in connection with the Transaction.  There is no assurance, however, that such approval will be obtained or that all of the conditions required by the TSXV will be met and that the Amalco Shares will be listed on the TSXV or on any other stock exchange.

In addition, there can be no assurance that the other conditions to the completion of the Amalgamation set out in the Amalgamation Agreement will be satisfied or waived and that the Amalgamation will be completed.

Obligations and liabilities of First Source and CB Gold.

By operation of law, upon completion of the Amalgamation under the BCBCA, all of the property, rights and interests of each of First Source and CB Gold will continue to be the property, rights and interests of Amalco and Amalco will continue to be liable for the obligations of each of First Source and CB Gold.  Furthermore, any existing cause of action, claim or liability to prosecution of First Source and CB Gold will be unaffected by the Amalgamation and a legal proceeding being prosecuted or pending by or against First Source or CB Gold may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco.

Pursuant to the LDP Sale Agreement, ASPM Inc. has agreed to assume all liabilities in relation to the LDP Property and to indemnify, among others, First Source, CB Gold and Amalco in relation to any such liabilities.  However, there can be no assurance that ASPM Inc. will be able to satisfy any such liabilities that may arise in relation to the LDP Property or indemnify First Source, CB Gold or Amalco for any such liabilities.

The Subscription Receipt Offering may not be completed in full or at all and its terms may be amended.

CB Gold intends to complete the Subscription Receipt Offering for gross proceeds of up to $35,000,000 (excluding any gross proceeds from any Subscription Receipts sold under an over-allotment option granted to the Agents pursuant to the Engagement Agreement).  However, there can be no assurance that the Subscription Receipt Offering will be completed in full or at all or that the terms of the Subscription Receipt Offering will not have to be amended to be less favourable to CB Gold than the terms set out in the Engagement Agreement.  Additionally, assuming completion of the Subscription Receipt Offering, there can be no assurance that the Escrow Release Conditions will be satisfied.  CB Gold currently has limited financial resources and the inability to substantially complete the Subscription Receipt Offering would materially adversely affect Amalco’s ability to conduct exploration activities on the Norte de Santander Gold Project and acquire various properties and conduct exploration at the Vetas Gold Project.  Any change in the terms of the Subscription Receipt Offering may result in the issuance of additional securities of Amalco and increased dilution.

Risks Associated With the Business of Amalco Assuming Completion of the Amalgamation

An active market for the Amalco Shares may not develop.

Prior to the completion of the Amalgamation, there has been no public market for the CB Gold Shares. Upon completion of the Amalgamation, it is expected that the Amalco Shares will be listed on the TSXV.  The Amalgamation and listing of Amalco Shares remain subject to satisfaction of the conditions imposed by the TSXV and such approval may not be received on a basis acceptable to First Source and CB Gold, or at all.

An active public market for Amalco Shares may not develop or be sustained after completion of the Amalgamation.  The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to its exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Amalco Shares upon completion of the Amalgamation suggest that the market price of Amalco Shares will be volatile and, if so, First Source Shareholders and CB Gold Shareholders may incur substantial losses on their investments.

Trading prices of Amalco Shares may be less than the historical trading prices of the First Source Shares.

Upon completion of the Amalgamation, the trading price of Amalco Shares may be less than the historical trading prices of the First Source Shares (after a corresponding adjustment to the trading price as a result of the exchange ratio of 0.254512 of one Amalco Share for every one First Source Share under the Amalgamation) and it is impossible to predict the trading prices of Amalco Shares after completion of the Amalgamation.  Accordingly, the historical trading prices of First Source Shares may not be indicative of the trading price of Amalco Shares.

If there are substantial sales of Amalco Shares, the trading price of Amalco Shares will likely decline significantly.

Upon completion of the Amalgamation, if Holders of Amalco Shares undertake substantial sales of Amalco Shares, the trading price of such shares will likely decline significantly.  Additionally, sales of a large number of Amalco Shares in the public market or the potential for such sales over time could cause the trading price of Amalco Shares to decline significantly and could impair Amalco’s ability to raise capital through future sales of Amalco Shares.

Dependence on two principal exploration stage projects.

The operations of Amalco will be dependant upon the Norte de Santander Gold Project and the Vetas Gold Project.  These projects may never develop into commercially viable ore bodies, which would have a material adverse effect on Amalco’s potential mineral resource production, profitability, financial performance and results of operation.

Failure to obtain remaining concessions comprising the Norte de Santander Gold Project and the Vetas Gold Project.

CB Gold’s interest in the Norte de Santander Gold Project and the Vetas Gold Project is derived from a number of concessions, certain of which have not yet been transferred to CB Gold but are expected to be transferred by the end of 2010.  Although CB Gold has no reason to believe that the acquisition of such concessions will not be completed as expected, there can be no assurance that this will be the case. Any failure to acquire the remaining concessions could have a material adverse effect on Amalco’s business.

Current Production on the Vetas Gold Project may give rise to environmental liabilities.

Currently, at least ten small underground mines are in production at the Vetas Gold Project.  These operations are owned by individuals or partnerships of small companies located at the village of Vetas which are unrelated to CB Gold.  Although CB Gold has established contact with the owners and operators of these mines and undertaken certain investigations in connection with their operations, there can be no assurance that production at these mines is being conducted in full compliance with the various government and environmental regulations required under the Colombian mining regime.  To the extent that any of the mines are not in compliance with applicable environmental laws, regulations and permitting requirements, enforcement actions thereunder, including orders of regulatory or judicial authorities, may be taken against Amalco as a result of its interest in the Vetas Gold Project.  Any such actions or orders may cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production, or require abandonment or delays the exploration and in development of current or new mining properties.

Dependence on future financing.

Amalco’s business plan calls for substantial investment and cost in connection with the exploration and development of the Norte de Santander Gold Project and the Vetas Gold Project.  There can be no assurance that Amalco will have the funds required to make such expenditures or that those expenditures will prove profitable.  Any direct acquisition of any of the claims under lease or option is subject to Amalco’s ability to obtain the financing necessary for it to fund and carry out exploration programs on the subject properties.  The requirements are substantial.  Obtaining additional financing would be subject to a number of factors, including market prices for minerals, investor acceptance of Amalco’s properties and investor sentiment.  These factors may make the timing, amount, terms or conditions of additional financing unavailable to Amalco.  The most likely source of future funds presently available to Amalco is through equity or debt financings.  Any sale of share capital will result in dilution to existing shareholders.

Depending on future exploration and development plans, Amalco may require additional financing which may not be available or, if available, may not be available on favourable terms.

Political and economic uncertainties in Colombia.

Amalco’s principal mineral properties will be located in Colombia.  Although Colombia has a long-standing tradition respecting the rule of law which has been bolstered in recent years by the present government’s policies and programs, no assurances can be given that Amalco’s plans and operations will not be adversely affected by future developments in Colombia.  Operations in Colombia are subject to risk due to the potential for social, political, economic, legal and fiscal instability.  The government in Colombia faces ongoing problems of inflation, unemployment and inequitable income distribution.  While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, Amalco’s exploration efforts may be affected.  Amalco does not carry political risk insurance.

Further, Colombia has in the past experienced a difficult security environment. In particular, various illegal groups that may be active in and around regions in which Amalco has or may have operations may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on Amalco’s operations in such regions.  Colombia is also home to South America’s largest and longest running insurgency and large swaths of the countryside are under guerrilla influence.  In addition, Colombia experiences narcotics-related violence and civil unrest in certain areas of the country.  Such instability may require Amalco to suspend operations on its properties.  In the event that continued operations in these regions compromise Amalco’s security or business principles, Amalco may withdraw from these regions on a temporary or permanent basis, which, in turn, could have a material adverse impact on Amalco’s results of operations and financial condition.

Although CB Gold is not presently aware of any circumstances or facts which may cause the foregoing to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in CB Gold’s operations or other matters.  Amalco also bears the risk that changes can occur in the government of Colombia and a new government may void or change the laws and regulations upon which Amalco will be relying in planning and conducting its business activities.  See “Amalco will be subject to various government regulations and environmental concerns.” below.

Additionally, the perception that matters have not improved in Colombia may hinder Amalco’s ability to access capital markets in a timely or cost effective manner.

No known resources or reserves on Amalco’s properties.

CB Gold has not found any mineral resources or reserves on its claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals.  Even if commercial quantities of minerals are identified, there can be no assurance that Amalco will be able to exploit the reserves or, if Amalco is able to exploit them, that it will do so on a profitable basis.  Substantial expenditures may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required.  It is impossible to ensure that the exploration or development programs planned by Amalco will result in a profitable commercial mining operation.  The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists.  Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Amalco not receiving an adequate return on invested capital.

Historical dependence on distributions of securities for funding requirements.

The principal source of funds available to each of CB Gold and First Source has been primarily through equity financings and it is expected that Amalco will continue to raise funds through the distribution of Amalco Shares. From incorporation to the date hereof, CB Gold has raised approximately $10,000,000 by issuing 69,710,136 CB

Gold Shares.  From incorporation to the date hereof, First Source has raised approximately $1,500,000 by issuing 9,330,955 First Source Shares.  Upon successful completion of the Amalgamation and the Subscription Receipt Offering, management of First Source and CB Gold believe that the resulting funds that would be available to Amalco at the time of the completion of the Transaction would enable it to continue operations and meet obligations under its property agreements until the end of 2011, after which further funding would be required.  Future equity financing undertaken by Amalco will cause dilution to existing Holders of Amalco Shares.

Uncertainty in global markets and economic conditions.

Recently, global markets as well as general economic conditions have been disrupted and volatile.  In 2008 and 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes.  Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions.  Some financial institutions around the world have failed and others have been forced to seek acquisition partners.  Various governments have taken steps to try to stabilize the financial system, including investing in financial institutions.

As discussed above, CB Gold and First Source have, and Amalco will, rely on the capital markets for necessary capital expenditures.  As a result, the business, financial condition and operations of Amalco could be adversely affected by: (i) continued disruption and volatility in financial markets; (ii) continued capital and liquidity concerns regarding financial institutions generally and hindering Amalco’s counterparties specifically; (iii) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system; or (iv) recessionary conditions that are deeper or last longer than currently anticipated.

Amalco may not be able to generate revenues.

Amalco will have a limited operating history and must be considered to be an exploration stage company. Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises.  The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that Amalco plans to undertake.  These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates.  The expenditures to be made by Amalco in the exploration of mineral claims may not result in the discovery of mineral deposits.  Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts.  If the results of future exploration programs do not reveal viable commercial mineralization, Amalco may decide to abandon its claims and acquire new claims for new exploration or cease operations.

Further, neither CB Gold nor First Source has earned any revenues as of the date of this Circular and neither has ever been profitable.  Neither company has an interest in any revenue generating properties.  Prior to being able to generate revenues, Amalco will incur substantial operating and exploration expenditures.  Based upon current plans, Amalco is expected to incur significant operating losses into the foreseeable future.  Management of CB Gold and First Source cannot guarantee that Amalco will be successful in raising capital to fund these operating losses or generate revenues in the future.  There can be no assurance that Amalco will ever generate any operating revenues or achieve profitable operations.  If Amalco is unsuccessful in addressing these risks, Amalco’s business will most likely fail and its investors could lose their entire investment.

The speculative nature of the exploration of natural resource properties.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines.  There is no assurance that any of the claims Amalco will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk.  Even a combination of careful evaluation, experience and knowledge may not eliminate such risk.  Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability of Amalco to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.  While appropriate precautions to mitigate these risks are planned to be taken, operations are subject to hazards such as equipment failure or failure of structures which may result in environmental pollution and consequent liability.  Even though Amalco intends to obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable or Amalco might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Amalco could incur significant costs that could have a material adverse effect upon its financial condition.  See also “- There are uninsurable risks which could reduce or eliminate any future profitability”.

There are uninsurable risks which could reduce or eliminate any future profitability.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur.  It is not always possible to fully insure against such risks and Amalco may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of Amalco Shares.

As of the date of this Circular, neither CB Gold nor First Source is insured against environmental risks.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  Amalco will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance.  Without such insurance, and if Amalco becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Amalco has to pay such liabilities and result in bankruptcy.  Should Amalco be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Amalco may not have good title to its mining claims.

Amalco will not maintain insurance against title.  Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.  CB Gold has diligently investigated title to its mineral claims; however, this should not be construed as a guarantee of title.  Amalco will continue to diligently investigate and seek to confirm title to mineral concessions which it holds either directly or through its equity interest in its Subsidiaries.  Amalco cannot give any assurance that title to any of its properties will not be challenged or impugned and cannot guarantee that Amalco will have or acquire valid title to these mining properties.  For example, there is a risk that the Colombian government may in the future grant additional titles to small miners currently mining on the Vetas Gold Project or Amalco may be unable to convince current miners to vacate the Vetas Gold Project.  The possibility also exists that title to existing properties or future prospective properties may be lost due to an omission in the claim of title, prior activities of the property vendors or changes in the Laws or application thereof which affects Amalco’s title or by Amalco’s inability to honour its contractual purchase obligations.

CB Gold has obtained a title report from Colombian legal counsel with respect to title to its properties at the Norte de Santander Gold Project and the Vetas Gold Project, but this should not be construed as a guarantee of title.  Other parties may dispute the title of CB Gold (and therefore Amalco) to any of its mineral properties and any of such properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected encumbrances or defects or governmental actions.

Use of unreliable historical data.

CB Gold has compiled technical data in respect of the Norte de Santander Gold Project and the Vetas Gold Project, most of which was not prepared by CB Gold.  While the data represents a useful resource for Amalco, much of it must be verified by Amalco before being relied upon in formulating exploration programs.

Competition from other exploration companies.

Amalco will compete with other exploration companies which have greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  Amalco’s ability to locate and increase resources and reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.  Further, the gross disparity in size between large and small mining producers in Colombia restricts small producers in that they have limited influence to secure access to Colombia’s transportation infrastructure, including rail and port facilities.  This access is necessary for producers to access international export markets for their production and to competitively sell Colombian minerals in international markets.  Amalco may have difficulties successfully accessing transportation infrastructure necessary to export the minerals it may produce in the future.

As a result of this competition, Amalco may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Amalco’s revenues, operations and financial condition could be materially adversely affected.

Dependence on key personnel.

Amalco’s operations will be highly dependent on its President and Chief Executive Officer, Fabio Capponi, and its Vice President, Corporate Development and Chairman, Giles Baynham, as well as on certain other key members of its management team who have significant contacts and experience conducting business in Colombia.  The failure to retain such individuals would materially adversely affect Amalco’s business.  Amalco’s success is also largely dependent on its ability to hire and retain other highly qualified personnel.  This is particularly true in highly technical businesses such as mineral exploration.  These individuals are in high demand and Amalco may not be able to attract the personnel it needs.  In addition, Amalco may not be able to afford the high salaries and fees demanded by qualified personnel, or it may not be able to retain such employees after they are hired.  Failure to hire key personnel when needed or to retain such personnel, on acceptable terms, would have a significant negative effect on Amalco’s business.

Inability of Amalco’s directors and officers to devote sufficient time to the operation of the business may limit Amalco’s success.

Presently some of the proposed directors and officers will allocate only a portion of their time to the operation of Amalco’s business.  If the business requires more time for operations than anticipated or the business develops faster than anticipated, the proposed directors and officers may not be able to devote sufficient time to the operation of the business to ensure that it continues as a going concern.  Even if this lack of sufficient time of management is not fatal to Amalco’s existence, it may result in limited growth and success of the business.

Government regulations and environmental concerns.

Amalco will be subject to various government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation.  Amalco cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions and delays in the development of the Norte de Santander Gold Project and the Vetas Gold Project.  Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Permits from a variety of regulatory authorities are required for many aspects of mineral exploration, development, construction, operation and reclamation.  In the context of environmental permitting, including the approval of reclamation plans, Amalco must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented or enforced by the permitting authority.  Parties engaged in the exploration or development of exploration properties may also be required to compensate those incurring loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any significant operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off or accidental discharge.  No assurances can be given that required approvals will be obtained from regulatory or environmental authorities in a timely manner or at all.  While each of First Source and CB Gold do not believe that it has any material environmental obligations, exploration activities may give rise in the future to significant liabilities on Amalco’s part to the government and third parties and may require substantial costs of remediation.

Further, any changes in these laws could affect the operations and economics of Amalco.  Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of Amalco’s properties, the extent of which cannot be predicted.  Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation or enforcement thereof, could have a material adverse impact on the business of Amalco and cause increases in exploration expenses, capital expenditures or production costs or a reduction in levels of production, when producing, or require abandonment or delays in development of new mining properties.

If Amalco becomes more active on its properties, it is reasonable to expect that compliance with environmental regulations will increase costs.  Such compliance may include feasibility studies on the surface impact of proposed operations, costs associated with minimizing surface impact, water treatment and protection, reclamation activities, including rehabilitation of various sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure compliance with applicable regulations.  It is possible that the costs and delays associated with such compliance could become so prohibitive that Amalco may decide not to proceed with the exploration, development or, if relevant, mining operations on the Norte de Santander Gold Project or the Vetas Gold Project.

On February 9, 2010, the Colombian Congress implemented the 2010 Code Amendment which prohibits mining and exploration activity in the “Paramo” ecosystem.  The areas of Paramo are identified according to the geographical information provided by the Alexander Von Humboldt Biological Resources Research Institute in Colombia and will have to be delimited by the relevant environmental authority based on technical, social and environmental studies.  It is not clear whether or how the 2010 Code Amendment or the determination of the areas that fall within the Paramo ecosystem will affect the Norte de Santander Gold Project or the Vetas Gold Project.  There is a risk that Amalco’s properties or the economic viability of its projects will be materially adversely affected.

Issuances of securities of Amalco will result in dilution to Holders of Amalco Shares.

After giving effect to the Subscription Receipt Offering (assuming the issuance of 46,666,666 Subscription Receipts under such offering) and the Amalgamation, there will be 119,030,703 Amalco Shares issued and outstanding, as well as 3,646,814 Amalco Options, 23,333,333 Amalco Financing Warrants and 2,800,000 Amalco Agent Compensation Options outstanding.  In the event that all of such Amalco Options, Amalco Financing Warrants and Agent Compensation Options, and the Amalco Agent Warrants issuable upon exercise of such Amalco Agent Compensation Options, are exercised, an aggregate of 150,210,850 Amalco Shares would be issued and outstanding.

The Holders of Amalco Options, Amalco Financing Warrants, Amalco Agent Compensation Options and, if issued pursuant to the terms of the Amalco Agent Compensation Options, the Amalco Agent Warrants, will have an opportunity to profit from a rise in the market price of Amalco Shares with a resulting dilution in the interests of Holders of Amalco Shares.  Amalco’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of Amalco Shares.  The Holders of Amalco Options, Amalco Financing Warrants, Amalco Agent Compensation Options and, if issued pursuant to the terms of the Amalco Agent Compensation Options, the Amalco Agent Warrants, may exercise such securities at a time when Amalco would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Amalco Shares issued and outstanding and the possibility of sales of such shares may have a depressive effect on the price of Amalco Shares.  In addition, as a result of such additionally issued Amalco Shares, the voting power that the First Source Shareholders and CB Gold Shareholders will have as Holders of Amalco Shares immediately after completion of the Amalgamation will be diluted.

In addition to the potential issuance of Amalco Shares pursuant to the Amalco Convertible Securities and the Amalco Agent Warrants, an aggregate of up to an additional 6,000,000 Amalco Shares are issuable pursuant to the PSA, option agreements and other property acquisition agreements in connection with the acquisition of properties at the Norte de Santander Gold Project and the Vetas Gold Project.

Officers and directors of Amalco will own significant Amalco Shares and can exercise significant influence.

The officers and directors of Amalco, as a group, will beneficially own, on a non-diluted basis, approximately 33.1% of the outstanding Amalco Shares following the completion of the Subscription Receipt Offering (assuming the issuance of 46,666,666 Subscription Receipts under such offering) and the Amalgamation and approximately 26.2% of the outstanding Amalco Shares assuming the exercise of the Amalco Options, the Amalco Financing Warrants, the Amalco Agent Compensation Options and the Amalco Agent Warrants issuable pursuant to such offering.  As shareholders of Amalco, the officers and directors will be able to exert significant influence on matters requiring approval by shareholders, including the election of directors and the approval of any significant corporate transactions.  The concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

Infrastructure in Colombia may not be adequate to support Amalco’s operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors affecting capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Amalco’s operations, financial condition and results of operations.

Management of CB Gold believes that the infrastructure weaknesses in Colombia are comparable to those in many other remote mining locations in other parts of the world.

Conflicts of interest.

Certain of the directors and officers of Amalco are or may become directors of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions of the Amalco Board.  To the extent that such other companies may participate in ventures in which Amalco is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.  The corporate laws of British Columbia require the directors and officers to act honestly and in good faith with a view to the best interests of Amalco.  However, in conflict of interest situations, Amalco’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the interests of Amalco will receive priority in all cases.

Marketability of mineralized material is subject to numerous factors.

The marketability of mineralized material which may be acquired or discovered by Amalco will be affected by numerous factors beyond its control.  These factors include market fluctuations in the prices of minerals sought (see “Fluctuation in mineral prices” below), which are highly volatile, the proximity and capacity of natural resource markets and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The effect of these factors cannot be accurately predicted, but may result in Amalco not receiving an adequate return on invested capital.

Fluctuation in mineral prices.

Future mineral prices cannot be accurately predicted and have experienced volatile and significant price movements over short periods of time.  Mineral prices are affected by numerous factors beyond the control of Amalco, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Colombian peso relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  In particular, the supply of and demand for gold and silver are affected by, among other factors, political events, economic conditions and production costs in major gold producing regions and governmental or central bank policies with respect to gold holdings.  Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense that would be incurred in closing a property permanently.  A severe decline in the price of gold or silver would have a material adverse effect on Amalco and could result in the suspension of its exploration or development programs or any mining operations.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of Amalco’s investments in mining properties and increased amortization, reclamation and closure charges in the event that a mine is developed.

In addition to adversely affecting mineralized material estimates, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project.  Such a reassessment may be the result of a management decision related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

No cash dividends on Amalco Shares.

Shareholders should not anticipate receiving cash dividends on the Amalco Shares.  Neither CB Gold nor First Source has ever declared or paid any cash dividends or distributions on its common shares.  It is currently expected that Amalco will retain future earnings, if any, to support operations and to finance explorations and therefore not pay any cash dividends on Amalco Shares in the foreseeable future.

Repatriation of earnings.

Currently there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions.  However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future.  Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia.  However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign shareholders and other foreign expenses.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in recent years.  Management of First Source and CB Gold anticipate that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including rules implemented by the Canadian Securities Administrators and the TSXV, and will result in some activities becoming more time-consuming and costly.  There can be no assurance that Amalco will be able to effectively meet all of the requirements of these new regulations, including National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”).  Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm Amalco’s operating results, result in the failure to meet reporting obligations or result in management being required to give a qualified assessment of Amalco’s internal controls over financial reporting or Amalco’s independent auditors providing an adverse opinion regarding management’s assessment.  Any such result could cause investors to lose confidence in Amalco’s reported financial information, which could have a material adverse effect on the market price of Amalco Shares.  These new rules and regulations may make it more difficult and more expensive for Amalco to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain appropriate coverage.  As a result, it may be more difficult for Amalco to attract and retain qualified individuals to serve on its board of directors or as executive officers.  If Amalco fails to maintain the adequacy of its internal controls, Amalco’s ability to provide accurate financial statements and comply with the requirements of NI 52-109 could be impaired, which could cause the market price of Amalco Shares to decrease.

NGO intervention.

A number of non-governmental organizations (“NGOs”) are becoming increasingly active in Colombia as the security and safety in Colombia increases.  These organizations may create or encourage public unrest and anti-

mining sentiment among the inhabitants in areas of mineral development.  Such organizations have been involved, with financial assistance from other groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of other mineral projects.

Use of available funds.

Management of CB Gold intends to allocate the available funds as described under “Part IV:  Information Concerning Amalco - Available Funds and Principal Use of Funds” in this Circular.  However, management of Amalco will have the discretion in the actual application of the available funds, and may determine to allocate such funds differently from that described if they believe it would be in Amalco best interest to do so as circumstances change.  The failure by management to apply these funds effectively could have a material adverse effect on the business of Amalco.

Currency risk.

Amalco anticipates reporting its financial results and maintains its accounts in Canadian dollars and the markets for gold and silver are principally denominated in United States dollars.  Amalco’s operations in Colombia will make it subject to further foreign currency fluctuations and such fluctuations may materially affect Amalco’s financial position and results.  The Company is exposed to foreign exchange risk from the exchange rate of the Colombian peso relative to the Canadian and United States dollars.  Foreign exchange risk is mainly derived from assets and liabilities stated in Colombian pesos.  Management of CB Gold intends to limit Amalco’s foreign exchange risk by the acquisition of short-term financial instruments and, when possible, minimize its pesos monetary asset positions.

Enforcement of civil liabilities.

Substantially all of Amalco’s assets will be located outside of Canada and certain of the directors and officers of Amalco are or may be resident outside of Canada.  As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of Amalco or Amalco’s directors and officers residing outside of Canada.

Joint ventures.

Amalco may enter into joint ventures in the future.  Any failure of a joint venture partner to meet its obligations to Amalco or third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on such joint ventures.  In addition, Amalco may be unable to exert influence over strategic decisions made in respect of properties that are the subject of such joint ventures.

Principal properties are located in remote areas.

Certain of Amalco’s exploration operations are located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining.  It is expected that Amalco will have access to modern mining equipment, skills and technologies for operating in areas with harsh climates.  Nevertheless, Amalco may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on Amalco’s business and results of operations.  The remote location of Amalco’s principal operations also results in increased costs and transportation difficulties.

Auditors, Registrar and Transfer Agent

The auditors of Amalco will be BDO Canada LLP at its offices at 600-925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

The registrar and transfer agent of the Amalco Shares will be Computershare Investor Services Inc., at its offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

PART V:  GENERAL

Responsibility for Information

First Source has provided the information contained in this Circular concerning First Source prior to the Amalgamation regarding its business, assets and operations, including the information incorporated by reference, its financial information and financial statements.  CB Gold has provided the information contained in this Circular concerning CB Gold prior to the Amalgamation regarding its business, assets and operations, including its financial information and financial statements.  All pro forma information in this Circular relating to Amalco following the Amalgamation has been provided by both CB Gold and First Source.

First Source assumes no responsibility for the accuracy or completeness of information concerning CB Gold or any omission on the part of CB Gold to disclose facts or events which may affect the accuracy of any such information.  CB Gold assumes no responsibility for the accuracy or completeness of information concerning First Source or any omission on the part of First Source to disclose facts or events which may affect the accuracy of any such information.

Sponsorship and Agent Relationship

In connection with Amalco’s application for the listing of the Amalco Shares on the TSXV, Amalco has requested an exemption from TSXV sponsorship requirements on the basis that GMP will act as agent for the Subscription Receipt Offering on a best efforts basis under the terms of the Engagement Agreement.  GMP is at arm’s length to Amalco, CB Gold and First Source and does not own any securities of either CB Gold or First Source.

Pursuant to the Engagement Agreement, GMP will receive up to 2,800,000 Amalco Agent Compensation Options exercisable for the purchase of an aggregate of up to 2,800,000 Amalco Shares and up to 1,400,000 Amalco Agent Warrants.  Each such Amalco Agent Compensation Option is exercisable, at a price of $0.75, for the purchase of one additional Amalco Share at a price of $1.10 for a period of two years after the completion of the Amalgamation.  The Agents will also receive a cash commission equal to 6% of the aggregate gross proceeds of the Subscription Receipt Offering (being $2,100,000 in the event that the Subscription Receipt Offering is completed for aggregate gross proceeds of $35,000,000) upon the release from escrow of the proceeds of the Subscription Receipt Offering.

Opinions

The following professional persons have prepared reports or provided opinions that are either included in or referred to in this Circular:

1.	Lawson Lundell LLP has provided the opinion contained under “Part I: The Amalgamation - Certain Canadian Federal Income Tax Considerations”;

2.
Smythe Ratcliffe LLP, Chartered Accountants, has provided an audit report on the financial statements of First Source for the years ended July 31, 2009, 2008 and 2007.  See the audited financial statements of First Source for the year ended July 31, 2009, which are available under First Source’s profile on SEDAR at www.sedar.com;

3.	BDO Canada LLP, Chartered Accountants, has provided an audit report on the financial statements of CB Gold for the period from incorporation on May 11, 2009 to December 31, 2009. See Appendix “E”; and

4.	Scott Wilson RPA prepared the Vetas Report and the Norte de Santander Report.

Fees and Expenses

The costs of the Transaction, including expenses incurred by First Source and CB Gold in respect of legal, accounting, professional advisory, transfer agent, printing and TSXV listing fees and costs are estimated to be approximately $120,000 in the aggregate.

Interest of Experts

None of Lawson Lundell LLP, legal counsel to CB Gold, or Hrayr Agnerian, M.Sc (Applied), P.Geo of Scott Wilson RPA, or any associate or partner thereof, has received or will receive a direct or indirect interest in the property of CB Gold or First Source or any associate or affiliate of CB Gold or First Source, nor will the aforementioned persons receive a direct or indirect interest in the property of Amalco or any of its associates or affiliates upon completion of the Amalgamation.

As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of each of CB Gold or First Source.  None of the aforementioned persons currently is or is expected to be elected, appointed or employed as a director, officer or employee of CB Gold, First Source or Amalco or of their associates or affiliates.

Each of Smythe Ratcliffe LLP and BDO Canada LLP is independent of First Source, CB Gold and Amalco as defined by the Institute of Chartered Accountants of British Columbia.

No Person who has provided an opinion or report referenced in this Circular is expected to be elected, appointed or employed as a director, officer or employee of Amalco or any of its Associates or Affiliates.

Financial Statements

First Source

The following financial statements of First Source are available under First Source’s profile on SEDAR at www.sedar.com and are incorporated by reference herein:

(a)	audited balance sheets as at July 31, 2009 and 2008, and the audited statements of operations and deficit and cash flows for the years ended July 31, 2009 and 2008;

(b)	audited balance sheets as at July 31, 2008 and 2007 and audited statements of operations and deficit and cash flow for the years ended July 31, 2008 and 2007; and

(c)	unaudited balance sheet as at January 31, 2010, and the unaudited statements of cash flows, operations and deficit for the three and six months ended January 31, 2010.

CB Gold

The following financial statements of CB Gold are attached to this Circular as Appendix “E”:

(a)
audited consolidated balance sheet as at December 31, 2009 and the audited consolidated statements of operations, comprehensive loss and deficit and cashflows for the period from incorporation on May 11, 2009 to December 31, 2009; and

(b)
unaudited consolidated balance sheet as at March 31, 2010 and the unaudited consolidated statement of operations, comprehensive loss and deficit and cash flow for the three months ended March 31, 2010.

Amalco

The unaudited pro forma consolidated financial statements of Amalco are attached to this Circular as Appendix “D”.

Other Material Facts

There are no other material facts relating to First Source, CB Gold, Amalco or the proposed Transaction not disclosed elsewhere in this Circular.

Board Approval

The contents and sending of this Circular have been approved by the First Source Board and the CB Gold Board.  Where information contained in this Circular rests particularly within the knowledge of a Person other than First Source or CB Gold, First Source or CB Gold has relied upon information furnished by such Person.

Consent of Lawson Lundell LLP

We hereby consent to the inclusion of and references to our opinion contained under “Part I:  The Amalgamation - Certain Canadian Federal Income Tax Considerations” in the joint management information circular of First Source Resource Inc. and CB Gold Inc. dated June 28, 2010 with respect to the proposed amalgamation of those companies.

(Signed) “Lawson Lundell LLP”

Vancouver, British Columbia

June 28, 2010

Consent of BDO Canada LLP

We have read the joint management information circular (the “Circular”) of First Source Resources Inc. and CB Gold Inc. (“CB Gold”) dated June 28, 2010 with respect to the proposed amalgamation of those companies. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the Circular of our report to the directors of CB Gold on the consolidated balance sheet of CB Gold as at December 31, 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the period from incorporation on May 11, 2009 to December 31, 2009.  Our report is dated May 17, 2010.

(Signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, British Columbia

June 28, 2010

Consent of Smythe Ratcliffe LLP

We have read the joint management information circular (the “Circular”) of First Source Resources Inc. (“First Source”) and CB Gold Inc. dated June 28, 2010 with respect to the proposed amalgamation of First Source and CB Gold.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use through incorporation by reference in the above mentioned Circular of our auditors’ report to the shareholders of First Source on the audited balance sheets of First Source as at July 31, 2008 and 2007 and the statements of operations and deficit and cash flows for the years ended July 31, 2008 and 2007.  Our report is dated October 9, 2008.

(Signed) “Smythe Ratcliffe LLP”

Chartered Accountants

Vancouver, British Columbia

June 28, 2010

Consent of Smythe Ratcliffe LLP

We have read the joint management information circular (the “Circular”) of First Source Resources Inc. (“First Source”) and CB Gold Inc. (“CB Gold”) dated June 28, 2010 with respect to the proposed amalgamation of First Source and CB Gold.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned Circular of our auditors’ report to the shareholders of First Source on the audited balance sheets of First Source as at July 31, 2009 and 2008 and the statements of operations and deficit and cash flows for the years ended July 31, 2009 and 2008.  Our report is dated October 5, 2009.

(Signed) “Smythe Ratcliffe LLP”

Chartered Accountants

Vancouver, British Columbia

June 28, 2010

Appendix “A”

First Source Resolutions

First Source Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
The amalgamation of First Source Resources Inc. (“First Source”) and CB Gold Inc. (“CB Gold”) (the “Amalgamation”), as provided for in and subject to the terms and conditions set forth in the amalgamation agreement dated as of April 20, 2010, as amended and restated June 28, 2010 (the “Amalgamation Agreement”) between First Source and CB Gold (as the Amalgamation may be modified or amended), is hereby authorized and approved;

(b)
The Amalgamation Agreement, substantially as described in the joint management information circular of First Source and CB Gold dated June 28, 2010 (the “Circular”) accompanying the notice of this meeting is hereby authorized, approved and adopted;

(c)
Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation authorized, approved and adopted) by the holders of common shares of First Source (“First Source Shareholders”), the directors of First Source are hereby authorized and empowered, without further notice to or approval of the First Source Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

(d)
Any director or officer of First Source is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of First Source, to do or to cause to be done all such other acts and things in the opinion of such director or officer of First Source as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

First Source Extraordinary Sale Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
The sale of First Source’s interest in the Lac des Pics property (the “LDP Property”), which constitutes a disposition of all or substantially all of First Source’s undertaking under the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the agreement between First Source and ASPM Inc. dated April 20, 2010, as amended on June 7, 2010 (the “LDP Sale Agreement”), as described in the Circular, is hereby authorized as required by Section 301(1)(b) of the BCBCA and approved;

(b)
Notwithstanding that this resolution has been passed (and the sale by First Source of the LDP Property authorized and approved) by the First Source Shareholders, the directors of First Source are hereby authorized and empowered, subject to the terms and conditions of the LDP Sale Agreement, to determine at any time not to proceed with the sale of the LDP Property and to abandon all resolutions in connection with such sale at any time prior to the completion thereof, without further notice to or approval of the First Source Shareholders; and

(c)
Any director or officer of First Source is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of First Source, to do or to cause to be done all such other acts and things in the opinion of such director or officer of First Source as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

A-2

First Source Stock Option Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)
The stock option plan  (the “Amalco Stock Option Plan”), in substantially the form as set out in Appendix “C” to the Circular, is hereby authorized and approved as the stock option plan of the company continuing from the Amalgamation (“Amalco”), with any such changes thereto as may be approved by the directors of Amalco;

(b)
The grant by Amalco of the options to purchase common shares of Amalco resulting from the exchange of outstanding options to purchase common shares of CB Gold and outstanding options to purchase common shares of First Source for such options to purchase common shares of Amalco under the Amalgamation, as described in the Circular, is hereby authorized and approved; and

(c)
Any director or officer of First Source is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of First Source, to do or to cause to be done all such other acts and things in the opinion of such director or officer of First Source as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

Appendix “B”

CB Gold Resolutions

CB Gold Amalgamation Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
The amalgamation of First Source Resources Inc. (“First Source”) and CB Gold Inc. (“CB Gold”) (the “Amalgamation”), as provided for in and subject to the terms and conditions set forth in the amalgamation agreement dated as of April 20, 2010, as amended and restated June 28, 2010 (the “Amalgamation Agreement”) between First Source and CB Gold (as the Amalgamation may be modified or amended), is hereby authorized and approved;

(b)
The Amalgamation Agreement, substantially as described in the joint management information circular of First Source and CB Gold dated June 28, 2010 accompanying the notice of this meeting (the “Circular”) is hereby authorized, approved and adopted;

(c)
Notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation authorized, approved and adopted) by the holders of common shares of CB Gold (“CB Gold Shareholders”), the directors of CB Gold are hereby authorized and empowered, without further notice to or approval of the CB Gold Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

(d)
Any director or officer of CB Gold is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of CB Gold, to do or to cause to be done all such other acts and things in the opinion of such director or officer of CB Gold as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

CB Gold Stock Option Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)
The stock option plan  (the “Amalco Stock Option Plan”), in substantially the form as set out in Appendix “C” to the Circular, is hereby authorized and approved as the stock option plan of the company continuing from the Amalgamation (“Amalco”), with any such changes thereto as may be approved by the directors of Amalco;

(b)
The grant by Amalco of the options to purchase common shares of Amalco resulting from the exchange of outstanding options to purchase common shares of CB Gold and outstanding options to purchase common shares of First Source for such options to purchase common shares of Amalco under the Amalgamation, as described in the Circular, is hereby authorized and approved; and

(c)
Any director or officer of First Source is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of First Source, to do or to cause to be done all such other acts and things in the opinion of such director or officer of First Source as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

Appendix “C”

Amalco Stock Option Plan

CB GOLD INC. STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The purpose of the Plan is to provide Eligible Persons with an opportunity to purchase Shares and to benefit from the appreciation in the value of the Shares.  The Plan will provide an increased incentive for those individuals to contribute to the future growth, success and prosperity of the Company, thus enhancing the value of the Shares for the benefit of all of the Company’s shareholders and increasing the ability of the Company and any Affiliate to attract and retain skilled and motivated individuals.

2.	INTERPRETATION

2.1	Definitions

In the Plan, the following terms shall have the following meanings:

“Associate” means an associate as defined in Exchange Policy 1.1 – Interpretation.

“Affiliate” means a company that is affiliated with the Company such that one of them is the subsidiary of the other or each of them is controlled by the same person;

“Board” means the board of directors of the Company and any committees of the board of directors to which any or all authority, rights, powers and discretion with respect to the Plan has been delegated;

“Cause” means any act, omission or course of conduct recognized as cause under applicable law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

“Change of Control” means (i) any change in ownership, direct or indirect, of shares of the Company as a result of which, or following which, a person or group of persons beneficially owns, directly or indirectly, or exercises control or direction over shares of the Company, which would entitle the person or group of persons to cast more than 50% of the votes attaching to all shares of the Company that may be cast to elect directors of the Company; or (ii) the acquisition by a person or a group of persons of all or substantially all of the assets of the Company, including without limitation, the right to the Company’s reserves;

“Company” means CB Gold Inc. and its successors;

“Consultant” means a person or company, other than an Employee, Officer or Director, that is engaged to provide services to the Company or an Affiliate, other than services in relation to a distribution, under a written contract with the Company or an Affiliate, and otherwise meets the definition of “consultant” contained in NI 45-106 and Exchange

Policy 4.4 – Incentive Stock Options, and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

“Director” means a director of the Company or an Affiliate;

“Disability” means any disability with respect to a Participant, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Participant from:

(a) being employed or engaged by the Company, an Affiliate or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or an Affiliate;

(b) acting as a director or officer of the Company or an Affiliate; or

(c)
engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or which has lasted or can be expected to last a continual period of not less than 12 months;

“Disinterested Shareholders” means the shareholders of the Company, including holders of any non-voting and subordinate voting shares of the Company, but excluding:

(a) Insiders to whom Options may be issued under the Plan; and

(b) Associates of those Insiders;

“Discounted Market Price” means the “Market Price” as defined in Exchange Policy 1.1 – Interpretation, less the allowable discount under the Policies of the Exchange;

“Eligible Person” means a bona fide Director, Officer, Employee, Consultant, and any “permitted assign” within the meaning of NI 45-106;

“Employee” means an employee (whether full-time or part-time) of the Company or an Affiliate within the meaning of Exchange Policy 4.4 – Incentive Stock Options, or a Management Company Employee;

“Exchange” means the TSX Venture Exchange or, if the Shares are not listed and posted for trading on the TSX Venture Exchange, the most senior stock exchange in Canada on which the Shares are listed and posted for trading;

“Expiry Date” means the date set by the Board under Section 3.1 of the Plan, as the last date on which an Option may be exercised by the Participant;

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted;

“Insider” means:

(a) an insider as defined in the Securities Act, other than a person who is an insider solely by virtue of being a director or senior officer of an Affiliate; and

(b) an Associate of any person who is an insider under section (a);

“Investor Relations Activities” means investor relations activities as defined in Exchange Policy 1.1 – Interpretation;

“Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“Officer” means an executive officer (as that term is defined in NI 45-106) of the Company or an Affiliate;

“Option” means an option to purchase Shares granted pursuant to the Plan;

“Option Agreement” means an agreement, in the form attached hereto as Schedule A, whereby the Company grants an Option to a Participant;

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5;

“Option Shares” means the aggregate number of Shares, which a Participant may purchase under an Option;

“Participant” means an Eligible Person granted an Option pursuant to the Plan and his heirs, executors and administrators and, subject to the policies of the Exchange, a Participant may also be a company wholly-owned by an individual eligible for an Option grant pursuant to the Plan;

“Plan” means this CB Gold Inc. Stock Option Plan, as amended from time to time in accordance with the provisions hereof;

“Securities Act” means the Securities Act, (British Columbia), as amended from time to time;

“Shares” means the common shares in the capital of the Company as constituted on the date of the Plan provided that, in the event of any adjustment pursuant to Section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment;

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued,

as adjusted from time to time in accordance with the provisions of Section 5, such adjustments to be cumulative; and

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Participant pursuant to the terms of the Option Agreement.

2.2.	Number and Gender

The Plan shall be read with all changes in number and gender required by the context.

2.3	Sections

A reference to a Section includes all subsections in that Section, unless the context otherwise requires.

2.4	Currency

Unless the context otherwise requires or the Board determines otherwise, all references to currency shall be to the lawful money of Canada.

3.	GRANT OF OPTIONS AND ADMINISTRATION OF THE PLAN

3.1	Option Terms

The Board may from time to time authorize the grant of Options to Eligible Persons on the terms and subject to the conditions set out in the Plan and any additional terms and conditions imposed by the Company and set out in the Option Agreement as determined by the Board in its sole and unfettered discretion.  Notwithstanding the foregoing, if the Shares become listed and posted for trading on the Exchange:

(a) the Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date or such other minimum price as may be required by the Exchange;

(b) the Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date; and

(c) Options shall not be assignable or transferable by the Participant.

For greater certainty, the Board shall not be permitted to amend the Option Price except as set out in Section 5 of the Plan.

3.2	Limits on Shares Issuable on Exercise of Options

Subject to Section 5.1,

(a)
the maximum number of Shares that may be issuable pursuant to Options granted under the Plan shall be a number equal to 10% of the number of issued and outstanding Shares on a non-diluted basis at any time;

	(b)	unless approved by a majority of the Disinterested Shareholders,

(i)
the aggregate number of Shares issuable pursuant to Options granted to Insiders pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Shares on a non-diluted basis at any time;

(ii)
the aggregate number of Shares issued to Insiders pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements within any 12 month period may not exceed 10% of the issued and outstanding Shares on a non-diluted basis; and

(iii)
the aggregate number of Shares issuable to any one Participant pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements within any 12 month period may not exceed 5% of the issued and outstanding Shares on a non-diluted basis;

(c)
the aggregate number of Shares issuable pursuant to Options granted to any one Consultant pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements within any 12 month period may not exceed 2% of the issued and outstanding Shares on a non-diluted basis; and

(d)
the aggregate number of Shares issuable pursuant to Options granted to any one Participant performing Investor Relation Activities pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements within any 12 month period may not exceed 2% of the issued and outstanding Shares on a non-diluted basis.

3.3	Option Agreements

Each Option will be evidenced by the execution of an Option Agreement. Each Participant shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Participant. Where applicable, each Option Agreement will contain a representation of the Company and the Participant that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be. The execution of an Option Agreement shall constitute conclusive evidence that the grant of Options to the Participant has been completed in compliance with the Plan.

3.4	Authority of the Board

Subject only to the express provisions of the Plan, the Board shall have, and hereby is specifically granted, the sole and unfettered authority to:

	(a)	grant Options to Eligible Persons

	(b)	determine the terms, limitations, restrictions and conditions respecting Options;

	(c)	interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan, as it may from time to time deem advisable;

	(d)	authorize any officer or director to execute and deliver any Option Agreement, notice, commitment or document and to do any other act as contemplated by the Plan for and on behalf of the Company;

	(e)	make all other determinations and perform all other actions as the Board deem necessary or advisable to implement and administer the Plan; and

(f)
subject to applicable law, delegate to the compensation committee or any other committee of the Board, on such terms as the Board in its discretion determines, all or any part of the authority of the Board hereunder to administer and implement the Plan.

3.5	Discretion of the Board

The determinations of the Board under the Plan (including, without limitation, determinations of who may receive grants of Options and the terms, limitations, restrictions and conditions respecting Options) need not be uniform and may be made by the Board selectively among Eligible Persons who receive, or are eligible to receive, grants of Options under the Plan, whether or not such Eligible Persons are similarly situated as to office, length of service, salary or any other factor.  The Board may, in its discretion, authorize the grant of additional Options to a Participant before an existing Option has terminated.

3.6	Interpretation of the Plan

Except as set out in Section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and the Company shall pay all costs in respect thereof.  All guidelines, rules, regulations, decisions and interpretations of the Board respecting the Plan, the Option Agreement or the Options shall be binding and conclusive on the Company and on all Participants and their respective legal personal representatives.

4.	EXERCISE OF OPTIONS

4.1	When Options May be Exercised

Subject to this Section 4, an Option may be exercised to purchase any number of Option Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to 5 p.m. in the location where the Company has its head office on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Option shall be exercisable by delivering, prior to the Expiry Date, to the Company at its head office, a written notice specifying the number of Option Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Option Share.  All Option Shares subscribed for upon exercise of the Option shall be paid in full at the time of subscription.  No fractional Shares may be purchased or issued hereunder.

4.3	Vesting of Options

With the exception of Options granted to a Consultant who performs Investor Relations Activities, all Options granted to a Participant under the Plan will become vested on the Grant Date, or at such other time as may be established by the Board at the time of the grant in compliance with requirements of the Exchange.  For Options granted to a Consultant who performs Investor Relations Activities, the Board will, at the time of grant, determine the vesting date for such Options, provided that such Options must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three-month period.

4.4	Termination of Employment or Affiliation

If a Participant ceases to be an Eligible Person, his or her Options shall be exercisable as follows:

(a)
Death, Disability or Retirement.  If the Participant ceases to be an Eligible Person due to his or her death, Disability or retirement in accordance with the Company's retirement policy in force from time to time, or, in the case of a Participant that is a company, the death, Disability or retirement of the person who provides management or consulting services to the Company or to an Affiliate, the Option then held by the Participant shall be exercisable to acquire Unissued Option Shares that have Vested at the time of death, Disability or retirement at any time up to but not after the earlier of:

(i) 365 days after the date of death, Disability or retirement; and

(ii) the Expiry Date;

(b)
Termination For Cause.  If the Participant, or the Participant's employer in the case of an Option granted to a Consultant, ceases to be an Eligible Person as a result of termination for Cause, any outstanding Options held by such Participant on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of the date of delivery of written notice of termination (and specifically without regard to the date any period of reasonable notice, if any, would expire);

(c)
Early Retirement, Voluntary Resignation or Termination Other than For Cause.  If the Participant, or the Participant's employer in the case of an Option granted to a Consultant, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her voluntary resignation or due to the termination of his or her employment by the Company for reasons other than Cause, the Option then held by the Participant shall be exercisable, subject to section (d), to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earlier of:

		(i)	the Expiry Date;

		(ii)	30 days after the Participant, or the Participant's employer in the case of an Option granted to a Consultant, ceases active employment or engagement with the Company or an Affiliate; and

		(iii)	30 days after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire); and

(d)
Blackout Period Allowance.  For greater certainty, if at the time the Participant ceases to be an Eligible Person due to early retirement, voluntary resignation or termination by the Company for reasons other than Cause, there is a Blackout Period, or if at any time during the 30 day period set out in Sections 4.4(c)(ii) and 4.4(c)(iii), there is a Blackout Period, then in calculating the time that the Option then held by the Participant shall be exercisable to acquire any Unissued Option Shares that have Vested, the 30 days shall be in addition to any such Blackout Period.  For the purposes of this Section 4.4(d), “Blackout Period” means an interval of time during which the Company has determined that no Participant may trade any securities of the Company because they may be in possession of confidential information.

For greater certainty, an Option that had not become Vested in respect of any Unissued Option Shares at the time that the relevant events referred to in Sections 4.4(a), 4.4(b), 4.4(c) or 4.4(d) occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5	Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Shares is made to the Participant or to shareholders of the Company generally or to a class of shareholders which includes the Participant, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Participant of full particulars of the Offer, whereupon all Options will become Vested and each Option may be exercised in whole or in part by the Participant so as to permit the Participant to tender the Option Shares received upon such exercise pursuant to the Offer.  However, if:

	(a)	the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Participant pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of Section 4.5(b) the Option Shares that are not taken up and paid for, shall be returned by the Participant to the Company and reinstated as authorized but Unissued Option Shares and, with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms for such Options becoming Vested shall be reinstated pursuant to Section 4.3.  If any Options are returned to the Company under this Section 4.5, the Company shall immediately refund the exercise price to the Participant for such Option Shares.

4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Participant of full particulars of the Offer, declare that all Options granted under the Plan be Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7	Effect of a Change of Control

If a Change of Control occurs, the timing of when an Option granted under the Plan will become Vested may be accelerated in accordance with any agreement between the Company and a Participant.

4.8	Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement

If the Participant, or the Participant's employer in the case of an Option granted to a Consultant, retires, resigns or is terminated from employment or engagement with the Company or an Affiliate, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Participant.

4.9	Shares Not Acquired

Any Unissued Option Shares not acquired by a Participant under an Option, which have expired or have been cancelled, may be made the subject of a further Option grant pursuant to the provisions of the Plan.

4.10	Right to Participate in New Issues

To the extent that shareholders of the Company are entitled to participate in new issues of Shares, a Participant, with respect to Vested Options held by such Participant, shall not be entitled to participate in respect of such Vested Options, unless such Participant first exercises the Vested Options and converts such Vested Options to Option Shares in accordance with the terms of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

In the event the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being a “Share Reorganization”), then effective immediately after the effective date for such Share Reorganization for each Option:

	(a)	the Option Price will be adjusted to a price per Option Share which is the product of:

(i) the Option Price in effect immediately before the effective date for the Share Reorganization; and

(ii)
a fraction the numerator of which is the total number of Shares outstanding on the effective date of the Share Reorganization before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after the effective date of the Share Reorganization after giving effect to the Share Reorganization; and

(b)
the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before the effective date of the Share Reorganization by (ii) a fraction which is the reciprocal of the fraction described in section 5.1(a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchange, in the event the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

	(a)	shares of the Company, other than Shares;

	(b)	evidences of indebtedness;

	(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

	(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a “Special Distribution”), and effective immediately after the effective date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)
a consolidation, merger or amalgamation of the Company with or into another Company resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another Company,

(any such event being a “Corporate Reorganization”)

the Participant will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan and the Option Agreement) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he or she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he or she had been the holder of all Unissued Option Shares or, if appropriate, as otherwise determined by the Board.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditors or, if the Company's auditors decline to so act, any other firm of nationally or internationally recognized chartered accountants in Canada that the Board may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Participants.

5.5	Compliance with Regulatory Authorities

Notwithstanding Sections 5.1, 5.2 or 5.3, in the event of any reorganization (including, without limitation, consolidation, sub-division, reduction or return of the issued capital of the Company), on or prior to the Expiry Date, the rights of the Participant will be changed to the extent necessary at the time of such reorganization, in such manner as determined by the Board, to ensure compliance with the policies of the Exchange that apply to a reorganization of capital at the time of such reorganization.  For greater certainty, any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Sections 5.1, 5.2 or 5.3 is subject to the approval of the Exchange and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither the Plan nor any of the provisions hereof shall confer upon any Participant any right with respect to employment, engagement or appointment or continued employment, engagement or appointment with the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate to terminate such employment, engagement or appointment.

6.2	Related Rights and Other Benefit Plans

No Participant shall have any of the rights of a shareholder of the Company with respect to any Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) until such Option Shares have been issued to such Participant upon exercise of the Option and the Participant has made full payment to the Company.  Participation in the Plan shall not affect an Eligible Person’s eligibility to participate in any other benefit or incentive plan of the Company.  The grant of any Option pursuant to the Plan shall not obligate the Company to make any benefit available to an Eligible Person under any other plan of the Company unless otherwise specifically provided for in such plan.

6.3	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company.  The obligation of the Company to sell and deliver Option Shares in accordance with the Plan is subject to the approval of the Exchange and any other regulatory body having authority over the Company, the Plan or the shareholders of the Company.  If any Option Shares cannot be issued to any Participant for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Option Shares shall terminate and any Option Price paid by a Participant to the Company shall be immediately refunded to the Participant by the Company.

6.4	Income Taxes

As a condition of and prior to participation in the Plan, any Participant shall on request by the Company authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendments to the Plan

(a) The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, suspend, terminate or discontinue the Plan at any time.

(b)
The Board may amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto at any time without the consent of the Participants provided that such amendment shall:

	(i)	not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of Section 5;

	(ii)	be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(iii)
be subject to shareholder approval, where required, by law or the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

		A.	amendments of a typographical, grammatical, clerical or administrative nature or which are required to comply with regulatory requirements;

		B.	a change to the vesting provisions of the Plan or any Option;

C.
a change to the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of Section 4.4(d)) for a Blackout Period; and

		D.	a change to the eligible participants of the Plan.

(c)
Notwithstanding this Section 6.5, the Board shall not be permitted to amend the Option Price except as set out in Section 5.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(d)	Without obtaining the prior approval of the shareholders of the Company and of the Exchange or any other regulatory body having authority over the Company, the Board will not be entitled to:

	(i)	increase the maximum percentage of Shares issuable by the Company pursuant to the Plan;

	(ii)	extend the Expiry Date;

		(iii)	make a change to the class of eligible participants which would have the potential of broadening or increasing participation by Insiders;

		(iv)	provide any form of financial assistance to Participants for the purchase of Option Shares; or

		(v)	add a deferred or restricted share unit or any other provision which results in a Participant receiving Shares while no cash consideration is received by the Company.

(e)
Without obtaining the prior approval of the Disinterested Shareholders and of the Exchange or any other regulatory body having authority over the Company, the Board will not be entitled to amend an Option grant for an Option held by an Insider (including, for greater certainty to effectively reduce the Option Price).

6.6	Agreement of Participant

Each grant of an Option under the Plan shall be subject to the requirement that if at any time the Board shall determine that any agreement, undertaking or other action or cooperation on the part of a Participant, including in respect to a disposition of the Option Shares, is necessary or desirable as a condition of, or in connection with (a) the listing, registration or qualification of the Shares subject to the Plan upon any stock exchange or under the laws of any applicable jurisdiction, or (b) obtaining a consent or approval of any governmental or other regulatory body, the exercise of such Option and the issue of Option Shares thereunder may be deferred in whole or in part by the Board until such time as the agreement, undertaking or other action or cooperation shall have been obtained in a form and on terms acceptable to the Board.

6.7	Form of Notice

Any notice to be given to the Company pursuant to the provisions of the Plan shall be addressed to the Company to the attention of its President at the Company’s head office, and any notice to be given to a Participant shall be delivered personally or addressed to him at the address set out in the Option Agreement, or at such other address as such Participant may hereafter designate in writing to the Company. Any such notice shall be deemed duly given when made in writing and delivered to the Company or the Participant, as the case may be, or if mailed, then on the fifth business day following the date of mailing such notice in a properly sealed envelope addressed as aforesaid, registered or certified mail, postage prepaid, in a post office or post office branch maintained in Canada.

6.8	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option and/or transactions in the Option Shares.  Neither the Company, nor any of its directors, officers or employees are liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the purchase or sale of Option Shares hereunder, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

6.9	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.10	No Assignment

No Option shall be assignable or transferable by the Participant and any purported assignment or transfer of an Option shall be void and shall render the Option void, provided that in the event of death of the Participant, a Participant's legal personal representative may exercise the Option in accordance with Section 4.4.

6.11	Conflict

In the event of any conflict between the provisions of the Plan and an Option Agreement, the provisions of the Plan shall govern.

6.12	Governing Law

The laws of the Province of British Columbia shall govern the Plan and each Option Agreement issued pursuant to the Plan.

6.13	Time of Essence

Time is of the essence of the Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver that time is to be of the essence.

6.14	Entire Agreement

The Plan and the Option Agreement sets out the entire agreement between the Company and the Participants relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

CB GOLD INC. STOCK OPTION PLAN FORM OF OPTION AGREEMENT

This Option Agreement is entered into between CB Gold Inc. (the “Company”) and the Participant named below pursuant to the CB Gold Inc. Stock Option Plan (the “Plan”), a copy of which is attached hereto.  This Option Agreement witnesses that in consideration of the covenants and agreements herein contained and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant, agree and confirm as follows:

1.
on [month, date], 20● (the “Grant Date”), [name of Participant] (the “Participant”) was granted ● options (the “Options”) to purchase up to ● common shares of the Company (the “Option Shares”) at a purchase price of Cdn $● per Option Share (the “Option Price”);

2.	the Options shall be exercisable [immediately or as to ●% on the Grant Date and ●% on each of the ●, ● and ● anniversary dates of the Grant Date];

3.	the Options shall expire at 5 p.m. (Vancouver time) on [month, date], 20● (the “Expiry Date”); and

4.	the Options are subject to the terms and conditions set out in the Plan. [and the following additional conditions imposed by the Board:]

By signing this Option Agreement, the Participant acknowledges that the Participant has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

[For a Participant who is an Employee, Consultant or Management Company Employee, add the following representation: The parties hereto represent that the Participant is a bona fide [Employee/Consultant/ Management Company Employee] (as such term is defined in the Plan).]

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ______ day of ____________________, 20_______.

CB GOLD INC.
By:
PARTICIPANT		Authorized Signatory

Appendix “D”

Amalco Pro Forma Financial Statements

[Please see attached]

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2010
(Unaudited)

	First Source	CB Gold
	Resources Inc.	Inc.
	As at January 31, 2010	As at March 31, 2010	Notes		Proforma Adjustments	Proforma Consolidated

ASSETS

Current
Cash and cash equivalents	$8,571	$4,619,230	2	(b)	$32,900,000	$38,242,801
			2	(d)	365,000
			2	(e)	350,000
Short-term investments	-	457,093				457,093
Accounts receivable	9,620	-			-	9,620
Tax credit receivable/VAT recoverable	181,412	43,672			-	225,084
Prepaid expenses	325	13,477			-	13,802
Due from related party	21	-			-	21
	199,949	5,133,472			33,615,000	38,948,421

Property and equipment	1,628	55,992			-	57,620
Mineral properties	600,011	1,578,365	2	(c)	(600,011)	2,890,865
			2	(g)	1,312,500

TOTAL ASSETS	$801,588	$6,767,829			$34,327,489	$41,896,906

LIABILITIES

Current
Accounts payable and accrued liabilities	$27,316	$767,699	2	(b)	$120,000	$915,015
Due to related parties	138,299	-			-	138,299
	165,615	767,699			120,000	1,053,314

SHAREHOLDERS’ EQUITY

Share capital	1,071,216	8,275,792	2	(a)	(1,071,216)	42,899,254
			2	(a)	35,962
			2	(b)	35,000,000
			2	(b)	(2,220,000)
			2	(d)	145,000
			2	(e)	350,000
			2	(g)	1,312,500
Subscription receivable	-	(365,000)	2	(d)	365,000	-
Shares to be issued	-	145,000	2	(d)	(145,000)	-
Contributed surplus	76,108	-	2	(a)	(76,108)	-
			-		-

Deficit	(511,351)	(2,055,662)	2	(a)	1,111,362	(2,055,662)
			2	(c)	(600,011)
	635,973	6,000,130			34,207,489	40,843,592
LIABILITIES AND SHAREHOLDERS’ EQUITY	$801,588	$6,767,829			$34,327,489	$41,896,906

APPROVED BY THE DIRECTORS:

“Fabio Capponi”		“Giles Baynham”
	Director		Director

The accompanying notes are an integral part of the pro-forma consolidated balance sheet

First Source Resources Inc.
(An Exploration Stage Company)
Notes to the Pro Forma Consolidated Balance Sheet
March 31, 2010
(Unaudited)

Note 1             Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet has been prepared to show the effect of the proposed amalgamation between First Source Resources Inc. (“First Source” or the “Company”) and CB Gold Inc. (“CB Gold”) on the basis of the assumptions and adjustments made by management described in Note 2.

The accompanying unaudited pro forma consolidated balance sheet has been prepared in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet has been compiled from information derived from the unaudited balance sheet of First Source as at January 31, 2010 and the unaudited consolidated balance sheet of CB Gold as at March 31, 2010.

It is management’s opinion that these unaudited proforma consolidated balance sheet includes all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the Company’s accounting policies.  The pro forma consolidated balance sheet is not necessarily indicative of the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated.

The pro forma consolidated balance sheet should be read in conjunction with the financial statements and the notes thereto of the Company and CB Gold included or incorporated by reference in the Information Circular of First Source and CB Gold.  The pro forma consolidated balance sheet has been compiled using the significant accounting policies as set out in the audited December 31, 2009 consolidated financial statements of CB Gold.

Note 2             Pro forma Consolidated Balance Sheet Transactions and Adjustments

The unaudited pro forma consolidated balance sheet gives effect to the proposed amalgamation of First Source and CB Gold as if the transactions described below occurred at the balance sheet date.

a)	Amalgamation of First Source and CB Gold

First Source and CB Gold shall amalgamate to form a new entity, Amalco.   Each issued and outstanding common share of First Source shall be exchanged for the common shares of Amalco in a ratio of 0.254512.   Each issued and outstanding common share of CB Gold shall be exchanged for one common shares of Amalco. Subsequent to the completion of the amalgamation, the shareholders of CB Gold will control of the Amalco and, as a result, the transaction is accounted for as a reverse-takeover (‘RTO”).  Accordingly, the transaction is considered to be a capital recapitalization, whereby CB Gold, legally the Company’s wholly-owned subsidiary, has acquired the assets and liabilities of First Source and is considered to be the continuing entity for accounting purposes.  The fair value of net assets and liabilities of First Source are as follows:

First Source Resources Inc.
(An Exploration Stage Company)
Notes to the Pro Forma Consolidated Balance Sheet
March 31, 2010
(Unaudited)

Note 2             Pro forma Consolidated Balance Sheet Transactions and Adjustments (continued)

a)	Amalgamation of First Source and CB Gold (continued)

Cash and cash equivalents	$ 8,571
Accounts receivable and due from related party	9,641
Tax credits receivable	181,412
Prepaid expenses	325
Equipment	1,628
Accounts payable and accrued liabilities	(27,316)
Due to related parties	(138,299)

Net assets acquired	$ 35,962

The fair value of net assets acquired is credited to share capital.

b)	Private Placement

CB Gold will complete a private placement of 46,666,666 units at $0.75 per unit, for gross proceeds of $35,000,000.   Each unit consists of one common share of CB Gold and one-half of share purchase warrant.  The holder of a whole share purchase warrant is entitled to purchase one additional common share of CB Gold at $1.10 per share at any time within the two years following the satisfaction of the Escrow Release.  In connection with the private placement, the Company has agreed to pay a 6% commission in cash as corporate finance and finders’ fees.   CB Gold has estimated that it would also incur approximately $120,000 in legal and professional fees and other reimbursement expenses.  Upon completion of the amalgamation, 46,666,666 units will be exchanged to 46,666,666 units of Amalco with the same terms and conditions.  As additional consideration for the services of the agents, CB Gold agrees to grant to the agents compensation options entitling the agents to subscribe for that number of units of CB Gold as is equal to 6.0% of the total number of offered securities sold.  Subject to regulatory approval, each compensation option will be exercisable to acquire one offered unit of Amalco commencing on the Listing and continuing for a period of 18 months thereafter at an exercise price equal to the Issue Price, being $0.75 each.

First Source Resources Inc.
(An Exploration Stage Company)
Notes to the Pro Forma Consolidated Balance Sheet
March 31, 2010
(Unaudited)

Note 2             Pro forma Consolidated Balance Sheet Transactions and Adjustments (continued)

c)	Assets held for disposal

First Source will dispose of its interests in Lac des Pics claims upon completion of the RTO.

d)	In April 2010, CB Gold received the subscription receivable of $365,000 and issued shares of $145,000 for which cash was received prior to March 31, 2010.

e)	In April 2010, CB Gold completed the $5,050,000 private placement by issuing the remaining 700,000 shares for total proceeds of $350,000.

f)
CB Gold was obligated to issue 601,200 common shares as finder’s fee in connection with a private placement of $5,050,000 completed in April 2010. A further 12,000 common shares were issued subsequent to March 31, 2010 as a commission on this private placement.

g)
Subsequent to March 31, 2010, CB Gold issued 1,750,000 common shares in connection with the acquisition of the Real Minera concession.  The shares were assigned a fair value of $0.75 per share for a total attributed to the property of $1,312,500.

Note 3                 Share Capital

The table below reconciles the outstanding shares of the Company upon completion of the amalgamation:

	Number of shares	Share Capital	Contributed surplus

Share capital of CB Gold as at March 31, 2010	66,356,933	$8,275,792	$-
Shares to be issued, issued in April 2010	290,000	145,000
Shares issued subsequent to March 31, 2010 – Note 2(e)	700,000	350,000
Shares issued as finder’s fee – Note 2(f)	613,200	-	-
Private placement, net of issuance costs - Note 2(b)	46,666,666	32,780,000	-
Shares issued for Real Minera Property – Note 2(g)	1,750,000	1,312,500
	116,376,799	42,863,292	-
Share capital of First Source	10,427,410	1,071,216	76,108
Share capital of First Source as at January 31, 2010	(10,427,410)	(1,071,216)	-
Shares capital of the Company for RTO	2,653,901	35,962	-
Amalco shares issued to the Company	-	-	(76,108)
Contributed surplus of the Company – Note 2(a)	119,030,700	$42,899,254	$--

Appendix “E”

CB Gold Financial Statements

[Please see attached]

Unaudited Interim Consolidated Financial Statements
(in Canadian dollars)

For the First Quarter Ended March 31, 2010

CB GOLD INC.
Consolidated Balance Sheets
(in Canadian dollars)	March 31, 2010 (unaudited)	December 31, 2009

Assets

Current assets
Cash	$4,619,230	$207,534
Short-term investments (note 4)	457,093	1,850,886
Deposit	-	9,069
Value added taxes recoverable	43,672	15,006
Prepaid expenses	13,477	16,158
	5,133,472	2,098,653

Property and equipment (note 5)	55,992	52,853
Mineral properties (note 6)	1,578,365	778,322
	$6,767,829	$2,929,828

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 9)	$767,699	$534,994
	767,699	534,994

Shareholders’ equity
Share capital (note 7)	8,275,792	3,565,792
Shares to be issued (note 7)	145,000	-
Subscription receivable	(365,000)	-
Deficit	(2,055,662)	(1,170,958)
	6,000,130	2,394,834
	$6,767,829	$2,929,828

Commitments (notes 6 and 7)
Going concern (note 2)
Subsequent events (note 13)

On behalf of the board:

“Fabio Capponi”	“Giles Baynham”
Director	Director

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

2

CB GOLD INC.
Consolidated Statement of Operations, Comprehensive Loss and Deficit
(in Canadian dollars)	For the Three Months Ended March 31, 2010 (unaudited)

Expenses:

Amortization	$3,179
Consulting fees (note 9)	132,528
Exploration (note 6)	301,171
Foreign exchange loss	6,802
Management and administrative fees (note 9)	148,879
Office and general	31,847
Professional fees (note 9)	220,020
Travel	42,741

Loss before other items	(887,167)

Other income:

Interest income	2,463

Net loss and comprehensive loss for the period	(884,704)
Deficit, beginning of period	(1,170,958)
Deficit, end of period	$(2,055,662)

Weighted average number of shares outstanding	58,652,154

Basic and diluted loss per share	$(0.02)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

3

CB GOLD INC.
Consolidated Statement of Cash Flows
(in Canadian dollars)	For the Three Months Ended March 31, 2010 (unaudited)

Cash provided by (used in):

Operating activities:
Net loss for the period	$(884,704)
Items not affecting cash:
Amortization	3,179
Unrealized foreign exchange loss	6,802
Issuance of common shares for services	5,000
Changes in non-cash working capital (note 8)	122,554
(747,169)

Investing activities:
Mineral properties	(556,808)
Purchase of property and equipment	(6,318)
Redemption of short-term investments	1,393,793
830,667

Financing activities:
Issuance of common shares, net of share issuance costs	4,190,000
Proceeds from share subscriptions received	145,000
4,335,000

Increase in cash for the period	4,418,498
Effects of foreign exchange rate changes on cash	(6,802)
Cash, beginning of the period	207,534
Cash, end of the period	$4,619,230

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

4

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

1.	Nature of Operations

CB Gold Inc. (“CB Gold” or the “Company”), a British Columbia company, was incorporated in accordance with the Business Corporations Act (B.C.) on May 11, 2009 and incorporated two British Virgin Island subsidiaries, Cedar Business Investments Ltd. and Leyhat Corporation on July 20, 2009. Leyhat Corporation formed a Colombian branch, Leyhat Colombia Sucursal also on July 24, 2009. The Company is in the exploration stage and is in the process of exploring its resource properties and has not determined whether these properties contain reserves, which are economically recoverable. The recoverability of amounts shown for mineral property costs is dependent upon the discovery of economically recoverable reserves, the ability to obtain the necessary financing to complete their exploration and development, as well as the issuance of various permits to undertake the exploration activities in Colombia.

2.	Going Concern

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis, which presumes the Company will continue in operation for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of operations. For the three months ended March 31, 2010, the Company incurred a loss of $884,704 and has an accumulated deficit of $2,055,662 since incorporation. At March 31, 2010, the Company has working capital of $4,365,773. The Company’s continued existence is dependent upon continuing to raise additional financing, achieving its development plans and obtaining and maintaining profitability.  There can be no assurance that capital will be available as necessary for fund the operations for the next twelve months

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

3.	Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements include the accounts of CB Gold and its wholly-owned subsidiaries.  All significant intercompany transactions have been eliminated on consolidation.

These unaudited interim consolidated financial statements have been prepared using accounting principles generally accepted (“GAAP”) in Canada, using the same accounting policies and methods of CB Gold as used in the annual period ended December 31, 2009.  They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

5

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

The results of operations for the three months ended March 31, 2010 are not necessarily indicative of those to be expected for the entire year ending December 31, 2010.

4.	Short-term Investments

As of March 31, 2010, the Company had short-term investments of $457,093 (December 31, 2009 - $1,850,886) in money market funds with an investment broker in Canada.

5.	Property and Equipment

March 31, 2010	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$31,658	$883	$30,775
Computer and communications equipment	22,972	6,867	16,105
Field Equipment	9,846	734	9,112
	$64,476	$8,484	$55,992

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$30,007	$91	$29,916
Computer and communications equipment	18,305	4,972	13,333
Field Equipment	9,846	242	9,604
	$58,158	$5,305	$52,853

6.	Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequency ambiguous conveyance history characteristic of many mineral properties.

Norte de Santander Gold Project

Pursuant to a Letter of Intent on May 25, 2009, the Company paid US$100,000 ($112,027) non-refundable commitment fees to Camilo Rodriguez Triana and Micoldex Ltda.  On September 2, 2009 the Company entered into a Purchase and Sale agreement (“PSA”) with Camilo Rodriguez Triana and Micoldex Ltda., unrelated parties, whereby the Company has agreed to acquire 44 concessions in the Norte De Santander District of Colombia.  As consideration, the Company will pay US$542,000 and issue 575,000 common shares of the Company over 4 tranches as follows:

1.	Tranche 1: US$100,000 ($104,198 paid) and 275,000 common shares (issued in 2009);
2.	Tranche 2: US$102,000 ($104,084 paid) and 300,000 common shares (issued in 2010);
3.	Tranche 3: US$48,000 (accrued $46,646);
4.	Tranche 4: US$292,000 (due 3 business days after the above Tranche 1 through 3 have been completed and a written confirmation of transfers has been issued by the local mining authority);

During the period ended March 31, 2010, the Company has also incurred and capitalized $Nil (December 31, 2009 - $52,763) for surface charges.

6

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

Norte de Santander Gold Project (continued)

In addition to the consideration noted above, on or before September 2, 2010, at the option of the Company if it determines that there are at least 3 of the concessions contain sufficient geological potential to initiate drilling, it will pay US$200,000.  Furthermore, within three years from the date of the PSA, the Company shall pay to the vendor US$3 per ounce of gold of measured and indicated mineral resources as disclosed on one or more technical reports prepared in accordance with National Instrument (“NI”) 43-101, not to exceed the aggregate of US$6,000,000.

Vetas Project, Vetas Municipality, Colombia

As at March 31, 2010, the Company and its branch in Colombia have entered into various option agreements to conduct exploration work at the following concessions.   If the Company is satisfied with the results of the drilling work, it has the option to enter into an acquisition agreement with the respective title holders:

La Real Minera concession area

On October 23, 2009, the Company, through its branch in Colombia, signed an option agreement whereby it was granted the option to perform exploration work at the concession area.  As consideration, the Company agreed to pay US$60,000 (paid $61,462) upon signing of the agreement and US$60,000 on February 23, 2010 (paid $61,511).

On April 19, 2010, the Company signed a purchase and sale agreement with the title holders whereby the Company will purchase the concession area.   As consideration the Company has agreed to pay US$2,000,000 and issue 1,750,000 common shares of the Company to the title holders.  The US$2,000,000 is payable over three payments: a first advance payment of US$100,000 (paid $104,057) in February 2010, the second payment of US$700,000 (paid $697,200) in April 2010 and the remaining balance of US$1,200,000 shall be payable within the 30 calendar days when the following conditions are met:

•	The exploration license is free and clear of any liens and
•
The title holders has obtained and delivered to the branch of the Company the certificate of the mining registry license by the National Mining Registry where the branch is the registered as the only exercising title holder.

S. Bartolo and S. Antonio Yolobmo concession area

On October 24, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work at the concession area. The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay a monthly fee of 30,000,000 Colombian pesos (approximately $16,000) over four months payable in cash or in shares of the Company.

Date	Amount (Colombian pesos)
Upon signing of agreement	30,000,000 (paid $16,389 in cash)
November 23, 2009	30,000,000 (paid $15,928 in cash)
December 23, 2009	30,000,000 (paid $15,928 in cash)
January 22, 2010	30,000,000 (paid $16,062 in January 2010)

7

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

S. Bartolo and S. Antonio Yolobmo concession area (continued)

On April 26, 2010, the Company renewed the option agreement whereby it was granted a further four months period to perform exploration work at the concession area.  The Company has agreed to pay a further 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos (paid $30,600) was paid upon signing of the new agreement and the remaining 60,000,000 Colombian pesos to be paid on August 14, 2010.

La Vereda concession area

On October 24, 2009, the Company, through its branch in Colombia, signed an option agreement whereby it was granted the option to perform exploration work at the concession area. As consideration, the Company has agreed to pay an aggregate US$50,000 on the following dates:

Date	Amount

Upon signing of agreement	US$20,000 (paid $21,453)
November 30, 2009	US$20,000 (paid $21,210)
December 30, 2009	US$10,000 (paid $10,853)

On February 8, 2010, the Company and the title holders of the concession agreed to extend the agreement to May 30, 2010.  All other terms and conditions remain the same as on the initial option agreement dated on October 31, 2009.

Los Delirios concession area

On December 11, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploitation work for up to 4 months at the concession area.  The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay 120,000,000 Colombian pesos, of which 60,000,000 Colombian pesos ($32,318) have been paid upon signing of the agreement and the remaining 60,000,000 Colombian pesos were to be paid on April 11, 2010 (paid $31,200 in April 2010).

On April 13, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has offered to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount

April 13, 2010	US$100,000 (paid $100,465 in April 2010)
Between 60 to 90 days from the date of the acquisition offer	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,000,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

8

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

La Peter concession area

On December 11, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work for a period of up to 4 months at the concession area.  The exclusivity is for a total of seven months.  As consideration, the Company has agreed to pay 120,000,000 Colombian pesos, of which 90,000,000 Colombian pesos ($48,245) have been paid and the remaining 30,000,000 Colombian pesos (approximately $16,000) were to be paid on April 11, 2010 (paid in April 2010).

On March 29, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has offered to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount

March 29, 2010	US$100,000 (accrued $103,511 and paid in April 2010)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,500,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

El Dorado concession area

On December 13, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work for a period of up to 4 months on a concession area.  The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay 120,000,000 Colombian pesos over a 4 months period, of which 60,000,000 Colombian pesos ($32,318) have been paid and the remaining 60,000,000 Colombian pesos are to be paid on April 13, 2010 ($31,200 paid in April 2010).

On March 29, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has agreed to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount

March 29, 2010	US$100,000 (accrued $103,511 and paid in May 2010)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,000,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

9

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

Santa Isabel concession area

On January 13, 2010, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work.   It has agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos is due on January 13, 2010 (paid $32,123 and the remaining 60,000,000 Colombian pesos is due on May 13, 2010.

On March 29, 2010, the Company has made an acquisition offer for the concession area.  As consideration, the Company has agreed to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount

Upon signing of the acquisition offer	US$100,000 (accrued $103,511 and paid in May 2010)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,500,000 Class B common shares to the title holders between 60 and 90 days from the date of agreement.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

Arias concession area

On January 21, 2010, the Company agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos was due on January 21, 2010 (paid $32,123) and the remaining 60,000,000 Colombian pesos are due on May 21, 2010 (paid).

La Providencia concession area

On February 18, 2010, the Company agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos was due on February 18, 2010 (paid $32,123) and the remaining 60,000,000 Colombian pesos are due on June 18, 2010.

Potosi concession area

On February 23, 2010, the Company agreed to pay a total of US$120,000 to the title holders, of which US$60,000 was due on February 23, 2010 (paid $61,511) and the remaining US$60,000 is due on June 23, 2010.

As of March 31, 2010 the Company has capitalized the following costs as mineral properties by the project:

10

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

Notre de Santander Project	Vetas Project	Total
		La Real Minera	San Antonio & San Bartolo	La Peter	El Dorado	Los Delirios	La Vereda	Santa Isabel	Arias	La Providencia	Potosi
Balance, May 11, 2009	$-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-
Acquisition costs - cash	419,718	-	-	-	-	-	-	-	-	-	-	419,718
Acquisition costs - shares	82,500	-	-	-	-	-	-	-	-	-	-	82,500
Concession payments	-	61,462	48,245	48,245	32,318	32,318	53,516	-	-	-	-	267,104
Balance at December 31, 2009	502,218	61,462	48,245	48,245	32,318	32,318	53,516	-	-	-	-	778,322
Acquisition costs	-	104,057	-	103,511	103,511	-	-	103,511	-	-	-	414,590
Acquisition costs - shares	150,000	-	-	-	-	-	-	-	-	-	-	150,000
Concession payments	-	61,511	16,062	-	-	-	-	32,123	32,123	32,123	61,511	235,453
Balance at March 31, 2010	$652,218	227,030	64,307	151,756	135,829	32,318	53,516	135,634	32,123	32,123	61,511	$1,578,365

11

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

6.	Mineral Properties (continued)

For the three months ended March 31, 2010, the Company has also incurred the following exploration expenses in Colombia:

Three months ended March 31, 2010
Assays and analytical	$25,433
Consulting fees	22,926
Field supplies, equipment and warehouse rental	5,440
Food and accommodation	25,806
Insurance	1,878
Subcontractors, overhead and other	171,386
Travel and transportation	48,302
$301,171

7.	Share Capital

(a)	Authorized:
52,000,000 Class A common-voting shares with no par value
45,000,000 Class B common voting shares with no par value

(b)	Issued:

	Number of Common Shares	Amount

Balance, May 11, 2009 (incorporation date)	-	$-
Class A issued for cash	35,005,200	100,000
Class B:
Issued for cash at $0.05 per share	11,100,000	555,000
Issued for cash at $0.30 per share	9,576,433	2,872,930
Issued as finder’s fees	970,300	151,090
Issued for services rendered	10,000	3,000
Issued for mineral property	275,000	82,500
Share issuance costs	-	(198,728)
Balance, December 31, 2009	56,936,933	3,565,792
Class B:
Issued for cash at $0.50 per share	8,380,000	4,190,000
Shares issued for which cash proceeds (at $0.50 per share) were received in April 2010	730,000	365,000
Issued for services rendered	10,000	5,000
Issued for mineral property	300,000	150,000
Balance, March 31, 2010	66,356,933	$8,275,792

12

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

7.	Share Capital (continued)

(c)      Commitments:

i.	Stock-based compensation plan (the “Plan”)

On February 4, 2010, the Company authorized the establishment of a Stock Option Plan for the Company.  The Company may grant employees, consultants, directors and officers share purchase options. In any 12 month period, the Company will not grant more than 5% and 2% to any individual or consultant, respectively. In addition, options granted to a person in an investor relations activities cannot be granted more than 2% in any 12 month period and no more than one quarter of the option may vest in any three month period.  The maximum number of shares that may be issuable pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at any time.

As at March 31, 2010, the Company had not granted share purchase options under the Plan.

ii.	Warrants

As at March 31, 2010 and December 31, 2009, the Company had no share purchase warrants outstanding.

(d)     Company Financing

On June 2, 2009, the Company’s founders purchased 35,005,200 Class A Common shares for total proceeds of $100,000.

On June 5, 2009, the Company completed a private placement of 11,100,000 Class B common shares at $0.05 per share for total proceeds of $555,000.  In connection with this financing, the Company paid $16,320 in cash and issued 560,000 common shares of the Company as agent’s fees.  The agent shares were valued at $0.05 per share.

On August 24, 2009, the Company completed a private placement of 9,576,433 Class B common shares for $0.30 per share, for total proceeds of $2,872,930.  In connection with this private placement, the Company paid $31,318 in cash and issued an aggregate of 410,300 common shares of the Company as agent’s fees.  The agent shares were valued at $0.30 per share.

In connection with the PSA agreement for the Norte de Santander Project as disclosed in note 6 above, during the three months ended March 31, 2010, the Company issued 300,000 common shares with a fair value of $0.50 per share (December 31, 2009 – 275,000 common shares with $0.30 per share) to the vendor of the property.

During the three month period ended March 31, 2010, the Company issued 10,000 common shares with a total fair value of $5,000 (December 31, 2009 – 10,000 common shares with a total fair value of $3,000) for services rendered.  The amount was recorded as professional fees on the statement of operations.

13

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

7.	Share Capital (continued)

The Company completed a private placement of 10,100,000 Class B common shares for $0.50 per share, for total proceeds of $5,050,000.  As at March 31, 2010, 8,380,000 shares were issued for $4,190,000, 290,000 shares which were issued in April 2010 for $145,000 which was received in March 2010, 730,000 shares were issued for $365,000 subscription receipts which were received in April 2010, and 700,000 shares were issued and their related proceeds of $350,000 were received in April 2010.

In connection with this private placement, the Company agreed to issue 601,200 Class B common shares as finders’ fees.  The shares issued as finders’ fees have a fair value of $0.50 per share, and were issued in April 2010.

8.	Supplemental Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

Three Months ended March 31, 2010

Deposit	$9,069
Valued added taxes recoverable	(28,666)
Prepaid expenses and advances	2,681
Accounts payable and accruals	139,470
Change in non-cash working capital	$122,554

(b)	The Company made no cash outlays in respect of interest and taxes for the three months ended March 31, 2010.

(c)
During the three months ended March 31, 2010, the Company issued 300,000 class B common shares, with a fair value of $150,000, to the vendor of the Norte de Santander project.  The amount has been excluded from the investing and financing activities.

(d)	As at March 31, 2010, $93,235 of the change in accounts payable and accrued liabilities was related to mineral properties.

14

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

9.	Related Party Transactions

For the three months ended March 31, 2010, the Company has incurred the following consulting, legal and management fees to directors and companies controlled by directors and officers:

Consulting fees	$20,131
Legal fees	47,726
Management fees	94,500

$162,357

As of March 31, 2010, the Company has amounts payable of $71,919 (December 31, 2009 - $100,000) owing to three officers and directors of the Company for bonuses, management and legal fees.   In addition, the Company also owes $16,090 (December 31, 2009 - $11,750) to the officers of the Company as a reimbursement of expenses paid on behalf of the Company.

These expenditures were measured at the exchange amount, which are the amounts agreed upon by the transacting parties.

10.	Financial Risk Management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors approves and monitors the risk management processes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s exposure to credit risk is on its cash and short term investments.

The carrying amount of cash and short term investments represents the maximum credit exposure.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company currently has adequate liquidity to fund its financial liabilities which are comprised of accounts payable and accrued liabilities.

15

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

10.	Financial Risk Management (continued)

Market risk

Market risk consists of foreign exchange risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate risk on its cash and cash equivalent, and money market funds.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at March 31, 2010 the Company has an exposure to the US dollars and Colombian pesos that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. The Company considers this risk to be insignificant and therefore does not hedge its foreign exchange risk.  Included in cash is $212,454 (December 31, 2009 - $37,434) and accounts payable and accrued liabilities $438,759 (December 31, 2009 - $272,844) which are denominated in Colombian pesos.  The Company also has cash of $120,810 (December 31, 2009 - $33,850) denominated in US dollars.

11.	Capital Management

The Company manages its capital to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of shareholders’ equity comprising of share capital, share purchase warrants, contributed surplus and deficit. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. In order to facilitate the management of capital and the exploration of its mineral properties, the Company prepares annual expenditure budgets which are updated as necessary and are reviewed and periodically approved by the Company’s Board of Directors.  To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company’s investment policy is to hold excess cash in interest bearing bank accounts and money market funds.  The Company is not subject to externally imposed capital requirements.

There have been no changes made to the capital management policy during the period.

16

CB GOLD INC.

Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

12.      Segmented Information

The Company operates in one reportable operating segment, being the exploration of mineral resource properties in Colombia.

As at March 31, 2010 and December 31, 2009, geographic segmentation of property and equipment and mineral properties is as follows:

March 31, 2010	Canada	Colombia	Total
Property and equipment	$3,294	$52,698	$55,992
Mineral properties	-	1,578,365	1,578,365

December 31, 2009	Canada	Colombia	Total
Property and equipment	$3,961	$48,892	$52,853
Mineral properties	-	778,322	778,322

13.	Subsequent Events

(i)	Stock options

On April 19, 2010, the Company granted a 1,000,000 share purchase options to members of the Company’s advisory committee.  The options vested on the grant date and are exercisable at $0.50 per share for up to one year.   The Company also granted a total of 2,545,000 stock options to its directors and officers.   The options have the vesting terms of 1/3 on the grant date, 1/3 on the first anniversary and 1/3 on the second anniversary. The options are exercisable for $0.50 per share for a five-year period.

(ii)	Agua de Paramo concession area

On April 14, 2010, the Company agreed to pay a total of 60,000,000 Colombian pesos to the title holders, of which 30,000,000 Colombian pesos was due on April 14, 2010 (paid $15,300) and the remaining 30,000,000 Colombian pesos was due on August 14, 2010.

(iii)	Proposed transaction

On February 26, 2010, the Company entered into a Letter of Intent with First Source Resources Inc. (“First Source”) under which the Company will merge with First Source and form a new merge company.  The holders of the Company will receive one share of the new merge company for every share held in the Company and the holders of First Source will receive 0.254512 share of the new merge company for every share held in First Source. The transaction will be accounted for as a reverse take over as the holders of the Company will own the majority of the common shares of First Source after the proposed transaction.  The transaction is subject to shareholder and regulatory approvals.

17

Consolidated Financial Statements of

CB GOLD INC.
(in Canadian dollars)

For the Period From May 11, 2009 (Date of Incorporation) to December 31, 2009

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Auditors' Report

To the Directors,
CB Gold Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of CB Gold Inc. (An Exploration Stage Company) as at December 31, 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the period from May 11, 2009 (Date of incorporation) to December 31, 2009.   These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the period from May 11, 2009 (Date of incorporation) to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, British Columbia
May 17, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

CB GOLD INC.
Consolidated Balance Sheet
(in Canadian dollars)	December 31, 2009

Assets

Current assets
Cash	$207,534
Short-term investments (note 4)	1,850,886
Deposit	9,069
Value added taxes recoverable	15,006
Prepaid expenses and advances	16,158
2,098,653

Property and equipment (note 5)	52,853
Mineral properties (note 6)	778,322
$2,929,828

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 9)	$534,994
534,994

Shareholders’ equity
Share capital (note 7)	3,565,792
Deficit	(1,170,958)
2,394,832
$2,929,828

Commitments (notes 6 and 7)
Going concern (note 2)
Subsequent events (note 14)

On behalf of the board:

“Fabio Capponi”	“Giles Baynham”
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

CB GOLD INC.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(in Canadian dollars)	From Incorporation date (May 11, 2009) to December 31, 2009

Expenses:

Amortization	$5,305
Consulting fees (note 9)	194,625
Exploration	282,466
Foreign exchange loss	17,526
Management fees (note 9)	253,750
Office and general	67,960
Professional fees (note 9)	201,117
Travel	149,790

Loss before other items:	(1,172,539)

Other income:

Interest income	1,581

Net loss and comprehensive loss for the period	(1,170,958)
Deficit, beginning of period	-
Deficit, end of period	$(1,170,958)

Weighted average number of shares outstanding	44,801,425

Basic and diluted loss per share	$(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

CB GOLD INC.
Consolidated Statement of Cash Flows
(in Canadian dollars)	From Incorporation date (May 11, 2009) to December 31, 2009

Cash provided by (used in):
Operating activities:
Net loss for the year	$(1,170,958)
Items not affecting cash:
Amortization	5,305
Unrealized foreign exchange loss	17,526
Issuance of common shares for services	3,000
Changes in non-cash working capital (note 8)	228,559
(916,568)

Investing activities:
Mineral properties	(429,620)
Purchase of property and equipment	(58,158)
Purchase of short-term investments	(2,164,886)
Redemption of short-term investments	314,000
(2,338,664)

Financing activities:
Issuance of common shares, net of issuance costs	3,480,292
3,480,292

Increase in cash	225,060
Effects of foreign exchange rate changes on cash	(17,526)
Cash, beginning of the period	-
Cash, end of the period	$207,534

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

7.	Nature of Operations

CB Gold Inc. (the “Company”), a British Columbia company, was incorporated in accordance with the Business Corporations Act (B.C.) on May 11, 2009 and incorporated two British Virgin Island subsidiaries, Cedar  Business Investments Ltd. and Leyhat Corporation on July 20, 2009. Leyhat Corporation formed a Colombian branch, Leyhat Colombia Sucursal also on July 24, 2009. The Company is in the exploration stage and is in the process of exploring its resource properties and has not determined whether these properties contain reserves, which are economically recoverable.  The recoverability of amounts shown for mineral property costs is dependent upon the discovery of economically recoverable reserves, the ability to obtain the necessary financing to complete their exploration and development, as well as the issuance of various permits to undertake the exploration activities in Colombia.

8.	Going Concern

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis, which presumes the Company will continue in operation for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of operations. For the period from May 11, 2009 to December 31, 2009, the Company incurred a loss of $1,170,958.  As at December 31, 2009, the Company has working capital of $1,563,659. The Company’s continued existence is dependent upon continuing to raise additional financing, achieving its exploration plans and obtaining and maintaining profitability.  There can be no assurance that capital will be available as necessary for fund the operations for the next twelve months.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

9.	Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars.

As a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidation financial statements necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

(b)
Principles of consolidation. CB Gold has two wholly owned subsidiaries, Cedar Business Investments Ltd. and Leyhat Corporation, which were both incorporated under the laws of the British Virgin Islands on July 20, 2009. Leyhat Corporation has a branch office in Colombia, Leyhat Colombia Sucursal. Leyhat Colombia Sucursal was established on July 24, 2009. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.   All inter-company transactions have been eliminated on consolidation.

(c)	Cash and cash equivalents. Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

3.	Accounting Policies (continued)

(d)	Property and equipment. The Company records equipment at cost less accumulated amortization. Amortization is charged to operations on a declining-balance basis at the following annual rates:

Office furniture and fixtures	10%
Computer and communications equipment	33%
Field equipment	20%

(e)
Value Added Tax (“VAT”) recoverable. VAT is recorded in the accounts when there is reasonable assurance that the Company’s subsidiary has complied with, and will continue to comply with, all conditions needed to obtain a refund.

(f)
Impairment of long-lived assets. Canadian generally accepted accounting principles require that long-lived assets to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  No impairment was recognized during the period ended December 31, 2009.

(g)
Environmental costs. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

(h)
Basic and diluted loss per share. The Company uses the treasury stock method to calculate earnings per share. Basic earnings (loss) per share of common shares is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, as there are no options or warrants outstanding at December 31, 2009, potentially dilutive common shares are nil, and there is no difference in the weighted average common shares outstanding for the calculation of basic and diluted loss per share.

(i)
Income taxes. The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

3.	Accounting Policies (continued)

(j)
Stock-based compensation. The Company expects to have a stock-based compensation plan, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus or warrant capital. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus or warrant capital, is recorded as an increase to share capital.

The Company will use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

(k)
Asset retirement obligations. The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the amortization of the related asset. At December 31, 2009, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

(l)
Foreign currency translation. The functional currency of the Company is the Canadian dollar. All monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Income and expenses are translated at rates approximating those on the transaction dates.

The Company's foreign subsidiaries and branch are integrated operations and are translated into Canadian dollars using the temporal method whereby the Company translates the monetary assets and liabilities of its subsidiary into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the respective transaction dates. Revenue and expenses are translated into Canadian dollars at the average exchange rate for the applicable period except for amortization, which is translated at the historical exchange rates. Translation gains or losses are included in the determination of net income.

(m)
Mineral properties. The Company defers the cost of acquiring and maintaining its interest in mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Exploration expenditures are expensed as incurred until such time as mineral reserves can be established, after which such costs will be accounted for in the same manner as acquisition costs. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon the current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

3.	Accounting Policies (continued)

(n)
Financial Instruments. The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities, other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations and Deficit.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Held for trading
Short-term investments	Held for trading
Accounts payable and accrued liabilities	Other liabilities

Handbook Section 3862, Financial Instruments – Disclosures, was amended in June 2009. It establishes revised standards for the disclosure of financial instruments. The new standard establishes a three-tier hierarchy as a framework for disclosing fair value of financial instruments based on inputs used to value the Company’s investments. The hierarchy of inputs and description of inputs is described as follows:

Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – fair values are based on inputs for the asset or liability that are not based on observable market data, which are unobservable inputs.

Changes in valuation methods may result in transfers into or out of an investment’s assigned level. During the period ended December 31, 2009, there were no significant transfers between level 1 and 2.

Financial instruments classified as level 1 – quoted prices in active markets include cash and cash equivalents and short-term investments.

(o)	Recent Accounting Pronouncements

(i) Business combination, non-controlling interest, and consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations Consolidated Financial Statements Section 1601 and Non-controlling interest Section 1602. Section 1602 which replaces CICA Handbook Section 1581 and Section 1600. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 and Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning November 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

3.       Accounting Policies (continued)

(n)      Recent Accounting Pronouncements (continued)

(ii) International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

The Company is assessing the potential impacts of this changeover and is developing its IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions.

10.	Short-term Investments

As of December 31, 2009, the Company had short-term investments of $1,850,886 in money market funds with an investment broker in Canada.

11.	Property and Equipment

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$30,007	$91	$29,916
Computer and communications equipment	18,305	4,972	13,333
Field Equipment	9,846	242	9,604
	$58,158	$5,305	$52,853

6.	Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequency ambiguous conveyance history characteristic of many mineral properties.

Norte de Santander Project

Pursuant to a Letter of Intent on May 25, 2009, the Company paid a US$100,000 ($112,027) non-refundable commitment fee to Camilo Rodriguez Triana and Micoldex Ltda.  On September 2, 2009 the Company entered into a Purchase and Sale agreement (“PSA”) with Camilo Rodriguez Triana and Micoldex Ltda., unrelated parties, whereby the Company has agreed to acquire 44 concessions in the Norte De Santander District of Colombia.  As consideration, the Company will pay US$542,000 and issue 575,000 common shares of the Company over 4 tranches as follows:

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

6.	Mineral Properties (continued)

Norte de Santander Project (continued)

1. Tranche 1:  US$100,000 ($104,198 paid) and 275,000 common shares (issued);
2. Tranche 2:  US$102,000 and 300,000 common shares (accrued and paid $104,084 and issued common shares in January 2010);
3. Tranche 3:  US$48,000 (accrued $46,646);
4. Tranche 4:  US$292,000 (due 3 business days after the above Tranche 1 through 3 have been completed and a written confirmation of transfers has been issued by the local mining authority);

During the period ended December 31, 2009, the Company has also incurred and capitalized $52,763 for surface charges.

In addition to the consideration noted above, on or before September 2, 2010, at the option of the Company if it determines that there are at least 3 of the concessions that contain sufficient geological potential to initiate drilling, it will pay US$200,000.  Furthermore, within three years from the date of the PSA, the Company shall pay to the vendor US$3 per ounce of gold of measured mineral resource and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with National Instrument (“NI”) 43-101, not to exceed the aggregate of US$6,000,000.

Vetas Project, Vetas Municipality, Colombia

During the period ended December 31, 2009, the Company and its branch in Colombia have entered into various option agreements to conduct exploration work at the following concessions.   If the Company is satisfied with the results of the exploration work, it has the option to enter into an acquisition agreement with the respective title holders:

La Real Minera concession area

On October 23, 2009, the Company, through its branch in Colombia, signed an option agreement whereby it was granted the option to perform exploration work at the concession area.  As consideration, the Company has agreed to pay US$60,000 (paid $61,462) upon signing of the agreement and US$60,000 on February 23, 2010 (paid in February 2010).

On April 19, 2010, the Company signed a purchase and sale agreement with the title holders whereby the Company will purchase the concession area.   As consideration the Company has agreed to pay US$2,000,000 and issue 1,750,000 common shares of the Company to the title holders.  The US$2,000,000 is payable over three payment: a first advance payment of US$100,000 (paid $105,700) in February 2010, the second payment of US$700,000 (paid $697,200) in April 2010 and the remaining balance of US$1,200,000 shall be payable within the 30 calendar days when the following conditions are met:

•	The exploration license is free and clear of any liens and
•
The title holders has obtained and delivered to the branch of the Company the certificate of the mining registry license by the National Mining Registry where the branch is the registered as the only exercising title holder.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

6.	Mineral Properties (continued)

Vetas Project, Vetas Municipality, Colombia (continued)

San Bartolo and San Antonio Yolobmo concession area

On October 24, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work at the concession area. The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay a monthly fee of 30,000,000 Colombian pesos (approximately $16,000) over four months payable in cash or in shares of the Company.

Date	Amount (Colombia pesos)
Upon signing of agreement	30,000,000 (paid $16,389 in cash)
November 23, 2009	30,000,000 (paid $15,928 in cash)
December 23, 2009	30,000,000 (paid $15,928 in cash)
January 22, 2010	30,000,000 (paid $15,669 in January 2010)

On April 26, 2010, the Company renewed the option agreement whereby it was granted a further four months period to perform exploration work at the concession area.  The Company has agreed to pay a further 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos ($30,600 paid in April 2010) was paid upon signing of the new agreement and the remaining 60,000,000 Colombian pesos to be paid on August 14, 2010.

La Vereda concession area

On October 24, 2009, the Company, through its branch in Colombia, signed an option agreement whereby it was granted the option to perform exploration work at the concession area. As consideration, the Company has agreed to pay an aggregate US$50,000 on the following dates:

Date	Amount
Upon signing of agreement	US$20,000 (paid $21,453)
November 30, 2009	US$20,000 (paid $21,210)
December 30, 2009	US$10,000 (accrued and paid $10,853 in January 2010)

On February 8, 2010, the Company and the title holders of the concession agreed to extend the agreement to May 30, 2010.  All other terms and conditions remain the same as on the initial option agreement dated on October 31, 2009.

Los Delirios concession area

On December 11, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploitation work for up to 4 months at the concession area.  The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay 120,000,000 Colombian pesos, of which 60,000,000 Colombian pesos ($32,318) have been paid upon signing of the agreement and the remaining 60,000,000 Colombian pesos were to be paid on April 11, 2010 (paid $31,200 in April 2010).

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

6.      6.       Mineral Properties (continued)

 Los Delirios concession area (continued)

On April 13, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has offered to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount
April 13, 2010	US$100,000 ($100,465 paid)
Between 60 to 90 days from the date of the acquisition offer	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,000,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

La Peter concession area

On December 11, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work for a period of up to 4 months at the concession area.  The exclusivity is for a total of seven months.  As consideration, the Company has agreed to pay 120,000,000 Colombian pesos, of which 90,000,000 Colombian pesos ($48,245) have been paid and the remaining 30,000,000 Colombian pesos (approximately $16,000) were to be paid on April 11, 2010 (paid in April 2010).

On March 29, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has offered to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount
March 29, 2010	US$100,000 ($101,700 paid)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,500,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

El Dorado concession area

On December 13, 2009, the Company, through its branch in Colombia, signed an exclusive option agreement whereby it was granted the option to perform exploration work for a period of up to 4 months on a concession area.  The exclusivity is for a total of seven months. As consideration, the Company has agreed to pay 120,000,000 Colombian pesos over a 4 months period, of which 60,000,000 Colombian pesos ($32,318) have been paid and the remaining 60,000,000 Colombian pesos are to be paid on April 13, 2010 ($31,200 paid in April 2010).

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

6.	Mineral Properties (continued)

El Dorado concession area (continued)

On March 29, 2010, the Company made an acquisition offer for the concession area.  As consideration, the Company has agreed to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount
March 29, 2010	US$100,000 ($101,500 paid in May 2010)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,000,000 Class B common shares to the title holders between 60 and 90 days from the date of acquisition.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

As of December 31, 2009, the Company has capitalized the following costs as mineral properties by the project:

		December 31, 2009

Beginning of the period, May 11, 2009		$-
Norte de Santander Project:
Acquisition costs:
- cash	$419,718
- 275,000 common shares	82,500	502,218
Vetas Project:
La Real Minera – geological work		61,462
San Antonio / San Bartolo - geological work		48,245
La Peter - geological work		48,245
El Dorado - geological work		32,318
Los Delirios - geological work		32,318
La Vereda - geological work		53,516

		$778,322

For the period ended December 31, 2009, the Company has incurred the following exploration expenses in Colombia:

Total
Beginning of the period, May 11, 2009	$-
Assays and analytical	30,297
Consulting fees	15,473
Field supplies, equipment and warehouse rental	9,064
Food and accommodation	20,017
Subcontractors, overhead and other	156,429
Travel and transportation	51,186

End of the period, December 31, 2009	$282,466

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

7.	Share Capital

(c)	Authorized:
52,000,000 Class A common-voting shares with no par value
45,000,000 Class B common voting shares with no par value

(d)	Issued:

	Number of Common Shares	Amount

Balance, May 11, 2009 (incorporation date)	-	$-
Class A issued for cash	35,005,200	100,000
Class B:
Issued for cash at $0.05 per share	11,100,000	555,000
Issued for cash at $0.30 per share	9,576,433	2,872,930
Issued as finder’s fees	970,300	151,090
Issued for services rendered	10,000	3,000
Issued for mineral property	275,000	82,500
Share issuance costs	-	(198,728)
Balance, December 31, 2009	56,936,933	$3,565,792

(c)     Commitments:

ii.	Stock-based compensation plan (the “Plan”)

The Company may grant employees, consultants, directors and officers share purchase options. In any 12 month period, the Company will not grant more than 5% and 2% to any individual or consultant, respectively. In addition, options granted to a person in an investor relations activities cannot be granted more than 2% in any 12 month period and no more than one quarter of the option may vest in any three month period.  The maximum number of shares that may be issuable pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding common shares on a non-diluted basis at any time.

During the period ended December 31, 2009, the Company did not grant any share purchase options.

iii.	Warrants

As at December 31, 2009, the Company had no share purchase warrants outstanding.

(d)         Company Financing

On June 2, 2009, the two founders of the Company’s founders purchased 35,005,200 Class A Common shares for total proceeds of $100,000.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

7.	Share Capital (continued)

On June 5, 2009, the Company completed a private placement of 11,100,000 Class B common shares at $0.05 per share for total proceeds of $555,000.  In connection with this financing, the Company paid $16,320 in cash and issued 560,000 common shares of the Company as agent’s fees.  The agent shares were valued at $0.05 per share.

On August 24, 2009, the Company completed a private placement of 9,576,433 Class B common shares for $0.30 per share, for total proceeds of $2,872,930.  In connection with this private placement, the Company paid $31,318 in cash and issued an aggregate of 410,300 common shares of the Company as agent’s fees.  The agent shares were valued at $0.30 per share.

In connection with the PSA agreement for the Norte de Santander Project as disclosed in note 6 above, the Company has issued 275,000 common shares to the vendor of the property with a fair value of $0.30 per share.

In addition, the Company also issued 10,000 common shares to a shareholder of the Company for services rendered.  The common shares have a fair value of $0.30 per share and the total fair value of $3,000 was recorded as professional fees on the statement of operations.

8.	Supplemental Cash Flow Information

(e)	Changes in non-cash working capital are as follows:

December 31, 2009

Deposit	$(9,069)
Value added taxes recoverable	(15,006)
Prepaid expenses and advances	(16,158)
Accounts payable and accrued liabilities	268,792
Change in non-cash working capital	$228,559

(f)	The Company made no cash outlays in respect of interest and taxes for the period ended December 31, 2009.

(g)
During the period ended December 31, 2009, the Company issued 275,000 Class B common shares, with a fair value of $82,500, to the vendor of the Norte de Santander project.   The amount has been excluded from the investing and financing activities.

(h)	As of December 31, 2009, $266,202 included in accounts payable and accrued liabilities was related to mineral properties.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

9.	Related Party Transactions

For the period ended December 31, 2009, the Company has paid the following exploration expenses, legal and management fees to directors and companies controlled by directors and officers:

December 31, 2009

Consulting fees	$20,500
Legal fees	35,495
Management fees	253,750

$309,745

As of December 31, 2009, the Company has bonuses payable of $100,000 owing to three officers and directors of the Company.   In addition, the Company also owes $11,750 to an officer of the Company as a reimbursement of expenses paid on behalf of the Company.

These expenditures were measured at the exchange amount, which are the amounts agreed upon by the transacting parties.

10.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the statutory income tax rates to the loss as a result of the following:

December 31, 2009
Statutory rates	30%

Recovery of income taxes computed at statutory rates	$(351,800)
Difference in tax rates between foreign jurisdictions	(8,100)
Non-deductible items	9,000
Effect on change in tax rate	45,900
Share issue costs	(49,000)
Change in valuation allowance	354,000
$-

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

10.	Income Taxes (continued)

The tax effects on temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

December 31, 2009

Future income tax assets:
Non-capital loss carry forward	$309,000
Share issue costs	44,000
Capital assets	1,000
Less: Valuation allowance	(354,000)
$-

Management considers it more likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied against the future tax assets.

The Company’s future tax assets include approximately $44,000 related to deductions for share issue costs in excess amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operation.

The Company has non-capital and other losses carried forward of approximately $1,163,000 which may be available to offset future income for income tax purposes in Canada and Colombia. The loss carry forwards expire in various amounts between 2017 and 2029.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of the future tax assets, the impact of the change on valuation allowance is reflected in current income. Due to the uncertainty of realization, the Company has not reflected any benefit recorded from these losses in these financial statements.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

11.	Financial Risk Management

Overview
The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors approves and monitors the risk management processes.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s exposure to credit risk is on its cash and cash equivalents and short term investments.

The carrying amount of cash and short term investments represents the maximum credit exposure.

Liquidity risk
Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company currently has adequate liquidity to fund its financial liabilities which are comprised of accounts payable and accrued liabilities.

Market risk
Market risk consists of foreign exchange risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate risk on its cash and cash equivalents, and money market funds.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at December 31, 2009, the Company has an exposure to the US dollars and Colombian pesos that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. The Company considers this risk to be insignificant and therefore does not hedge its foreign exchange risk.  Included in cash is $37,434 and accounts payable and accrued liabilities $272,844 which are denominated in Colombian pesos.  The Company also has cash of $33,850 denominated in US dollars.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

12.	Capital Management

The Company manages its capital to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of shareholders’ equity comprising of share capital, share purchase warrants, contributed surplus and deficit. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment.

In order to facilitate the management of capital and the exploration of its mineral properties, the Company prepares annual expenditure budgets which are updated as necessary and are reviewed and periodically approved by the Company’s Board of Directors.  To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company’s investment policy is to hold excess cash in interest bearing bank accounts and money market funds.

The Company is not subject to externally imposed capital requirements.

14.	Segmented Information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of mineral resource properties in Colombia.

As at December 31, 2009, Geographic segmentation of capital assets and mineral properties is as follows:

	Canada	Colombia	Total
Property and equipment	3,961	48,892	52,853
Mineral properties	-	778,322	778,322

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

15.	Subsequent Events

(i)	Stock Option Plan

On February 4, 2010, the Company authorized the establishment of a Stock Option Plan for the Company.

In April 2010, the Company granted a 1,000,000 share purchase options to members of the Company’s advisory committee.  The options vested on the grant date and are exercisable at $0.50 per share for up to one year.   The Company also granted a total of 2,545,000 stock options to its directors and officers.   The options have the vesting terms of 1/3 on the grant date, 1/3 on the first anniversary and 1/3 on the second anniversary. The options are exercisable for $0.50 per share for a five-year period.

(ii)	Property Option agreements

The Company has entered into various option agreements whereby it is granted rights to perform geological work in the concession areas for a period of up to 4 months.  If the Company is satisfied with the results of the exploration work, it has the option to enter into a purchase and sale agreement to acquire the concession from the title holders.  The list of the option agreements are as follows:

Santa Isabel concession area

On January 13, 2010, the Company has agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos is due on January 13, 2010 (paid $31,200) and the remaining 60,000,000 Colombian pesos is expected to be paid around May 13, 2010.

On March 29, 2010, the Company has made an acquisition offer for the concession area.  As consideration, the Company has agreed to pay US$1,500,000, payable in Colombian pesos at the following dates:

Date	Amount
Upon signing of the acquisition offer	US$100,000 ($102,590 paid in May 2010)
Between 60 to 90 days of the acquisition agreement	US$1,400,000

In addition to the payments above, the Company has offered to issue and deliver 1,500,000 Class B common shares to the title holders between 60 and 90 days from the date of agreement.

The Company has also offered to pay royalties in the amount of US$5 per ounce, up to a maximum of 2,000,000 ounces of gold (or equivalent to US$10,000,000) of measured and indicated mineral resources as disclosed and published on one or more technical reports prepared in accordance with NI 43-101.

Arias concession area

On January 21, 2010, the Company agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos is due on January 21, 2010 (paid $31,200) and the remaining 60,000,000 Colombian pesos are due on May 21, 2010.

La Providenica concession area

On February 18, 2010, the Company agreed to pay a total of 120,000,000 Colombian pesos to the title holders, of which 60,000,000 Colombian pesos is due on February 18, 2010 (paid $32,400) and the remaining 60,000,000 Colombian pesos are due on June 18, 2010.

CB GOLD INC.

Notes to the Consolidated Financial Statements
For the Period Ended December 31, 2009

14.	Subsequent Events (continued)

(ii)   Property option agreements (continued)

Potosi concession area

On February 23, 2010, the Company agreed to pay a total of US$120,000 to the title holders, of which US$60,000 is due on February 23, 2010 (paid) and the remaining US$60,000 is due on June 23, 2010.

Agua de Paramo concession area

On April 14, 2010, the Company agreed to pay a total of 60,000,000 Colombian pesos to the title holders, of which 30,000,000 Colombian pesos is due on April 14, 2010 (paid $15,300) and the remaining 30,000,000 Colombian pesos is due on May 21, 2010.

(iii)   Private placement

On February 24, 2010, the Company completed a $5,050,000, 10,100,000 common share private placement.  Each share was issued at $0.50 per share.  In connection with this private placement, the Company has issued 601,200 Class B common shares as finders’ fees.  The shares issued as finders’ fees have a fair value of $0.50 per share.

(iv)  Proposed transaction

On February 26, 2010, the Company entered into a Letter of Intent with First Source Resources Inc. (“First Source”) under which the Company will merge with First Source and form a new merge company.  The holders of the Company will receive one share of the new merge company for every share held in the Company and the holders of First Source will receive 0.254512 share of the new merge company for every share held in First Source. The transaction will be accounted for as a reverse take over as the holders of the Company will own the majority of the common shares of First Source after the proposed transaction.  The transaction is subject to the shareholder and regulatory approvals.

Appendix “F”

Management’s Discussion & Analysis of CB Gold

[Please see attached]

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2010

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

I           INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of CB Gold Inc. and its subsidiaries, (the “Company”, “CB Gold”, “we”, “us”, “our”) should be read in conjunction with the unaudited consolidated financial statements and notes for the three months ended March 31, 2010, and with the audited consolidated financial statements for the inception date of May 11, 2009 to December 31, 2009. This MD&A is current as at May 17, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

The information provided in this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements and forward-looking information about CB Gold within the meaning of applicable securities laws. In addition, CB Gold may make or approve certain statements or information in future filings with Canadian securities regulatory authorities, in news releases, or in oral or written presentations by representatives of CB Gold that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information. All statements and information, other than statements of historical fact, made by CB Gold that address activities, events, or developments that CB Gold expect or anticipate will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “budget”, “schedule”, “project”, “estimate”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and CB Gold does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of CB Gold are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on CB Gold’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any

2	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

forward-looking statements. For a more detailed discussion of certain risk factors, see the section on Risk and Uncertainties in this document.

In addition, forward-looking statements and information herein, including financial information, is based on certain assumptions relating to the business and operations of CB Gold.

Although CB Gold have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein.

II           DESCRIPTION OF BUSINESS

Corporate Structure

CB Gold was incorporated under the Business Corporations Act (British Columbia) on May 11, 2009. CB Gold’s head office is located at 1300-1500 West Georgia Street, Vancouver, BC V5G 2Z6, and the registered and records office of CB Gold is located at 14417 Blackburn Crescent, White Rock, BC V4B 3A3.

CB Gold has one wholly-owned subsidiary, Cedar Business Investments Ltd. (“Cedar”) and Cedar has one wholly-owned subsidiary, Leyhat Corporation (“Leyhat”).  Both Cedar and Leyhat are incorporated under the laws of the British Virgin Islands and were acquired by CB Gold on July 20, 2009.  Leyhat has a registered branch in Colombia, Leyhat Colombia Sucursal which was established on July 24, 2009.  Other than these two subsidiaries, CB Gold does not hold securities in any other corporation, partnership, trust or other corporate entity.

General Development of the Business

CB Gold is a staged mineral exploration company headquartered in Vancouver, British Columbia.  CB Gold through its branch, Leyhat Colombia Sucursal is pursuing the exploration and development of two mineral projects in Colombia: the Norte de Santander Gold Project and the Vetas Gold Project.

A technical report pursuant to National Instrument (“NI”) 43-101 was completed by Scott Wilson in relation to the Norte de Santander Gold Project in April , 2010 (the “Norte de Santander Technical Report”).

A technical report pursuant to NI 43-101 was completed by Scott Wilson in relation to the Vetas Gold Project in May, 2010 (the “Vetas Technical Report”).

3	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Overview of Performance

Drill Program

By the end of June, 2010 the Company expects to start a first drilling campaign for a total of 10,000 meters on the Real Minera mining property, part of the Company’s Vetas Gold Project.  Application for the drilling permits has been filed and the Company expects to receive a positive response in the coming weeks. The Company is currently reviewing drilling contracts and proposals received from prominent international drilling companies specializing in small, man portable drilling rigs, and with experience in the Vetas – California area.

In May, 2010 the Company also commenced the first geophysics survey program on La Vereda mining property, part of the Company’s Vetas Gold Project. This first program is expected to complete in early July, 2010 at which time the geophysics team will move across to the Vetas mines area and commence a survey there. Combined with the anticipated drilling results we expect to generate further detailed drilling targets, and further confirming the surface and underground sampling work.

Exploration

Exploration work continues in the greenfield Norte de Santander properties, with geochemical sampling and geological mapping, following up historical results and the recent satellite imagery work conducted by CB Gold.

The Company has engaged an experienced mining engineer to review the potential for a small scale mining and processing operation in Vetas. Initial results are positive and further work is being prepared, including mine planning, productivity, training, metallurgical testing and underground mining method.

Qualified Person, Quality Control and Reports

Vetas Gold Project:

A Technical Report conformable to NI 43-101 Standards of Disclosure for Mineral Projects was prepared and finalized by Scott Wilson Roscoe Postle & Associates Inc. (“SWRPA”) in May, 2010.  SWRPA visited the project area from December 2 to 4, 2009.

This report titled “Technical Report on the Vetas Gold Project, Colombia” was prepared and signed by the author Hrayr Agnerian, M.Sc.(Applied), P.Geo Associate Senior Consulting Geologist with SWRPA and is the qualified person for the purposes of NI 43-101.

4	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Norte de Santander Gold Project:

A Technical Report conformable to NI 43-101 Standards of Disclosure for Mineral Projects was prepared and finalized by SWRPA on April 15, 2010. SWRPA visited the project area from June 10 to 14, 2009.

This report titled “Technical Report on the Vetas Gold Project, Colombia” was prepared and signed by the author: Hrayr Agnerian, M.Sc. (Applied), P.Geo Associate Senior Consulting Geologist SWRPA and is qualified person for the purposes of NI 43-101.

The Company has acquired a dominant position in Vetas mining area, and continues to evaluate opportunities in the surrounding area. We are also reviewing the optimisation of current exploration programs with regard to adjacent properties.

III           FINANCIAL REVIEW AND RESULTS OF OPERATION

Project Costs Capitalized and Expensed

As of March 31, 2010 the Company has capitalized $1, 578,365 (December 31, 2009 - $778,322) in regards to its mining properties.  For the three months ended March 31, 2010 a  total of $301,171 (May 11 to December 31, 2009 - $282,466) of exploration expenditures has been incurred related to the properties.

5	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Capitalized Project Costs

	Notre de Santander Projec	Vetas Project										Total
		La Real Minera	San Antonio & San Bartolo	La Peter	El Dorado	Los Delirios	La Vereda	Santa Isabel	Arias	La Providencia	Potosi
Balance, May 11, 2009	$-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-
Acquisition costs - cash	419,718	-	-	-	-	-	-	-	-	-	-	419,718
Acquisition costs - shares	82,500	-	-	-	-	-	-	-	-	-	-	82,500
Concession payments	-	61,462	48,245	48,245	32,318	32,318	53,516	-	-	-	-	267,104
Balance at December 31, 2009	502,218	61,462	48,245	48,245	32,318	32,318	53,516	-	-	-	-	778,322
Acquisition costs	-	104,057	-	103,511	103,511	-	-	103,511	-	-	-	414,590
Acquisition costs - shares	150,000	-	-	-	-	-	-	-	-	-	-	150,000
Concession payments	-	61,511	16,062	-	-	-	-	32,123	32,123	32,123	61,511	235,453
Balance at March 31, 2010	$652,218	227,030	64,307	151,756	135,829	32,318	53,516	135,634	32,123	32,123	61,511	$1,578,365
6	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Expensed project costs
	Three months ended March 31, 2010	May 11 to December 31, 2009	Total
Assays and analytical	$25,433	30,297	$55,730
Consulting fees	22,926	15,473	38,399
Field supplies, equipment and warehouse rental	5,440	9,064	14,504
Food and accommodation	25,806	20,017	45,823
Insurance	1,878	-	1,878
Subcontractors, overhead and other	171,386	156,429	327,815
Travel and transportation	48,302	51,186	99,488

	$301,171	282,466	$583,637

Results of Operations

EXPENSES:	Quarter ended March 31, 2010 (3 months)	May 11, 2009, (date of incorporation), to December 31, 2009 (7.5 months)
Amortization	$3,179	$5,305
Consulting fees	132,528	194,625
Exploration	301,171	282,466
Foreign exchange loss	6,802	17,526
Management and administrative fees	148,879	253,750
Office and general	31,847	67,960
Professional fees	220,020	201,117
Travel	42,741	149,740
Loss before other items	(887,167)	(1,172,539)

Interest Income	2,463	1,581

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(884,704)	$(1,170,958)
Basic and diluted loss per share	$(0.02)	$(0.03)

For the three months ended March 31, 2010 and for the period from May 11 to December 31, 2009 the Company reported a net loss of $884,704 and $1,170,958, respectively. The loss was primarily attributable to consulting fees, exploration costs, management and administrative fees and professional fees.

Amortization was higher overall in 2009 compared to the three months ended March 31, 2010, but was generally the same on a monthly basis.

7	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Exploration costs were higher in the three months ended March 31, 2010 as compared to the period from May 11 to December 31, 2009.  Going forwards, the Company is projecting higher exploration costs, again, as the drill programs ramp up.

Foreign exchange loss of $6,802 is higher in the three months ended March 31, 2010.  Foreign exchange loss will fluctuate as a result of changes in the foreign exchange rate of the US dollar and the Colombian peso in relation to the Canadian dollar.  The company considers this risk to not be material (but does review the situation from time to time) and therefore does not hedge its foreign exchange risk at this time.

Management fees are higher and professional fees are higher on a monthly basis in the three months ended March 31, 2010 as compared to the 7.5 months ended December 31, 2009.  At this early stage of the Company’s growth and development, more consultants and legal time is required to get its exploration projects underway and the company has been engaged in significant legal work surrounding the acquisition of properties and the Amalgamation with First Source Resources.

Office and general expenses were higher in the first start up period of the company, and have dropped as systems and procedures become developed.  Office expenses will increase in the latter half of fiscal 2010, as the Company establishes its corporate head office in Vancouver.

Interest income is directly related to the Company’s bank balances.  The company is in the process of raising the funds required to proceed with its acquisitions and to perform the drilling and geophysic programs.  Interest income will increase when the funds are raised and will decrease as the funds are spent.

Throughout fiscal 2010 exploration expenses, management fees, office and general expenses and legal fees will continue to increase as a result of hiring new staff, including a Chief Financial Officer, increased travel to Colombia to coordinate the increased levels of exploration and drilling activities on-site.

8	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Summary of Quarterly Results

Selected financial information for all completed quarters from incorporation to date:

ALL QUARTERS SINCE INCORPORATION	REVENUE	NET LOSS (expressed in thousands of Canadian dollars)	NET LOSS PER SHARE BASIC AND DILUTED
Q2 2009 (partial period)	$ nil	$ 251 (est.)	$ (0.03)
Q3 2009	$ nil	$ 460 (est.)	$ (0.03)
Q4 2009	$ nil	$ 460 (est.)	$ (0.03)
Q1 2010	$ nil	$ 885	$ (0.02)

Liquidity and Capital Resources

The Company’s mineral exploration and development activities have provided the Company with no sources of income and an accumulated deficit.  However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation.

At March 31, 2010 the Company had cash and short term investments of $5,076,323, compared to $2,058,420 at December 31, 2009.

The Company intends to finance its exploration and development activities through future financing activities.

Operating activities
During the quarter ended March 31, 2010 the Company had cash outflow from operating activities of $747,169 (7.5 month period ending December 31, 2009 - $916,568).  The operating activities are a result of the Company`s exploration and drilling activities on-site, and the operations of the corporate office.

Financing activities
Cash flow from financing activities during the quarter ended March 31, 2010 was $4,335,000 (7.5 month period ending December 31, 2009 - $3,480,292).

On June 2, 2009, the Company’s founders purchased 35,005,200 Class A Common shares for total proceeds of $100,000.

On June 5, 2009, the Company completed a private placement of 11,100,000 Class B common shares at $0.05 per share for total proceeds of $555,000.  In connection with this financing, the Company paid $16,320 in cash and issued 560,000 common shares of the Company as agent’s fees.  The agent shares were valued at $0.05 per share.

On August 24, 2009, the Company completed a private placement of 9,576,433 Class B common shares for $0.30 per share, for total proceeds of $2,872,930.  In connection with this private placement, the Company paid $31,318 in cash and issued an aggregate of 410,300 common shares of the Company as agent’s fees.  The agent shares were valued at $0.30 per share.

9	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

In connection with the PSA agreement for the Norte de Santander Project as disclosed in note 6 above, during the three months ended March 31, 2010, the Company issued 300,000 common shares with a fair value of $0.50 per share (December 31, 2009 – 275,000 common shares with $0.30 per share) to the vendor of the property.

During the three month period ended March 31, 2010, the Company issued 10,000 common shares with a total fair value of $5,000 (December 31, 2009 – 10,000 common shares with a total fair value of $3,000) for services rendered.  The amount was recorded as professional fees on the statement of operations.

The Company completed a private placement of 10,100,000 Class B common shares for $0.50 per share, for total proceeds of $5,050,000.  As at March 31, 2010, 8,380,000 shares were issued for $4,190,000, 290,000 shares which were issued in April 2010 for $145,000 which was received in March 2010, 730,000 shares were issued for $365,000 subscription receipts which were received in April 2010, and 700,000 shares were issued and their related proceeds of $350,000 were received in April 2010.

In connection with this private placement, the Company agreed to issue 601,200 Class B common shares as finders’ fees.  The shares issued as finders’ fees have a fair value of $0.50 per share, and were issued in April 2010.

Investing activities
Cash inflows from the investing activities during the quarter ended March 31, 2010 was $830,667 (7.5 months ended December 31, 2009 - outflow of $2,338,663). This was largely due to the redemption of short-term investments that were purchased in the prior period.  Also, we incurred mineral properties expenditures in the quarter ended March 31, 2010 for $556,808 (7.5 months ended December 31, 2009 - $429,620).

The Company will continue to depend upon equity capital to finance its activities.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Share Capital

As at May 17, 2010 the Company had 97,000,000 authorized common shares, 35,005,200 Class A shares issued and outstanding and 31,551,732 Class B shares issued and outstanding.

In April 2010, the Company granted 1,000,000 stock options to its advisory committee.  The options vested on the grant date and are exercisable at $0.50 per share for up to one year.  Also in April 2010, the Company granted a total of 2,545,000 stock options to its directors and officers. The options have the vesting terms of 1/3 on the grant date, 1/3 on the first anniversary and 1/3 on the second anniversary, and are exercisable at $0.50 per share for up to five years.  Of the 3,545,000 stock purchase options granted, 1,848,333 have vested as of the date of this MD&A, May 17, 2010.

10	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

For the quarter ended March 31, 2010 and the period ended December 31, 2009, the Company has paid the following consulting, legal and management fees to directors and to companies controlled by directors and officers:

	Three months ended March 31, 2010	May 11, 2009 (date of incorporation) to December 31, 2009

Consulting fees	$20,131	$20,500
Legal fees	47,726	35,495
Management fees	94,500	253,750
	$162,357	$309,745

These expenditures were measured at the exchange amount, which are the amounts agreed upon by the transacting parties.

Financial Instruments and Other Instruments

The carrying values of cash, short-term investments, accounts payable and accrued liabilities, amounts due to related parties approximate their fair values.  The Company’s exposure to risk is on its cash and its short-term investments.

New Accounting Pronouncements

Newly Adopted Accounting Policies

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” which replaced CICA Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard as of July 1, 2009 and it did not have any impact on its financial statements.

The CICA amended Section 3862, "Financial Instruments - Disclosures," in 2009 to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments are effective for the Company’s annual financial statements for the year ended December 31, 2010.

11	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These new statements apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted.

In January 2009, the CICA issued ECI-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted the new standard as of July 1, 2009 and it did not have any impact on its financial statements.

In March 2009, the CICA issued EIC-174 "Mining Exploration Costs." This EIC provides guidance on the accounting for and the impairment review of capitalized exploration costs. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at March 31, 2010.

International Financial Reporting Standards (IFRS)

In 2006 the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly‐listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company will adopt IFRS effective January 1, 2011 with a transition date of January 1, 2010. The Company has commenced the development of an IFRS implementation plan to prepare for this transition and is the process of determining the key areas where changes to accounting policies may be required.

As part of the transition process, the Company has provided or will provide IFRS specific training to senior financial reporting personnel and directors.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties, including those described in CB Gold and First Source

12	CB Gold Inc.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2010

Resources joint management information circular dated June 28, 2010, and posted on CB Gold’s website at www.cbgoldinc.com and SEDAR at www.sedar.com.

Any of the risks and uncertainties described in the above-noted documents could have a material adverse affect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business.

IV OBJECTIVES FOR FISCAL 2010

The Company is working diligently to complete the previously announced Amalgamation with First Source Resources and commence trading on the TSX Venture Exchange. In addition senior executives are working with GMP Securities of Toronto to complete the previously announced $35m Subscription Receipts Offering. An engagement letter has been executed and the Company is preparing to commence marketing of the Offering.

At Vetas we are aggressively pursuing the due diligence and acquisition of the remaining properties that we have under option, as well as working with the mining authorities to consolidate the various titles and permits relating to these properties. We have built strong and positive relationships with the various departments, offices and corporations of the regional and federal government and continue to work on a daily basis with these groups. There is strong support for the Company’s activities from the mining authorities as well as the political leadership of the Santander Province.

During the remainder of 2010 we will continue our exploration work – sampling, mapping, geophysical surveys and drilling as well as consolidation of the data generated and begin preparation for the modelling and technical work required to assess any potential resources at the Project.

With regards to the Norte de Santander Gold Project for the period of May to December 2010, CB Gold expects to complete the transfer of all remaining applications and concessions under the name of Leyhat Colombia Sucursal.  The Company has already discarded 4 areas which are deemed of insufficient potential, reducing the future costs of land fees and insurance. CB Gold will continue with the exploration program started in 2009 and with the assessment of the Geological potential of the areas.

In line with the core strategy of consistent growth and development, CB Gold will also evaluate any opportunity in line with our strategy of acquiring and developing precious metal projects in Colombia and that can potentially add value to the Company and its shareholders.

Given the success to date and the anticipated expansion in exploration activities, as well as the review of a small scale producing operation at Vetas, we expect to expand the CB Gold team to include more technical and financial staff.

13	CB Gold Inc.

CB GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED DECEMBER 31, 2009

Management’s Discussion and Analysis for the Period Ended December 31, 2009

I           INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of CB Gold Inc. and its subsidiaries, (the “Company”, “CB Gold”, “we”, “us”, “our”) should be read in conjunction with the audited consolidated financial statements for the inception date of May 11, 2009 to December 31, 2009. This MD&A is current as at May 17, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

The information provided in this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements and forward-looking information about CB Gold within the meaning of applicable securities laws. In addition, CB Gold may make or approve certain statements or information in future filings with Canadian securities regulatory authorities, in news releases, or in oral or written presentations by representatives of CB Gold that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information. All statements and information, other than statements of historical fact, made by CB Gold that address activities, events, or developments that CB Gold expect or anticipate will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “budget”, “schedule”, “project”, “estimate”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and CB Gold does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of CB Gold are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on CB Gold’s business or the extent to which any factor, or combination of

2	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

factors, may cause actual realities to differ materially from those contained in any forward-looking statements. For a more detailed discussion of certain risk factors, see the section on Risk and Uncertainties in this document.

In addition, forward-looking statements and information herein, including financial information, is based on certain assumptions relating to the business and operations of CB Gold.

Although CB Gold have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein.

II           DESCRIPTION OF BUSINESS

Corporate Structure

CB Gold was incorporated under the Business Corporations Act (British Columbia) on May 11, 2009. CB Gold’s head office is located at 1300-1500 West Georgia Street, Vancouver, BC V5G 2Z6, and the registered and records office of CB Gold is located at 14417 Blackburn Crescent, White Rock, BC V4B 3A3.

CB Gold has one wholly-owned subsidiary, Cedar Business Investments Ltd. (“Cedar”) and Cedar has one wholly-owned subsidiary, Leyhat Corporation (“Leyhat”).  Both Cedar and Leyhat are incorporated under the laws of the British Virgin Islands and were acquired by CB Gold on July 20, 2009.  Leyhat has a registered branch in Colombia, Leyhat Colombia Sucursal which was established on July 24, 2009.  Other than these two subsidiaries, CB Gold does not hold securities in any other corporation, partnership, trust or other corporate entity.

General Development of the Business

CB Gold is a staged mineral exploration company headquartered in Vancouver, British Columbia.  CB Gold through its branch, Leyhat Colombia Sucursal is pursuing the exploration and development of two mineral projects in Colombia: the Norte de Santander Gold Project and the Vetas Gold Project.

A technical report pursuant to National Instrument (“NI”) 43-101 was completed by Scott Wilson in relation to the Norte de Santander Gold Project in April , 2010 (the “Norte de Santander Technical Report”).A technical report pursuant to NI 43-101 was completed

3	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

by Scott Wilson in relation to the Vetas Gold Project in May, 2010 (the “Vetas Technical Report”).

Overview of Performance

Drill Program

By the end of June, 2010 the Company expects to start a first drilling campaign for a total of 10,000 meters on the Real Minera mining property, part of the Company’s Vetas Gold Project.  Application for the drilling permits has been filed and the Company expects to receive a positive response in the coming weeks. The Company is currently reviewing drilling contracts and proposals received from prominent international drilling companies specializing in small, man portable drilling rigs, and with experience in the Vetas – California area.

In May, 2010 the Company also commenced the first geophysics survey program on La Vereda mining property, part of the Company’s Vetas Gold Project. This first program is expected to complete in early July, 2010 at which time the geophysics team will move across to the Vetas mines area and commence a survey there. Combined with the anticipated drilling results we expect to generate further detailed drilling targets, and further confirming the surface and underground sampling work.

Exploration

Exploration work continues in the greenfield Norte de Santander properties, with geochemical sampling and geological mapping, following up historical results and the recent satellite imagery work conducted by CB Gold.

The Company has engaged an experienced mining engineer to review the potential for a small scale mining and processing operation in Vetas. Initial results are positive and further work is being prepared, including mine planning, productivity, training, metallurgical testing and underground mining method.

Qualified Person, Quality Control and Reports

Vetas Gold Project:

A Technical Report conformable to NI 43-101 Standards of Disclosure for Mineral Projects was prepared and finalized by Scott Wilson Roscoe Postle & Associates Inc. (“SWRPA”) in May, 2010.  SWRPA visited the project area from December 2 to 4, 2009.

This report titled “Technical Report on the Vetas Gold Project, Colombia” was prepared and signed by the author Hrayr Agnerian, M.Sc.(Applied), P.Geo Associate Senior Consulting Geologist with SWRPA and is the qualified person for the purposes of NI 43-101.

4	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

Norte de Santander Gold Project:

A Technical Report conformable to NI 43-101 Standards of Disclosure for Mineral Projects was prepared and finalized by SWRPA on April 15, 2010. SWRPA visited the project area from June 10 to 14, 2009.

This report titled “Technical Report on the Vetas Gold Project, Colombia” was prepared and signed by the author: Hrayr Agnerian, M.Sc. (Applied), P.Geo Associate Senior Consulting Geologist SWRPA and is qualified person for the purposes of NI 43-101.

The Company has acquired a dominant position in Vetas mining area, and continues to evaluate opportunities in the surrounding area. We are also reviewing the optimisation of current exploration programs with regard to adjacent properties.

III           FINANCIAL REVIEW AND RESULTS OF OPERATION

Project Costs Capitalized and Expensed

As of December 31, 2009 the Company has capitalized $778,322 in regards to its mining properties.  A total of $282,466 of total direct exploration expenditures has been incurred related to the properties, with a total of $626,881 of combined direct and indirect exploration expenses.

Mining Properties	Norte de Santander Gold Project	Vetas Gold Project	Total
Balance, May 11, 2009	$-	$-	$-
Acquisition costs in period ended December 31, 2009	502,218	276,104	778,322
	502,218	276,104	778,322
Exploration Expenditures
May 11 to December 31, 2009	Consulting fees	194,625
	Travel	149,790
	Exploration	282,466	626,881(1)
			$1,405,203

(1)In the Consolidated Statement of Operations, Comprehensive Loss and Deficit, the Exploration expenses are separated into three categories. They are shown here for MD&A purposes as one category.

5	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

Results of Operations

EXPENSES:	May 11, 2009, (date of incorporation), to December 31, 2009 (7.5 months)
Amortization	$5,305
Consulting fees	194,625
Exploration	282,466
Foreign Exchange Loss	17,526
Management fees	253,750
Office and General	67,960
Professional Fees	201,117
Travel	149,790
Loss before other items	(1,172,539)

Interest Income	1,581

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,170,958)
Basic and diluted loss per share	$(0.03)

For the period from May 11 to December 31, 2009 the Company reported a net loss of $1,170,958. The loss was primarily attributable to consulting fees, exploration costs, management fees, professional fees and travel.

Exploration costs were $282,466.  Going forwards, the Company is projecting higher exploration costs, again, as the drill programs ramp up.

Foreign exchange loss is $17,526.  Foreign exchange loss will fluctuate as a result of changes in the foreign exchange rate of the US dollar and the Colombian peso in relation to the Canadian dollar.  The company considers this risk to not be material (but does review the situation from time to time) and therefore does not hedge its foreign exchange risk at this time.

Management fees are higher and legal fees are At this early stage of the Company’s growth and development, more consultants and legal time is required to get its exploration projects underway and the company has been engaged in significant legal work surrounding the acquisition of properties and the Amalgamation with First Source Resources.

Office and general expenses were high in the first start up period of the company as systems and procedures become developed.  Office expenses will increase in the latter half of fiscal 2010, as the Company establishes its corporate head office in Vancouver.

6	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

Interest income is directly related to the Company’s bank balances.  The company is in the process of raising the funds required to proceed with its acquisitions and to perform the drilling and geophysic programs.  Interest income will increase when the funds are raised and will decrease as the funds are spent.

Throughout fiscal 2010 exploration expenses, management fees, office and general expenses and legal fees will continue to increase as a result of hiring new staff, including a Chief Financial Officer, increased travel to Colombia to coordinate the increased levels of exploration and drilling activities on-site.

Summary of Quarterly Results

Selected financial information for all completed quarters from incorporation to date:

ALL QUARTERS SINCE INCORPORATION	REVENUE	NET LOSS (expressed in thousands of Canadian dollars)	NET LOSS PER SHARE BASIC AND DILUTED
Q2 2009 (partial period)	$ nil	$ 236 (est.)	$ (0.03)
Q3 2009	$ nil	$ 473 (est.)	$ (0.03)
Q4 2009	$ nil	$ 473 (est.)	$ (0.03)

Liquidity and Capital Resources

The Company’s mineral exploration and development activities have provided the Company with no sources of income and an accumulated deficit.  However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation.

At December 31, 2009 the Company had cash and short term investments of $2,058,420.

The Company intends to finance its exploration and development activities through future financing activities.

Operating activities
During the period ended December 31, 2009 the Company had cash outflow from operating activities of $916,568.

Financing activities
Cash flow from financing activities during the period ending December 31, 2009 was $3,408,292.

On June 2, 2009, the two founders of the Company’s founders purchased 35,005,200 Class A Common shares for total proceeds of $100,000.

7	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

On June 5, 2009, the Company completed a private placement of 11,100,000 Class B common shares at $0.05 per share for total proceeds of $555,000.  In connection with this financing, the Company paid $16,320 in cash and issued 560,000 common shares of the Company as agent’s fees.  The agent shares were valued at $0.05 per share.

On August 24, 2009, the Company completed a private placement of 9,576,433 Class B common shares for $0.30 per share, for total proceeds of $2,872,930.  In connection with this private placement, the Company paid $31,318 in cash and issued an aggregate of 410,300 common shares of the Company as agent’s fees.  The agent shares were valued at $0.30 per share.

On March 31, 2010, the Company completed a private placement of 10,100,000 Class B common shares for $0.50 per share for total proceeds of $5,050,000.  In connection with this private placement, the Company issued 601,200 Class B common shares as finders’ fees.  The shares issued as finders’ fees have a fair value of $0.50 per share.

Investing activities
Cash used for investing activities during the period ended December 31, 2009 was $2,338,664. This was largely due to the purchase of short-term investments.  Also, we incurred mineral properties expenditures in the period ended December 31, 2009 of $429,620.

The Company continues to depend upon equity capital to finance its activities.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Share Capital

As at May 17, 2010 the Company had 97,000,000 authorized common shares, 35,005,200 Class A shares issued and outstanding and 31,551,732 Class B shares issued and outstanding.

In April 2010, the Company granted 1,000,000 share purchase options to its advisory committee.  The options vested on the grant date and are exercisable at $0.50 per share for up to one year.  The Company also granted a total of 2,545,000 stock options to its directors and officers. The options have the vesting terms of 1/3 on the grant date, 1/3 on the first anniversary and 1/3 on the second anniversary. The options are for $0.50 per share for up to five years.  Of the 3,545,000 stock purchase options granted, 1,848,333 have vested as of the date of this MD&A, May 17, 2010.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

8	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

Transactions with Related Parties

For the quarter ended March 31, 2010 and the period ended December 31, 2009, the Company has paid the following exploration expenses, legal and management fees to directors and companies controlled by directors and officers:

May 11, 2009 (date of incorporation) to December 31, 2009

Consulting fees	$20,500
Legal fees	35,495
Management fees	253,750
$309,745

These expenditures were measured at the exchange amount, which are the amounts agreed upon by the transacting parties.

Financial Instruments and Other Instruments

The carrying values of cash, short-term investments, accounts payable and accrued liabilities, amounts due to related parties approximate their fair values.  The Company’s exposure to risk is on its cash and its short-term investments.

New Accounting Pronouncements

Newly Adopted Accounting Policies

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” which replaced CICA Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard as of July 1, 2009 and it did not have any impact on its financial statements.

The CICA amended Section 3862, "Financial Instruments - Disclosures," in 2009 to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments are effective for the Company’s annual financial statements for the year ended December 31, 2010.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, “Consolidated Financial

9	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

Statements” and 1602, “Non-Controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These new statements apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted.

In January 2009, the CICA issued ECI-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted the new standard as of July 1, 2009 and it did not have any impact on its financial statements.

In March 2009, the CICA issued EIC-174 "Mining Exploration Costs." This EIC provides guidance on the accounting for and the impairment review of capitalized exploration costs. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at March 31, 2010.

International Financial Reporting Standards (IFRS)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents changes due to new accounting standards.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.
The Company is assessing the potential impacts of this changeover and is developing its IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties, including those described in CB Gold and First Source Resources joint management information circular dated June 28th, 2010, and posted on CB Gold’s website at www.cbgoldinc.com and SEDAR at www.sedar.com.

Any of the risks and uncertainties described in the above-noted documents could have a material adverse affect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business.

10	CB Gold Inc.

Management’s Discussion and Analysis for the Period Ended December 31, 2009

IV OBJECTIVES FOR FISCAL 2010

The Company is working diligently to complete the previously announced Amalgamation with First Source Resources and commence trading on the TSX Venture Exchange. In addition senior executives are working with GMP Securities of Toronto to complete the previously announced $35m Subscription Receipts Offering. An engagement letter has been executed and the Company is preparing to commence marketing of the Offering.

At Vetas we are aggressively pursuing the due diligence and acquisition of the remaining properties that we have under option, as well as working with the mining authorities to consolidate the various titles and permits relating to these properties. We have built strong and positive relationships with the various departments, offices and corporations of the regional and federal government and continue to work on a daily basis with these groups. There is strong support for the Company’s activities from the mining authorities as well as the political leadership of the Santander Province.

During the remainder of 2010 we will continue our exploration work – sampling, mapping, geophysical surveys and drilling as well as consolidation of the data generated and begin preparation for the modelling and technical work required to assess any potential resources at the Project.

With regards to the Norte de Santander Gold Project for the period of May to December 2010, CB Gold expects to complete the transfer of all remaining applications and concessions under the name of Leyhat Colombia Sucursal.  The Company has already discarded 4 areas which are deemed of insufficient potential, reducing the future costs of land fees and insurance. CB Gold will continue with the exploration program started in 2009 and with the assessment of the Geological potential of the areas.

In line with the core strategy of consistent growth and development, CB Gold will also evaluate any opportunity in line with our strategy of acquiring and developing precious metal projects in Colombia and that can potentially add value to the Company and its shareholders.

Given the success to date and the anticipated expansion in exploration activities, as well as the review of a small scale producing operation at Vetas, we expect to expand the CB Gold team to include more technical and financial staff.

11	CB Gold Inc.

Appendix “G”

Management’s Discussion & Analysis of First Source

[Please see attached]

Management’s Discussion and Analysis

For the Quarter Ended January 31, 2010

Dated: March 15, 2010

Index	Page
A ‐ Introduction and Forward-Looking information	1
B ‐ Description of Business	1
C ‐ Description of Properties and Agreements	1-8
D ‐ Results of Operations	8-9
E ‐ Summary of Quarterly Results	9-10
F ‐ Transactions with Related Parties	10-11
G ‐ Financial Conditions, Liquidity and Capital Resources	12-13
H ‐ Subsequent Events and Outlook	14
I ‐ Financial Instruments and Other Instruments	15
J ‐ Off Balance Sheet Arrangements	15
K ‐ Use of Estimates	16
L ‐ Disclosure of Outstanding Share Data	16
M – Changes in Accounting Policies including Initial Adoption	16-17
N ‐ Risks and Uncertainties	17-22
O ‐ Licenses and Permits	22

A.	Introduction and Forward Looking Information

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations of First Source Resources Inc. (the “Company” or “First Source”) is prepared as at March 10, 2010 and should be read in conjunction with the financial statements of the Company for the quarter ended January 31, 2010.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Additional information relevant to the Company and its activities can be found on SEDAR at www.sedar.com.

This MD&A may contain forward-looking information concerning, among other things, information with respect to the Company’s business strategy, plans, outlook, targets and expectations regarding exploration, results of exploration, mineralized material and cash operating costs. In particular, and without limiting the generality of the foregoing, this MD&A contains forward-looking information concerning: (a) its exploration of the Lacs des Pics Property, which information has been based on exploration on the Property to date and the recommended work program set forth in the technical report (described below) concerning the Property; and (b) the Company’s proposed merger with CB Gold Inc., which information has been based on the letter agreement between the Company and CB Gold Inc. and the assumption that the conditions precedent to the closing of the transaction, described below, being met.  Such statements can generally be identified by the use of  words or phrases such as “anticipates”, “estimates”, “projects”, “foresees”, “believes”, “would”, “should”, “will” and other similar words or phrases. Such statements are subject to known and unknown risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The risks and uncertainties include, but are not limited to, uncertainties related to: results of exploration, costs of exploration, mineral prices, operating and technical difficulties with respect to exploration, the Company’s ability to obtain necessary financing, permits and licenses and the Company’s interest in its properties.

These and other factors should be considered carefully by the reader, and the reader should not place undue reliance on forward-looking information.  Except as required by law, the Company assumes no obligation to update or review these forward-looking information to reflect actual results, changes in assumptions, or changes in other factors affecting such information.  In particular, the Company intends to update its material forward-looking information in accordance with section 5.8 of National Instrument 51-102 Continuous Disclosure Obligations.

B. Description of Business

The Company is a mineral exploration company headquartered in Vancouver, British Columbia.  The goal of the Company is to acquire, explore and develop properties that are highly prospective for gold, copper and other precious and base metals and industrial diamonds.  The objective of management of the Company is to develop a portfolio of properties through a combination of grassroots prospecting, land acquisition, and the formation of strategic industry relationships.

The Company was incorporated in the Province of British Columbia on October 20, 2005.  The fiscal year end of the Company is July 31.

C. Description of Mineral Properties and Agreements

The Company currently has an interest in and explores one gold/copper property in the Gaspe region of Quebec, known as Lac des Pics.

Lac Des Pics Property

The Company currently holds a 100% interest in the Lac des Pics Property (the “Property”) in the Province of Quebec, under an agreement (the “Agreement”) whereby First Source agreed, over three years, to make cash payments to the vendor of the Property, ASPM Inc. (“ASPM”), of $75,000, grant ASPM 750,000 common shares in First Source and make $750,000 in exploration expenditures on the Property.  First Source also granted ASPM a 2% net smelter royalty to the vendor of the Property, 1.5% of which can be purchased back for $2,000,000 within 120 days of the completion of a bankable feasibility study.  As of the date hereof, First Source has made cash payments of $75,000 to ASPM, issued 750,000 common shares to ASPM and made approximately $787,000 in exploration expenditures on the Property.  Under the Agreement, First Source can terminate its obligations at any time and not be liable for unpaid portions of the purchase price, common shares and exploration expenditures, but the Property would then revert back to ASPM.

A technical report prepared by Jean-Pierre Cloutier, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), was completed in relation to the Property on June 7, 2007, and updated on September 30, 2007 to include work completed by the Company in June, July, August and September of 2007 (the “Technical Report”).  The Technical Report can be found at www.sedar.com.

The Technical Report recommended that the Company conduct two successive phases of work: Phase I comprising exploration expenditures of approximately $200,000 and Phase II, if required, representing exploration expenditures of approximately $300,000, for a cumulative total budget of approximately $500,000.  Each phase would culminate in a decision point.  Advancing to Phase II is contingent on positive results in Phase I.

Under the Technical Report, the proposed Phase I work program would consist of geological mapping, various airborne and ground geophysical surveys and soil geochemistry analysis.  The proposed Phase II work program would consist of additional and expanded stripping and mechanical trenching to expand on known anomalies and to investigate new possible anomalies, and select diamond drilling targets based on results from Phase I.

From mid-June of 2007 to the date of this MD&A, First Source has completed the Phase I work program and commenced Phase II, having spent approximately $787,000 to date exploring the Property.  The work conducted was largely based on recommendations from the Property’s Technical Report, and on recommendations from various consultants (Risk Reduction Resources Inc. and Jean-Pierre Cloutier), the Company’s project managers and the Company’s board of directors.  To date, the Company has accomplished the following exploration activities on the Property:

•	The construction of an access road and trenching for a combined total of 1,905 m;

•
Expansion of previously known mineralization points, including further excavation of Vein No. 1 over a strike length of 100 m, across a width of 2-4 m and to a depth of 2 m, limited expansion of other veins, and the excavation of newly discovered Vein E over a strike length of about 100 m and to widths in excess of 2 m (see diagrams A and B, below);

•
Fifty-five (55) rock samples of mineralized material from Vein No. 1 and Vein E were taken for a total collection of 50 grab and 5 channel samples, and were assayed for gold, base metals and other elements.  From vein No. 1, 11 of 23 grab samples analyzed at greater than 3 g/t Au, with the best two samples reading 12.5 g/t and 35.4 g/t respectively.  From Vein E, which appears to be copper bearing only, 9 of 27 samples ranged from 1.12% to 5.86% Cu;

•
An airborne electro-magnetic survey was flown over the entire Property in July of 2008, and results from that survey were used to initiate a ground geophysical survey, which was partially completed in the fall of 2008; The airborne survey discovered, and the ground geophysical survey partially verified and further defined, five high-conductivity zones;

•
Systematic line cutting has been completed over electro magnetic anomalies identified by the airborne survey (high conductivity zones), and these lines have been used to gather more precise ground geophysical data and additional soil and rock samples.  A summary of the ground survey points is provided in Diagram D, below;

•
Ground geophysical data was gathered and analyzed from various points over three of the five high conductivity zones, showing the rough depth and width of high conductivity anomalies at various points.  From this data that Company has confirmed that the anomalies are of significant breadth and depth, at measured points.  More work needs to be done to further define the size of these anomalies (see diagram D, below), however, data gathered to date has been used to identify prospective drill targets for the 2009 exploration season (see diagram E, below);

•	A drill program was conducted during July and August of 2009, and five holes were drilled over 1191 meters.

Diagram A: Total Magnetic Field at Lac des Pics, showing initial Vein Locations

Diagram B: Location of New Vein E Relative to Vein No. 1

Diagram C: Airborne Anomalies, Zones of Interest and  Ground EM Coverage Lines

Diagram D: Conductivity (Low Resistance) Below Ground

Diagram E: Planned and Actual Drill Locations

The 2008 exploration season was completed on October 29, 2008, with ground geophysics and soil sampling having been completed over three of the anomalies identified by the airborne survey (zones 2, 3 and 4, as shown in diagrams C and D, above).  With airborne anomalies having been confirmed and further defined to significant size by ground geophysics (see diagram E above), the Company determined that it would proceed with further exploration (Phase II) during the 2009 exploration season.

Based on results from the airborne survey conducted early in the exploration season, ASPM Inc. staked 58 additional claims surrounding the original Lac des Pics claims.  These additional units were claimed in trust for First Source, and were transferred to First Source in March of 2009.  These additional claim units constitute part of the Property, and are governed under the current agreement between ASPM and First Source.  Thus, any exploration expenditures on these additional claim units count toward First Source’s obligations under the Agreement, and ASPM will receive a 2% NSR on these new claims (of which First Source retains an option to buy back 1.5%, as per the Agreement) if First Source completes on its exploration, payment, and share commitments.

During the 2009 season, the Company completed further exploration work at Lac des Pics, including further geophysical mapping and some drilling. The drill program occurred during July and August of 2009, and five holes were drilled over 1191 meters. The goal of the drill program was to investigate three of the five geophysical anomalies detected using airborne and ground geophysical survey methods in 2008.  From Diagram E, above, two holes were drilled in zone 2 (D09-02 and D09-03, 2 holes were drilled in zone 3 (D09-04 and D09-05), and one hole was drilled in zone 4 (D09-06).

From this drill program, the Company received results and a full corresponding geological report in September of 2009.

The report, authored by the supervising geologist for the program, Jean-Pierre Cloutier, indicated that core sample analysis results suggest that geophysical anomalies in zones two, three and four appear to have been caused by graphite, with some but very little pyrite, associated with siltstone and shale, and by magnetite mineralization associated with magnetite bearing sandstone. Fifty-seven core samples were analyzed for a suite of 51 elements and no anomalous values were reported. The sampling, transportation and analysis of samples were verified by Jean-Pierre Cloutier as supervising geologist.

Based on these results, the report concluded that the economic exploration potential of the Lac des Pics Property is limited, with two qualifications. First, the report noted that the exploration potential of untested geophysical conductors (anomalous zones one and five, which have not yet been drilled) remains unknown. Second, the report recommended that all previous work results (from First Source and previous groups/companies) should be compiled and integrated before any future decisions are made.

At this point, the Company plans to compile, integrate and analyze all the information it has, and can reasonably obtain, regarding the Lac des Pics Property. This done, the Board will decide whether it is in the best interests of the Company to conduct further drilling (either to investigate the two remaining, undrilled geophysical anomalies or to further test one or more of the other three), or to explore other options.

First Source has made a full copy of the report available on the First Source Resources web-site (www.firstsourceresources.com).

Please also see the “Subsequent Events and Outlook” section, below.

D. Results of Operations

The level of operations has been determined by the availability of capital resources.  To date, private placements and the Company’s initial public offering have provided the sole source of funding.

Quarter ended January 31, 2010 Compared to Quarter Ended January 31, 2009

For the quarter ended January 31, 2010, the Company incurred a loss before income taxes of $40,502 compared to a loss before income taxes of $42,368 for the quarter ended January 31, 2009.  The most significant expenses creating this loss are:

•	Professional fees, including audit and legal fees, of $14,905 (2009 - $13,713), which are slightly higher in 2010 due to audit fees being slightly higher than in the corresponding period in 2009.

•	Salaries and benefits of $16,838 (2009 - $14,343) in respect of the Company’s President and administrative assistant.

•	Other general and administrative expenses of $4,395 (2009 - $7,465).

•	Stock-based compensation expenses of $nil (2009 - $5,155), which have decreased due to all of the Company’s stock option grants becoming fully vested prior to this quarter.

•	Filing fees and shareholder services of $4,076 (2009 - $2,616). These expenses include costs of the various filings required by the TSX Venture Exchange for being listed on the Exchange.

E.  Summary of Quarterly Results

The following financial data was derived from the Company’s financial statements for the current and eight previous quarters.

	Jan. 2010 $	Oct. 2009 $	July 2009 $	April 2008 $	Jan. 2008 $	Oct. 2008 $	July 2008 $	April 2007 $	Jan. 2007 $
Operating Expenses	40,502	35,627	70,303	53,663	43,394	51,992	57,615	76,491	21,502
Interest Earned	0	0	0	261	1,026	1,138	1,971	4,110	0
Other Income	0	0	0	0	0	0	0	0	0
Foreign exchange (gain) Loss	0	0	0	0	0	0	0	0	0
General Exploration	0	0	0	0	0	0	0	0	0
Loss before the following items	40,502	35,627	68,585	48,248	37,213	45.700	51,920	62,930	12,051
Stock-based compensation	0	0	1,718	5,154	5,155	5,154	3,724	9,451	9,451

Future Income Tax Recovery	0	0	0	0	0	0	0	0	0
Gain on disposal of investment	0	0	0	0	0	0	0	0	0
Net Loss	40,502	35,627	70,303	53,402	42,368	50.854	55,644	72,381	21,502
Loss per share-basic and diluted	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.03	0.01

F. Transactions with Related Parties

During the year ended July 31, 2007, Wayne Lockhart, the Company’s Chief Geologist and a director of the Company, became a related party, through ASPM Inc. and his company Lockhart Exploration, to the following agreements:

•	Letter of Intent between the Company, ASPM Inc., and Lockhart Exploration dated February 27, 2007;

•	Formal Agreement between the Company and ASPM Inc., dated March 8, 2007; and

•	Exploration Services Agreement between the Company and Lockhart Exploration, dated June 20, 2007.

As Wayne Lockhart became a director and officer of the Company on March 10, 2007, he was not a director or officer of the Company when the first two agreements (the Letter of Intent and the Formal Agreement) were entered into.  These first two contracts set out the terms under which the Company obtained its interest in the Lac Des Pics Property and obligate the Company to use Mr. Lockhart’s exploration company, Lockhart Exploration, for exploration work conducted on the Property covered by the agreements (so long as Lockhart Exploration is able to complete such work at fair market rates within a reasonable timeframe).  The third agreement, the Exploration Services Agreement, details how Phase I of the exploration program is to be carried out by Lockhart Exploration on behalf of the Company.  Mr. Lockhart abstained from discussion and voting on the issue of whether the Company should resolve to enter into the Exploration Services Agreement.  Mr. Lockhart directly benefits from all three of the above agreements in that they allow him to influence which geologists, contractors and other services are used in connection with the exploration program.  Further, Mr. Lockhart may also be providing his services as a geologist, and may pay himself a fee in relationship to such services, as well as one or more management fees, from Lockhart Exploration.  As at January 31, 2010, the Company had paid or owed to Lockhart Exploration $55,997 since the beginning of the project (2008 - $55,997) for management and consulting services.

Mr. Lockhart had previously disclosed to the Company that he had a 1/8th interest in ASPM Inc., but he has now informed the Company that he has no such interest.  The Company is currently seeking additional clarification on this matter from Mr. Lockhart.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, very close to working out a compromise.  As such, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  It is anticipated that Risk Reduction Resources and/or Jean-Pierre Cloutier will supervise and manage exploration at Lac des Pics in the meantime.  If the disagreement with Lockhart Exploration can be resolved, the Company will revisit the issue of exploration management at Lac des Pics.

At the Company’s annual general meeting, held on January 28, 2010, Mr. Lockhart was not re-elected to the First Source Board of Directors and is thus no longer a director of the Company as of that date.

The Company shares office space and administrative services with another company, Terra Firma Resources Inc., of which the Company’s President, Peter Smith, is also a director.

The Company has engaged the services of Douglas Smith (no relation to Peter Smith), a director and the Company’s Chief Financial Officer, for accounting services.  The Company has incurred $4,500 in the three months ended January 31, 2010 (2009 - $4,500) in respect of these services.  The Company has an accrued liability to Mr. Smith of $16,000 as at January 31, 2010 (July 31, 2009 - $10,500) in respect of those services.

The Company has engaged the services of Michael Raven, a director and the Company’s Corporate Secretary, for legal services.  The Company has incurred $6,000 in the three months ended January 31, 2010 (2009 - $ 6,000) in respect of these services.  The Company has an accrued liability to Mr. Raven of $22,015 as at January 31, 2010 (July 31, 2009- $ 14,140) in respect of those services.

G. Financial Conditions, Liquidity and Capital Resources

The Company is in the exploration stage and has no income from operations.

The Company has financed its operations through private placements and through its initial public offering.  In the fiscal year ended July 31, 2008 the Company raised $357,901 through its initial public offering, compared with $403,629 the Company raised through private placements for the fiscal year ended July 31, 2007.  The Company has not raised any funds during the quarter ended January 31, 2010.  Cash as of January 31, 2010 was $8,571compared to $99,476 as of the quarter ended January 31, 2009.

The Company’s mineral property exploration expenditures were $nil for the quarter ended January 31, 2010 compared to $80,153 for the quarter ended January 31, 2009.

Net cash used in operating activities for the quarter ended January 31, 2010 was $5,693 compared with cash provided by operating activities of $6,976 for the quarter ended January 31, 2009.

Note that generally, very little exploration work is done in the Gaspe region of Quebec during winter months due to uncertain weather conditions and heavy snow.

The Company had a working capital position of $34,334 at January 31, 2010 compared to working capital of $196,789 as at the quarter ended January 31, 2009.

On January 30, 2006, the Company completed a non-brokered private placement of 500,000 common shares of the Company at $0.02 per share. The private placement generated gross proceeds of $10,000.  The purpose of the private placement was to provide the Company with a minimal administrative budget, allowing it to seek out a viable property on which to conduct possible future exploration activities.  Between February 21, 2007 and February 23, 2007, the Company completed a non-brokered private placement of 1,487,617 common shares of the Company at $0.03 per share and 1,700,000 common shares of the Company at $0.05 per share.  The private placement generated gross proceeds of $129,628.50.  The purpose of the private placement was to provide the Company with a minimal administrative budget, fund the Company’s acquisition of the Property and to fund preliminary exploration of the Property.  Between March 14, 2007 and May 31, 2007, the Company completed another non-brokered private placement of 2,053,338 common shares of the Company at $0.15 per share.  The private placement generated gross proceeds of $308,000.  The purpose of the second private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property.  The Company does not have the required cash to satisfy its working capital and near term requirements.

The Company completed its initial public offering (“IPO”) on February 28, 2008, pursuant to a prospectus filed on December 7, 2007, which can be found on SEDAR at www.sedar.com. The IPO consisted of 1,700,000 common shares of the Company sold for $0.30 per share for gross proceeds of $510,000. As compensation for acting as agent for the IPO, the Company paid Union Securities Ltd. (the “Agent”) a corporate finance fee of $25,000, a 7% cash commission on gross proceeds raised from the IPO, and issued the Agent warrants entitling the Agent to acquire up to 7% of the number of common shares sold pursuant to the IPO, exercisable at $0.30 per share for up to 12 months after the closing date of the IPO. The Company also reimbursed the Agent for its reasonable out-of-pocket expenses incurred by the Agent on behalf of the Company in connection with the IPO. Prior to the IPO, private placements provided the sole source of funding for the Company.

In July of 2009, the Company completed another non-brokered private placement of 1,890,000 common shares of the Company at $0.10 per share.  The private placement generated gross proceeds of $189,000.  The purpose of this private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property, in particular, to fund the drilling program conducted in July and August of 2009.

Under the Formal Agreement entered with ASPM Inc. on March 8, 2007, through which the Company acquired its interest in the Property, the Company is committed, over three years to pay ASPM Inc. $75,000, issue ASPM Inc. 750,000 shares, and spend $750,000 exploring the Property.  The commitments break down, year to year, as follows:

Year 1 (by March 8, 2008)	$25,000 payment due	150,000 shares to be issued	$150,000 in exploration by June 7, 2008
Year 2 (by March 8, 2009)	$25,000 payment due	250,000 shares to be issued	$250,000 in exploration by June 7, 2009
Year 3 (by March 8, 2010)	$25,000 payment due	350,000 share to be issued	$350,000 in exploration by June 7, 2010

As of the date of this MD&A, First Source has made cash payments of $75,000 to ASPM and has issued 750,000 common shares to ASPM (year 1, year 2, and year 3 obligations all met in full).  As of July 31, 2009, First Source had made exploration expenditures of approximately $787,000 on the Property. Accordingly, the Company has met all of its payment and share issuance obligations, as well as its current exploration obligations under the Agreement to make at least $750,000 in exploration expenditures on the Property by the end of year 3 (by June 7, 2010).

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

H. Subsequent Events and Outlook

The Company entered into a binding letter agreement dated February 26, 2010 (the “Agreement”) with CB Gold Inc., a privately-held British Columbia company (“CB Gold”), containing the principal terms of a proposed business combination between First Source and CB Gold (the “Transaction”).

The Transaction must still be consummated following a mutual due diligence period, and must also be approved by the Company’s shareholders and the TSX Venture Exchange (the “TSXV”).  Under the terms of the Transaction, First Source’s outstanding common shares will be consolidated on a 3.5 to 1 basis and, subject to any adjustments, shareholders of CB Gold will receive 1.0476 common shares of the Company (post-consolidation) for each one CB Gold common share (the “Exchange Ratio”).  As part of the Transaction, following such share exchange, First Source and CB Gold will amalgamate under the name CB Gold Inc. (“New CB Gold”).

At the closing of the Transaction, existing CB Gold shareholders and First Source shareholders will own, on a fully diluted basis, approximately 95% and 5% of the outstanding common shares of New CB Gold, respectively. The Transaction will constitute a reverse take-over of First Source by CB Gold within the meaning of the policies of the TSXV.

The Transaction is based on a value of $0.55 per common share of CB Gold, and the Exchange Ratio implies a per-share value of the common shares of First Source of $0.15 on a pre-consolidation basis.  This represents a premium of 114% to the closing price of First Source’s shares on the TSXV on February 25, 2010.

CB Gold intends to raise up to $5,000,000 in a non-brokered private placement at a price of $0.50 per share which is expected to close on or about March 19, 2010.  The Exchange Ratio will be amended to reflect the effect of this financing in the definitive agreement incorporating the terms of the Letter Agreement.

Concurrently with the completion of the Transaction, CB Gold and New CB Gold intend to raise gross proceeds of up to $35,000,000, the terms of which are to be determined, to finance acquisition costs, exploration and development expenses (including drilling and capital expenditures at CB Gold’s producing properties), working capital and corporate expenses, as set out below.

First Source and CB Gold intend to negotiate a definitive agreement that incorporates the terms of the Letter Agreement. The Transaction will be structured as a plan of arrangement or such other structure as First Source and CB Gold may agree to, as set out in the definitive agreement.  Further details regarding the proposed business combination will be provided in a joint management information circular (the “Circular”) which will be mailed to shareholders of First Source and CB Gold in connection with shareholders’ meetings of First Source and CB Gold, respectively, to be held to approve the Transaction.  The Circular is expected to be mailed to shareholders in April 2010 with shareholders’ meetings expected to be scheduled in May 2010.  The closing of the Transaction is expected to occur shortly following the meetings and in any event before July 31, 2010.  The Circular will contain detailed information in respect of First Source, CB Gold and New CB Gold, including operational, historical and pro-forma financial information, and will be accessible under First Source’s SEDAR profile at www.sedar.com shortly following mailing of the Circular to the shareholders of First Source and CB Gold.

The closing of the Transaction, as contemplated by the Agreement, is subject to a number of conditions, including the execution of a definitive agreement, the approval of the shareholders of First Source and CB Gold, the approval of all relevant regulatory authorities, including the TSXV, and the listing of the common shares of New CB Gold on the TSXV. There can be no assurance that the Transaction will be completed as proposed or at all. The Agreement provides for the right of each of First Source and CB Gold to terminate the Agreement and not complete the Transaction in certain circumstances, including in the event the Transaction is not completed by July 31, 2010.

Under the terms of the Agreement, the outstanding common shares of First Source will be consolidated on a 3.5 to 1 basis (or such other ratio as agreed to by CB Gold and First Source) and, subject to any adjustments, shareholders of CB Gold will receive 1.0476 common shares of the Company for each one CB Gold common share.  New CB Gold will be headquartered in Vancouver, British Columbia.  On a post-Transaction basis and prior to any financings, New CB Gold will have approximately 62,885,630 shares outstanding. On a post-Transaction basis and prior to any financings, existing CB Gold shareholders and First Source shareholders will own, on a fully diluted basis, approximately 95% and 5% of the outstanding common shares of New CB Gold, respectively.

The Agreement provides that the outstanding options and warrants to acquire common shares of CB Gold will be amended so that, after the completion of the Transaction, they will represent options and warrants to purchase common shares of New CB Gold with an exercise price adjusted to reflect the terms of the Transaction.

The Agreement also requires the Company arrange to have the Property divested by the completion of the Transaction.  CB will also require that new owners of the Property accept any property liabilities, including environmental liabilities from the past three years exploration conducted by the Company.  The Company believes the Property has potential warranting continued exploration and is still considering options in this regard.

If the Transaction is not completed (if either party withdraws before a definitive agreement is executed, or if one of the required approvals is no obtained), activities over the ensuing year are anticipated to focus on the Property.

I. Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.  The Company has no exposure to Asset Backed Commercial Paper.

J. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

K. Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions believed to be reasonable under the circumstances.  Critical accounting policies are disclosed in the annual audited financial statements.

L. Disclosure of Outstanding Share Data

As at the date of this MD&A, the Company had:

•	10,230,955 common shares issued and outstanding; and

•	510,048 stock options issued and outstanding, each exercisable for one common share of the Company at an exercise price of $0.15 per common share at any time on or before June 1, 2012.

M. Changes in Accounting Policies including Initial Adoption

Financial Instruments

Sections 3862 and 3863 replaced Section 3861, “Financial Instruments – Disclosure and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosure on the risks of certain financial instruments has been included in note 4 to the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after August 1, 2011.  The effective date of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.  The Company does not currently have a changeover plan in place respecting the changeover to IFRS from existing Canadian GAAP.  To prepare for the changeover, the Company intends to work closely with external consultants, its auditors and its legal counsel to ensure compliance with the changeover requirement and its future regulatory filing obligations.

N. Risks and Uncertainties

The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

The principal business of the Company is the acquisition, exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production.  The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.

There is no assurance that exploration efforts will be successful.  Any potential development and production of the Company’s exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists.  Such programs require substantial additional funds.  Any decision to further expand the Company’s operations on these exploration properties is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration work, preparation of production feasibility studies, and construction of production facilities;

•	availability and costs of financing;

•	ongoing costs of production;

•	market prices for the minerals to be produced;

•	environmental compliance regulations and restraints; and

•	political climate and/or governmental regulation and control.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

For the quarter ended January 31, 2010, the Company had an operating loss of $40,502.  At January 31, 2010, the Company had working capital of $34,334.  The Company will need to raise additional capital by way of an offering of equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity.  The Company has not established a limit as to the amount of debt it may incur nor has it adopted a ratio of its equity to debt allowance.  If the Company needs to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to the Company, or that any future offering of securities will be successful.  If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of the Company’s outstanding common shares. The Company could suffer adverse consequences if it is unable to obtain additional capital which would cast substantial doubt on its ability to continue its operations and growth.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, close to working out a compromise.   If Lockhart Exploration initiates a legal action against the Company, it could have a material adverse effect on the Company’s ability to raise capital and secure contractors.  Moreover, if Lockhart Exploration is successful in claiming the full invoiced amount, it would have an adverse impact on the Company’s available capital.

Further related to the disagreement between Lockhart Exploration and the Company, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  It is anticipated that Risk Reduction Resources and/or Jean-Pierre Cloutier will supervise and manage exploration at Lac des Pics in the meantime.  If the disagreement with Lockhart Exploration can be resolved, the Company will revisit the issue of exploration management at Lac des Pics.  In the interim, it is possible that Lockhart Exploration will assert that by not using them to manage exploration at Lac des Pics the Company is in breach of the agreement under which the Company acquired the Lac des Pics property, which states that Lockhart Exploration is to be used to manage exploration at Lac des Pics unless time and budgetary constraints do not allow use of Lockhart Exploration.  If Lockhart Exploration asserts such a claim, it could have a material adverse impact on the Company’s ownership of the Lac des Pics property, the Company’s ability to secure contractors, and/or an impact on the Company’s available capital.

The Company’s future profitability will depend upon the world market prices of the metals for which it is exploring.  Prices fluctuate widely and are affected by numerous factors beyond the Company’s control.  The prices of metals are influenced by factors including:

•	industrial and retail supply and demand;

•	exchange rates;

•	expectations with respect to inflation rates;

•	interest rates;

•	changes in global economies;

•	confidence in the global monetary system;

•	forward sales of metals by producers and speculators; and

•	other global or regional political, social or economic events.

The Company cannot guarantee that title to its mineral properties will not be challenged.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests.  A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The agreement pursuant to which the Company acquired its interest in the Property provides that the Company must make a series of payments in cash and common shares over certain time periods and expend certain minimum amounts on the exploration of the Property.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in the Property.  As of the date of this MD & A, subject to any potential disagreements from ASPM or the Lac des Pics management committee, which are not anticipated, all required payments and expenditures have been made.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The Company’s operations are subject to environmental regulations in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The operations of the Company including exploration and any development activities or commencement of production on its properties, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.   To the extent that such approvals are required and not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company's operations will be subject to all the hazards and risks normally incidental to exploration and development, all of which could result in work stoppages, damage to property and possible environmental damage.  The risks and hazards include:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metal losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

The Company’s exploration and any development of production may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies.

The Company’s insurance does not cover all of its potential losses, liabilities and damage related to its business.  Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions;

•	rock bursts, cave-ins, ground or slope failures;

•	fires, floods, earthquakes and other environmental occurrences;

•	political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage;

•	delays in mining caused by industrial accidents or labour disputes;

•	changes in regulatory environment;

•	monetary losses; and

•	possible legal liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire attractive mineral properties on terms it considers acceptable.  The Company also competes with other companies for the recruitment and retention of qualified employees and other personnel.

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of the Company.  Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

The Company’s success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in the Company’s growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on the Company. In particular, the success of the Company is highly dependent upon the efforts of the President, Chief Executive Officer and director of the Company, Peter Smith, the loss of whose services would have a material adverse effect on the success and development of the Company.

Mr. Smith also serves as a director for other active companies, including Terra Firma Resources Inc. (a private British Columbia company which conducts uranium exploration activities in Canada) and Palantine Capital Corp. (a private British Columbia capital pool company).  This list may also expand in the future.

Mr. Smith currently devotes 60% of his time to First Source, 30% to Terra Firma Resources Inc. and 10% to other business ventures.  As Mr. Smith focuses some of his time on other companies and ventures, this may have a material adverse effect on the success and development of the Company.

The Company does not have key man insurance in place in respect of any of its directors or officers.

The Company’s prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group.  To manage its growth, the Company may have to attract and retain additional highly qualified management, financial and technical personnel and continue to implement and improve operational, financial and management information systems.  Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors.

O. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be requires to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Management’s Discussion and Analysis

For the Quarter Ended October 31, 2009

Dated: December 30, 2009

Index	Page
A ‐ Introduction and forward looking statements	2
B ‐ Description of business	2
C ‐ Description of properties and agreements	2-8
D ‐ Results of operations	8-9
E ‐ Quarterly results	9-11
F ‐ Related party information	11-12
G ‐ Financial conditions, liquidity and capital resources	12-14
H ‐ Subsequent events and outlook	14
I ‐ Financial instruments	14
J ‐ Off balance sheet arrangements	14
K ‐ Use of estimates	14
L ‐ Disclosure controls and procedures	14-15
M ‐ Risks and uncertainties	15-20
N ‐ Licenses and permits	20

B.	Introduction and Forward Looking Statements

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations of First Source Resources Inc. (the “Company” or “First Source”) is prepared as at December 30, 2009 and should be read in conjunction with the financial statements of the Company for the quarter ended October 31, 2009.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Additional information relevant to the Company and its activities can be found on SEDAR at www.sedar.com.

This MD&A contains forward-looking statements concerning, among other things, statements with respect to the Company’s business strategy, plans, outlook, targets and expectations regarding exploration, results of exploration, mineralized material and cash operating costs. Such statements can generally be identified by the use of  words or phrases such as “anticipates”, “estimates”, “projects”, “foresees”, “believes”, “would”, “should”, “will” and other similar words or phrases. Such statements are subject to known and unknown risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The risks and uncertainties include, but are not limited to, uncertainties related to: results of exploration, costs of exploration, mineral prices, operating and technical difficulties with respect to exploration, the Company’s ability to obtain necessary financing, permits and licenses and the Company’s interest in its properties.

These and other factors should be considered carefully by the reader and readers should not place undue reliance on forward-looking statements. The Company assumes no obligation to update or review these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

B. Description of Business

The Company is a mineral exploration company headquartered in Vancouver, British Columbia.  The goal of the Company is to acquire, explore and develop properties that are highly prospective for gold, copper and other precious and base metals and industrial diamonds.  The objective of management of the Company is to develop a portfolio of properties through a combination of grassroots prospecting, land acquisition, and the formation of strategic industry relationships.

The Company was incorporated in the Province of British Columbia on October 20, 2005.  The fiscal year end of the Company is July 31.

As of the date of this MD&A, the Company had 10,230,955 common shares issued and outstanding and 510,048 stock options to purchase common shares issued and outstanding.

C. Description of Mineral Properties and Agreements

The Company currently has an interest in and explores one gold/copper property in the Gaspe region of Quebec, known as Lac des Pics.

Lac Des Pics Property

The Company currently holds a 100% interest in the Lac des Pics Property (the “Property”) in the Province of Quebec, under an agreement (the “Agreement”) whereby First Source agreed, over three years, to make cash payments to the vendor of the Property, ASPM Inc. (“ASPM”), of $75,000, grant ASPM 750,000 common shares in First Source and make $750,000 in exploration expenditures on the Property.  First Source also granted ASPM a 2% net smelter royalty to the vendor of the Property, 1.5% of which can be purchased back for $2,000,000 within 120 days of the completion of a bankable feasibility study.  As of the date hereof, First Source has made cash payments of $75,000 to ASPM, issued 750,000 common shares to ASPM and made approximately $708,000 in exploration expenditures on the Property.  Under the Agreement, First Source can terminate its obligations at any time and not be liable for unpaid portions of the purchase price, common shares and exploration expenditures, but the Property would then revert back to ASPM.

A technical report prepared by Jean-Pierre Cloutier, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), was completed in relation to the Property on June 7, 2007, and updated on September 30, 2007 to include work completed by the Company in June, July, August and September of 2007 (the “Technical Report”).  The Technical Report can be found at www.sedar.com.

The Technical Report recommended that the Company conduct two successive phases of work: Phase I comprising exploration expenditures of approximately $200,000 and Phase II, if required, representing exploration expenditures of approximately $300,000, for a cumulative total budget of approximately $500,000.  Each phase would culminate in a decision point.  Advancing to Phase II is contingent on positive results in Phase I.

Under the Technical Report, the proposed Phase I work program would consist of geological mapping, various airborne and ground geophysical surveys and soil geochemistry analysis.  The proposed Phase II work program would consist of additional and expanded stripping and mechanical trenching to expand on known anomalies and to investigate new possible anomalies, and select diamond drilling targets based on results from Phase I.

From mid-June of 2007 to the date of this MD&A, First Source has completed the Phase I work program and commenced Phase II, having spent approximately $708,000 to date exploring the Property.  The work conducted was largely based on recommendations from the Property’s Technical Report, and on recommendations from various consultants (Risk Reduction Resources Inc. and Jean-Pierre Cloutier), the Company’s project managers and the Company’s board of directors.  To date, the Company has accomplished the following exploration activities on the Property:

•	The construction of an access road and trenching for a combined total of 1,905 m;

•
Expansion of previously known mineralization points, including further excavation of Vein No. 1 over a strike length of 100 m, across a width of 2-4 m and to a depth of 2 m, limited expansion of other veins, and the excavation of newly discovered Vein E over a strike length of about 100 m and to widths in excess of 2 m (see diagrams A and B, below);

•
Fifty-five (55) rock samples of mineralized material from Vein No. 1 and Vein E were taken for a total collection of 50 grab and 5 channel samples, and were assayed for gold, base metals and other elements.  From vein No. 1, 11 of 23 grab samples analyzed at greater than 3 g/t Au, with the best two samples reading 12.5 g/t and 35.4 g/t respectively.

From Vein E, which appears to be copper bearing only, 9 of 27 samples ranged from 1.12% to 5.86% Cu;

•
An airborne electro-magnetic survey was flown over the entire Property in July of 2008, and results from that survey were used to initiate a ground geophysical survey, which was partially completed in the fall of 2008.; The airborne survey discovered, and the ground geophysical survey partially verified and further defined, five high-conductivity zones;

•
Systematic line cutting has been completed over electro magnetic anomalies identified by the airborne survey (high conductivity zones), and these lines have been used to gather more precise ground geophysical data and additional soil and rock samples.  A summary of the ground survey points is provided in Diagram D, below;

•
Ground geophysical data was gathered and analyzed from various points over three of the five high conductivity zones, showing the rough depth and width of high conductivity anomalies at various points.  From this data that Company has confirmed that the anomalies are of significant breadth and depth, at measured points.  More work needs to be done to further define the size of these anomalies (see diagram D, below), however, data gathered to date has been used to identify prospective drill targets for the 2009 exploration season (see diagram E, below).

•	A drill program was conducted during July and August of 2009, and five holes were drilled over 1191 meters.

Diagram A: Total Magnetic Field at Lac des Pics, showing initial Vein Locations

Diagram B: Location of New Vein E Relative to Vein No. 1

Diagram C: Airborne Anomalies, Zones of Interest and  Ground EM Coverage Lines

Diagram D: Conductivity (Low Resistance) Below Ground

Diagram E: Planned and Actual Drill Locations

The 2008 exploration season was completed on October 29, 2008, with ground geophysics and soil sampling having been completed over three of the anomalies identified by the airborne survey (zones 2, 3 and 4, as shown in diagrams C and D, above).  With airborne anomalies having been confirmed and further defined to significant size by ground geophysics (see diagram E above), the Company determined that it would proceed with further exploration (phase II) during the 2009 exploration season.

Based on results from the airborne survey conducted early in the exploration season, ASPM Inc. staked 58 additional claims surrounding the original Lac des Pics claims.  These additional units were claimed in trust for First Source, and were transferred to First Source in March of 2009.  These additional claim units constitute part of the Property, and are governed under the current agreement between ASPM and First Source.  Thus, any exploration expenditures on these additional claim units count toward First Source’s obligations under the Agreement, and ASPM will receive a 2% NSR on these new claims (of which First Source retains an option to buy back 1.5%, as per the Agreement) if First Source completes on its exploration, payment, and share commitments.

During the 2009 season, the Company completed further exploration work at Lac des Pics, including further geophysical mapping and some drilling. The drill program occurred during July and August of 2009, and five holes were drilled over 1191 meters. The goal of the drill program was to investigate three of the five geophysical anomalies detected using airborne and ground geophysical survey methods in 2008.  From Diagram E, above, two holes were drilled in zone 2 (D09-02 and D09-03, 2 holes were drilled in zone 3 (D09-04 and D09-05), and one hole was drilled in zone 4 (D09-06).

From this drill program, the Company received results and a full corresponding geological report in September of 2009.

The report, authored by the supervising geologist for the program, Jean-Pierre Cloutier, indicated that core sample analysis results suggest that geophysical anomalies in zones two, three and four appear to have been caused by graphite, with some but very little pyrite, associated with siltstone and shale, and by magnetite mineralization associated with magnetite bearing sandstone. Fifty-seven core samples were analyzed for a suite of 51 elements and no anomalous values were reported. The sampling, transportation and analysis of samples were verified by Jean-Pierre Cloutier as supervising geologist.

Based on these results, the report concluded that the economic exploration potential of the Lac des Pics Property is limited, with two qualifications. First, the report noted that the exploration potential of untested geophysical conductors (anomalous zones one and five, which have not yet been drilled) remains unknown. Second, the report recommended that all previous work results (from First Source and previous groups/companies) should be compiled and integrated before any future decisions are made.

At this point, the Company plans to compile, integrate and analyze all the information it has, and can reasonably obtain, regarding the Lac des Pics Property. This done, the Board will decide whether it is in the best interests of the Company to conduct further drilling (either to investigate the two remaining, undrilled geophysical anomalies or to further test one or more of the other three), or to explore other options.

First Source has made a full copy of the report available on the First Source Resources web-site (www.firstsourceresources.com).

D. Results of Operations

The level of operations has been determined by the availability of capital resources.  To date, private placements and the Company’s initial public offering have provided the sole source of funding.

Quarter ended October 31, 2009 Compared to Quarter Ended October 31, 2008

For the quarter ended October 31, 2009, the Company incurred a loss before income taxes of $35,627 compared to a loss before income taxes of $50,854 for the quarter ended October 31, 2008.  The most significant expenses creating this loss are:

•
Professional fees, including audit and legal fees, of $11,080 (2008 - $20,322), as the Company incurred less professional fees due to having less activity and incurring less audit fees than in the corresponding period in 2008. Beginning January 1, 2009, the Company has deferred payment of $2,000 per month fees of the corporate secretary and $1,500 per month fees of the CFO, with the agreement of those two individuals.

•
Salaries and benefits of $17,722 (2008 - $18,891) in respect of the Company’s President and administrative assistant. Beginning January 1, 2009, the Company has deferred payment of $5,000 per month salary of the President, with the agreement of the President.

•	Other general and administrative expenses of $4,266 (2008 - $6,084).

•	Stock-based compensation expenses of $nil (2008 - $5,154), which have decreased due to all of the Company’s stock option grants becoming fully vested prior to this quarter.

•	Filing fees and shareholder services of $2,270 (2008 - $1,439). These expenses include costs of the various filings required by the TSX Venture Exchange for being listed on the Exchange.

E.  Quarterly Results

The following financial data was derived from the Company’s financial statements for the current and eight previous quarters.

	Oct. 2009 $	July 2009 $	April 2008 $	Jan. 2008 $	Oct. 2008 $	July 2008 $	April 2007 $	Jan. 2007 $	Oct. 2007 $
Operating Expenses	35,627	70,303	53,663	43,394	51,992	57,615	76,491	21,502	20,103
Interest Earned	0	0	261	1,026	1,138	1,971	4,110	0	2,366
Other Income	0	0	0	0	0	0	0	0	0
Foreign exchange (gain) Loss	0	0	0	0	0	0	0	0	0
General Exploration	0	0	0	0	0	0	0	0	0
Loss before the following items	35,627	68,585	48,248	37,213	45.700	51,920	62,930	12,051	8,286

Stock-based compensation	0	1,718	5,154	5,155	5,154	3,724	9,451	9,451	9,451
Future Income Tax Recovery	0	0	0	0	0	0	0	0	0
Gain on disposal of investment	0	0	0	0	0	0	0	0	0
Net Loss	35,627	70,303	53,402	42,368	50.854	55,644	72,381	21,502	17,737
Loss per share-basic and diluted	0.01	0.01	0.01	0.01	0.01	0.01	0.03	0.01	0.00

F. Related Party Information

During the year ended July 31, 2007, Wayne Lockhart, the Company’s Chief Geologist and a director of the Company, became a related party, through ASPM Inc. and his company Lockhart Exploration, to the following agreements:

•	Letter of Intent between the Company, ASPM Inc., and Lockhart Exploration dated February 27, 2007;

•	Formal Agreement between the Company and ASPM Inc., dated March 8, 2007; and

•	Exploration Services Agreement between the Company and Lockhart Exploration, dated June 20, 2007.

As Wayne Lockhart became a director and officer of the Company on March 10, 2007, he was not a director or officer of the Company when the first two agreements (the Letter of Intent and the Formal Agreement) were entered into.  These first two contracts set out the terms under which the Company obtained its interest in the Lac Des Pics Property and obligate the Company to use Mr. Lockhart’s exploration company, Lockhart Exploration, for exploration work conducted on the Property covered by the agreements (so long as Lockhart Exploration is able to complete such work at fair market rates within a reasonable timeframe).  The third agreement, the Exploration Services Agreement, details how Phase I of the exploration program is to be carried out by Lockhart Exploration on behalf of the Company.  Mr. Lockhart abstained from discussion and voting on the issue of whether the Company should resolve to enter into the Exploration Services

Agreement.  Mr. Lockhart directly benefits from all three of the above agreements in that they allow him to influence which geologists, contractors and other services are used in connection with the exploration program.  Further, Mr. Lockhart may also be providing his services as a geologist, and may pay himself a fee in relationship to such services, as well as one or more management fees, from Lockhart Exploration.  As at October 31, 2009, the Company had paid or owed to Lockhart Exploration $55,997 since the beginning of the project (2008 - $55,997) for management and consulting services.

Mr. Lockhart had previously disclosed to the Company that he had a 1/8th interest in ASPM Inc., but he has now informed the Company that he has no such interest.  The Company is currently seeking additional clarification on this matter from Mr. Lockhart.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, very close to working out a compromise.  As such, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  It is anticipated that Risk Reduction Resources and/or Jean-Pierre Cloutier will supervise and manage exploration at Lac des Pics in the meantime.  If the disagreement with Lockhart Exploration can be resolved, the Company will revisit the issue of exploration management at Lac des Pics.

The Company shares office space and administrative services with another company, Terra Firma Resources Inc., of which the Company’s President, Peter Smith, is also a director.

The Company has engaged the services of Douglas Smith (no relation to Peter Smith), a director and the Company’s Chief Financial Officer, for accounting services.  The Company has incurred $4,500 in the three months ended October 31, 2009 (2008 - $3,980) in respect of these services.  The Company has an accrued liability to Mr. Smith of $15,000 as at October 31, 2009 (July 31, 2009 - $10,500) in respect of those services. Beginning January 1, 2009, the Company has deferred payment of Mr. Smith’s fees with the agreement of Mr. Smith.

The Company has engaged the services of Michael Raven, a director and the Company’s Corporate Secretary, for legal services.  The Company has incurred $6,000 in the three months ended October 31, 2009 (2008 - $ 6,000) in respect of these services.  The Company has an accrued liability to Mr. Raven of $20,140 as at October 31, 2009 (July 31, 2009- $ 14,140) in respect of those services.  Beginning January 1, 2009, the Company has deferred payment of Mr. Raven’s fees with the agreement of Mr. Raven.

G. Financial Conditions, Liquidity and Capital Resources

The Company is in the exploration stage and has no income from operations.

The Company has financed its operations through private placements and through its initial public offering.  In the fiscal year ended July 31, 2008 the Company raised $357,901 through its initial public offering, compared with $403,629 the Company raised through private placements for the fiscal year ended July 31, 2007.  The Company has not raised any funds during the quarter ended October 31, 2009.  Cash as of October 31, 2009 was $2,676 compared to $94,135 as of July 31, 2009.

The Company’s mineral property exploration expenditures were $14,385 for the quarter ended October 31, 2009 compared to $141,738 for the quarter ended October 31, 2008.

Net cash used in operating activities for the quarter ended October 31, 2009 was $87,074 compared with cash used in operating activities of $37,328 for the quarter ended October 31, 2008.

The Company had a working capital position of $74,548 at October 31, 2009 compared to working capital of $122,267 as at July 31, 2009.

On January 30, 2006, the Company completed a non-brokered private placement of 500,000 common shares of the Company at $0.02 per share. The private placement generated gross proceeds of $10,000.  The purpose of the private placement was to provide the Company with a minimal administrative budget, allowing it to seek out a viable property on which to conduct possible future exploration activities.  Between February 21, 2007 and February 23, 2007, the Company completed a non-brokered private placement of 1,487,617 common shares of the Company at $0.03 per share and 1,700,000 common shares of the Company at $0.05 per share.  The private placement generated gross proceeds of $129,628.50.  The purpose of the private placement was to provide the Company with a minimal administrative budget, fund the Company’s acquisition of the Property and to fund preliminary exploration of the Property.  Between March 14, 2007 and May 31, 2007, the Company completed another non-brokered private placement of 2,053,338 common shares of the Company at $0.15 per share.  The private placement generated gross proceeds of $308,000.  The purpose of the second private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property.  The Company does not have the required cash to satisfy its working capital and near term requirements.

The Company completed its initial public offering (“IPO”) on February 28, 2008, pursuant to a prospectus filed on December 7, 2007, which can be found on SEDAR at www.sedar.com. The IPO consisted of 1,700,000 common shares of the Company sold for $0.30 per share for gross proceeds of $510,000. As compensation for acting as agent for the IPO, the Company paid Union Securities Ltd. (the “Agent”) a corporate finance fee of $25,000, a 7% cash commission on gross proceeds raised from the IPO, and issued the Agent warrants entitling the Agent to acquire up to 7% of the number of common shares sold pursuant to the IPO, exercisable at $0.30 per share for up to 12 months after the closing date of the IPO. The Company also reimbursed the Agent for its reasonable out-of-pocket expenses incurred by the Agent on behalf of the Company in connection with the IPO. Prior to the IPO, private placements provided the sole source of funding for the Company.

In July of 2009, the Company completed another non-brokered private placement of 1,890,000 common shares of the Company at $0.10 per share.  The private placement generated gross proceeds of $189,000.  The purpose of this private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property, in particular, to fund the drilling program conducted in July and August of 2009.

Under the Formal Agreement entered with ASPM Inc. on March 8, 2007, through which the Company acquired its interest in the Property, the Company is committed, over three years to pay ASPM Inc. $75,000, issue ASPM Inc. 750,000 shares, and spend $750,000 exploring the Property.  The commitments break down, year to year, as follows:

Year 1 (by March 8, 2008)	$25,000 payment due	150,000 shares to be issued	$150,000 in exploration by June 7, 2008
Year 2 (by March 8, 2009)	$25,000 payment due	250,000 shares to be issued	$250,000 in exploration by June 7, 2009
Year 3 (by March 8, 2010)	$25,000 payment due	350,000 share to be issued	$350,000 in exploration by June 7, 2010

As of the date of this MD&A, First Source has made cash payments of $75,000 to ASPM and has issued 750,000 common shares to ASPM (year 1, year 2, and year 3 obligations all met in full).  As of July 31, 2009, First Source had made exploration expenditures of approximately $708,000 on the Property. Accordingly, the Company has met its current exploration obligations under the Agreement to make at least $400,000 in exploration expenditures on the Property by the end of year 2 (by June 7, 2009).   The Company has until June 7, 2010 to make an additional $42,000 in exploration spending, at which point there will be no further obligations under the acquisition agreement.  The Company anticipates that it will meet its exploration spending obligations through additional consulting and data analysis to determine the best future exploration approach at Lac des Pics.  This work is anticipated to take place over the coming winter months.

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.  In particular, the Company will need to raise additional money to complete its final year of exploration which requires an additional $42,000 in exploration spending, by June 7, 2010.  If the Company fails to meet these obligations, the Property will revert back to ASPM.

H. Subsequent Events and Outlook

There are no events subsequent to the date of this document that have not been discussed above.

The Company is confident that the Property has potential warranting continued exploration.  Activities over the ensuing year will focus on the Property.

I. Financial Instruments

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.  The Company has no exposure to Asset Backed Commercial Paper.

J. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

K. Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions believed to be reasonable under the circumstances.  Critical accounting policies are disclosed in the annual audited financial statements.

L. Disclosure Controls and Procedures

Current securities policies in Canada require that management of the Company certifies that it has assessed the effectiveness of the Company’s disclosure controls and procedures at every interim and annual period.  Management has concluded that the disclosure controls as at October 31, 2009 were effective in ensuring that all material information required to be filed had been provided to it in a timely manner, and that the information was recorded, processed and reported within the time period necessary to prepare the filings.  The board of directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The board currently does not have an Audit Committee, but intends to appoint one following its annual general meeting of shareholders on January 28, 2010.   Upon formation of the Audit Committee, it will meet at least annually with the Company’s external auditors to review accounting, internal control, financial reporting, and audit matters, as the Committee has done in the past.

M. Risks and Uncertainties

The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

The principal business of the Company is the acquisition, exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production.  The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.

There is no assurance that exploration efforts will be successful.  Any potential development and production of the Company’s exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists.  Such programs require substantial additional funds.  Any decision to further expand the Company’s operations on these exploration properties is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration work, preparation of production feasibility studies, and construction of production facilities;

•	availability and costs of financing;

•	ongoing costs of production;

•	market prices for the minerals to be produced;

•	environmental compliance regulations and restraints; and

•	political climate and/or governmental regulation and control.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

For the quarter ended October 31, 2009, the Company had an operating loss of $35,627.  At October 31, 2009, the Company had working capital of $74,548.  The Company will need to raise additional capital by way of an offering of equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity.  The Company has not established a limit as to the amount of debt it may incur nor has it adopted a ratio of its equity to debt allowance.  If the Company needs to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to the Company, or that any future offering of securities will be successful.  If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of the Company’s outstanding common shares. The Company could suffer adverse consequences if it is unable to obtain additional capital which would cast substantial doubt on its ability to continue its operations and growth.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, close to working out a compromise.   If Lockhart Exploration initiates a legal action against the Company, it could have a material adverse effect on the Company’s ability to raise capital and secure contractors.  Moreover, if Lockhart Exploration is successful in claiming the full invoiced amount, it would have an adverse impact on the Company’s available capital.

Further related to the disagreement between Lockhart Exploration and the Company, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  It is anticipated that Risk

Reduction Resources and/or Jean-Pierre Cloutier will supervise and manage exploration at Lac des Pics in the meantime.  If the disagreement with Lockhart Exploration can be resolved, the Company will revisit the issue of exploration management at Lac des Pics.  In the interim, it is possible that Lockhart Exploration will assert that by not using them to manage exploration at Lac des Pics the Company is in breach of the agreement under which the Company acquired the Lac des Pics property, which states that Lockhart Exploration is to be used to manage exploration at Lac des Pics unless time and budgetary constraints do not allow use of Lockhart Exploration.  If Lockhart Exploration asserts such a claim, it could have a material adverse impact on the Company’s ownership of the Lac des Pics property, the Company’s ability to secure contractors, and/or an impact on the Company’s available capital.

The Company’s future profitability will depend upon the world market prices of the metals for which it is exploring.  Prices fluctuate widely and are affected by numerous factors beyond the Company’s control.  The prices of metals are influenced by factors including:

•	industrial and retail supply and demand;

•	exchange rates;

•	expectations with respect to inflation rates;

•	interest rates;

•	changes in global economies;

•	confidence in the global monetary system;

•	forward sales of metals by producers and speculators; and

•	other global or regional political, social or economic events.

The Company cannot guarantee that title to its mineral properties will not be challenged.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests.  A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The agreement pursuant to which the Company acquired its interest in the Property provides that the Company must make a series of payments in cash and common shares over certain time periods and expend certain minimum amounts on the exploration of the Property.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in the Property.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The Company’s operations are subject to environmental regulations in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The operations of the Company including exploration and any development activities or commencement of production on its properties, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.   To the extent that such approvals are required and not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company's operations will be subject to all the hazards and risks normally incidental to exploration and development, all of which could result in work stoppages, damage to property and possible environmental damage.  The risks and hazards include:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metal losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

The Company’s exploration and any development of production may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies.

The Company’s insurance does not cover all of its potential losses, liabilities and damage related to its business.  Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions;

•	rock bursts, cave-ins, ground or slope failures;

•	fires, floods, earthquakes and other environmental occurrences;

•	political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage;

•	delays in mining caused by industrial accidents or labour disputes;

•	changes in regulatory environment;

•	monetary losses; and

•	possible legal liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire attractive mineral properties on terms it considers acceptable.  The Company also competes with other companies for the recruitment and retention of qualified employees and other personnel.

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of the Company.  Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

The Company’s success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in the Company’s growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on the Company. In particular, the success of the Company is highly dependent upon the efforts of the President, Chief Executive Officer and director of the Company, Peter Smith, the loss of whose services would have a material adverse effect on the success and development of the Company.

Mr. Smith also serves as a director for other active companies, including Terra Firma Resources Inc. (a private British Columbia company which conducts uranium exploration activities in Canada) and Amicus Capital Corp. (a private British Columbia capital pool company).  This list may also expand in the future.

Mr. Smith currently devotes 60% of his time to First Source, 30% to Terra Firma Resources Inc. and 10% to other business ventures.  As Mr. Smith focuses some of his time on other companies and ventures, this may have a material adverse effect on the success and development of the Company.

The Company does not have key man insurance in place in respect of any of its directors or officers.

The Company’s prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group.  To manage its growth, the Company may have to attract and retain additional highly qualified management, financial and technical personnel and continue to implement and improve operational, financial and management information systems.  Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors.

N. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be requires to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Management’s Discussion and Analysis

For the Year Ended July 31, 2009

Dated: November 25, 2009

C.	Introduction and Forward Looking Statements

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations of First Source Resources Inc. (the “Company” or “First Source”) is prepared as at November 25, 2009 and should be read in conjunction with the audited financial statements of the Company for the year ended July 31, 2009.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Additional information relevant to the Company and its activities can be found on SEDAR at www.sedar.com.

This MD&A contains forward-looking statements concerning, among other things, statements with respect to the Company’s business strategy, plans, outlook, targets and expectations regarding exploration, results of exploration, mineralized material and cash operating costs. Such statements can generally be identified by the use of  words or phrases such as “anticipates”, “estimates”, “projects”, “foresees”, “believes”, “would”, “should”, “will” and other similar words or phrases. Such statements are subject to known and unknown risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The risks and uncertainties include, but are not limited to, uncertainties related to: results of exploration, costs of exploration, mineral prices, operating and technical difficulties with respect to exploration, the Company’s ability to obtain necessary financing, permits and licenses and the Company’s interest in its properties.

These and other factors should be considered carefully by the reader and readers should not place undue reliance on forward-looking statements. The Company assumes no obligation to update or review these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

B. Description of Business

The Company is a mineral exploration company headquartered in Vancouver, British Columbia.  The goal of the Company is to acquire, explore and develop properties that are highly prospective for gold, copper and other precious and base metals and industrial diamonds.  The objective of management of the Company is to develop a portfolio of properties through a combination of grassroots prospecting, land acquisition, and the formation of strategic industry relationships.

The Company was incorporated in the Province of British Columbia on October 20, 2005.  The fiscal year end of the Company is July 31.

As of the date of this MD&A, the Company had 10,230,955 common shares issued and outstanding and 510,048 stock options to purchase common shares issued and outstanding.

C. Description of Mineral Properties and Agreements

The Company currently has an interest in and explores one gold/copper property in the Gaspe region of Quebec, known as Lac des Pics.

Lac Des Pics Property

The Company currently holds a 100% interest in the Lac des Pics Property (the “Property”) in the Province of Quebec, under an agreement (the “Agreement”) whereby First Source agreed, over three years, to make cash payments to the vendor of the Property, ASPM Inc. (“ASPM”), of $75,000, grant ASPM 750,000 common shares in First Source and make $750,000 in exploration expenditures on the Property.  First Source also granted ASPM a 2% net smelter royalty to the vendor of the Property, 1.5% of which can be purchased back for $2,000,000 within 120 days of the completion of a bankable feasibility study.  As of the date hereof, First Source has made cash payments of $75,000 to ASPM, issued 750,000 common shares to ASPM and made approximately $670,000  in exploration expenditures on the Property.  Under the Agreement, First Source can terminate its obligations at any time and not be liable for unpaid portions of the purchase price, common shares and exploration expenditures, but the Property would then revert back to ASPM.

A technical report prepared by Jean-Pierre Cloutier, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), was completed in relation to the Property on June 7, 2007, and updated on September 30, 2007 to include work completed by the Company in June, July, August and September of 2007 (the “Technical Report”).  The Technical Report can be found at www.sedar.com.

The Technical Report recommended that the Company conduct two successive phases of work: Phase I comprising exploration expenditures of approximately $200,000 and Phase II, if required, representing exploration expenditures of approximately $300,000, for a cumulative total budget of approximately $500,000.  Each phase would culminate in a decision point.  Advancing to Phase II is contingent on positive results in Phase I.

Under the Technical Report, the proposed Phase I work program would consist of geological mapping, various airborne and ground geophysical surveys and soil geochemistry analysis.  The proposed Phase II work program would consist of additional and expanded stripping and mechanical trenching to expand on known anomalies and to investigate new possible anomalies, and select diamond drilling targets based on results from Phase I.

From mid-June of 2007 to the date of this MD&A, First Source has completed the Phase I work program and commenced Phase II, having spent approximately $670,000 to date exploring the Property.  The work conducted was largely based on recommendations from the Property’s Technical Report, and on recommendations from various consultants (Risk Reduction Resources Inc. and Jean-Pierre Cloutier), the Company’s project managers and the Company’s board of directors.  To date, the Company has accomplished the following exploration activities on the Property:

•	The construction of an access road and trenching for a combined total of 1,905 m;

•
Expansion of previously known mineralization points, including further excavation of Vein No. 1 over a strike length of 100 m, across a width of 2-4 m and to a depth of 2 m, limited expansion of other veins, and the excavation of newly discovered Vein E over a strike length of about 100 m and to widths in excess of 2 m (see diagrams A and B, below);

•
Fifty-five (55) rock samples of mineralized material from Vein No. 1 and Vein E were taken for a total collection of 50 grab and 5 channel samples, and were assayed for gold, base metals and other elements.  From vein No. 1, 11 of 23 grab samples analyzed at greater than 3 g/t Au, with the best two samples reading 12.5 g/t and 35.4 g/t respectively.  From Vein E, which appears to be copper bearing only, 9 of 27 samples ranged from 1.12% to 5.86% Cu;

•
An airborne electro-magnetic survey was flown over the entire Property in July of 2008, and results from that survey were used to initiate a ground geophysical survey, which was partially completed in the fall of 2008.; The airborne survey discovered, and the ground geophysical survey partially verified and further defined, five high-conductivity zones;

•
Systematic line cutting has been completed over electro magnetic anomalies identified by the airborne survey (high conductivity zones), and these lines have been used to gather more precise ground geophysical data and additional soil and rock samples.  A summary of the ground survey points is provided in Diagram D, below;

•
Ground geophysical data was gathered and analyzed from various points over three of the five high conductivity zones, showing the rough depth and width of high conductivity anomalies at various points.  From this data the Company has confirmed that the anomalies are of significant breadth and depth, at measured points.  More work needs to be done to further define the size of these anomalies (see diagram D, below), however, data gathered to date has been used to identify prospective drill targets for the 2009 exploration season (see diagram E, below).

•	A drill program was conducted during July and August of 2009, and five holes were drilled over 1191 meters.

Diagram A: Total Magnetic Field at Lac des Pics, showing initial Vein Locations

Diagram B: Location of New Vein E Relative to Vein No. 1

Diagram C: Airborne Anomalies, Zones of Interest and  Ground EM Coverage Lines

Diagram D: Conductivity (Low Resistance) Below Ground

Diagram E: Planned and Actual Drill Locations

The 2008 exploration season was completed on October 29, 2008, with ground geophysics and soil sampling having been completed over three of the anomalies identified by the airborne survey (zones 2, 3 and 4, as shown in diagrams C and D, above).  With airborne anomalies having been confirmed and further defined to significant size by ground geophysics (see diagram E above), the Company determined that it would proceed with further exploration (phase II) during the 2009 exploration season.

Based on results from the airborne survey conducted early in the exploration season, ASPM Inc. staked 58 additional claims surrounding the original Lac des Pics claims.  These additional units were claimed in trust for First Source, and were transferred to First Source in March of 2009.  These additional claim units constitute part of the Property, and are governed under the current agreement between ASPM and First Source.  Thus, any exploration expenditures on these additional claim units count toward First Source’s obligations under the Agreement, and ASPM will receive a 2% NSR on these new claims (of which First Source retains an option to buy back 1.5%, as per the Agreement) if First Source completes on its exploration, payment, and share commitments.

During the 2009 season, the Company completed further exploration work at Lac des Pics, including further geophysical mapping and some drilling. The drill program occurred during July and August of 2009, and five holes were drilled over 1191 meters. The goal of the drill program was to investigate three of the five geophysical anomalies detected using airborne and ground geophysical survey methods in 2008.  From Diagram E, above, two holes were drilled in zone 2 (D09-02 and D09-03, 2 holes were drilled in zone 3 (D09-04 and D09-05), and one hole was drilled in zone 4 (D09-06).

From this drill program, the Company received results and a full corresponding geological report in September of 2009.

The report, authored by the supervising geologist for the program, Jean-Pierre Cloutier, indicated that core sample analysis results suggest that geophysical anomalies in zones two, three and four appear to have been caused by graphite, with some but very little pyrite, associated with siltstone and shale, and by magnetite mineralization associated with magnetite bearing sandstone. Fifty-seven core samples were analyzed for a suite of 51 elements and no anomalous values were reported. The sampling, transportation and analysis of samples were verified by Jean-Pierre Cloutier as supervising geologist.

Based on these results, the report concluded that the economic exploration potential of the Lac des Pics Property is limited, with two qualifications. First, the report noted that the exploration potential of untested geophysical conductors (anomalous zones one and five, which have not yet been drilled) remains unknown. Second, the report recommended that all previous work results (from First Source and previous groups/companies) should be compiled and integrated before any future decisions are made.

At this point, the Company plans to compile, integrate and analyze all the information it has, and can reasonably obtain, regarding the Lac des Pics Property. This done, the Board will decide whether it is in the best interests of the Company to conduct further drilling (either to investigate the two remaining, undrilled geophysical anomalies or to further test one or more of the other three), or to explore other options.

First Source has made a full copy of the report available on the First Source Resources web-site (www.firstsourceresources.com).

D. Results of Operations

The level of operations has been determined by the availability of capital resources.  To date, private placements and the Company’s initial public offering have provided the sole source of funding.

Year Ended July 31, 2009 Compared to Year Ended July 31, 2008

For the year ended July 31, 2009, the Company incurred a net loss of $216,927 compared to a net loss of $167,264 for the year ended July 31, 2008.  The most significant expenses creating this loss are:

•
Professional fees, including accrued audit and legal fees of $84,450 (2008 - $44,423), as the Company incurred significant professional fees relating to increased exploration, accounting and legal activity. The Company started paying its corporate secretary $2,000 per month effective March 1, 2008 for his services and its Chief Financial Officer $1,500 per month effective September 1, 2008 for his services.

•
Salaries and benefits of $70,495 (2008 - $38,816) in respect of the Company’s President and administrative assistant, who became employees of the company effective February 1, 2008 (only representing approximately half of the previous year, but all of the current year).

•
General and administrative expenses of $33,719 (2008 - $35,304).  The Company maintained office space and incurred costs for office supplies, travel for site visits and meetings, business fees and licenses, telephone and board meeting expenses during the year.

•
Filing fees and shareholder services of $12,726 (2008 - $24,683). These expenses include costs of the various filings required by the TSX Venture Exchange for being listed on the Exchange, for intermittent release of escrowed stock, intermittent press release to inform the public about exploration progress, and the like.

E. Fourth Quarter

For the quarter ended July 31, 2009, the Company incurred a loss before income taxes of $70,303 compared to a loss before income taxes of $55,644 for the quarter ended July 31, 2008. The increase from 2008 to 2009 is primarily due to greater professional fees and greater expense for filing fees and shareholder services incurred in the fourth quarter of 2009 than in the fourth quarter of 2008.

F. Selected Annual Information

The following table sets forth summary financial information for the Company for the years ended July 31, 2007, July 31, 2008 and July 31, 2009. This information has been summarized from the Company’s audited financial statements for the fiscal years ended July 31, 2009, July 31, 2008 and July 31, 2007.

This summary financial information should only be read in conjunction with the Company’s financial statements, including the notes thereto, included in this report.

	Year ended July 31, 2007 (audited)	Year ended July 31, 2008 (audited)	Year ended July 31, 2009 (audited)
Revenues	$0	$0	$0
Interest Income	$3,100	$8,447	$2,425
Write-off of Unproven Mineral Interests	$0	$0	$0
Expenses	$54,079	$175,711	$219,352
Loss for the year	$50,979	$167,264	$216,927
Deficit (end of year)	$51,031	$218,295	$435,222
Loss per share (basic and diluted)	$0.11	$0.04	$0.03
Current Assets	$355,705	$458,414	$324,107
Unproven Mineral Interests	$111,938	$227,659	$587,630
Total Assets	$468,798	$686,820	$913,942
Total Liabilities	$44,027	$36,472	$201,840
Long Term Debt	$0	$0	$0
Shareholders Equity	$424,771	$650,348	$712,102
Cash Dividends per Share	$0	$0	$0

G.  Quarterly Results

The following financial data was derived from the Company’s financial statements for the current and seven previous quarters.

	July 2009 $	April 2009 $	Jan. 2009 $	Oct. 2008 $	July 2008 $	April 2008 $	Jan. 2008 $	Oct. 2007 $
Operating Expenses	70,303	53,663	43,394	51,992	57,615	76,491	21,502	20,103
Interest Earned	0	261	1,026	1,138	1,971	4,110	0	2,366
Other Income	0	0	0	0	0	0	0	0
Foreign exchange (gain) Loss	0	0	0	0	0	0	0	0
General Exploration	0	0	0	0	0	0	0	0
Loss before the following items	68,585	48,248	37,213	45.700	51,920	62,930	12,051	8,286
Stock-based compensation	1,718	5,154	5,155	5,154	3,724	9,451	9,451	9,451
Future Income Tax Recovery	0	0	0	0	0	0	0
Gain on disposal of investment	0	0	0	0	0	0	0	0
Net Loss	70,303	53,402	42,368	50.854	55,644	72,381	21,502	17,737
Loss per share-basic and diluted	.01	0.01	0.01	0.01	.01	0.03	0.01	0.00

H. Related Party Information

During the year ended July 31, 2007, Wayne Lockhart, the Company’s Chief Geologist and a director of the Company, became a related party, through his company Lockhart Exploration, to the following agreements:

•	Letter of Intent between the Company, ASPM Inc., and Lockhart Exploration dated February 27, 2007;

•	Formal Agreement between the Company and ASPM Inc., dated March 8, 2007; and

•	Exploration Services Agreement between the Company and Lockhart Exploration, dated June 20, 2007.

As Wayne Lockhart became a director and officer of the Company on March 10, 2007, he was not a director or officer of the Company when the first two agreements (the Letter of Intent and the Formal Agreement) were entered into.  The effect of these first two contracts is to obligate the Company to use Mr. Lockhart’s exploration company, Lockhart Exploration, for exploration work conducted on the Property covered by the agreements (so long as Lockhart Exploration is able to complete such work at fair market rates within a reasonable timeframe).  The third agreement, the Exploration Services Agreement, details how Phase I of the exploration program is to be carried out by Lockhart Exploration on behalf of the Company.  Mr. Lockhart abstained from discussion and voting on the issue of whether the Company should resolve to enter into the Exploration Services Agreement.  Mr. Lockhart directly benefits from all three of the above agreements in that they allow him to influence which geologists, contractors and other services are used in connection with the exploration program.  Further, Mr. Lockhart may also be providing his services as a geologist, and may pay himself a fee in relationship to such services, as well as one or more management fees, from Lockhart Exploration.  As at July 31, 2009, the Company had paid or owed to Lockhart Exploration $55,997 since the beginning of the project (July 2008 - $55,997) for management and consulting services.

The Company has also recently learned that Mr. Lockhart has a 1/8th interest in ASPM Inc., which is the vendor of the Lac des Pics Property and a frequently used subcontractor by Lockhart Exploration.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, very close to working out a compromise.  As such, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  Lockhart Exploration was not used for any of the Company’s exploration work during the 2009 season.

The Company shares office space and administrative services with another company, Terra Firma Resources Inc., of which the Company’s President, Peter Smith, is also a director. The Company has an amount due to related parties of $880 at July 31, 2009 (July 31, 2008 - receivable of $4,122) with Terra Firma Resources Inc. for reimbursement of administrative costs.

The Company has engaged the services of Douglas Smith (no relation to Peter Smith), a director and the Company’s Chief Financial Officer, for accounting services.  The Company has incurred $17,480 (2008 - $8,529) in respect of these services.  Beginning January 1, 2009, the Company has deferred payment of Mr. Smith’s fees with the agreement of Mr. Smith.

The Company has engaged the services of Michael Raven, a director and the Company’s Corporate Secretary, for legal services.  The Company has incurred $24,787  (2008 - $ 11,770) in respect of these services.  Beginning January 1, 2009, the Company has deferred payment of Mr. Raven’s fees with the agreement of Mr. Raven.

I. Financial Conditions, Liquidity and Capital Resources

The Company is in the exploration stage and has no income from operations.

The Company has financed its operations through private placements and through its initial public offering.  In the fiscal year ended July 31, 2009, the Company raised $189,000 through private placements, compared with $357,901 the Company raised through its initial public offering in the year ended July 31, 2008.  Cash and cash equivalents as of July 31, 2009 was $94,135 compared to $357,361 as of July 31, 2008.

The Company’s mineral property acquisition and exploration expenditures were $440,628 for the fiscal year ended July 31, 2009 compared to $191,774 for the fiscal period ended July 31, 2008.  The increase is due to the Company’s increased general exploration activity, and due to the Company’s requirements under its property acquisition agreement with ASPM Inc., which required $250,000 in exploration spending in the second year after the signing of the agreement (the 2008 exploration season) and required $350,000 in exploration spending in the third year after the signing of the agreement (the 2009 exploration season).  Moreover, the Company did much of its exploration work from 2008 after July 31, 2008 and much of the current year’s exploration work before July 31, 2009.

Net cash used in operating activities for the fiscal year ended July 31, 2009 was $124,954 compared with $119,623 for the fiscal year ended July 31, 2008. The increase is not significant.

The Company had working capital of $122,267 at July 31, 2009 compared to working capital of $421,942 as of July 31, 2008.

 On January 30, 2006, the Company completed a non-brokered private placement of 500,000 common shares of the Company at $0.02 per share. The private placement generated gross proceeds of $10,000.  The purpose of the private placement was to provide the Company with a minimal administrative budget, allowing it to seek out a viable property on which to conduct possible future exploration activities.  Between February 21, 2007 and February 23, 2007, the Company completed a non-brokered private placement of 1,487,617 common shares of the Company at $0.03 per share and 1,700,000 common shares of the Company at $0.05 per share.  The private placement generated gross proceeds of $129,628.50.  The purpose of the private placement was to provide the Company with a minimal administrative budget, fund the Company’s acquisition of the Property and to fund preliminary exploration of the Property.  Between March 14, 2007 and May 31, 2007, the Company completed another non-brokered private placement of 2,053,338 common shares of the Company at $0.15 per share.  The private placement generated gross proceeds of $308,000.  The purpose of the second private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property.

The Company completed its initial public offering (“IPO”) on February 28, 2008, pursuant to a prospectus filed on December 7, 2007, which can be found on SEDAR at www.sedar.com. The IPO consisted of 1,700,000 common shares of the Company sold for $0.30 per share for gross proceeds of $510,000. As compensation for acting as agent for the IPO, the Company paid Union Securities Ltd. (the “Agent”) a corporate finance fee of $25,000, a 7% cash commission on gross proceeds raised from the IPO, and issued the Agent warrants entitling the Agent to acquire up to 7% of the number of common shares sold pursuant to the IPO, exercisable at $0.30 per share for up to 12 months after the closing date of the IPO. The Company also reimbursed the Agent for its reasonable out-of-pocket expenses incurred by the Agent on behalf of the Company in connection with the IPO. Prior to the IPO, private placements provided the sole source of funding for the Company.

In July of 2009, the Company completed another non-brokered private placement of 1,890,000 common shares of the Company at $0.10 per share.  The private placement generated gross proceeds of $189,000.  The purpose of this private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property, in particular, to fund the drilling program conducted in July and August of 2009.

Under the Formal Agreement entered with ASPM Inc. on March 8, 2007, through which the Company acquired its interest in the Property, the Company is committed, over three years to pay ASPM Inc. $75,000, issue ASPM Inc. 750,000 shares, and spend $750,000 exploring the Property.  The commitments break down, year to year, as follows:

Year 1 (by March 8, 2008)	$25,000 payment due	150,000 shares to be issued	$150,000 in exploration by June 7, 2008
Year 2 (by March 8, 2009)	$25,000 payment due	250,000 shares to be issued	$250,000 in exploration by June 7, 2009
Year 3 (by March 8, 2010)	$25,000 payment due	350,000 share to be issued	$350,000 in exploration by June 7, 2010

As of the date of this MD&A, First Source has made cash payments of $75,000 to ASPM and has issued 750,000 common shares to ASPM (year 1, year 2, and year 3 obligations all met in full).  As of July 31, 2009, First Source had made exploration expenditures of approximately $656,000 on the Property. Accordingly, the Company has met its current exploration obligations under the Agreement to make at least $400,000 in exploration expenditures on the Property by the end of year 2 (by June 7, 2009).   The Company has until June 7, 2010 to make an additional $94,000 in exploration spending, at which point there will be no further obligations under the acquisition agreement.  Some additional exploration expenses have been incurred after July 31, 2009.

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

J. Subsequent Events and Outlook

There are no events subsequent to the date of this document that have not been discussed above.

As discussed under “Lac des Pics” above, despite disappointing results from the 2009 drilling program, the Company plans to compile, integrate and analyze all the information it has, and can reasonably obtain, regarding the Property and, this done, the Board will decide whether it is in the best interests of the Company to conduct further drilling (either to investigate the two remaining, undrilled geophysical anomalies or to further test one or more of the other three), or to explore other options.

K. Financial Instruments

The carrying values of cash and cash equivalents, receivables, due from related party, share subscriptions receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.  The Company has no exposure to Asset Backed Commercial Paper.

L. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

M. Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions believed to be reasonable under the circumstances.  Critical accounting policies are disclosed in the annual audited financial statements.

N. Disclosure Controls and Procedures

Current securities policies in Canada require that management of the Company certifies that it has assessed the effectiveness of the Company’s disclosure controls and procedures at every interim and annual period.  Management has concluded that the disclosure controls as at July 31, 2009 were effective in ensuring that all material information required to be filed had been provided to it in a timely manner, and that the information was recorded, processed and reported within the time period necessary to prepare the filings.  The board of directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The Audit Committee meets at least annually with the Company’s external auditors to review accounting, internal control, financial reporting, and audit matters.

O. Risks and Uncertainties

The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

The principal business of the Company is the acquisition, exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production.  The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.

There is no assurance that exploration efforts will be successful.  Any potential development and production of the Company’s exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists.  Such programs require substantial additional funds.  Any decision to further expand the Company’s operations on these exploration properties is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration work, preparation of production feasibility studies, and construction of production facilities;

•	availability and costs of financing;

•	ongoing costs of production;

•	market prices for the minerals to be produced;

•	environmental compliance regulations and restraints; and

•	political climate and/or governmental regulation and control.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

For the financial year ended July 31, 2009, the Company had an operating loss of $216,927.  At July 31, 2009, the Company had working capital of $122,267.  The Company will need to raise additional capital by way of an offering of equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity.  The Company has not established a limit as to the amount of debt it may incur nor has it adopted a ratio of its equity to debt allowance.  If the Company needs to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to the Company, or that any future offering of securities will be successful.  If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of the Company’s outstanding common shares. The Company could suffer adverse consequences if it is unable to obtain additional capital, which would cast substantial doubt on its ability to continue its operations and growth.

There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, close to working out a compromise.   If Lockhart Exploration initiates a legal action against the Company, it could have a material adverse effect on the Company’s ability to raise capital and secure contractors.  Moreover, if Lockhart Exploration is successful in claiming the full invoiced amount, it would have an adverse impact on the Company’s available capital.

Further related to the disagreement between Lockhart Exploration and the Company, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  It is anticipated that Risk Reduction Resources and/or Jean-Pierre Cloutier will supervise and manage exploration at Lac des Pics in the meantime.  If the disagreement with Lockhart Exploration can be resolved, the Company will revisit the issue of exploration management at Lac des Pics.  In the interim, it is possible that Lockhart Exploration will assert that by not using them to manage exploration at Lac des Pics the Company is in breach of the agreement under which the Company acquired the Lac des Pics Property, which states that Lockhart Exploration is to be used to manage exploration at Lac des Pics unless time and budgetary constraints do not allow use of Lockhart Exploration.  If Lockhart Exploration asserts such a claim, it could have a material adverse impact on the Company’s ownership of the Lac des Pics Property, the Company’s ability to secure contractors, and/or an impact on the Company’s available capital.

The Company’s future profitability will depend upon the world market prices of the metals for which it is exploring.  Prices fluctuate widely and are affected by numerous factors beyond the Company’s control.  The prices of metals are influenced by factors including:

•	industrial and retail supply and demand;

•	exchange rates;

•	expectations with respect to inflation rates;

•	interest rates;

•	changes in global economies;

•	confidence in the global monetary system;

•	forward sales of metals by producers and speculators; and

•	other global or regional political, social or economic events.

The Company cannot guarantee that title to its mineral properties will not be challenged.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests.  A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The agreement pursuant to which the Company acquired its interest in the Property provides that the Company must make a series of payments in cash and common shares over certain time periods and expend certain minimum amounts on the exploration of the Property.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in the Property.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The Company’s operations are subject to environmental regulations in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The operations of the Company including exploration and any development activities or commencement of production on its properties, require permits from various federal, state, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.   To the extent that such approvals are required and not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company's operations will be subject to all the hazards and risks normally incidental to exploration and development, all of which could result in work stoppages, damage to property and possible environmental damage.  The risks and hazards include:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metal losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

The Company’s exploration and any development of production may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies.

The Company’s insurance does not cover all of its potential losses, liabilities and damage related to its business.  Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions;

•	rock bursts, cave-ins, ground or slope failures;

•	fires, floods, earthquakes and other environmental occurrences;

•	political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage;

•	delays in mining caused by industrial accidents or labour disputes;

•	changes in regulatory environment;

•	monetary losses; and

•	possible legal liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire attractive mineral properties on terms it considers acceptable.  The Company also competes with other companies for the recruitment and retention of qualified employees and other personnel.

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of the Company.  Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

The Company’s success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in the Company’s growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on the Company. In particular, the success of the Company is highly dependent upon the efforts of the President, Chief Executive Officer and director of the Company, Peter Smith, the loss of whose services would have a material adverse effect on the success and development of the Company.

Mr. Smith also serves as a director for another active company, Terra Firma Resources Inc. (a private British Columbia company which conducts uranium exploration activities in Canada).  This list may also expand in the future.

Mr. Smith currently devotes 60% of his time to First Source, 30% to Terra Firma Resources Inc. and 10% to other business ventures.  As Mr. Smith focuses some of his time on other companies, this may have a material adverse effect on the success and development of the Company.

The Company does not have key man insurance in place in respect of any of its directors or officers.

The Company’s prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group.  To manage its growth, the Company may have to attract and retain additional highly qualified management, financial and technical personnel and continue to implement and improve operational, financial and management information systems.  Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors.

P. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be requires to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Amended Management’s Discussion and Analysis

For the Year Ended July 31, 2008

Dated: November 20, 2008

Index	Page
A ‐ Introduction and forward looking statements	1
B ‐ Description of business	1
C ‐ Description of properties and agreements	1-6
D ‐ Results of operations	6-7
E – Fourth Quarter	7
F ‐ Selected annual information	7-8
G ‐ Quarterly results	8-9
H ‐ Related party information	9-10
I ‐ Financial conditions, liquidity and capital resources	10-11
J ‐ Subsequent events and outlook	12
K ‐ Financial instruments	12
L ‐ Off balance sheet arrangements	12
M ‐ Use of estimates	12
N ‐ Disclosure controls and procedures	12
O ‐ Risks and uncertainties	12-16
P ‐ Licenses and permits	17

D.	Introduction and Forward Looking Statements

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations of First Source Resources Inc. (the “Company” or “First Source”) is prepared as at November 7, 2008 and should be read in conjunction with the audited financial statements of the Company for the year ended July 31, 2008.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Additional information relevant to the Company and its activities can be found on SEDAR at www.sedar.com.

This MD&A contains forward-looking statements concerning, among other things, statements with respect to the Company’s business strategy, plans, outlook, targets and expectations regarding exploration, results of exploration, mineralized material and cash operating costs. Such statements can generally be identified by the use of  words or phrases such as “anticipates”, “estimates”, “projects”, “foresees”, “believes”, “would”, “should”, “will” and other similar words or phrases. Such statements are subject to known and unknown risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The risks and uncertainties include, but are not limited to, uncertainties related to: results of exploration, costs of exploration, mineral prices, operating and technical difficulties with respect to exploration, the Company’s ability to obtain necessary financing, permits and licenses and the Company’s interest in its properties.

These and other factors should be considered carefully by the reader and readers should not place undue reliance on forward-looking statements. The Company assumes no obligation to update or review these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

B. Description of Business

The Company is a mineral exploration company headquartered in Vancouver, British Columbia.  The goal of the Company is to acquire, explore and develop properties that are highly prospective for gold, copper and other precious and base metals and industrial diamonds.  The objective of management of the Company is to develop a portfolio of properties through a combination of grassroots prospecting, land acquisition, and the formation of strategic industry relationships.

The Company was incorporated in the Province of British Columbia on October 20, 2005.  The fiscal year end of the Company is July 31.

As of the date of this MD&A, the Company had 7,990,955 common shares issued and outstanding, 119,000 warrants to purchase common shares issued and outstanding and 570,048 stock options to purchase common shares issued and outstanding.

C. Description of Mineral Properties and Agreements

The Company currently has an interest in and explores one gold/copper property in the Gaspe region of Quebec, Lac des Pics, and is party to an agreement with Diagnos Inc. (“Diagnos”), of Montreal, Quebec, to explore and potentially claim land units throughout a large section of central Canada.  Diagnos is a data analysis company that specializes in reducing exploration risk by obtaining existing geological data, conducting a multi-layered geological analysis of that data, and subsequently identifying the most prospective targets in advance through that analysis.

i) Lac des Pics

The Company currently holds a 100% interest in the Lac des Pics Property (the “Property”) in the Province of Quebec, under an agreement (the “Agreement”) whereby First Source agreed, over three years, to make cash payments to the vendor of the Property, ASPM Inc. (“ASPM”), of $75,000, grant ASPM 750,000 common shares in First Source and make $750,000 in exploration expenditures on the Property.  First Source also granted ASPM a 2% net smelter royalty to the vendor of the Property, 1.5% of which can be purchased back for $2,000,000 within 120 days of the completion of a bankable feasibility study.  As of the date hereof, First Source has made cash payments of $50,000 to ASPM, issued 400,000 common shares to ASPM and made approximately $400,000 in exploration expenditures on the Property.  Under the Agreement, First Source can terminate its obligations at any time and not be liable for unpaid portions of the purchase price, common shares and exploration expenditures, but the Property would then revert back to ASPM.

A technical report prepared by Jean-Pierre Cloutier, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), was completed in relation to the Property on June 7, 2007, and updated on September 30, 2007 to include work completed by the Company in June, July, August and September of 2007 (the “Technical Report”).  The Technical Report can be found at www.sedar.com.

The Technical Report recommended that the Company conduct two successive phases of work: Phase I comprising exploration expenditures of approximately $200,000 and Phase II, if required, representing exploration expenditures of approximately $300,000, for a cumulative total budget of approximately $500,000.  Each phase would culminate in a decision point.  Advancing to Phase II is contingent on positive results in Phase I.

Under the Technical Report, the proposed Phase I work program would consist of geological mapping, various airborne and ground geophysical surveys and soil geochemistry analysis.  The proposed Phase II work program would consist of additional and expanded stripping and mechanical trenching to expand on known anomalies and to investigate new possible anomalies, and select diamond drilling targets based on results from Phase I.

From mid-June of 2007 to the date of this MD&A, First Source has completed the Phase I work program and commenced Phase II, having spent approximately $400,000 ($248,800 to July 31, 2008) exploring the Property through Lockhart Exploration Services Inc. (“Lockhart Exploration”).  The work conducted was largely based on recommendations from the Property’s Technical Report and on recommendations from Lockhart Exploration and the Company’s board of directors.  To date, the Company has accomplished the following exploration activities on the Property:

•	The construction of an access road and trenching for a combined total of 1,905 m;

•
Expansion of previously known mineralization points, including further excavation of Vein No. 1 over a strike length of 100 m, across a width of 2-4 m and to a depth of 2 m, limited expansion of other veins, and the excavation of newly discovered Vein E over a strike length of about 100 m and to widths in excess of 2 m (see diagrams A and B, below);

•
Fifty-five (55) rock samples of mineralized material from Vein No. 1 and Vein E were taken for a total collection of 50 grab and 5 channel samples, and were assayed for gold, base metals and other elements.  From vein No. 1, 11 of 23 grab samples analyzed at greater than 3 g/t Au, with the best two samples reading 12.5 g/t and 35.4 g/t respectively.  From Vein E, which appears to be copper bearing only, 9 of 27 samples ranged from 1.12% to 5.86% Cu;

An airborne electro-magnetic survey was flown over the entire Property in July of 2008, and results from that survey were used to initiate a ground geophysical survey, which is currently underway (see diagram C, below); The airborne survey discovered five high-conductivity zones;

•
Systematic line cutting has been completed over electro magnetic anomalies identified by the airborne survey (high conductivity zones), and these lines have been used to gather more precise ground geophysical data and additional soil and rock samples.  A summary of the ground survey points is provided in Diagram D, below.

Diagram A: Total Magnetic Field at Lac des Pic, showing initial Vein Locations

Diagram B: Map Showing Location of New Vein E Relative to Vein No. 1

Diagram C: Airborne Survey Anomalies and Breakdown of Zones of Interest

Diagram D: Map Showing Ground EM Coverage Lines

The 2008 exploration season was completed on October 29, 2008, with ground geophysics and soil sampling having been completed over three of the anomalies identified by the airborne survey (zones 2, 3 and 4, as shown in diagrams C and D, above).  It is anticipated that analysis of data from the 2008 exploration season should be completed in November of 2008, and the Company plans to release another NI 43-101 technical report shortly thereafter describing these results.  It is further anticipated that this report will be used by the Company to determine whether the Company should proceed with Phase II of its current exploration plan at the Property during the 2009 exploration season, which would likely include further geophysical mapping and drilling.

ii) Diagnos Agreement

The Company entered into a services agreement dated July 14, 2008 with Diagnos Inc. (“Diagnos”) to explore an area covering approximately 37,000,000 acres or 150,000 square kilometres in central Canada.  Under the agreement, First Source would provide an aggregate of $3,000,000 of funding between November 15, 2008 and July 15, 2010 and Diagnos would use its proprietary Computer Aided Resources Detection System (“CARDS”) to generate exploration targets in the area of interest.

Unless Diagnos and First Source mutually agree otherwise, the cash paid by First Source would be allocated as follows (plus or minus a deviation of 10%):

•	$1,000,000 to be spent on the gathering and analysis of data, both publicly available and privately obtained by Diagnos, respecting the area of interest using CARDS;

•	$1,000,000 to be spent on land acquisition and staking of properties, as well as basic geological recognizance; and

•
$1,000,000 to be spent on field exploration (expected to include airborne surveys, trenching, soil, rock and/or channel sampling, and geological mapping) to be executed on no less than ten properties to be selected mutually by the parties.

Any material decisions to be made under the agreement shall be made jointly by First Source and Diagnos.  First Source and Diagnos expect to identify up to 50 mineral exploration properties within the area of interest as a result of the exploration program.

Under the agreement, First Source has the right to obtain a 100% interest in up to five properties of its choosing (with a 1.5% NSR interest being retained by Diagnos).  Each party will retain a 50% interest in all other properties identified.  Until First Source has recovered the $3,000,000 it has paid to Diagnos, it will receive 80% of the proceeds from the sale of properties identified by the exploration program; once First Source has recovered its investment, proceeds of sales of properties will be split equally between the parties.  It is expected that the parties will jointly retain a 2.5% net smelter returns royalty on each property that they sell.  All other revenues realized from the information generated under the agreement, such as the sale of such information to third parties, will be split as mutually agreed by the parties.

If First Source makes payments in an aggregate amount of at least $1,800,000 but fails to pay the full $3,000,000, then it will retain a 25% interest in any claims or properties that are staked in the area of interest.

The agreement is subject to First Source raising a minimum of $750,000 on or before November 15, 2008.  As of the date of this MD&A, the Company has not raised the minimum amount required to proceed with the agreement.

D. Results of Operations

The level of operations has been determined by the availability of capital resources.  To date, private placements have provided the sole source of funding.

Year Ended July 31, 2008 Compared to Year Ended July 31, 2007

For the year ended July 31, 2008, the Company incurred a loss before income taxes of $167,264 compared to a loss before income taxes of $50,979 for the year ended July 31, 2007.  The most significant expenses creating this loss are:

•
Professional fees, including accrued audit and legal fees of $44,423 (July 31, 2007 - $20,800), as the Company incurred significant professional fees relating to increased exploration, accounting and legal activity.

•	Salaries and benefits of $38,816 (July 31, 2007 - $nil) in respect of the Company’s President and the administrative assistant, who became employees of the company effective February 1, 2008.

•
Travel expenses of $13,711 (July 31, 2007 - $5,184).  During the year ended July 31, 2008, the Company incurred expenses for the Chief Executive Officer to travel to: Montreal to negotiate a services agreement with Diagnos; to the Property on three occasions to assist in the co-ordination of the 2007 and 2008 exploration programs, and; to one mining conference.  Only one visit to the Property, and one mining conference trip, occurred in the year ended July 31, 2007.

•
Other general and administrative expenses of $21,428 (July 31, 2007 - $5,083).  The Company maintained office space, paid for one part-time administrative staff member, and incurred costs for office supplies during the entire year, but did not  have an independent office or any staff for the entire year ended July 31, 2007.  Further, the Company started paying its president, Peter Smith, and its corporate secretary, Mike Raven $5,000 per month and $2,000 per month respectively for their services.

•	Stock-based compensation expenses of $32,077 (July 31, 2007 - $13,173). The Company’s stock option plan was outstanding for the full year in 2008, as compared to two months outstanding in 2007.

•
Filing fees and shareholder services of $24,683 (July 31, 2007 - $nil). These expenses include costs of the various filings required by the TSX Venture Exchange for being listed on the Exchange, and $5,000 paid to a consultant for services rendered in seeking investors to fund the Diagnos services agreement.

E. Fourth Quarter

For the quarter ended July 31, 2008, the Company incurred a loss before income taxes of $55,644 compared to a loss before income taxes of $49,836 for the quarter ended July 31, 2007.

As the Company’s exploration activities were similar at this point in the exploration season for the quarter ended July 31, 2008 as opposed to the quarter ended July 31, 2007, Company expenses for these two periods, including administrative, travel and direct exploration spending, were also similar for the two respective periods.  The Company is generally the most active in exploration spending during this quarter, and the next quarter (ending October 31), as this is the time of year where the Gaspe region of Quebec is most accessible.

F. Selected Annual Information

The following table sets forth summary financial information for the Company for the years ended July 31, 2007 and July 31, 2008 and the period from incorporation, October 20, 2005, to July 31, 2006. This information has been summarized from the Company’s audited financial statements for the year ended July 31, 2008,  the Company’s audited financial statements for the year ended July 31, 2007, and the period from incorporation to July 31, 2006.

This summary financial information should only be read in conjunction with the Company’s financial statements, including the notes thereto, included in this report.

	Period from Incorporation to July 31, 2006 (audited)	Year ended July 31, 2007 (audited)	Year ended July 31, 2008 (audited)
Revenues	$0	$0	$0
Interest Income	$0	$3,100	$8,447
Write-off of Unproven Mineral Interests	$0	$0	$0
Expenses	$52	$54,079	$175,711
Loss for the period	$52	$50,979	$167,264
Deficit (end of period)	$52	$51,031	$218,295
Loss per share (basic and diluted)	$0	$0.11	$0.04
Current Assets	$9,968	$355,705	$458,414
Unproven Mineral Interests	$0	$111,938	$227,659
Total Assets	$9,968	$468,798	$686,820
Total Liabilities	$20	$44,027	$36,472
Long Term Debt	$0	$0	$0
Shareholders Equity	$9,948	$424,771	$650,348
Cash Dividends per Share	$0	$0	$0

G.  Quarterly Results

The following financial data was derived from the Company’s financial statements for the current and seven previous quarters.

	July 2008 $	April 2008 $	Jan. 2008 $	Oct. 2007 $	July 2007 $	April 2007 $	Jan. 2007 $	Oct. 2006 $
Operating Expenses	57,615	76,491	21,502	20,103	52,936	1,113	15	15
Interest Earned	1,971	4,110	0	2,366	3,100	0	0	0
Other Income	0	0	0	0	0	0	0	0
Foreign exchange (gain) Loss	0	0	0	0	0	0	0	0
General Exploration	0	0	0	0	0	0	0	0
Loss before the following items	51,920	62,930	12,051	8,286	36,663	1,113	15	15

Stock-based compensation	3,724	9,451	9,451	9,451	13,173	0	0	0
Future Income Tax Recovery	0	0	0	0	0	0	0	0
Gain on disposal of investment	0	0	0	0	0	0	0	0
Net(income)/Loss	55,644	72,381	21,502	17,737	49,836	1,113	15	15
Loss (income) per share-basic and diluted	.01	0.03	0.01	0.00	.11	0.00	0.00	0.00

H. Related Party Information

During the year ended July 31, 2007, Wayne Lockhart, the Company’s Chief Geologist and a director of the Company, became a related party, through his company Lockhart Exploration, to the following agreements:

•	Letter of Intent between the Company, ASPM Inc., and Lockhart Exploration dated February 27, 2007;

•	Formal Agreement between the Company and ASPM Inc., dated March 8, 2007; and

•	Exploration Services Agreement between the Company and Lockhart Exploration, dated June 20, 2007.

As Wayne Lockhart became a director and officer of the Company on March 10, 2007, he was not a director or officer of the Company when the first two agreements (the Letter of Intent and the Formal Agreement) were entered into.  The effect of these first two contracts is to obligate the Company to use Mr. Lockhart’s exploration company, Lockhart Exploration, for exploration work conducted on the Property covered by the agreements (so long as Lockhart Exploration is able to complete such work at fair market rates within a reasonable timeframe).  The third agreement, the Exploration Services Agreement, details how Phase I of the exploration program is to be carried out by Lockhart Exploration on behalf of the Company.  Mr. Lockhart abstained from discussion and voting on the issue of whether the Company should resolve to enter into the Exploration Services Agreement.  Mr. Lockhart directly benefits from all three of the above agreements in that they allow him to influence which geologists, contractors and other services are used in connection with the exploration program.  Further, Mr. Lockhart will also be providing his services as a geologist, and will pay himself a fee in relationship to such services, as well as one or more management fees, from Lockhart Exploration.  As at July 31, 2008, the Company had paid or owed to Lockhart Exploration $55,997 since the beginning of the project (July 2007 - $5,774) for management and consulting services.  Included in prepaid expenses is $1,488 (2007 - $ nil) as a deposit for future costs incurred on behalf of the Company.

The Company shares office space and administrative services with another company, Terra Firma Resources Inc., of which the Company’s President, Peter Smith, is also a director. The Company has a receivable of $4,122 at July 31, 2008 (July 31, 2007 - $1,994) from Terra Firma Resources Inc. for reimbursement of administrative costs.

The Company has engaged the services of Douglas Smith (no relation to Peter Smith), a director and the Company’s Chief Financial Officer, for accounting services.  The Company has incurred $8,529 (2007 - $ 2,800) in respect of these services.  The Company has an accrued liability to Mr. Smith of $5,329 as at July 31, 2008 (July 31, 2007 - $2,800) in respect of those services.

The Company has engaged the services of Michael Raven, a director and the Company’s Corporate Secretary, for legal services.  The Company has incurred $11,770 (2007 - $ nil) in respect of these services.  The Company has an accrued liability to Mr. Raven of $ 1,070 as at July 31, 2008 (July 31, 2007 - $ nil) in respect of those services.

I. Financial Conditions, Liquidity and Capital Resources

The Company is in the exploration stage and has no income from operations.

The Company has financed its operations through private placements and through its initial public offering.  In the fiscal year ended July 31, 2008 the Company raised $357,901 through its initial public offering, compared with $403,629 the Company raised through private placements for the fiscal year ended July 31, 2007.  Cash as of July 31, 2008 was $357,361 compared to $296,634 as of July 31, 2007.

The Company’s mineral property expenditures were $194,637 for the fiscal year ended July 31, 2008 compared to $111,938 for the fiscal period ended July 31, 2007.  The increase is due to the Company’s increased general exploration activity, and due to the Company’s requirements under its property acquisition agreement with ASPM Inc., which required $150,000 in exploration spending in the first year after the signing of the agreement exploration season and required $250,000 in exploration spending in the second year after the signing of the agreement.

Net cash used in operating activities for the fiscal year ended July 31, 2008 was $139,400 compared with $31,079 for the fiscal period ended July 31, 2007.  The increase was due to the fact that the Company became more active in conducting exploration activities during the most recent fiscal year.

The Company had a working capital position of $421,942 at July 31, 2007 compared to working capital of $311,678 as of July 31, 2007.

On January 30, 2006, the Company completed a non-brokered private placement of 500,000 common shares of the Company at $0.02 per share. The private placement generated gross proceeds of $10,000.  The purpose of the private placement was to provide the Company with a minimal administrative budget, allowing it to seek out a viable property on which to conduct possible future exploration activities.  Between February 21, 2007 and February 23, 2007, the Company completed a non-brokered private placement of 1,487,617 common shares of the Company at $0.03 per share and 1,700,000 common shares of the Company at $0.05 per share.  The private placement generated gross proceeds of $129,628.50.  The purpose of the private placement was to provide the Company with a minimal administrative budget, fund the Company’s acquisition of the Property and to fund preliminary exploration of the Property.  Between March 14, 2007 and May 31, 2007, the Company completed another non-brokered private placement of 2,053,338 common shares of the Company at $0.15 per share.  The private placement generated gross proceeds of $308,000.  The purpose of the second private placement was to continue funding administrative and exploration costs incurred by the Company in relation to its ongoing exploration of the Property.  The Company does not have the required cash to satisfy its working capital and near term requirements.

The Company completed its initial public offering (“IPO”) on February 28, 2008, pursuant to a prospectus filed on December 7, 2007, which can be found on SEDAR at www.sedar.com. The IPO consisted of 1,700,000 common shares of the Company sold for $0.30 per share for gross proceeds of $510,000. As compensation for acting as agent for the IPO, the Company paid Union Securities Ltd. (the “Agent”) a corporate finance fee of $25,000, a 7% cash commission on gross proceeds raised from the IPO, and issued the Agent warrants entitling the Agent to acquire up to 7% of the number of common shares sold pursuant to the IPO, exercisable at $0.30 per share for up to 12 months after the closing date of the IPO. The Company also reimbursed the Agent for its reasonable out-of-pocket expenses incurred by the Agent on behalf of the Company in connection with the IPO. Prior to the IPO, private placements provided the sole source of funding for the Company.

Under the Formal Agreement entered with ASPM Inc. on March 8, 2007, through which the Company acquired its interest in the Property, the Company is committed, over three years to pay ASPM Inc. $75,000, issue ASPM Inc. 750,000 shares, and spend $750,000 exploring the Property.  The commitments break down, year to year, as follows:

Year 1 (by March 8, 2008)	$25,000 payment due	150,000 shares to be issued	$150,000 in exploration by June 7, 2008
Year 2 (by March 8, 2009)	$25,000 payment due	250,000 shares to be issued	$250,000 in exploration by June 7, 2009
Year 3 (by March 8, 2010)	$25,000 payment due	350,000 share to be issued	$350,000 in exploration by June 7, 2010

As of the date of this MD&A, First Source has made cash payments of $50,000 to ASPM and has issued 400,000 common shares to ASPM (Year 1 and year 2 obligations).  As of July 31, 2008, First Source had made exploration expenditures of $248,800 on the Property, and as of the date of this MD&A, the Company estimates that it has made an additional $160,000 of exploration expenditures on the Property.  Accordingly, the Company has met its current exploration obligations under the Agreement to make at least $400,000 in exploration expenditures on the Property by the end of year 2 (by June 7, 2009).  It is anticipated that if there are remaining expenditure obligations (if the Company’s estimates are somewhere short of $400,000 in exploration spending to date) they will be met and exceeded in the coming months as geological and geophysical analysis is conducted on the 2008 summer program field results.

The Company has limited financial resources and finances its operations by raising capital in the equity markets.  For the near future, the Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.  In particular, the Company will need to raise additional money to complete its final year of exploration and cash payment obligations in relation to the Property, which require a $25,000 cash payment to ASPM, and an additional $350,000 in exploration spending, by June 7, 2010.  If the Company fails to meet these obligations, the Property will revert back to ASPM.

J. Subsequent Events and Outlook

There are no events subsequent to the date of this document that have not been discussed above.

The Company is confident that the Property has potential warranting continued exploration.  Activities over the ensuing year will focus on the Property, and on potentially expanding the Company’s resource property portfolio through its agreement with Diagnos.

K. Financial Instruments

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.  The Company has no exposure to Asset Backed Commercial Paper.

L. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

M. Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions believed to be reasonable under the circumstances.  Critical accounting policies are disclosed in the annual audited financial statements.

N. Disclosure Controls and Procedures

Current securities policies in Canada require that management of the Company certifies that it has assessed the effectiveness of the Company’s disclosure controls and procedures at every interim and annual period.  Management has concluded that the disclosure controls as at July 31, 2008 were effective in ensuring that all material information required to be files had been provided to it in a timely manner, and that the information was recorded, processed and reported within the time period necessary to prepare the filings.  The board of directors, though its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The Audit Committee, composed the Company’s Chairman, Peter Smith, and two independent directors, meets least annually with the Company’s external auditors to review accounting, internal control, financial reporting, and audit matters.

O. Risks and Uncertainties

The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

The principal business of the Company is the acquisition, exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production.  The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.

There is no assurance that exploration efforts will be successful.  Any potential development and production of the Company’s exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists.  Such programs require substantial additional funds.  Any decision to further expand the Company’s operations on these exploration properties is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration work, preparation of production feasibility studies, and construction of production facilities;

•	availability and costs of financing;

•	ongoing costs of production;

•	market prices for the minerals to be produced;

•	environmental compliance regulations and restraints; and

•	political climate and/or governmental regulation and control.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

For the financial year ended July 31, 2008, the Company had an operating loss of $167,264.  At July 31, 2008, the Company had working capital of $421,942.  The Company will need to raise additional capital by way of an offering of equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity.  The Company has not established a limit as to the amount of debt it may incur nor has it adopted a ratio of its equity to debt allowance.  If the Company needs to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to the Company, or that any future offering of securities will be successful.  If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of the Company’s outstanding common shares. The Company could suffer adverse consequences if it is unable to obtain additional capital which would cast substantial doubt on its ability to continue its operations and growth.

The Company’s future profitability will depend upon the world market prices of the metals for which it is exploring.  Prices fluctuate widely and are affected by numerous factors beyond the Company’s control.  The prices of metals are influenced by factors including:

•	industrial and retail supply and demand;

•	exchange rates;

•	expectations with respect to inflation rates;

•	interest rates;

•	changes in global economies;

•	confidence in the global monetary system;

•	forward sales of metals by producers and speculators; and

•	other global or regional political, social or economic events.

The Company cannot guarantee that title to its mineral properties will not be challenged.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests.  A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The agreement pursuant to which the Company acquired its interest in the Property provides that the Company must make a series of payments in cash and common shares over certain time periods and expend certain minimum amounts on the exploration of the Property.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in the Property.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The Company’s operations are subject to environmental regulations in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The operations of the Company including exploration and any development activities or commencement of production on its properties, require permits from various federal, state, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.   To the extent that such approvals are required and not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company's operations will be subject to all the hazards and risks normally incidental to exploration and development, all of which could result in work stoppages, damage to property and possible environmental damage.  The risks and hazards include:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metal losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

The Company’s exploration and any development of production may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies.

The Company’s insurance does not cover all of its potential losses, liabilities and damage related to its business.  Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions;

•	rock bursts, cave-ins, ground or slope failures;

•	fires, floods, earthquakes and other environmental occurrences;

•	political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage;

•	delays in mining caused by industrial accidents or labour disputes;

•	changes in regulatory environment;

•	monetary losses; and

•	possible legal liability.

It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire attractive mineral properties on terms it considers acceptable.  The Company also competes with other companies for the recruitment and retention of qualified employees and other personnel.

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of the Company.  Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

The Company’s success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in the Company’s growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on the Company. In particular, the success of the Company is highly dependent upon the efforts of the President, Chief Executive Officer and director of the Company, Peter Smith, the loss of whose services would have a material adverse effect on the success and development of the Company.

Mr. Smith also serves as a director for other active companies, including Terra Firma Resources Inc. (a private British Columbia company which conducts uranium exploration activities in Canada) and Amicus Capital Corp. (a private British Columbia capital pool company).  This list may also expand in the future.

Mr. Smith currently devotes 60% of his time to First Source, 30% to Terra Firma Resources Inc. and 10% to Amicus Capital Corp.  As Mr. Smith focuses some of his time on other companies, this may have a material adverse effect on the success and development of the Company.

The Company does not have key man insurance in place in respect of any of its directors or officers.

The Company’s prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group.  To manage its growth, the Company may have to attract and retain additional highly qualified management, financial and technical personnel and continue to implement and improve operational, financial and management information systems.  Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors.

P. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be requires to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Appendix “H”

Dissent Rights

Part 8, Division 2 — Dissent Proceedings, Section 237 to 247

of the Business Corporations Act (British Columbia)

Definitions and application

237	(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240
(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241
If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244
(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246
The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

CERTIFICATE OF FIRST SOURCE

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of First Source Resources Inc. assuming completion of the Transaction.

DATED:  June 28, 2010

(signed) “Peter Smith”	(signed) “Douglas Smith”
Peter Smith	Douglas Smith
President, acting in the capacity of Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) “Michael Raven”	(signed) “Thomas Lamb”
Michael Raven	Thomas Lamb
Director	Director

CERTIFICATE OF CB GOLD

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of CB Gold Inc. assuming completion of the Transaction.

DATED:  June 28, 2010.

(signed) “Fabio Capponi”	(signed) “Susan Rubin”
Fabio Capponi	Susan Rubin
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) “Giles Baynham”	(signed) “Fabio Capponi”
Giles Baynham	Fabio Capponi
Director	Director

Document 2

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE AMALGAMATION INVOLVING FIRST SOURCE RESOURCES INC. AND CB GOLD INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE
COMMON SHARES OF

This Letter of Transmittal is for use by registered holders (the “Registered Shareholders”) of common shares (the “CB Gold Shares”) of CB Gold Inc. (“CB Gold”) in connection with the proposed business combination involving CB Gold and First Source Resources Inc. (“First Source”) by way of amalgamation (the “Amalgamation”), which is being submitted for approval at the special meeting of the shareholders of CB Gold (“CB Gold Shareholders”) to be held on July 30, 2010 (the “CB Gold Meeting”). Registered Shareholders are referred to the notice of special meeting of CB Gold Shareholders and management information circular dated June 28, 2010 (the “Circular”) prepared in connection with the CB Gold Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meaning set out in the Circular.

COMPUTERSHARE INVESTOR SERVICES INC.
(SEE LAST PAGE FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of CB Gold Shares that are not registered holders (the “Non-Registered Shareholders”). A Non-Registered Shareholder does not hold CB Gold Shares in its name - rather such CB Gold Shares are held through an intermediary or clearing agency, such as CDS & Co.  If you are a Non-Registered Shareholder, you should contact your intermediary for instructions and assistance in depositing your CB Gold Shares and receiving the consideration for such CB Gold Shares.

The Amalgamation is anticipated to be effective on or about August 6, 2010.  If the Amalgamation is completed at the Effective Time, CB Gold Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each CB Gold Share, one Amalco Share.

In order for Registered Shareholders to receive the consideration for their CB Gold Shares, Registered Shareholders are required to deposit the certificates representing the CB Gold Shares held by them with Computershare Investor Services Inc. (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for CB Gold Shares deposited pursuant to the Amalgamation.

No fractional Amalco Shares will be issued or transferred to CB Gold Shareholders.  The number of Amalco Shares to be issued or transferred will be rounded down to the nearest whole Amalco Share.

CB Gold Shareholders who do not deliver certificates representing their CB Gold Shares and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive the Amalco Shares or any other consideration in exchange for their CB Gold Shares.

TO:	COMPUTERSHARE INVESTOR SERVICES INC., as depositary, at the office set out herein
AND TO:	CB GOLD INC.
AND TO:	FIRST SOURCE RESOURCES INC.

Please read carefully the Circular and the instructions set out below before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery.  If CB Gold Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

In connection with the Amalgamation, the undersigned hereby deposits with the Depositary for transfer upon the Amalgamation becoming effective, the enclosed certificate(s) representing CB Gold Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of CB Gold Shares Represented by Certificate

TOTAL

(Please print or type. If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.)

The undersigned Registered Shareholder hereby instructs the Depositary, upon receipt of this duly completed Letter of Transmittal, the certificate(s) representing the CB Gold Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date of the Amalgamation, to send to the undersigned Registered Shareholder by first-class insured mail, postage prepaid, share certificates representing the Amalco Shares to be delivered as consideration for the Deposited Shares, or hold such certificates for pick-up in accordance with the instructions set out below.

The undersigned Registered Shareholder represents and warrants in favour of CB Gold and First Source as at the date hereof that: (i) the undersigned is the legal owner of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, restrictions, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, and all information inserted into this Letter of Transmittal by the undersigned is accurate; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) that, unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the CB Gold Meeting or, if the CB Gold Meeting is adjourned or postponed, on the business day preceding the date of the reconvened CB Gold Meeting, the undersigned will not transfer or permit to be transferred any of such Deposited Shares; and (vii) the payment of the appropriate number of Amalco Shares to the undersigned will completely discharge any and all obligations of CB Gold, First Source, Amalco and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The covenants, representations and warranties of the undersigned herein contained will survive the completion of the Amalgamation.

Except for any proxy deposited with respect to the vote on the Amalgamation in connection with the CB Gold Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees and all additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned hereby acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and the assigns of the undersigned.

The undersigned surrenders to Amalco, at the Effective Time, all right, title and interest in and to the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Amalgamation, and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Amalgamation and to effect the transfer of the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Amalgamation, on the books of CB Gold and Amalco.

It is understood that the undersigned will not receive the applicable consideration under the Amalgamation in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

If the Amalgamation is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned in accordance with the instructions set out in Box “B” or Box “C”, as applicable, or failing which, will be available for pick-up by the undersigned at the Toronto office of the Depositary.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Amalgamation as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’Amalgamation, telle qu’il est accepté au moyen de cette lettre d’envoi, de méme que tous les documents qui s’y rapportant, soient rédigés exclusivement en anglais.

3

PLEASE COMPLETE BOX A AND EITHER BOX B OR BOX C.  SEE INSTRUCTION 5 BELOW

BOX A

TO BE COMPLETED BY
ALL REGISTERED SHAREHOLDERS

REGISTER AMALCO SHARES IN
THE FOLLOWING NAME AND ADDRESS
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

(Taxpayer Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS ☐		BOX C PICK-UP INSTRUCTIONS ☐
ISSUE SHARE CERTIFICATE(S) in the name of the undersigned and SEND THE SHARE CERTIFICATE(S) TO THE ADDRESS OF THE UNDERSIGNED AS IT APPEARS IN BOX A OR to the following address (complete the following ONLY if you wish to have certificates sent to an address other than that shown in Box A):

(please print or type)

ISSUE SHARE CERTIFICATE(S) in the name of the undersigned as it appears in Box A and HOLD SHARE CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN TORONTO.

(See last page for Toronto address of Depositary)

OR
(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

4

BOX D TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS
Signature guaranteed by (if required under Instruction 3):	Date: , 20
Authorized Signature of Guarantor	Signature of Registered Shareholder or Authorized Representative - See Instruction 4
Name of Guarantor (please print or type)	Name of Registered Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Registered Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Registered Shareholder or Authorized Representative
Daytime facsimile number of Registered Shareholder or Authorized Representative

5

INSTRUCTIONS

1.	Use of Letter of Transmittal

	(a)	Registered Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)
This Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing CB Gold Shares and all other required documents must be sent or delivered to the Depositary at the address specified on the last page of this Letter of Transmittal as soon as possible.

(c)
The method used to deliver this Letter of Transmittal to the Depositary and any accompanying certificates representing CB Gold Shares is at the option and risk of the Registered Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received. CB Gold recommends that the necessary documentation be hand delivered to the Depositary at one of the addresses specified on the last page hereof, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.  CB Gold Shareholders whose CB Gold Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those CB Gold Shares.

(d)
CB Gold and Amalco reserve the right if they so elect in their absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed and all applicable Boxes completed by the Registered Shareholder or by such shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if share certificates are to be issued to a person other than the registered owner(s):

	(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

(c)
If any of the surrendered CB Gold Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of CB Gold Shares.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of the CB Gold Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the CB Gold Shares or if Amalco Shares are to be sent to a person other than the registered owner(s) of the CB Gold Shares, such signature must be guaranteed by an Eligible Institution (as

6

defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or other representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act.  CB Gold, Amalco or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

In all cases, Box “A” and either Box “B” or Box “C” must be completed. If Box “A” and either Box “B” or Box “C” is not completed, Amalco Shares (or the certificate(s) in respect of the CB Gold Shares if the Amalgamation is not completed) will be held for the depositing Registered Shareholder at the Toronto office of the Depositary where the certificates representing the CB Gold Shares were received.

6.	Lost or Destroyed Certificates

If a certificate(s) representing CB Gold Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements in order for you to receive your entitlement.

7.	Return of Certificates

If the Amalgamation does not proceed for any reason, any certificate(s) representing CB Gold Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “B” or Box “C”, as applicable, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of CB Gold.

8.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for CB Gold Shares, additional certificate numbers and numbers of CB Gold Shares may be included on a separate signed list affixed to this Letter of Transmittal.

	(b)	If CB Gold Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal must be signed for each different registration.

	(c)	No alternative, conditional or contingent deposits of CB Gold Shares will be accepted.

	(d)	Additional copies of this Letter of Transmittal and the Circular may be obtained from the Depositary at the office specified on the last page hereof.

(e)
All questions as to the validity, form, eligibility, timely receipt and acceptance of any CB Gold Shares deposited pursuant to the Amalgamation will be determined by CB Gold and Amalco in their sole judgment.  CB Gold and Amalco reserve the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction.  CB Gold and Amalco reserve the absolute right to instruct the Depositary to waive any defect of irregularity contained in any Letter of Transmittal received.  None of CB

7

Gold, Amalco, the Depositary or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice.  Amalco’s interpretation of the terms and conditions of the Amalgamation, Circular and this Letter of Transmittal shall be final and binding.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.	Assistance

The Depositary (see back page for address and telephone number) will be able to assist you with any questions you may have about completing this Letter of Transmittal.  CB Gold Shareholders whose CB Gold Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to vote and deposit their CB Gold Shares.

10.	Privacy Notice

The Depositary is committed to protecting personal information received from its clients.  In the course of providing services to its clients, the Depositary receives certain non-public personal information.  This information could include an individuals’ name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this information for lawful purposes relating to its services.  The Depositary has prepared a Privacy Code relating to information practices and privacy protection.  It is available at www.computershare.com, or by writing the Depositary at the address indicated on the back page hereof.  The Depositary will use the information provided on this Letter of Transmittal in order to process the undersigned Registered Shareholder’s request and will treat the Registered Shareholder’s signature(s) on this Letter of Transmittal as such Registered Shareholder’s consent to the above.

8

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
                Toronto, ON   M5C 3H2
Attention:  Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

9

Document 3

CB GOLD INC.

Security Class

Holder Account Number

Form of Proxy - Special Shareholders Meeting to be held on Friday, July 30, 2010
This Form of Proxy is solicited by and on behalf of management of CB Gold Inc.
Notes to proxy

1.
Every holder of common shares of CB Gold Inc. ("CB Gold") has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of CB Gold to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" the CB Gold Amalgamation Resolution and the CB Gold Stock Option Plan Resolution.

6.
The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying Notice of Special Meeting and Joint Management Information Circular dated June 28, 2010 (the "Circular").

Proxies submitted must be received by 11:00 am, Vancouver Time, on Wednesday, July 28, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone	•	Go to the following web site:
	telephone.		www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

18JN10062.E.SEDAR/000001/000001/i

+	+

Appointment of Proxyholder
I/We, being holder(s) of CB Gold Inc. ("CB Gold") hereby appoint: Giles Baynham, Chairman, Director and Vice President, Corporate Development of CB Gold, or failing him, Fabio Capponi, Director, President and Chief Executive Officer of CB Gold,
Print the name of the person you are appointing if this person is someone other than the aforementioned nominees.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the special meeting of shareholders of CB Gold to be held at the Pacific Room - The Metropolitan Hotel, 645 Howe Street, Vancouver, BC, V6C 2Y9, on Friday, July 30, 2010 at 11:00 am Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. CB Gold Amalgamation Resolution
To consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing, approving and adopting the amalgamation agreement dated April 20, 2010, as amended and restated June 28, 2010, between CB Gold and First Source Resources Inc. ("First Source") pursuant to which CB Gold and First Source will amalgamate and continue as one company ("Amalco"), the full text of which is set forth in Appendix "B" to the accompanying Circular.
	☐	☐	_____ Fold

	For	Against
2. CB Gold Stock Option Plan Resolution
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, approving the Amalco stock option plan and option grants, the full text of which is set forth in Appendix "B" to this Circular.
	☐	☐

_____
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)	Date
DD / MM / YY ____________________________________________________________________________

0 9 8 6 9 6 A R 0 Z G L Q	+

Document 4

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE AMALGAMATION INVOLVING FIRST SOURCE RESOURCES INC. AND CB GOLD INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE
COMMON SHARES OF

FIRST SOURCE RESOURCES INC.

This Letter of Transmittal is for use by registered holders (the “Registered Shareholders”) of common shares (the “FS Shares”) of First Source Resources Inc. (“First Source”) in connection with the proposed business combination involving CB Gold Inc. (“CB Gold”) and First Source by way of amalgamation (the “Amalgamation”), which is being submitted for approval at the special meeting of the shareholders of First Source (“FS Shareholders”) to be held on July 30, 2010 (the “FS Meeting”). Registered Shareholders are referred to the notice of special meeting of FS Shareholders and management information circular dated June 28, 2010 (the “Circular”) prepared in connection with the FS Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meaning set out in the Circular.

COMPUTERSHARE INVESTOR SERVICES INC.
(SEE LAST PAGE FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of FS Shares that are not registered holders (the “Non-Registered Shareholders”). A Non-Registered Shareholder does not hold FS Shares in its name - rather such FS Shares are held through an intermediary or clearing agency, such as CDS & Co.  If you are a Non-Registered Shareholder, you should contact your intermediary for instructions and assistance in depositing your FS Shares and receiving the consideration for such FS Shares.

The Amalgamation is anticipated to be effective on or about August 6, 2010.  If the Amalgamation is completed at the Effective Time, FS Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each FS Share, 0.254512 of one Amalco Share.

In order for Registered Shareholders to receive the consideration for their FS Shares, Registered Shareholders are required to deposit the certificates representing the FS Shares held by them with Computershare Investor Services Inc. (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for FS Shares deposited pursuant to the Amalgamation.

No fractional Amalco Shares will be issued or transferred to FS Shareholders.  The number of Amalco Shares to be issued or transferred will be rounded down to the nearest whole Amalco Share.

FS Shareholders who do not deliver certificates representing their FS Shares and all other required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive the Amalco Shares or any other consideration in exchange for their FS Shares.

TO:	COMPUTERSHARE INVESTOR SERVICES INC., as depositary, at the office set out herein
AND TO:	CB GOLD INC.
AND TO:	FIRST SOURCE RESOURCES INC.

Please read carefully the Circular and the instructions set out below before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery.  If FS Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

In connection with the Amalgamation, the undersigned hereby deposits with the Depositary for transfer upon the Amalgamation becoming effective, the enclosed certificate(s) representing FS Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of FS Shares Represented by Certificate

TOTAL

(Please print or type. If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.)

The undersigned Registered Shareholder hereby instructs the Depositary, upon receipt of this duly completed Letter of Transmittal, the certificate(s) representing the FS Shares deposited herewith (the “Deposited Shares”) and any other required documentation, and following the Effective Date of the Amalgamation, to send to the undersigned Registered Shareholder by first-class insured mail, postage prepaid, share certificates representing the Amalco Shares to be delivered as consideration for the Deposited Shares, or hold such certificates for pick-up in accordance with the instructions set out below.

The undersigned Registered Shareholder represents and warrants in favour of CB Gold and First Source as at the date hereof that: (i) the undersigned is the legal owner of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, restrictions, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, and all information inserted into this Letter of Transmittal by the undersigned is accurate; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) that, unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the FS Meeting or, if the FS Meeting is adjourned or postponed, on the business day preceding the date of the reconvened FS Meeting, the undersigned will not transfer or permit to be transferred any of such Deposited Shares; and (vii) the payment of the appropriate number of Amalco Shares to the undersigned will completely discharge any and all obligations of CB Gold, First Source, Amalco and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The covenants, representations and warranties of the undersigned herein contained will survive the completion of the Amalgamation.

Except for any proxy deposited with respect to the vote on the Amalgamation in connection with the FS Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees and all additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned hereby acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and the assigns of the undersigned.

The undersigned surrenders to Amalco, at the Effective Time, all right, title and interest in and to the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Amalgamation, and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Amalgamation and to effect the transfer of the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Amalgamation, on the books of First Source and Amalco.

It is understood that the undersigned will not receive the applicable consideration under the Amalgamation in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

If the Amalgamation is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned in accordance with the instructions set out in Box “B” or Box “C”, as applicable, or failing which, will be available for pick-up by the undersigned at the Toronto office of the Depositary.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Amalgamation as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’Amalgamation, telle qu’il est accepté au moyen de cette lettre d’envoi, de méme que tous les documents qui s’y rapportant, soient rédigés exclusivement en anglais.

3

PLEASE COMPLETE BOX A AND EITHER BOX B OR BOX C.  SEE INSTRUCTION 5 BELOW

BOX A

TO BE COMPLETED BY
ALL REGISTERED SHAREHOLDERS

REGISTER AMALCO SHARES IN
THE FOLLOWING NAME AND ADDRESS
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

(Taxpayer Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS ☐		BOX C PICK-UP INSTRUCTIONS ☐
ISSUE SHARE CERTIFICATE(S) in the name of the undersigned and SEND THE SHARE CERTIFICATE(S) TO THE ADDRESS OF THE UNDERSIGNED AS IT APPEARS IN BOX A OR to the following address (complete the following ONLY if you wish to have certificates sent to an address other than that shown in Box A):

(please print or type)

ISSUE SHARE CERTIFICATE(S) in the name of the undersigned as it appears in Box A and HOLD SHARE CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN TORONTO.

(See last page for Toronto address of Depositary)

OR
(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

4

BOX D TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS
Signature guaranteed by (if required under Instruction 3):	Date: , 20
Authorized Signature of Guarantor	Signature of Registered Shareholder or Authorized Representative - See Instruction 4
Name of Guarantor (please print or type)	Name of Registered Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Registered Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Registered Shareholder or Authorized Representative
Daytime facsimile number of Registered Shareholder or Authorized Representative

5

INSTRUCTIONS
1.	Use of Letter of Transmittal

	(a)	Registered Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)
This Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing FS Shares and all other required documents must be sent or delivered to the Depositary at the address specified on the last page of this Letter of Transmittal as soon as possible.

(c)
The method used to deliver this Letter of Transmittal to the Depositary and any accompanying certificates representing FS Shares is at the option and risk of the Registered Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received. First Source recommends that the necessary documentation be hand delivered to the Depositary at one of the addresses specified on the last page hereof, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.  FS Shareholders whose FS Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those FS Shares.

(d)
First Source and Amalco reserve the right if they so elect in their absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed and all applicable Boxes completed by the Registered Shareholder or by such shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if share certificates are to be issued to a person other than the registered owner(s):

		(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

(c)
If any of the surrendered FS Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of FS Shares.

(a)
3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of the FS Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the FS Shares or if Amalco Shares are to be sent to a person other than the registered owner(s) of the FS Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in

6

some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or other representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act.  First Source, Amalco or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

In all cases, Box “A” and either Box “B” or Box “C” must be completed. If Box “A” and either Box “B” or Box “C” is not completed, Amalco Shares (or the certificate(s) in respect of the FS Shares if the Amalgamation is not completed) will be held for the depositing Registered Shareholder at the Toronto office of the Depositary where the certificates representing the FS Shares were received.

6.	Lost or Destroyed Certificates

If a certificate(s) representing FS Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements in order for you to receive your entitlement.

7.	Return of Certificates

If the Amalgamation does not proceed for any reason, any certificate(s) representing FS Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “B” or Box “C”, as applicable, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of First Source.

8.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for FS Shares, additional certificate numbers and numbers of FS Shares may be included on a separate signed list affixed to this Letter of Transmittal.

	(b)	If FS Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal must be signed for each different registration.

	(c)	No alternative, conditional or contingent deposits of FS Shares will be accepted.

	(d)	Additional copies of this Letter of Transmittal and the Circular may be obtained from the Depositary at the office specified on the last page hereof.

(e)
All questions as to the validity, form, eligibility, timely receipt and acceptance of any FS Shares deposited pursuant to the Amalgamation will be determined by First Source and Amalco in their sole judgment.  First Source and Amalco reserve the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction.  First Source and Amalco reserve the absolute right to instruct the Depositary to waive any defect of irregularity contained in any Letter of Transmittal received.  None of First Source, Amalco, the Depositary or any other person shall be required to give notice of any

7

defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice.  Amalco’s interpretation of the terms and conditions of the Amalgamation, Circular and this Letter of Transmittal shall be final and binding.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.	Assistance

The Depositary (see back page for address and telephone number) will be able to assist you with any questions you may have about completing this Letter of Transmittal.  FS Shareholders whose FS Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to vote and deposit their FS Shares.

10.	Privacy Notice

The Depositary is committed to protecting personal information received from its clients.  In the course of providing services to its clients, the Depositary receives certain non-public personal information.  This information could include an individuals’ name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this information for lawful purposes relating to its services.  The Depositary has prepared a Privacy Code relating to information practices and privacy protection.  It is available at www.computershare.com, or by writing the Depositary at the address indicated on the back page hereof.  The Depositary will use the information provided on this Letter of Transmittal in order to process the undersigned Registered Shareholder’s request and will treat the Registered Shareholder’s signature(s) on this Letter of Transmittal as such Registered Shareholder’s consent to the above.

8

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
                Toronto, ON   M5C 3H2
Attention:  Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

9

Document 5

FIRST SOURCE RESOURCES INC.

Security Class Holder Account Number

Form of Proxy - Special Shareholders Meeting to be held on July 30, 2010

This Form of Proxy is solicited by and on behalf of management of First Source Resources Inc.

Notes to proxy

1.
Every holder of common shares of First Source Resources Inc. ("First Source") has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of First Source to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management of First Source.

6.
The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying Notice of Special Meeting and Joint Management Information Circular dated June 28, 2010 (the "Circular").

Proxies submitted must be received by 11:00 am, Pacific Time, on July 28, 2010.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
•	Call the number listed BELOW from a touch tone	•	Go to the following web site:
	telephone.		www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+

Appointment of Proxyholder
I/We, being holder(s) of First Source Resources Inc. ("First Source") hereby appoint:  Peter Smith, President of First Source, or failing him, Michael Raven, Secretary of First Source, or failing him, Douglas Smith, CFO of First Source,
Print the name of the person you are appointing if this person is someone other than the aforementioned nominees.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the special meeting of shareholders of First Source Resources Inc. to be held at #600-1090 West Georgia Street, Vancouver, BC, on July 30, 2010 at 11:00 am Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. First Source Amalgamation Resolution
To consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing, approving and adopting the amalgamation agreement dated April 20, 2010, as amended and restated as of June 28, 2010, between First Source and CB Gold Inc. (“CB Gold”) pursuant to which First Source and CB Gold will amalgamate and continue as one company (“Amalco”), the full text of which is set forth in Appendix “A” to the accompanying Circular.
	☐	☐

	For	Against
2. First Source Extraordinary Sale Resolution			_____ Fold
To consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing, approving and adopting the sale of First Source’s interest in the Lac des Pics Property, which constitutes a disposition of all of First Source’s undertaking under the Business Corporations Act (British Columbia), pursuant to the agreement between First Source and ASPM Inc. dated April 20, 2010, as amended on June 7, 2010, the full text of which is set forth in Appendix “A” to the accompanying Circular.
	☐	☐

	For	Against
3. First Source Stock Option Plan Resolution
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, approving the stock option plan for Amalco, the full text of which is set forth in Appendix “A” to the accompanying Circular.
	☐	☐

_____
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management of First Source.
Signature(s)	Date
DD / MM / YY ____________________________________________________________________________

■ 0 9 8 7 4 5 A R 0 F S S Q	+

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	The following documents are incorporated by reference into the Joint Management Information Circular:

(a)	the audited balance sheet of First Source Resources Inc. as at July 31, 2009, and the audited statements of cash flows, operations and deficit for the years ended July 31, 2009, 2008 and 2007;

(b)
the unaudited balance sheet of First Source Resources Inc. as at January 31, 2010, and the unaudited statements of cash flows, operations and deficit for the three and six months ended January 31, 2010; and

(c)	the management information circular of First Source Resources Inc. dated as of December 31, 2009.

(3)	Not Applicable.

Part II(2)(a)

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Financial Statements July 31, 2009 and 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)

We have audited the balance sheets of First Source Resources Inc. (An Exploration Stage Company) as at July 31, 2009 and 2008 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
October 5, 2009

1

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Balance Sheets
July 31

	2009	2008
		(note 13)
Assets

Current
Cash and cash equivalents	$94,135	$357,361
Accounts receivable	28,492	12,243
Due from related party (note 11)	-	4,122
Share subscriptions receivable (note 8(b)(iv))	10,000	-
Tax credits receivable	190,996	78,916
Prepaid expenses	484	5,772

	324,107	458,414
Equipment (note 6)	2,205	747
Mineral Property Interests (note 7)	587,630	227,659

	$913,942	$686,820

Liabilities

Current
Accounts payable and accrued liabilities	$106,036	$26,093
Due to related parties (notes 11 and 12)	95,804	10,379

	201,840	36,472

Shareholders’ Equity

Capital Stock (note 8)	1,071,216	809,716
Contributed Surplus (note 8(b))	76,108	58,927
Deficit	(435,222)	(218,295)

	712,102	650,348

	$913,942	$686,820

Going Concern (note 2)
Contingent Liabilities (note 12)

Approved by the Board:

“Peter Smith”
…………………………………………………………… Director
Peter Smith

“Douglas Smith”
…………………………………………………………… Director
Douglas Smith

See notes to financial statements.

2

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Statements of Operations and Deficit
Years Ended July 31

	2009	2008

Expenses
Professional fees	$84,450	$44,423
Salaries and benefits	70,495	38,816
General and administrative	33,719	35,304
Stock-based compensation (note 9)	17,181	32,077
Filing fees and shareholder services	12,726	24,683
Amortization	781	408

Operating Loss Before Other Item	219,352	175,711
Other Item
Interest income	(2,425)	(8,447)

Net Loss and Comprehensive Loss for Year	216,927	167,264
Deficit, Beginning of Year	218,295	51,031

Deficit, End of Year	$435,222	$218,295

Basic and Diluted Loss Per Common Share	$0.03	$0.04

Weighted Average Number of Common Shares Outstanding	8,242,571	4,634,979

See notes to financial statements.

3

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended July 31

	2009	2008
		(note 13)
Operating Activities
Net loss	$(216,927)	$(167,264)
Items not involving cash
Stock-based compensation	17,181	32,077
Amortization	781	408

	(198,965)	(134,779)

Changes in non-cash working capital
Accounts receivable	(16,249)	(9,491)
Due from related party	4,122	(2,128)
Prepaid expenses and deposits	5,288	14,553
Accounts payable and accrued liabilities	30,425	8,055
Due to related parties	50,425	4,167

	74,011	15,156

Cash Used in Operating Activities	(124,954)	(119,623)

Investing Activities
Purchase of equipment	(2,239)	-
Purchase of mineral property interests	(30,641)	(25,000)
Expenditures on mineral property interests	(370,469)	(186,551)
Tax credits received	86,077	-

Cash Used in Investing Activities	(317,272)	(211,551)

Financing Activities
Shares issued for cash	179,000	357,901
Collection of subscriptions receivable	-	34,000

Cash Provided by Financing Activities	179,000	391,901

Inflow (Outflow) of Cash and Cash Equivalents	(263,226)	60,727
Cash and Cash Equivalents, Beginning of Year	357,361	296,634

Cash and Cash Equivalents, End of Year	$94,135	$357,361

Cash and Cash Equivalents Consists of:
Cash on hand	$94,135	$107,361
Term deposit	-	250,000

	$94,135	$357,361

Supplemental Cash Flow Information
Shares issued for purchase of mineral property interests	$72,500	$-
Stock-based compensation capitalized in mineral property interests	$-	2,863
Mining tax credit recovery accrued in tax credits receivable	$198,157	$78,916
Mineral property interest expenditures included in accounts payable	$49,518	$-
Mineral property interest expenditures included in due to related parties	$35,000	$-
Share subscriptions receivable for share issuance	$10,000	$-
Interest paid	$-	$-
Income taxes paid	$-	$-

See notes to financial statements.

4

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

1.	NATURE OF OPERATIONS

First Source Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on October 20, 2005. The Company is in the business of acquiring, exploring and evaluating mineral properties. The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

2.	GOING CONCERN

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the Company being able to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company reported net losses of $216,927 for the year ended July 31, 2009 and $167,264 for the year ended July 31, 2008, and has an accumulated deficit of $435,222 as at July 31, 2009 (2008  - $218,295).  The Company’s ability to continue as a going concern is dependent on the Company being able to raise equity financing and the attainment of profitable operations.  The Company had working capital of $122,267 at July 31, 2009 (2008 - $421,942).

The business of mineral exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral property interests. The recoverability of amounts shown for mineral property interests is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties and future profitable production or proceeds from disposition of the mineral properties. The carrying value of the Company’s mineral property interests does not reflect current or future values.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have, in management’s opinion, been prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting policies (“GAAP”).  The following is a summary of the significant accounting policies used in the preparation of these financial statements.

5

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and deposits, which are readily convertible into known amounts of cash and purchased with original maturities of one year or less.

	(b)	Tax credits receivable

The Company accrues provincial resource tax credits and mining duties credits based on management’s best estimate of the tax credits according to its interpretation of current tax legislation.  Such claims are subject to review by taxation authorities and, therefore, the amount ultimately received could be materially different than the amount recorded.  Tax credits are recorded using the cost reduction method and are included as a reduction of mineral property interests.

	(c)	Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are capitalized until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All capitalized mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the capitalized costs, provision is made for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

	(d)	Impairment of long-lived assets

Long-lived assets of the Company are reviewed annually or when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

6

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Significant areas requiring the use of management estimates include the determination of tax credits receivable, rates of amortization for equipment, environmental obligations, asset retirement obligations (“ARO”), the impairment in value of mineral property interests, accrued liabilities, contingent liabilities, valuation allowance for future tax assets and the variables used in the calculation of stock-based compensation.  While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(f)	Asset retirement obligation

The Company recognizes estimates of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Amounts are recorded once they become known or can be readily estimated.  At present, the Company has determined that it has no material AROs.

	(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

7

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(h)	Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

	(i)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company does not incorporate an estimated forfeiture rate for options that will not vest but rather accounts for actual forfeitures as they occur.

	(j)	Equipment

Amortization of computer equipment is recorded on a straight-line basis over three years.

Additions during the year are amortized at the annual rates.

	(k)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Interest income is accrued on a time-apportioned basis by reference to the carrying value using the effective interest method.

8

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(l)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss).  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

	(m)	Accounting changes

Effective August 1, 2008, the Company adopted, prospectively, the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under the following Handbook guidelines.

(i) Going Concern

The CICA amended Section 1400, “General Standards of Financial Statement Presentation”, which requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The adoption did not have an impact on the financial statements for any of the periods presented.

(ii) Capital Disclosures

The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. This information is disclosed in note 5.  The adoption of this section has made no impact on the Company’s financial statements.

9

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Accounting changes (Continued)

(iii) Financial Instruments

Sections 3862 and 3863 replaced Section 3861, “Financial Instruments – Disclosure and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosure on the risks of certain financial instruments has been included in note 4.

	(n)	Future accounting change

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after August 1, 2011.  The effective date of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; accounts receivable, due from related party and share subscriptions receivable as loans and receivables, accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, due from related party, share subscriptions receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the expected maturity of these financial instruments.

10

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a) Credit risk

The Company manages credit risk in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  Current year’s accounts receivable consists of no financial instruments so the Company is not exposed to significant credit risk.

Concentration of credit risk exists with respect to the Company’s cash as the majority of amounts are held at a single major Canadian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008

Cash	$94,135	$107,361
Term deposit	-	250,000

	$94,135	$357,361

The credit risk associated with cash and cash equivalents is minimized by ensuring that these financial assets are placed with a major Canadian financial institution with strong investment-grade ratings by a primary rating agency.

Included in due from related party is $nil (2008 - $4,122).  Credit risk has been assessed as low by management as the Company has strong working relationships with the related party involved.  Included in share subscriptions receivable is $10,000 (2008 - $nil) due from a subscriber for a private placement (received subsequent to July 31, 2009).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company manages it liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and short-term investments to meet the Company’s business requirements.  However, at July 31, 2009 the cash balance of $94,135 is insufficient to meet the Company’s general administrative, property and exploration requirements for the coming year.  Therefore, the Company will likely be required to raise additional capital or sell one or more mineral properties in order to fund its operations in 2010.

	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$73,036	$33,000	$-	$106,036
Due to related parties	-	-	95,804	95,804

	$73,036	$33,000	$95,804	$201,840

11

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company’s cash and term-deposits consists of cash held in bank accounts and GIC (2008) that earn interest at a rate equal to the stated bank prime lending rate less 2.3% and maturity date of February 26, 2009.  These were redeemed during the year and, therefore, the Company is not subject to interest rate risk.

(ii) Foreign currency risk

The Company is not exposed to foreign currency risk

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk.  The Company is not exposed to significant other price risk.

5.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities.  The Company defines its capital as shareholders’ equity.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenue.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and need to raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company is not subject to externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the year.

6.	EQUIPMENT

Equipment consists of the following:

	2009	2008

Computer equipment	$3,462	$1,223
Less: Accumulated amortization	1,257	476

	$2,205	$747

12

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

7.	MINERAL PROPERTY INTERESTS

Lac des Pics Claims	2009	2008
		(note 13)
Acquisition costs
Balance, beginning of year	$57,775	$32,775
Additions during the year	103,141	25,000

Balance, end of year	160,916	57,775

Deferred exploration expenditures
Balance, beginning of year	169,884	79,163

Additions during the year
Drilling	109,480	-
Consulting and project management	100,460	57,701
Ground geophysical survey	92,050	-
Line cutting, chaining and trenching	77,818	13,068
Aerial survey	32,200	37,800
Soil sampling and analysis	19,208	-
Transportation	14,884	9,357
Other	8,887	23,329
Equipment rental	-	18,871
Wages of prospectors and wood cutters	-	9,511
Quebec refundable tax credits	(198,157)	(78,916)

	256,830	90,721

Balance, end of year	426,714	169,884

Total, end of year	$587,630	$227,659

On March 8, 2007, the Company entered into a formal option agreement to acquire a 100% interest in 26 registered mineral claims option in the Gaspe region of Quebec (collectively, the “Lac des Pics Claims”) for a price of $75,000 cash plus 750,000 common shares of the Company and a 2% net smelter royalty (of which 1.5% can be purchased for $2,000,000 within 120 days of the completion of a bankable feasibility study). The cash and share consideration is payable as follows:

(a)	$25,000 (paid) and 150,000 common shares (issued) upon signing the formal agreement;
(b)	$25,000 (paid) and 250,000 common shares (issued) one year after signing the formal agreement; and
(c)	$25,000 (paid) and 350,000 common shares (issued) two years after signing the formal agreement.

13

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

7.	MINERAL PROPERTY INTERESTS (Continued)

Under the agreement, the Company is also obligated to conduct exploration work with expenditures of at least $750,000 on the properties as follows:

(a) $150,000 (incurred) in the first year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist;
(b) $250,000 (incurred) in the second year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist; and
(c) $350,000 in the third year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist.

The optionor retains a right to regain the Lac des Pics Claims if the Company fails to carry out the exploration obligations.

As a finder’s fee to the consultant that facilitated the acquisition of the mineral property interests, the Company has issued 150,000 common shares valued at $7,500.

During the year ended July 31, 2009, the seller of the original 26 claims staked an additional 58 claims surrounding the original 26 claims, on behalf of the Company. The parties have agreed the new claims are covered by the original agreement and therefore the 2% net smelter royalty applies to the new claims and expenditures on the new claims are included as expenditures toward the exploration obligation under the original option agreement.

As at July 31, 2009, the Company has paid $75,000, and has issued 150,000 common shares valued at $0.05 per share, 250,000 common shares valued at $0.15 per share and 350,000 common shares valued at $0.10 per share consideration under the agreement.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.  There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge titles to all of its properties are in good standing.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral property interests, the potential for production on the property may be diminished or negated.

14

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

7.	MINERAL PROPERTY INTERESTS (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.	CAPITAL STOCK

	(a)	Authorized
Unlimited number of common shares without par value

	(b)	Issued

	Number of Shares	Amount	Contributed Surplus

Balance, July 31, 2007	6,040,955	$462,629	$13,173
Issued for cash
Initial public offering, net of costs of the offering	1,700,000	347,087	10,814
Stock-based compensation	-	-	34,940

Balance, July 31, 2008	7,740,955	809,716	58,927
Issued for cash
Private placement	1,890,000	189,000	-
Issued for mineral property interests (note 7)	600,000	72,500	-
Stock-based compensation	-	-	17,181

Balance, July 31, 2009	10,230,955	$1,071,216	$76,108

(i)
On February 28, 2008, the Company issued 1,700,000 common shares pursuant to the closing of the Company’s initial public offering at $0.30 per share for gross proceeds of $510,000.  Agent’s fees and commissions, legal fees, accounting fees and printing costs incurred in connection with the offering totaling $152,099 have been deducted from the proceeds.  The Company also issued the Agent warrants entitling the Agent to acquire up to 119,000 common shares, exercisable at $0.30 per share until February 28, 2009 valued at $10,814 using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.97%
Expected dividend yield	-
Expected stock price volatility	75%
Expected life (years)	1

15

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

8.	CAPITAL STOCK (Continued)

	(b)	Issued (Continued)

(ii) In October 2008, the Company issued 250,000 common shares valued at $0.15 per share as partial consideration for the acquisition of mineral property interests.

(iii) In April 2009, the Company issued 350,000 common shares valued at $0.10 per share as partial consideration for the acquisition of mineral property interests.

(iv)
In July 2009, the Company issued 1,890,000 common shares for $0.10 per share for gross proceeds of $189,000 pursuant to a non-brokered private placement. Of the proceeds, $10,000 was receivable at July 31, 2009 and received subsequently.

	(c)	Stock options

The following summarizes stock option transactions since July 31, 2007:

	2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	570,048	$0.15	570,048	$0.15
Granted	-	-	-	-

Outstanding, end of year	570,048	$0.15	570,048	$0.15

A summary of the Company’s options as at July 31, 2009 and 2008 is as follows:

	Weighted Average Exercise	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
Expiry Date	Price	2009 and 2008	2009	2009	2008

June 1, 2012	$0.15	570,048	2.84	570,048	420,048

(d)	Share purchase warrants

	2009	2008

Outstanding, beginning of year	119,000	-
Issued
Exercisable at $0.30 to February 28, 2009	-	119,000
Expired	(119,000)	-

Outstanding, end of year	-	119,000

16

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

8.	CAPITAL STOCK (Continued)

(e) Escrow shares

There are 2,212,570 common shares held in escrow, being 60% of an original 3,687,617 held in escrow with 15% of the original 3,687,617 to be released on August 31 and February 28 of each year until all escrow shares have been released (553,143 common shares subsequently released on August 31, 2009).

9.	STOCK-BASED COMPENSATION

The Company’s rolling stock option plan (the “Plan”) allows the Company to award stock options not exceeding 10% of the number of issued and outstanding shares of the Company at the time of granting the options to its directors, officers, employees and consultants.  The Plan is administered by the Company’s Board of Directors, which has discretion as to the awards and terms of the options to be issued. Upon exercise of options, shares are issued from treasury.

There were 60,000 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to two directors of the Company as consideration for past services rendered, expiring June 1, 2012.  These options vested immediately.

There were 150,048 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to four directors of the Company and one consultant, expiring June 1, 2012. These options vested in equal monthly proportions over 12 months from the grant date.

There were 360,000 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to the directors of the Company, expiring June 1, 2012. These options vest in equal monthly proportions over 24 months from the grant date.

As of July 31, 2009, 570,048 (2008 - 420,048) stock options had vested and are exercisable.  The fair value of stock options vested during the year ended July 31, 2009 was $17,181 (2008 -$34,940) of which $17,181 (2008 - $32,077) was classified as management and directors’ fees, and $nil (2008 - $2,863) was capitalized to mineral property interests.

There were no options granted during 2009 and 2008.

17

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

10.	INCOME TAXES

The Company is subject to Canadian income taxes.  The Company had no income tax expense during the reported years due to net operating losses. A reconciliation of income tax expense to the amount computed at the statutory rates is as follows:

	2009	2008

Net loss for the year	$(216,927)	$(167,264)

Income tax benefit computed at Canadian statutory rate	$(65,982)	$(54,026)
Amounts not deductible for tax purposes
Non-deductible stock-based compensation	5,226	10,360
Other	(1,546)	1,133
Effect of unrecognized non-refundable mining investment tax credits	(31,067)	(11,764)
Effect of change in tax rate	16,337	(33,660)
Effect of unrecognized future income tax assets	77,032	87,957

Income tax expense	$-	$-

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2009	2008
		(note 13)
	26%	28%
Future income tax assets
Non-capital loss carry-forwards	$106,701	$50,979
Non-refundable mining investment tax credits	45,926	16,002
Share issuance costs	28,301	38,997
Mineral property interests	1,125	(802)
Equipment	847	693

	182,900	105,869
Valuation allowance	(182,900)	(105,869)

Future income tax assets, net	$-	$-

The Company has available non-capital losses of $410,350 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2025	$50
2026	35,400
2027	28,800
2028	117,800
2029	228,300

$410,350

18

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

11.	RELATED PARTY TRANSACTIONS

(a)
The Company shares office space and administrative services with a company of which the Company’s President is a director.   Included in due from related party is $nil (2008 - $4,122) due to the Company and included in due to related parties is $880 (2008 - $nil) for reimbursement of administrative costs.  The amounts due to and from the related company have no specific terms of repayment, are unsecured and non-interest bearing.

(b)
Due to related parties includes $35,000 (2008 - $3,696) owed to the Company’s President for salary for the months of January through July 2009.  Included in due to related parties is $284 (2008 - $284) due to the Company’s President for reimbursement of expenses.  The amount due to the Company’s President has no specific terms of repayment, is unsecured and non-interest bearing.

(c)
Until March 2009, the Company engaged the services of a company owned by a director for project management and geological consulting services with respect to the Lac des Pics Claims.  The Company incurred with the related company $143,892 in the year ended July 31, 2009 (2008 - $159,308) for management and consulting services and reimbursement for costs incurred on behalf of the Company (note 12). The same director is a 1/8 owner of one of the sub-contractors used for $32,100 in trenching in 2009.  Included in due to related parties is $35,000 (2008 - $nil) accrued contingent liabilities (note 12).

(d)
The Company has engaged a director for accounting services. The Company has incurred $17,480 in the year ended July 31, 2009 (2008 - $8,529) in respect of these services. Due to related parties includes $10,500 (2008 - $5,329) payable to the director in respect of these services.  The amount due to the director has no specific terms of repayment, is unsecured and non-interest bearing.

(e)
The Company has engaged a director for legal and corporate secretary services. The Company has incurred $24,787 in the year ended July 31, 2009 (2008 - $11,770) in respect of these services. Due to related parties includes $14,140 (2008 - $1,070) payable to the director in respect of these services.  The amount due to the director has no specific terms of repayment, is unsecured and non-interest bearing.

The transactions with related parties were in the normal course of business.  They were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	CONTINGENT LIABILITIES

The Company is involved in a dispute over an invoice for exploration work performed during the 2008 calendar year by a company engaged for project management and geological consulting services on the Lac des Pics project (note 11(c)). The invoice in question is in excess of the amount agreed to and approved by the Company. The Company contends that the invoice amount is approximately $131,000 in excess of the agreed amount and, therefore, the Company is not liable for the excess. The Company has offered to settle the dispute for a payment of $25,000 plus 100,000 shares of the Company valued at $10,000, but the offer was declined and has since been withdrawn by the Company. The Company has accrued $35,000 in liabilities in respect of this matter.  The balance represents management’s estimate of the settlement amount at this time; however, as the actual amount may differ, the difference will be recorded during the period in which settlement occurs and, accordingly, may affect the Company’s future results of operating and cash flows.

19

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended July 31, 2009 and 2008

13.	COMPARATIVE FIGURES

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current year.

20

Part II(2)(b)

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)

Financial Statements
January 31, 2010

Index	Page

Financial Statements

Balance Sheets	1

Statements of Operations and Deficit	2

Statements of Cash Flows	3

Notes to Financial Statements	4 – 18

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Balance Sheets

	January 31, 2010	July 31, 2009

Assets

Current
Cash and cash equivalents	$8,571	$94,135
Accounts receivable	9,620	28,492
Due from related party (note 11)	21	-
Share subscriptions receivable (note 8(b)(iv))	-	10,000
Tax credits receivable	181,412	190,996
Prepaid expenses	325	484

	199,949	324,107
Equipment (note 6)	1,628	2,205
Mineral Property Interests (note 7)	600,011	587,630

	$801,588	$913,942

Liabilities

Current
Accounts payable and accrued liabilities	$27,316	$106,036
Due to related parties (notes 11 and 12)	138,299	95,804

	165,615	201,840

Shareholders’ Equity

Capital Stock (note 8)	1,071,216	1,071,216
Contributed Surplus (note 8(b))	76,108	76,108
Deficit	(511,351)	(435,222)

	635,973	712,102

	$801,588	$913,942

Going Concern (note 2)
Contingent Liabilities (note 12)

Approved by the Board:

“Peter Smith”
…………………………………………………………… Director
Peter Smith

“Douglas Smith”
…………………………………………………………… Director
Douglas Smith

See notes to financial statements.

1

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Statements of Operations and Deficit
Three and Six Month Periods Ended January 31

	Three months ended January 31, 2010	Three months ended January 31, 2009	Six months ended January 31, 2010	Six months ended January 31, 2009

Expenses
Professional fees	$14,905	$13,713	$25,985	$34,035
Salaries and benefits	16,838	14,343	34,560	33,234
General and administrative	4,395	7,465	8,661	13,549
Stock-based compensation (note 9)	-	5,155	-	10,309
Filing fees and shareholder services	4,076	2,616	6,346	4,055
Amortization	288	102	577	204

Operating Loss Before Other Item	40,502	43,394	76,129	95,386
Other Item
Interest income	-	(1,026)	-	(2,164)

Net Loss and Comprehensive Loss for the Period	40,502	42,368	76,129	93,222
Deficit, Beginning of Period	470,849	269,149	435,222	218,295

Deficit, End of Period	$511,351	$311,517	$511,351	$311,517

Basic and Diluted Loss Per Common Share	$0.01	$0.01	$0.01	$0.02

Weighted Average Number of Common Shares Outstanding	8,571,426	5,225,242	8,478,233	5,077,702

See notes to financial statements.

2

FIRST SOURCE RESOURCES INC.
(An Exploration Stage Company)
Statements of Cash Flows
Three and Six Month Periods Ended January 31

	Three months ended January 31, 2010	Three months ended January 31, 2009	Six months ended January 31, 2010	Six months ended January 31, 2009

Operating Activities
Net (loss)	$(40,502)	$(42,368)	$(76,129)	$(93,222)
Items not involving cash
Stock-based compensation	-	5,155	-	10,309
Amortization	288	102	577	204

	(40,214)	(37,111)	(75,552)	(82,709)

Changes in non-cash working capital
Accounts receivable	20,915	11,956	18,872	13,538
Due from related party	700	-	(21)	-
Prepaid expenses and deposits	159	-	159	1,488
Accounts payable and accrued liabilities	(5,412)	32,131	(78,720)	37,331
Due to related parties	18,159	-	42,495	-

	34,521	44,087	(17,215)	52,357

Cash From (Used in) Operating Activities	(5,693)	6,976	(92,767)	(30,352)

Investing Activities
Purchase of equipment	-	-	-	-
Purchase of mineral property interests	-	(4,882)	-	(5,641)
Expenditures on mineral property interests	-	(80,153)	(14,385)	(221,892)
Tax credits received	11,588	-	11,588	-

Cash From (Used in) Investing Activities	11,588	(85,035)	(2,797)	(227,533)

Financing Activities
Shares issued for cash	-	-		-
Collection of subscriptions receivable	-	-	10,000	-

Cash Provided by Financing Activities	-	-	10,000	-

Inflow (Outflow) of Cash and Cash Equivalents	5,895	(78,059)	(85,564)	(257,885)
Cash and Cash Equivalents, Beginning of Period	2,676	177,535	94,135	357,361

Cash and Cash Equivalents, End of Period	$8,571	$99,476	$8,571	$99,476

Cash and Cash Equivalents Consists of:
Cash on hand	$8,571	$99,476	$8,571	$99,476
Term deposit	-	-	-	-

	$8,571	$99,476	$8,571	$99,476

Supplemental Cash Flow Information
Shares issued for purchase of mineral property interests	$-	$37,500	$-	$37,500
Stock-based compensation capitalized in mineral property interests	$-	$-	$-	$-
Mining tax credit recovery accrued in tax credits receivable	$-	$35,215	$2,004	$85,089
Mineral property interest expenditures included in accounts payable	$-	$55,000	$-	$-

See notes to financial statements.

3

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

1.	NATURE OF OPERATIONS

First Source Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on October 20, 2005. The Company is in the business of acquiring, exploring and evaluating mineral properties. The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

2.	GOING CONCERN

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the Company being able to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company reported net losses of $40,502 for the three months ended January 31, 2010 and $43,394 for the three months ended January 31, 2009, and has an accumulated deficit of $511,351 as at January 31, 20010 (2009  - $311,517).  The Company’s ability to continue as a going concern is dependent on the Company being able to raise equity financing and the attainment of profitable operations.  The Company had working capital of $34,334 at January 31, 2010 (July 31, 2009 - $122,267).

The business of mineral exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral property interests. The recoverability of amounts shown for mineral property interests is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties and future profitable production or proceeds from disposition of the mineral properties. The carrying value of the Company’s mineral property interests does not reflect current or future values.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have, in management’s opinion, been prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting policies (“GAAP”).  The following is a summary of the significant accounting policies used in the preparation of these financial statements.

4

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and deposits, which are readily convertible into known amounts of cash and purchased with original maturities of one year or less.

	(b)	Tax credits receivable

The Company accrues provincial resource tax credits and mining duties credits based on management’s best estimate of the tax credits according to its interpretation of current tax legislation.  Such claims are subject to review by taxation authorities and, therefore, the amount ultimately received could be materially different than the amount recorded.  Tax credits are recorded using the cost reduction method and are included as a reduction of mineral property interests.

	(c)	Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are capitalized until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All capitalized mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the capitalized costs, provision is made for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

	(d)	Impairment of long-lived assets

Long-lived assets of the Company are reviewed annually or when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

5

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Significant areas requiring the use of management estimates include the determination of tax credits receivable, rates of amortization for equipment, environmental obligations, asset retirement obligations (“ARO”), the impairment in value of mineral property interests, accrued liabilities, contingent liabilities, valuation allowance for future tax assets and the variables used in the calculation of stock-based compensation.  While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(f)	Asset retirement obligation

The Company recognizes estimates of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Amounts are recorded once they become known or can be readily estimated.  At present, the Company has determined that it has no material AROs.

	(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

6

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(h)	Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

	(i)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company does not incorporate an estimated forfeiture rate for options that will not vest but rather accounts for actual forfeitures as they occur.

	(j)	Equipment

Amortization of computer equipment is recorded on a straight-line basis over three years.

Additions during the year are amortized at the annual rates.

	(k)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Interest income is accrued on a time-apportioned basis by reference to the carrying value using the effective interest method.

7

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(l)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss).  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

	(m)	Accounting changes

Effective August 1, 2008, the Company adopted, prospectively, the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under the following Handbook guidelines.

(i) Going Concern

The CICA amended Section 1400, “General Standards of Financial Statement Presentation”, which requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The adoption did not have an impact on the financial statements for any of the periods presented.

(ii) Capital Disclosures

The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. This information is disclosed in note 5.  The adoption of this section has made no impact on the Company’s financial statements.

8

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Accounting changes (Continued)

(iii) Financial Instruments

Sections 3862 and 3863 replaced Section 3861, “Financial Instruments – Disclosure and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosure on the risks of certain financial instruments has been included in note 4.

	(n)	Future accounting change

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after August 1, 2011.  The effective date of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; accounts receivable, due from related party and share subscriptions receivable as loans and receivables, accounts payable and accrued liabilities and due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, due from related party, share subscriptions receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair values due to the expected maturity of these financial instruments.

9

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a) Credit risk

The Company manages credit risk in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  Current year’s accounts receivable consists of no financial instruments so the Company is not exposed to significant credit risk.

Concentration of credit risk exists with respect to the Company’s cash as the majority of amounts are held at a single major Canadian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	January 31, 2010	July 31, 2009

Cash	$8,571	$94,135

The credit risk associated with cash and cash equivalents is minimized by ensuring that these financial assets are placed with a major Canadian financial institution with strong investment-grade ratings by a primary rating agency.

Included in due from related party is $21 (July 31, 2009 - $nil).  Credit risk has been assessed as low by management as the Company has strong working relationships with the related party involved.  Included in share subscriptions receivable is $nil (July 31, 2009 - $10,000) due from a subscriber for a private placement (received in September, 2009).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and short-term investments to meet the Company’s business requirements.  However, at January 31, 2010 the cash balance of $8,571 is insufficient to meet the Company’s general administrative, property and exploration requirements for the coming year.  Therefore, the Company will likely be required to raise additional capital or sell one or more mineral properties in order to fund its operations in 2010.

	0 to 3 months	3 to 6 months	6 to 12 months	Total

Accounts payable and accrued liabilities	$17,316	$-	$10,000	$27,316
Due to related parties	-	-	138,299	138,299

	$17,316	$-	$148,299	$165,615

10

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company’s cash consists of cash held in a bank account that earns no interest. Therefore, the Company is not subject to interest rate risk.

(ii) Foreign currency risk

The Company is not exposed to foreign currency risk

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk.  The Company is not exposed to significant other price risk.

5.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities.  The Company defines its capital as shareholders’ equity.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenue.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and need to raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company is not subject to externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the year.

6.	EQUIPMENT

Equipment consists of the following:

	January 31, 2010	July 31, 2009

Computer equipment	$3,462	$3,462
Less: Accumulated amortization	1,834	1,257

	$1,628	$2,205

11

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

7.	MINERAL PROPERTY INTERESTS

Lac des Pics Claims	January 31, 2010	January 31, 2009

Acquisition costs
Balance, beginning of period	$160,916	$57,775
Additions during the six month period	-	43,141

Balance, end of period	160,916	100,916

Deferred exploration expenditures
Balance, beginning of period	426,714	169,884

Additions during the six month period
Drilling	14,385	-
Consulting and project management	-	-
Ground geophysical survey	-	93,050
Line cutting, chaining and trenching	-	67,818
Aerial survey	-	32,200
Soil sampling and analysis	-	19,208
Transportation	-	3,314
Other	-	6,302
Equipment rental	-	-
Wages of prospectors and wood cutters	-	-
Quebec refundable tax credits	(2,004)	(85,089)

	12,381	136,803

Balance, end of period	439,095	306,687

Total, end of period	$600,011	$407,603

On March 8, 2007, the Company entered into a formal option agreement to acquire a 100% interest in 26 registered mineral claims option in the Gaspe region of Quebec (collectively, the “Lac des Pics Claims”) for a price of $75,000 cash plus 750,000 common shares of the Company and a 2% net smelter royalty (of which 1.5% can be purchased for $2,000,000 within 120 days of the completion of a bankable feasibility study). The cash and share consideration is payable as follows:

(a)	$25,000 (paid) and 150,000 common shares (issued) upon signing the formal agreement;
(b)	$25,000 (paid) and 250,000 common shares (issued) one year after signing the formal agreement; and
(c)	$25,000 (paid) and 350,000 common shares (issued) two years after signing the formal agreement.

12

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

7.	MINERAL PROPERTY INTERESTS (Continued)

Under the agreement, the Company is also obligated to conduct exploration work with expenditures of at least $750,000 on the properties as follows:

(a) $150,000 (incurred) in the first year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist;
(b) $250,000 (incurred) in the second year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist; and
(c) $350,000 in the third year after the later of the date of entering the agreement and the date a technical report on the properties is issued by an independent geologist.

The optionor retains a right to regain the Lac des Pics Claims if the Company fails to carry out the exploration obligations.

As a finder’s fee to the consultant that facilitated the acquisition of the mineral property interests, the Company has issued 150,000 common shares valued at $7,500.

During the year ended July 31, 2009, the seller of the original 26 claims staked an additional 58 claims surrounding the original 26 claims, on behalf of the Company. The parties have agreed the new claims are covered by the original agreement and therefore the 2% net smelter royalty applies to the new claims and expenditures on the new claims are included as expenditures toward the exploration obligation under the original option agreement.

As at January 31, 2010, the Company has paid $75,000, and has issued 150,000 common shares valued at $0.05 per share, 250,000 common shares valued at $0.15 per share and 350,000 common shares valued at $0.10 per share consideration under the agreement.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.  There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge titles to all of its properties are in good standing.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral property interests, the potential for production on the property may be diminished or negated.

13

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

7.	MINERAL PROPERTY INTERESTS (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.	CAPITAL STOCK

	(a)	Authorized
Unlimited number of common shares without par value

	(b)	Issued

	Number of Shares	Amount	Contributed Surplus

Balance, July 31, 2007	6,040,955	$462,629	$13,173
Issued for cash
Initial public offering, net of costs of the offering	1,700,000	347,087	10,814
Stock-based compensation	-	-	34,940

Balance, July 31, 2008	7,740,955	809,716	58,927
Issued for cash
Private placement	1,890,000	189,000	-
Issued for mineral property interests (note 7)	600,000	72,500	-
Stock-based compensation	-	-	17,181

Balance, July 31 and January 31, 2010	10,230,955	$1,071,216	$76,108

(i)
On February 28, 2008, the Company issued 1,700,000 common shares pursuant to the closing of the Company’s initial public offering at $0.30 per share for gross proceeds of $510,000.  Agent’s fees and commissions, legal fees, accounting fees and printing costs incurred in connection with the offering totaling $152,099 have been deducted from the proceeds.  The Company also issued the Agent warrants entitling the Agent to acquire up to 119,000 common shares, exercisable at $0.30 per share until February 28, 2009 valued at $10,814 using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.97%
Expected dividend yield	-
Expected stock price volatility	75%
Expected life (years)	1

14

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

8.	CAPITAL STOCK (Continued)

	(b)	Issued (Continued)

(ii) In October 2008, the Company issued 250,000 common shares valued at $0.15 per share as partial consideration for the acquisition of mineral property interests.

(iii) In April 2009, the Company issued 350,000 common shares valued at $0.10 per share as partial consideration for the acquisition of mineral property interests.

(iv)
In July 2009, the Company issued 1,890,000 common shares for $0.10 per share for gross proceeds of $189,000 pursuant to a non-brokered private placement. Of the proceeds, $10,000 was receivable at July 31, 2009 and received subsequently.

	(c)	Stock options

The following summarizes stock option transactions since July 31, 2008:

	Six months ended January 31, 2010		Year ended July 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	570,048	$0.15	570,048	$0.15
Forfeited	60,000	$0.15	-	-

Outstanding, end of period	510,048	$0.15	570,048	$0.15

A summary of the Company’s options as at January 31, 2010 is as follows:

Expiry Date	Weighted Average Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable

June 1, 2012	$ 0.15	510,048	2.84	510,048

(d)	Share purchase warrants as at January 31

	2009	2008

Outstanding, beginning of year	-	119,000
Issued
Exercisable at $0.30 to February 28, 2009	-	-
Expired	-	-

Outstanding, end of period	-	119,000

15

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

8.	CAPITAL STOCK (Continued)

(e) Escrow shares

There are 1,659,429 common shares held in escrow, being 45% of an original 3,687,617 held in escrow with 15% of the original 3,687,617 to be released on August 31 and February 28 of each year until all escrow shares have been released (553,143 common shares were released on August 31, 2009).

9.	STOCK-BASED COMPENSATION

The Company’s rolling stock option plan (the “Plan”) allows the Company to award stock options not exceeding 10% of the number of issued and outstanding shares of the Company at the time of granting the options to its directors, officers, employees and consultants.  The Plan is administered by the Company’s Board of Directors, which has discretion as to the awards and terms of the options to be issued. Upon exercise of options, shares are issued from treasury.

There were 60,000 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to two directors of the Company as consideration for past services rendered, expiring June 1, 2012.  These options vested immediately.

There were 150,048 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to four directors of the Company and one consultant, expiring June 1, 2012. These options vested in equal monthly proportions over 12 months from the grant date.

There were 360,000 stock options granted on June 1, 2007 under the Plan with an exercise price of $0.15 per share to the directors of the Company, expiring June 1, 2012. These options vest in equal monthly proportions over 24 months from the grant date.

In the three months ended October 31, 2009, 60,000 options granted to a director in 2007 were forfeit upon the passing of 90 days since resignation of that director. As of January 31, 2010, 510,048 (July 31, 2009 - 570,048) stock options had vested and are exercisable.  The fair value of stock options vested during the three months ended January 31, 2010 was $nil (2009 -$5,155).

There were no options granted during 2009 and 2008.

16

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

10.	INCOME TAXES

The Company is subject to Canadian income taxes.  The Company had no income tax expense during the reported periods due to net operating losses. A reconciliation of income tax expense to the amount computed at the statutory rates is as follows:

	2010	2009

Net loss for the three months ended January 31	$(40,502)	$(42,368)

Income tax benefit computed at Canadian statutory rate	$(12,320)	$(13,134)
Amounts not deductible for tax purposes
Non-deductible stock-based compensation	-	1598
Other	89	32
Effect of unrecognized non-refundable mining investment tax credits	-	-
Effect of change in tax rate	-	-
Effect of unrecognized future income tax assets	12,231	11,504

Income tax expense	$-	$-

Significant components of the Company’s future income tax assets are as follows:

	January 31, 2010	July 31, 2009
	26%	26%
Future income tax assets
Non-capital loss carry-forwards	$128,120	$106,701
Non-refundable mining investment tax credits	47,365	45,926
Share issuance costs	28,301	28,301
Mineral property interests	1,125	1,125
Equipment	1,024	847

	205,935	182,900
Valuation allowance	(205,935)	(182,900)

Future income tax assets, net	$-	$-

The Company has available non-capital losses of $485,900 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2025	$50
2026	35,400
2027	28,800
2028	117,800
2029	228,300
2030	75,550

$485,900

17

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

11.	RELATED PARTY TRANSACTIONS

(a)
The Company shares office space and administrative services with a company of which the Company’s President is a director.   Included in due from related party is $21 (July 31, 2009 - $nil) and included in due to related parties is $nil (July 31, 2009 - $880) for reimbursement of administrative costs.  The amounts due to and from the related company have no specific terms of repayment, are unsecured and non-interest bearing.

(b)
Due to related parties includes $65,000 (July 31, 2009 - $35,000) owed to the Company’s President for salary for the months of January 2009 through January 31, 2010.  Included in due to related parties is $284 (July 31, 2009 - $284) due to the Company’s President for reimbursement of expenses.  The amount due to the Company’s President has no specific terms of repayment, is unsecured and non-interest bearing.

(c)
Until March 2009, the Company engaged the services of a company owned by a director (former director as of December 2009) for project management and geological consulting services with respect to the Lac des Pics Claims.  The Company incurred with the related company $143,892 in the year ended July 31, 2009 (2008 - $159,308) for management and consulting services and reimbursement for costs incurred on behalf of the Company (note 12). The same director is a 1/8 owner of one of the sub-contractors used for $32,100 in trenching in the year ended July 31, 2009.  Included in due to related parties is $35,000 (July 31, 2009 - $35,000) accrued contingent liabilities (note 12).

(d)
The Company has engaged a director for accounting services. The Company has incurred $4,500 in the three months ended January 31, 2010 (2009 - $3,520) in respect of these services. Due to related parties includes $16,000 (July 31, 2009 - $10,500) payable to the director in respect of these services.  The amount due to the director has no specific terms of repayment, is unsecured and non-interest bearing.

(e)
The Company has engaged a director for legal and corporate secretary services. The Company has incurred $6,000 in the three months ended January 31, 2010 (2009 - $6,000) in respect of these services. Due to related parties includes $22,015 (July 31, 2009 - $14,140) payable to the director in respect of these services.  The amount due to the director has no specific terms of repayment, is unsecured and non-interest bearing.

The related party transactions were in the normal course of business. They were recorded at their exchange amount, the amount of consideration established and agreed to by the related parties.

12.	CONTINGENT LIABILITIES

The Company is involved in a dispute over an invoice for exploration work performed during the 2008 calendar year by a company engaged for project management and geological consulting services on the Lac des Pics project (note 11(c)). The invoice in question is in excess of the amount agreed to and approved by the Company. The Company contends that the invoice amount is approximately $131,000 in excess of the agreed amount and, therefore, the Company is not liable for the excess. The Company has offered to settle the dispute for a payment of $25,000 plus 100,000 shares of the Company valued at $10,000, but the offer was declined and has since been withdrawn by the Company. The Company has accrued $35,000 in liabilities in respect of this matter.  The balance represents management’s estimate of the settlement amount at this time; however, as the actual amount may differ, the difference will be recorded during the period in which settlement occurs and, accordingly, may affect the Company’s future results of operating and cash flows.

18

FIRST SOURCE RESOURCES INC. (An Exploration Stage Company) Notes to Financial Statements Three and Six Month Periods Ended January 31, 2010 and 2009

13.	SUBSEQUENT EVENTS

The Company entered into a letter agreement dated February 26, 2010 (the “Agreement”) with CB Gold Inc., a privately-held British Columbia company (“CB Gold”), containing the principal terms of a proposed business combination between First Source and CB Gold (the “Transaction”).

The Transaction must still be consummated following a mutual due diligence period. The closing of the Transaction, as contemplated by the Agreement, is subject to a number of conditions, including the execution of a definitive agreement after a mutual due diligence period, the approval of the shareholders of First Source and CB Gold, the approval of all relevant regulatory authorities, including the TSX Venture Exchange (the “TSXV”), and the listing of the common shares of New CB Gold on the TSXV. The Agreement provides for the right of each of First Source and CB Gold to terminate the Agreement and not complete the Transaction in certain circumstances, including in the event the Transaction is not completed by July 31, 2010.

Under the terms of the Transaction, First Source’s outstanding common shares will be consolidated on a 3.5 to 1 basis and, subject to any adjustments, shareholders of CB Gold will receive 1.0476 common shares of the Company (post-consolidation) for each one CB Gold common share (the “Exchange Ratio”).  As part of the Transaction, following such share exchange, First Source and CB Gold will amalgamate under the name CB Gold Inc. (“New CB Gold”).

At the closing of the Transaction, existing CB Gold shareholders and First Source shareholders will own, on a fully diluted basis, approximately 95% and 5% of the outstanding common shares of New CB Gold, respectively. The Transaction will constitute a reverse take-over of First Source by CB Gold within the meaning of the policies of the TSXV.

The Transaction is based on a value of $0.55 per common share of CB Gold, and the Exchange Ratio implies a per-share value of the common shares of First Source of $0.15 on a pre-consolidation basis.  This represents a premium of 114% to the closing price of First Source’s shares on the TSXV on February 25, 2010.

CB Gold intends to raise up to $5,000,000 in a non-brokered private placement at a price of $0.50 per share which is expected to close on or about March 19, 2010.  The Exchange Ratio will be amended to reflect the effect of this financing in the definitive agreement incorporating the terms of the Letter Agreement.

The Agreement also requires the Company arrange to have its existing Lac des Pics mineral property interests divested by the completion of the Transaction.  CB Gold will also require that new owners of the property accept any property liabilities, including environmental liabilities from the past three years exploration conducted by the Company.  The Company believes the property has potential, warranting continued exploration and is still considering options in this regard.

If the Transaction is not completed (if either party withdraws before a definitive agreement is executed, or if one of the required approvals is no obtained), activities over the ensuing year are anticipated to focus on the Lac des Pics property.

19

Part II(2)(c)

FIRST SOURCE RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of First Source Resources Inc. (the “Company”) will be held in the Conference Room at 1068 Hornby Street, Vancouver, British Columbia, at 11:00 a.m., on Thursday, January 28, 2010 for the following purposes:

1.	To receive and consider the audited Financial Statements of the Company for the year ended July 31, 2009, together with the Auditors’ report thereon.

2.	To fix the number of directors of the Company at four.

3.	To elect the directors for the ensuing year.

4.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

5.	To consider and, if thought appropriate, to approve a resolution to re-adopt the Company’s 2007 stock option plan, as more particularly described in the management information circular.

6.	To transact such other business as may properly come before the meeting.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, as of the 30th day of December, 2009.

By Order of the Board of Directors of
FIRST SOURCE RESOURCES INC.

“Peter Smith”
Peter Smith
Chairman of the Board of Directors

FIRST SOURCE RESOURCES INC.
(the “Company”)
1105-1068 Hornby Street
Vancouver, British Columbia
V6Z 1V6

INFORMATION CIRCULAR

(all information as at December 30, 2009 unless otherwise stated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general and special meeting (the “Meeting”) of the Company to be held on Thursday, January 28, 2010 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 4th floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Many shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”).  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non objecting beneficial owners”.  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As at the date hereof, there are issued and outstanding 10,230,955 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.  The Company has no other classes of voting securities.

Persons who are registered shareholders at the close of business on December 24, 2009 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company that have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Peter Smith	1,882,117	18.4%

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s policy regarding compensation of the executive officers of the Company is to provide reasonable salary levels and compensation incentives that support the short-term, mid-term and long-term goals of the Company and attract and retain suitable and qualified executive management.

The board of directors of the Company has not formed a compensation committee.  Rather, compensation matters regarding the Company’s directors and management are considered, discussed and determined by the full board. without reference to formal objectives, criteria and analysis.  Interested directors abstain from voting with respect to compensation matters that they have an interest in.

In 2009, management was compensated by salaries or fees which were set by the board.  Members of management had also received stock options in previous years.  Remuneration levels were determined by taking into account each executive’s experience level and qualifications, the scope and complexity of the position held, and salaries being paid for similar positions at other Canadian companies of similar size to the Company.  To enable the Company to preserve cash, management agreed to defer payment of most of the remuneration beginning in January 2009.  Peter Smith, the Company’s President, CEO and Chairman, accrued a salary of $60,000 in the fiscal year ended July 31, 2009, but has received only $25,000 of this amount to date; Douglas Smith (no relation to Peter Smith), the Company’s Chief Financial Officer, accrued fees of $18,000 in the fiscal year ended July 31, 2009, but has received only $11,000 of this amount to date; and Michael Raven, the Company’s Corporate Secretary, accrued fees of $24,000 in the fiscal year ended July 31, 2009, but has received only $14,145 to date.

Options are issued under the Company’s 2007 Stock Option Plan, which is described below under “Incentive Awards – Description of 2007 Stock Option Plan”.  As of the date of this Information Circular, 510,048 options are issued and outstanding under the Plan.

The number of options to be granted under the Company’s 2007 Stock Option Plan to the Company’s executive officers (as well as other directors, employees and consultants of the Company) is determined by considering the number of options available in the Company’s option pool, the position, qualifications and contributions to the Company’s success of each option recipient, previous grants (if any) of option-based awards, and option grants made by other Canadian companies of similar size to the Company.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at July 31, 2009 and any other executive officers of the Company as at July 31, 2009 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total ($)
					Annual incentive plans	Long-term incentive plans
Peter Smith Director, Chairman, President and Chief Executive Officer	2009 2008 2007	$60,000(2) $30,000 Nil	Nil Nil Nil	Nil Nil $15,458	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$60,000 $30,000 $15,458
Doug Smith Director and Chief Financial Officer	2009 2008 2007	$18,000(3) $8,529(3) $2,800(3)	Nil Nil Nil	Nil Nil $9,733	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,000 $8,529 $12,533
(1)
All stock options were granted under the Company’s 2007 Stock Option Plan at an exercise price of $0.15.  The option-based award value was calculated using the Black-Scholes option pricing model with a discount rate of 4.25%, expected life of 5 years and a volatility factor of 100%.  The option value is the same as that calculated for accounting purposes.

(2)	While this amount was accrued as salary for 2009, Mr. Smith was only paid $25,000 and deferred payment of $35,000 of this amount.
(3)
While this amount was accrued as salary for 2009, Mr. Smith has only been paid $11,000 to date and deferred payment of $7,000 of this amount.  These funds were paid to Mr. Smith as an independent contractor for accounting services.

Incentive Plan Awards

Description of 2007 Stock Option Plan

The Company’s 2007 stock option plan (the “Stock Option Plan” or the “Plan”) was approved by the board of directors of the Company on June 1, 2007.  A copy of the Stock Option Plan was attached as Appendix II to the Company’s Information Circular for its 2008 annual general meeting of shareholders and is incorporated by reference herein.  The Information Circular was filed on SEDAR at www.sedar.com on November 27, 2008 and is available on SEDAR, and upon request the Company will promptly provide a copy of the Information Circular free of charge to a securityholder of the Company.  The following is a summary of the terms of the Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.  The key features of the Stock Option Plan are as follows:

•
The maximum number of common shares issuable under the Plan shall not exceed 10% of the number of common shares of the Company issued and outstanding as of each award date, inclusive of all common shares reserved for issuance pursuant to previously granted stock options.

•	The options have a maximum term of five years from date of issue.

•	Options vest as determined by the board of directors.

•	The exercise price of options granted under the Plan will be as determined by the board of directors.

•	The total number of options awarded to any one option holder in any twelve month period shall not exceed 5% of the issued and outstanding common shares of the Company at the award date.

•	The total number of options awarded to any one consultant in any twelve month period shall not exceed 2% of the issued and outstanding common shares of the Company at the award date.

•
The total number of options awarded to all employees and consultants who perform investor relations activities for the Company shall not exceed 2% of the issued and outstanding common shares of the Company, in any twelve month period, calculated at the award date.

The board of directors has the power to, at any time and from time to time and subject to approval of the TSX Venture Exchange where applicable, either prospectively or retrospectively, amend, suspend or terminate the Plan or any option granted under the Plan, including changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, changes to the exercise price of options, changes to the term of options, changes regarding the right to exercise options after termination and changes regarding the vesting of options.

The Plan may be terminated or suspended at any time by resolution of the board of directors, but any such termination or suspension will not affect or prejudice rights of participants holding options at that time.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the board of directors and in force on the date of termination will continue in effect as long as any option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the board of directors may make such amendments to the Plan or the options as they would have been entitled to make if the Plan were still in effect.

The Stock Option Plan is a “rolling” stock option plan under TSX Venture Exchange – Corporate Finance Manual – Policy 4.4 – Incentive Stock Options (the “Exchange Policy”), as under the Stock Option Plan the Company is authorized to grant stock options of up to 10% of its issued and outstanding common shares at the time of the stock option grant, from time to time.  As of the date hereof, options to purchase an aggregate of 510,048 common shares, representing approximately 5.0% of the issued and outstanding common shares, are outstanding under the Stock Option Plan.  This leaves options to purchase an aggregate of 513,047 common shares, representing approximately 5.0% of the issued and outstanding common shares, available for issuance under the Stock Option Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the Named Executive Officers as of July 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Smith	135,008(2)	$0.15	April 30, 2012	Nil	Nil	Nil
Doug Smith	85,008(2)	$0.15	April 30, 2012	Nil	Nil	Nil
(1)
All amounts represent the in-the-money value of each unexercised option, whether vested or unvested, based on the difference between the closing price per common share on July 31, 2009, namely $0.09, and the exercise price of such option.

(2)	All options have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all vested awards under incentive plans for each of the Named Executive Officers during the year ended July 31, 2009.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Peter Smith	Nil	Nil	Nil
Doug Smith	Nil	Nil	Nil
(1)	All amounts represent the in-the-money value on the applicable vesting date of that portion of each option vested during the year ended July 31, 2009.

Termination and Change of Control Benefits

There are no incremental payments, payables and benefits that are due from the Company to each Named Executive Officer that are triggered by, or result from any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in such Named Executive Officer’s responsibilities.  See “Incentive Plan Awards – Description of 2007 Stock Option Plan”, above, for a discussion of the treatment of options held by option holders upon various termination events or change in control circumstances.

Director Compensation

Director Compensation Table

The following table sets forth the compensation earned by the directors of the Company, excluding Peter Smith and Doug Smith, whose compensation is set forth above under the heading “Summary Compensation Table”, during the year ended July 31, 2009.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Howard Lahti	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom Lamb	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wayne Lockhart	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Raven	Nil	Nil	Nil	Nil	Nil	$24,000(1)	$24,000
(1)
This amount represents a monthly fee of $2,000 payable to Mr. Raven for acting as Corporate Secretary and providing legal services to the Company.  In order to enable the Company to preserve cash, Mr. Raven has only received $14,145 of this amount to date.

The Company does not pay fees to its directors for being on the Board or attending meetings of the Board.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth all awards outstanding for each director of the Company, excluding Peter Smith and Doug Smith, whose compensation is set forth above under the heading “Outstanding Share-Based Awards and Option-Based Awards”, during the year ended July 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Howard Lahti	60,000(2)	$0.15	April 30, 2012	Nil	Nil	Nil
Tom Lamb	85,008(2)	$0.15	April 30, 2012	Nil	Nil	Nil
Wayne Lockhart	85,008(2)	$0.15	April 30, 2012	Nil	Nil	Nil
Michael Raven	95,008(2)	$0.15	April 30, 2012	Nil	Nil	Nil
(1)
All amounts represent the in-the-money value of each unexercised option, whether vested or unvested, based on the difference between the closing price per common share on July 31, 2009, namely $0.09, and the exercise price of such option.

(2)	All options have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all vested awards under incentive plans for each director of the Company, excluding Peter Smith and Doug Smith, whose compensation is set forth above under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”, during the year ended July 31, 2009.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Howard Lahti	Nil	Nil	Nil
Tom Lamb	Nil	Nil	Nil
Wayne Lockhart	Nil	Nil	Nil
Michael Raven	Nil	Nil	Nil
(1)	All amounts represent the in-the-money value on the applicable vesting date of that portion of each option vested during the year ended July 31, 2009.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the Company’s equity compensation plan information as of July 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in second the column)
Equity compensation plans approved by security holders	570,048	$0.15	453,047
Total	570,048	$0.15	453,047

MANAGEMENT CONTRACTS

There are no agreements or arrangements under which management functions of the Company or any subsidiary of the Company are, to any substantial degree, performed by a person other than the directors or senior officers of the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

The following are the transactions or proposed transactions in which an informed person or proposed director of the Company has or has had a material interest since the commencement of the Company’s most recently completed financial year which has materially affected or would materially affect the Company:

•
During the year ended July 31, 2007, Wayne Lockhart, the Company’s Chief Geologist and a director of the Company, became a related party, through his company Lockhart Exploration, to the following agreements (each of which is available on SEDAR at www.sedar.com and is incorporated herein by reference):  Letter of Intent between the Company, ASPM Inc., and Lockhart Exploration dated February 27, 2007; Formal Agreement between the Company and ASPM Inc., dated March 8, 2007; and Exploration Services Agreement between the Company and Lockhart Exploration, dated June 20, 2007.  As Wayne Lockhart became a director and officer of the Company on March 10, 2007, he was not a director or officer of the Company when the first two agreements (the Letter of Intent and the Formal Agreement) were entered into.  The effect of these first two contracts is to obligate the Company to use Mr. Lockhart’s exploration company, Lockhart Exploration, for exploration work conducted on the Company’s Lac Des Pics Property covered by the agreements (so long as Lockhart Exploration is able to complete such work at fair market rates within a reasonable timeframe).  The third agreement, the Exploration Services Agreement, details how Phase I of the exploration program on the Property is to be carried out by Lockhart Exploration on behalf of the Company.  Mr. Lockhart abstained from discussion and voting on the issue of whether the Company should resolve to enter into the Exploration Services Agreement.  Mr. Lockhart directly benefits from all three of the above agreements in that they allow him to influence which geologists, contractors and other services are used in connection with the exploration program.  Further, Mr. Lockhart may also provide his services as a geologist, and may pay himself a fee in relationship to such services, as well as one or more management fees, from Lockhart Exploration.  As at July 31, 2009, the Company had paid or owed to Lockhart Exploration $55,997 since the beginning of the project for management and consulting services.  There is currently a disagreement between Lockhart Exploration and the Company in relation to invoicing for the 2008 exploration season.  Lockhart Exploration has invoiced the Company, in an invoice dated December 5, 2008 and received by the Company on January 5, 2009, for an amount that was $131,000 over the board-approved budget. Negotiations between Lockhart Exploration and the Company are ongoing, but it does not appear the two sides are, as yet, very close to working out a compromise.  As such, until the situation has been resolved, the Company does not plan on using Lockhart Exploration to manage ongoing exploration conducted by the Company at Lac des Pics.  Lockhart Exploration was not used for any of the Company’s exploration work during the 2009 season.

•	The Company shares office space and administrative services with another company, Terra Firma Resources Inc., of which the Company’s President, Peter Smith, is also a director.

•
The Company has engaged the services of Doug Smith (no relation to Peter Smith), a director and the Company’s Chief Financial Officer, for accounting services.  During the financial year ended July 31, 2009, the Company incurred a total of $18,000 in respect of those services, $11,000 of which has been paid and $7,000 has been deferred by Mr. Smith to enable the Company to preserve cash.

•
The Company has engaged the services of Michael Raven, a director and the Company’s Corporate Secretary, for legal services.  During the financial year ended July 31, 2009, the Company incurred a total of $24,000 in respect of those services, $14,145 of which has been paid and $9,855 has been deferred by Mr. Raven to enable the Company to preserve cash.

Each of the documents identified above as being incorporated herein by reference is available on SEDAR at www.sedar.com and, upon request, the Company will promptly provide a copy of such document free of charge to a securityholder of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company.

CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

The Company’s board, which is responsible for supervising the management of the business and affairs of the Company, is comprised of Tom Lamb, Wayne Lockhart, Michael Raven, Doug Smith and Peter Smith.  Howard Lahti was also a director of the Company until May 29, 2009, when he tendered his resignation.  Michael Raven (Corporate Secretary), Doug Smith (Chief Financial Officer) and Peter Smith (President) are officers of the Company.  Wayne Lockhart was previously the Chief Geologist of the Company, but is no longer an officer of the Company.  Tom Lamb is “independent” as defined in NI 58-101.  Each of the current directors other than Wayne Lockhart will be seeking re-election.

The mandate of the board is to supervise the management of the Company and to act in the best interests of the Company. The board approves all significant decisions that affect the Company before they are implemented. The board generally meets on a quarterly basis and special meetings are held at the call of the Chairman or upon the request of two board members.

In addition to their positions on the board, the current and proposed directors of the Company also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Tom Lamb	None
Wayne Lockhart	None
Michael Raven	None
Doug Smith	None
Peter Smith	Terra Firma Resources Inc.

Orientation and Continuing Education

Upon request, the board provides directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.  The board also ensures that each director is presented with current information regarding the business of the Company, and the role the director is expected to fulfill.  Board members are also given access to management and other employees for informational purposes.

Ethical Business Conduct

Directors, officers and employees are required as a function of their position within the Company to structure their activities and interests to avoid conflicts and potential conflicts of interest and refrain from making personal profits from their positions.  The board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The board as a whole is responsible for reviewing the composition of the board on a periodic basis. When vacancies arise, the board will consider the competencies and skills of potential new members, as well as the candidate’s ability to devote sufficient time and resources to his or her duties as a board member.

Compensation

Compensation for members of the board is determined on the recommendation of the board of directors, with the board member to receive the compensation abstaining from such recommendation.

Compensation for the CEO of the Company and other officers is also determined on the recommendation of the board of directors.  In making such recommendation, the individual’s qualifications, experience and the demands of the position are among the factors considered in establishing such compensation.

Board Committees

The board currently has no committees, although it intends to form an audit committee following the Meeting.

Assessment

The entire board is responsible for assessing the effectiveness of the board, its members and the audit committee, in consultation with the chair of the board and the chair of the audit committee.

AUDIT COMMITTEE CHARTER

Mandate

The primary functions of the audit committee (the “Committee”) are to assist the board in fulfilling its responsibility for oversight of the Company’s financial accounting and reporting, the system of internal controls established by management and the adequacy of internal and independent auditing relative to these activities.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Charter of the Committee is attached hereto as Appendix I.

Composition

The Committee shall consist of at least three directors, the majority of whom are outside, or non-management, directors, and a majority of whom are unrelated (as that term is used in the report of the TSX Venture Exchange’s Committee on Corporate Governance), that is, who are independent of management and are free from any interest and any business or other relationship which could, or might reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

It is expected that each of the members of the Committee shall have a working familiarity with basic finance and accounting practices, and shall have experience with reviewing and approving public company financial statements, either as part of management or as a member of a public company’s audit committee.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

As at the date hereof, there is no Audit Committee, although the board intends to form one following the Meeting.

Meetings

The Committee shall meet at least once quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services as described above.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
July 31, 2009	$25,972	$Nil	$5,300	$Nil
July 31, 2008	$21,528	$Nil	$Nil	$Nil
July 31, 2007	$Nil	$Nil	$Nil	$Nil

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended July 31, 2009 (the “Financial Statements”), together with the Auditors’ Report thereon will be presented to the shareholders of the Company at the Meeting.  A request form that shareholders may use to request a copy of the Financial

Statements, together with the Auditors’ Report thereon and management’s discussion and analysis of the Financial Statements, as well as the interim financial statements and management’s discussion and analysis of the interim financial statements, is being mailed to the shareholders with this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The board of directors of the Company is required to have an audit committee.  However, due to the resignation of Howard Lahti, there is not currently an audit committee.  The board intends to form an audit committee following the Meeting.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Residence and Position with the Company(1)	Principal Occupation or Employment(1)	Year First Appointed as Director	Shares Owned(2)
Peter Smith B.C., Canada President, Chairman and Director	Lawyer, Self-employed	2005	1,882,117
Tom Lamb B.C., Canada Director	Lawyer, Self-employed	2005	605,517
Michael Raven B.C., Canada Director and Corporate Secretary	Lawyer, Self-employed	2005	166,650
Doug Smith B.C., Canada Director and Chief Financial Officer	Accountant, Self-employed	2007	183,333

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

Except as disclosed below, no proposed director:

(a)
is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

The persons named in the enclosed Proxy will vote for the re-appointment of Smythe Ratcliffe LLP, Chartered Accountants, as Auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.

Approval of Stock Option Plan

The Company is required to obtain the approval of its Shareholders to any stock option plan that is a “rolling” plan yearly at the Company’s annual meeting of shareholders. The Company’s 2007 Stock Option Plan, described above under “Incentive Plan Awards – Description of 2007 Stock Option Plan”, is a “rolling” plan, and accordingly at the Meeting shareholders will be asked to approve the following ordinary resolution approving the Stock Option Plan:

“BE IT RESOLVED THAT:

1. the current Stock Option Plan of First Source Resources Inc. (the “Company”), as described in the management information circular of the Company dated December 30, 2009, is hereby approved; and

2. any director or officer of the Company is hereby authorized to execute (whether under the corporate seal of the Company or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 683-7031 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

OTHER MATTERS

Neither the board of directors nor management of the Company is aware of any matters that will be brought before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

By order of the board of directors of
FIRST SOURCE RESOURCES INC.

“Peter Smith”
Peter Smith
Chairman of the Board of Directors

APPENDIX I

AUDIT COMMITTEE CHARTER

FIRST SOURCE RESOURCES INC.

CHARTER OF THE AUDIT COMMITTEE

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of First Source Resources Inc. (the “Company”) was adopted by the Board on November 5, 2008.

Role of Audit Committee

The Committee shall assist the Board in fulfilling its responsibility for oversight of the Company’s financial accounting and reporting, the system of internal controls established by management, and the adequacy of internal and independent auditing relative to these activities.

Authority to Retain Experts

The Committee shall have the authority to retain outside counsel or other experts as necessary to assist the Committee in fulfilling its responsibilities.

Reporting

The Audit Committee shall report to the Board.

Appointment and Composition

The Committee and its Chair shall be appointed by the Board.  The Chair shall be a member of the Committee.

The Committee shall consist of at least three directors, the majority of whom are outside, or non-management, directors, and a majority of whom are unrelated (as that term is used in the report of the TSX Venture Exchange’s Committee on Corporate Governance), that is, who are independent of management and are free from any interest and any business or other relationship which could, or might reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

It is expected that each of the members of the Committee shall have a working familiarity with basic finance and accounting practices, and shall have experience with reviewing and approving public company financial statements, either as part of management or as a member of a public company’s audit committee.

Duties

The Committee shall:

1.	Provide for an open avenue of communications between the independent auditors, management and the Board and, at least once annually, meet with the independent auditors independently of management.

2

2.
Review the qualifications and evaluate the performance of the independent auditors and make recommendations to the Board regarding the selection, fee arrangements, appointment or termination of the independent auditors. The independent auditors shall be ultimately accountable to the Board and the Committee, as representatives of the Shareholders.

3.
Receive on an annual basis a formal written statement from the independent auditors that they are in fact independent, and discuss with the auditors any relationships that may impact the auditor’s independence and recommend to the Board any actions necessary to oversee the auditor's independence.

4.	Review and approve the independent auditors’ annual engagement letter.

5.
Review with the independent auditors (1) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the independent auditors or management believe special attention should be directed, (2) the results of their audit, including their letter of recommendations for management (3) their evaluation of the adequacy of the Company’s system of internal controls, (4) significant areas of disagreement, if any, with management, (5) cooperation received from management in the conduct of the audit, and (6) significant accounting, reporting, regulatory or industry developments affecting the Company.

6.	Discuss with management and the independent auditors any issues regarding significant business risks or exposures and assess the steps management has taken to minimize such risk.

7.
Review with management and the independent auditors the Company’s unaudited quarterly financial statements and the Company’s audited annual financial statements and make a recommendation to the Board as to approval thereof.

8.
In reviewing the quarterly and annual financial statements, include a review of estimates, reserves, accruals, write-downs, judgmental areas, audit adjustments, difficulties encountered in performing any audit, and such other review as may be appropriate.

9.	Perform such other functions as assigned by law, the Company’s articles or as the Board deems necessary and appropriate.

Committee Meetings and Board Reporting

Meetings will be held as required, but not less than quarterly. Minutes will be recorded and reports of committee meetings will be presented at the next regularly scheduled Board meeting.

Committee Charter Review and Approval

This Audit Committee Charter shall be reviewed, reassessed and approved by the Board annually.

Whistleblower Policy

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by the Companys employees of concerns regarding questionable accounting or auditing matters. A copy of the procedures is attached as Schedule “A”.

November 5, 2008

3

SCHEDULE “A”
To the Audit Committee Charter

Procedures for the Submission of Complaints or Concerns Regarding Accounting, Internal Accounting Controls, Auditing Matters

The Audit Committee of the Board of Directors of First Source Resources Inc. (the “Company”) has established procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the submission by employees of the Company and others, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters.

In accordance with National Instrument 52-110, the Audit Committee has adopted the following procedures:

1.	The Company shall promptly forward to the Audit Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

2.
Any employee of the Company may submit, on a confidential, anonymous basis if the employee so desires, any concerns (the “concern”) regarding financial statement disclosures, accounting, internal accounting controls or auditing matters. All such concerns shall be set forth in writing and forwarded in a sealed envelope to the Chairman of the Audit Committee, in care of the Company’s Corporate Secretary at:

Michael Raven, Corporate Secretary
2245 154A Street
Surrey, BC, V4A 5T1

If an employee would like to discuss the concern with a member of the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate.

3.
Following the receipt of any concern submitted hereunder (the “submission”), the Audit Committee will investigate each matter so reported and take such steps, actions or institute such procedures as the Audit Committee deems appropriate.

4.
The Audit Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of the submission and such other outside advisors shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

5.
The Board of Directors stands behind this policy and guarantees that no retaliation of any kind will be taken or permitted to be taken against employees with respect to any submission made in good faith.

The Audit Committee shall retain the submission and the documentation related thereto as part of the records of the Audit Committee.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), CB Gold Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

CB Gold Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB Gold Inc.

By:	/s/ FABIO CAPPONI
Name: Fabio Capponi
Title: President and Chief Executive Officer

Date: July 1, 2010